

Uber

2023 Annual Report

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Uber's Mission

We reimagine the way the world moves for the better

We are Uber. The go-getters. The kind of people who are relentless about our mission to help people go anywhere and get anything and earn their way. Movement is what we power. It's our lifeblood. It runs through our veins. It's what gets us out of bed each morning. It pushes us to constantly reimagine how we can move better. For you. For all the places you want to go. For all the things you want to get. For all the ways you want to earn. Across the entire world. In real time. At the incredible speed of now.

Our Values

Our values reflect who we are and where we are going. They guide our decision-making, unite and define our culture, and tell a story to the world about Uber's corporate purpose.

Do the right thing

Period.

Go get it

Bring the mindset of a champion.

Our ambition is what drives us to achieve our mission. How we define a champion mindset isn't based on how we perform on our best days, it's how we respond on our worst days. We hustle, embrace the grind, overcome adversity, and play to win for the people we serve. Because it matters.

Trip obsessed

Make magic in the marketplace.

The trip is where the marketplace comes to life. The earner, rider, eater, courier, and merchant are the people who connect in our marketplace - and we see every side. This requires judgment to make difficult trade-offs, blending algorithms with human ingenuity, and the ability to create simplicity from complexity. When we get the balance right for everyone, Uber magic happens.

Build with heart

We care.

We work at Uber because our products profoundly affect lives and we care deeply about our impact. Putting ourselves in the shoes of people who connect in our marketplace helps us build better products that positively impact our communities and partners. Our care drives us to perfect our craft.

Stand for safety

Safety never stops.

We embed safety into everything we do. Our relentless pursuit to make Uber safer for everyone using our platform will continue to make us the industry leader for safety. We know the work of safety never stops, yet we can and will challenge ourselves to always be better for the communities we serve.

See the forest *and* the trees

Know the details that matter.

Building for the intersection of the physical and digital worlds at global scale requires seeing the big picture and the details. Knowing the important details can change the approach, and small improvements can compound into enormous impact over time.

One Uber

Bet on something bigger.

It's powerful to be a part of something bigger than any one of us, or any one team. That's why we work together to do what's best for Uber, not the individual or team. We actively support our teammates, and they support us - especially when we hit the inevitable bumps in the road. We say what we mean, disagree and commit, and celebrate our progress, together.

Great minds don't think alike

Diversity makes us stronger.

We seek out diversity. Diversity of ideas. Identity. Ethnicity. Experience. Education. The more diverse we become, the more we can adapt and ultimately achieve our mission. When we reflect the incredible diversity of the people who connect on our platform, we make better decisions that benefit the world.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-38902

UBER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**45-2647441**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1725 3rd Street

San Francisco, California 94158

(Address of principal executive offices, including zip code)

(415) 612-8582

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.00001 per share	UBER	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $87.9 billion based upon the closing price reported for such date on the New York Stock Exchange.

The number of shares of the registrant's common stock outstanding as of February 12, 2024 was 2,076,497,400.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2023.

UBER TECHNOLOGIES, INC.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "hope," "intend," "may," "might," "objective," "ongoing," "plan," "potential," "predict," "project," "should," "target," "will," or "would" or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our ability to successfully defend litigation and government proceedings brought against us, including with respect to our relationship with drivers and couriers, and the potential impact on our business operations and financial performance if we are not successful;

- our ability to successfully compete in highly competitive markets;

- our expectations regarding financial performance, including but not limited to revenue, achieving or maintaining profitability, ability to generate or maintain positive Adjusted EBITDA or Free Cash Flow, expenses, and other results of operations;

- our expectations regarding future operating performance, including but not limited to our expectations regarding future Monthly Active Platform Consumers ("MAPCs"), Trips, Gross Bookings, and Revenue Margin (defined as revenue as a percentage of Gross Bookings);

- our expectations regarding our competitors' use of incentives and promotions, our competitors' ability to raise capital, and the effects of such incentives and promotions on our growth and results of operations;

- our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

- our anticipated capital expenditures and our estimates regarding our capital requirements;

- our ability to close and integrate acquisitions into our operations;

- anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

- the size of our addressable markets, market share, category positions, and market trends, including our ability to grow our business in the countries we have identified as expansion markets;

- the safety, affordability, and convenience of our platform and our offerings;

- our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

- our ability to effectively manage our growth and maintain and improve our corporate culture;

- our expected growth in the number of platform users, and our ability to promote our brand and attract and retain platform users;

- our ability to maintain, protect, and enhance our intellectual property rights;

- our ability to introduce new products and offerings and enhance existing products and offerings;

- our ability to successfully enter into new geographies, expand our presence in countries in which we are limited by regulatory restrictions, and manage our international expansion;

- our ability to successfully renew licenses to operate our business in certain jurisdictions;

- our ability to successfully respond to global economic conditions, including rising inflation and interest rates;

- the availability of capital to grow our business;

- volatility in the business or stock price of our minority-owned entities;

- our ability to meet the requirements of our existing debt and draw on our line of credit;

- our ability to prevent disturbances, including cybersecurity incidents, to our information technology systems;

- our ability to comply with existing, modified, or new laws and regulations applying to our business;

- the impact of contagious disease or outbreaks of viruses, disease or pandemics on our business, results of operations, financial position and cash flows; and

- our ability to implement, maintain, and improve our internal control over financial reporting.

Actual events or results may differ from those expressed in forward-looking statements. As such, you should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results, prospects, strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a highly competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K speak only as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

ITEM 1. BUSINESS

Overview

Uber Technologies, Inc. ("Uber," "we," "our," or "us") is a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B. We develop and operate proprietary technology applications supporting a variety of offerings on our platform ("platform(s)" or "Platform(s)"). We connect consumers ("Rider(s)") with independent providers of ride services ("Mobility Driver(s)") for ridesharing services, and connect Riders and other consumers ("Eater(s)") with restaurants, grocers and other stores (collectively, "Merchants") with delivery service providers ("Couriers") for meal preparation, grocery and other delivery services. Riders and Eaters are collectively referred to as "end-user(s)" or "consumer(s)." Mobility Drivers and Couriers are collectively referred to as "Driver(s)." We also connect consumers with public transportation networks. We use this same network, technology, operational excellence and product expertise to connect shippers ("Shipper(s)") with carriers ("Carrier(s)") in the freight industry by providing Carriers with the ability to book a shipment, transportation management and other logistics services. Uber is also developing technologies designed to provide new solutions to solve everyday problems.

Our technology is available in approximately 70 countries around the world, principally in the United States ("U.S.") and Canada, Latin America, Europe (excluding Russia), the Middle East, Africa, and Asia (excluding China and Southeast Asia).

Our Segments

As of December 31, 2023, we had three operating and reportable segments: Mobility, Delivery and Freight. Mobility, Delivery and Freight platform offerings each address large, fragmented markets.

Mobility

Our Mobility offering connects consumers with a wide range of transportation modalities, such as ridesharing, carsharing, micromobility, rentals, public transit, taxis, and more—helping customers go almost anywhere they need. We believe our global leadership position—and the vast amount of marketplace data that comes along with it—means that we have the best technical and data platform to innovate faster than other companies with similar products.

We believe our scale and global availability allows our Mobility segment to offer better consumer experiences to riders in a variety of vehicle types, providing consumers with higher reliability and Drivers with better earnings opportunities. Mobility also includes activity related to our financial partnerships products and advertising. We also participate in certain regions through our minority-owned entities.

Delivery

Our Delivery offering allows consumers to search for and discover the best of local commerce—from restaurants to grocery, alcohol, convenience and other retailers—order a meal or other items, and either pick-up at the restaurant or have it delivered. We refer to the grocery, alcohol, convenience, and retail categories collectively as Grocery & Retail. After launching our Delivery app, Uber Eats, over eight years ago, we believe our Delivery offering increases consumer engagement with the Uber platform overall, which in turn results in broader reach for our Merchants who can attract Uber Eats consumers from Uber without increasing their own costs. For Drivers, we believe the Delivery offering leverages, and has expanded, our earner base by increasing utilization and earnings across the network. We also believe it also attracts new Drivers to the platform who do not have access to Mobility-qualified vehicles. Over the last several years, our Delivery business has expanded to include Uber Direct, our white-label Delivery-as-a-Service offering to retailers and restaurants around the world, as well as advertising opportunities.

Freight

We believe that Freight is revolutionizing the logistics industry. Freight powers a managed transportation and logistics network and connects Shippers and Carriers in a digital marketplace to move shipments while leveraging our proprietary technology, brand awareness, and experience revolutionizing industries. Freight provides an on-demand platform to automate and accelerate logistics transactions end-to-end while providing visibility and control of logistics networks. Freight connects Carriers with Shippers' shipments available on our platform, and gives Carriers upfront, transparent pricing and the ability to book a shipment with the touch of a button. Freight serves Shippers ranging from small- and medium-sized businesses to global enterprises. By leveraging logistics solutions expertise and value-add solutions, Freight enables Shippers to create and tender shipments, secure capacity on demand with real-time pricing, and track those shipments from pickup to delivery. Freight operations are principally based in North America and Europe. We believe that all of these factors represent significant efficiency improvements over traditional transportation management and freight brokerage providers.

Platform Synergies

Our Platform

The foundation of our platform is our massive network, leading technology, operational excellence, and product expertise.

Together, these elements power movement from point A to point B.

Massive Network	Our massive, efficient, and intelligent network consists of tens of millions of Drivers, consumers, Merchants, Shippers and Carriers, as well as underlying data, technology, and shared infrastructure. Our network becomes smarter with every trip. In more than 10,000 cities around the world (as of December 31, 2023), our network powers movement at the touch of a button for millions, and we hope eventually billions, of people.
Leading Technology	We have built proprietary marketplace, routing, and payments technologies. Marketplace technologies are the core of our deep technology advantage and include demand prediction, matching and dispatching, and pricing technologies. Our technologies make it extremely efficient to launch new businesses and operationalize existing ones.
Operational Excellence	Our regional on-the-ground operations teams use their extensive market-specific knowledge to rapidly launch and scale products in cities, support Drivers, consumers, Merchants, Shippers, and Carriers, and build and enhance relationships with cities and regulators.
Product Expertise	Our products are built with the expertise that allows us to set the standard for powering movement on-demand, provide platform users with a contextual, intuitive interface, continually evolve features and functionality, and deliver safety and trust.

We intend to continue to invest in new platform offerings that we believe will further strengthen our platform and existing offerings.

We believe that all of these synergies serve the customer experience, enabling us to attract new platform users and to deepen engagement with existing platform users. Both of these dynamics grow our network scale and liquidity, which further increases the value of our platform-to-platform users. For example, Delivery attracts new consumers to our network—for the three months ended December 31, 2023, over 60% of first-time Delivery consumers were new to our platform. Additionally, for the three months ended December 31, 2023, consumers who used both Mobility and Delivery generated 10.5 Trips per month on average, compared to 5.0 Trips per month on average for consumers who used a single offering in cities where both Mobility and Delivery were offered. We believe that these trends will improve as we further leverage the power of our platform.

With our platform, we are making it even easier for our consumers to unlock convenience. In 2020, we rolled out our "Super App" view on iOS and Android, which combines our multiple offerings into a single app and is designed to remove friction for our consumers. During November 2021, we launched Uber One in the United States as our single cross-platform membership program that brings together the best of Uber. Uber One members have access to discounts, special pricing, priority service, and exclusive perks across our rides, delivery and grocery offerings. Since then, we have expanded Uber One to approximately 25 countries. Our Eats Pass membership program continues to remain available in select cities as a subscription offering. Our membership programs are designed to make utilizing our suite of products a seamless and rewarding experience for our consumers. We exited 2023 with 19 million members for our Uber One, Eats Pass and Rides Pass membership programs.

We are also utilizing our data and scale to offer marketplace-centric advertising to connect merchants and brands with our platform network and unlocking cross-platform advertising formats. During October 2022, we officially launched Uber's advertising division and introduced Uber Journey Ads, an engaging way for brands to connect with consumers throughout the entire ride process. We now offer a model that enables brands to partner with Uber on a variety of advertising options on the Uber and Uber Eats apps, and beyond, while connecting with consumers in brand-safe and captivating ways. We also provide comprehensive reporting and analysis, which helps brands fine-tune their understanding of consumers and create more impactful campaigns as they connect with consumers at relevant points throughout their journeys and transactions. During the fourth quarter of 2023, active advertising merchants exceeded 550,000. We believe that our advertising further strengthens the power of our platform and will continue to do so as we onboard more advertisers.

Competitive Environment

We compete on a global basis in highly fragmented markets. We face significant competition in each of the mobility and delivery industries globally and in the logistics industry in the United States and Canada from existing, well-established, and low-cost alternatives, and in the future we expect to face competition from new market entrants given the low barriers to entry that characterize these industries. As we and our competitors introduce new products and offerings, and as existing products evolve, we expect to become subject to additional competition. While we work to expand globally and introduce new products and offerings across a range of industries, many of our competitors remain focused on a limited number of products or on a narrow geographic scope, allowing them to develop specialized expertise and employ resources in a more targeted manner than we do. The competition we face in each of our offerings includes:

- *Mobility*. Our Mobility offering competes with personal vehicle ownership and usage, which accounts for the majority of passenger miles in the markets that we serve, and traditional transportation services, including taxicab companies and taxi-hailing services, livery and other car services. In addition, public transportation can be a superior substitute to our Mobility offering and in many cases, offers a faster and lower-cost travel option in many cities. We also compete with other ridesharing companies, including certain of our minority-owned entities, for Drivers and Riders, including Lyft, Ola, Didi, and Bolt.

- *Delivery*. Our Delivery offering competes with numerous companies in the meal, grocery and other delivery space in various regions for drivers, consumers, and merchants, including Amazon, Deliveroo, Delivery Hero, DoorDash, iFood, Instacart, Just Eat Takeaway, and Rappi. Our Delivery offering also competes with restaurants, including those that offer their own delivery and/or take-away, meal kit delivery services, grocery delivery services, and traditional grocers.

- *Freight*. Our Freight offering competes with global and North American freight brokers and managed transportation providers such as C.H. Robinson, Total Quality Logistics, XPO Logistics, Echo Global Logistics, Coyote, Transfix, DHL, and NEXT Trucking.

Government Regulation

We operate in a particularly complex legal and regulatory environment. Our business is subject to a variety of U.S. federal, state, local and foreign laws, rules, and regulations, including those related to Internet activities, privacy, cybersecurity, data protection, intellectual property, competition, consumer protection, payments, labor and employment, transportation services, transportation network companies, licensing regulations and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. Examples of certain laws and regulations we are subject to are described below. For further discussion of risks relating to government regulation, see our risk factors, including the risk factors in the section titled "Legal and Regulatory Risks Related to Our Business" in Part I, Item 1A of this Annual Report on Form 10-K.

Our platform, and in particular our Mobility products, are subject to differing, and sometimes conflicting, laws, rules, and regulations in the numerous jurisdictions in which we operate. A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities, both within the United States and in foreign jurisdictions, regarding issues related to our business model.

In the United States, many state and local laws, rules, and regulations impose legal restrictions and other requirements on operating our Mobility products, including licensing, insurance, screening, and background check requirements. Outside of the United States, certain jurisdictions have adopted similar laws, rules, and regulations while other jurisdictions have not adopted any laws, rules, and regulations which govern our Mobility business. Further, certain jurisdictions, including Argentina, Germany, Italy, Japan, South Korea, and Spain, six countries that we have identified as expansion markets, have adopted laws, rules, and regulations banning certain ridesharing products or imposing extensive operational restrictions. This uncertainty and fragmented regulatory environment creates significant complexities for our business and operating model. In addition, our Delivery and Freight products are also subject to laws, regulations and standards that govern the transportation of food, alcohol and other goods.

Substantially all states in the United States and numerous municipalities in the United States and around the world have adopted Transportation Network Company ("TNC") regulations. These regulations generally focus on companies that operate websites or mobile apps that connect individual drivers with their own vehicles to passengers willing to pay to be driven to their destinations. These regulations often require TNCs to comply with rules regarding, among other things, background checks, vehicle inspections, accessible vehicles, driver and consumer safety, insurance, driver training, driver conduct, and other similar matters.

In addition, many jurisdictions have adopted regulations that apply to how we classify the Drivers who use our platform. For example, California's Assembly Bill 5 ("AB5"), which went into effect in January 2020, codified a test to determine whether a worker is an employee under California law. The California Attorney General, in conjunction with the city attorneys for San Francisco, Los Angeles and San Diego, filed a complaint under AB5, alleging that drivers are misclassified, and sought an injunction and monetary damages related to the alleged competitive advantage caused by the alleged misclassification of drivers. Although the Court issued a preliminary injunction enjoining Uber and Lyft from classifying drivers as independent contractors during the pendency of the lawsuit, the parties were granted a stipulation to dissolve the injunction in April 2021. In November 2020, California voters approved Proposition 22, a California state ballot initiative that provides a framework for drivers that use platforms like ours for independent work. Proposition 22 went into effect in December 2020 and as a result of the passage of Proposition 22, Drivers are able to maintain their status as independent contractors under California law, and we and our competitors are required to comply with the provisions of Proposition 22. In addition, many jurisdictions have municipal bodies that adopted and will adopt regulations that govern our business. This uncertainty and fragmented regulatory environment creates significant complexities for our business and operating model. As we continue to expand our offerings, we may be subject to additional regulations separate from those that apply to our existing products. See the section titled "Risk Factors" included in Part I, Item 1A and "Note 14 – Commitments and Contingencies" to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Data Privacy and Protection

Our technology platform, and the user data we collect and process to run our business, are an integral part of our business model and, as a result, our compliance with laws dealing with the collection and processing of personal data is core to our strategy to improve platform user experience and build trust. Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data, and these laws are increasing in number, enforcement, fines, and other penalties. Two examples of such regulations that have significant implications for our business are the

European Union's General Data Protection Regulation (the "GDPR"), a law which went into effect in May 2018 and implemented more stringent requirements for processing personal data relating to individuals in the EU, and the California Consumer Privacy Act (the "CCPA"), which went into effect in January 2020 and established new consumer rights and data privacy and protection requirements for covered businesses. U.S. state, city, federal, and foreign regulators are expected to continue proposing and adopting significant laws impacting the processing of personal data and other data relating to individuals, such as the California Privacy Rights Act ("CPRA") passed in California (effective in January 2023), and India's Digital Personal Data Protection Act 2023.

Payments and Financial Services

Most jurisdictions in which we operate have laws that govern payment and financial services activities. For example, our subsidiary in the Netherlands, Uber Payments B.V., is registered and authorized as an electronic money institution in support of certain payment activities in the European Economic Area (the "EEA"). Regulators in certain additional jurisdictions may determine that certain aspects of our business are subject to these laws and could require us to obtain licenses to continue to operate in such jurisdictions. In addition, laws related to money transmission and online payments are evolving, and changes in such laws could affect our ability to provide payment processing on our platform. We are continuing to evaluate our options for seeking further licenses and approvals in several other jurisdictions to optimize payment solutions and support future growth of our business.

Antitrust

Competition authorities closely scrutinize us under U.S. and foreign antitrust and competition laws. An increasing number of governments are enforcing competition laws and are doing so with increased scrutiny, including governments in large markets such as the EU, the United States, Brazil, and India, particularly surrounding issues of pricing parity, price-fixing, and abuse of market power. In addition, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations, including limitations on our contractual relationships with platform users or restrictions on our pricing models.

Intellectual Property

We believe that our intellectual property is essential to our business and affords us a competitive advantage in the markets in which we operate. Our intellectual property includes the content of our website, mobile applications, registered domain names, software code, firmware, hardware and hardware designs, registered and unregistered trademarks, trademark applications, copyrights, trade secrets, inventions (whether or not patentable), patents, and patent applications.

To protect our intellectual property, we rely on a combination of copyright, trademark, patent, and trade secret laws, contractual provisions, end-user policies, and disclosure restrictions. Upon discovery of potential infringement of our intellectual property, we assess and when necessary, take action to protect our rights as appropriate. We also enter into confidentiality agreements and invention assignment agreements with our employees and consultants and seek to control access to, and distribution of, our proprietary information in a commercially prudent manner.

Research and Development

Because the industries in which we compete are characterized by rapid technological advances, our ability to compete successfully depends heavily upon our ability to ensure a continual and timely flow of competitive new offerings and technologies. We continue to develop new technologies to enhance existing offerings and services, and to expand the range of our offerings through research and development ("R&D") and acquisition of third-party businesses and technology.

Seasonality

Mobility

We typically expect to experience seasonal impacts to our operating results as we generate higher Gross Bookings in our fourth quarter compared to other quarters due in part to fourth-quarter holiday and business demand, and typically generate lower Gross Bookings in our first quarter compared to other quarters due in part to less usage of our platform as holiday demand slows down. We have typically experienced softer quarter-over-quarter Mobility trends in the first quarter.

Delivery

We typically expect to experience seasonal impacts to our operating results with increases in our Gross Bookings in the fourth quarter compared to other quarters, although the historical growth of Delivery has masked these seasonal fluctuations.

Human Capital at Uber

Employees

We are a global company and as of December 31, 2023, we and our subsidiaries had approximately 30,400 employees globally and operations in approximately 70 countries and more than 10,000 cities around the world. Our human capital strategies are developed and managed by our Chief People Officer, who reports to the CEO, and are overseen by the Compensation Committee and the Board of Directors.

Our success depends in large part on our ability to attract and retain high-quality management, operations, engineering, and other personnel who are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors.

Our Board of Directors recognizes the strategic importance of these issues and the Compensation Committee has incorporated employee retention metrics into the compensation packages of our most senior executives.

Adapting to a New Way of Working. The world of work has changed significantly in the last few years, and in response we have evolved our work philosophy to reflect all that we have learned and what we believe will produce the best results for our employees and our business going forward. Our work model has shifted to a hybrid model where employees have flexibility to work from home.

Employee Engagement. To attract and retain the best talent, we strive to establish a culture where people of all backgrounds can find a sense of belonging and are able to achieve their highest capability. We measure how successful we have been in establishing the culture we need through employee engagement surveys and related tools. We conduct continuous listening by collecting feedback from employees throughout the year and through various channels. We use the results of these regular checks to better understand employees' needs and support their teams on topics such as well-being, inclusivity, fairness, rewards and recognition, and growth opportunities. For example, our hybrid return-to-office approach was shaped based on employee feedback. In addition to the engagement survey results, we also monitor the health of our workforce and the success of our people operations through monitoring metrics such as attrition, retention, and offer acceptance rates, as well as sexual orientation, gender and ethnic diversity.

Employee Development and Retention. We believe that employees who have opportunities for development are more engaged, satisfied, and productive. Employees are empowered to drive their own growth, whether by learning on the job, finding stretch assignments, participating in mentorship, or identifying their next opportunity within Uber through internal mobility programs. Employees have access to an internal jobs marketplace for full-time jobs as well as short-term stretch assignments that enable them to have an impact on other areas of the business. Our goal is to help all employees be their best selves by providing programs and resources that promote wellness and productivity. This helps our diverse employee base manage life's expected and unexpected events. Globally, Uber offers competitive benefits packages to our employees and their families. We provide competitive benefits as well as offerings tailored to our unique populations.

For additional discussion, see the risk factor titled "—Our business depends on retaining and attracting high-quality personnel, and continued attrition, future attrition, or unsuccessful succession planning could adversely affect our business." included in Part I, Item 1A of this Annual Report on Form 10-K as well as our 2023 Environmental, Social, and Governance Report, which is available on our website. The information in the 2023 Environmental, Social, and Governance Report is not a part of this Form 10-K.

Diversity and Inclusion

We believe that great minds don't think alike, and we work hard to ensure that people of diverse backgrounds feel welcome and valued. We encourage different opinions and approaches to be heard, and then we come together and build. We believe that when employees feel empowered to succeed in a work environment that celebrates, supports, and invests in diversity, progress follows. To achieve our objective to increase diversity in who we hire, we implement processes throughout Uber and measure progress. For example, the Mansfield Rule was implemented by June 2021, to ensure that we are considering female, LGBTQIA+ individuals, people with disabilities, and racially underrepresented talent by expanding the applicant pool for open roles.

Our Board of Directors recognizes the strategic importance of these issues and incorporated diversity performance metrics into the compensation packages of our most senior executives.

We encourage employees who believe they, or any other employee, have been subjected to discrimination to notify their manager, Uber's People Team or the Integrity Helpline.

As a company that powers movement, it is our goal to ensure that everyone can move freely and safely, whether physically, economically, or socially. To do that, we strive to help fight racism that persists across society, be a champion for equity, and create opportunities for all, both inside and outside our company.

For more information regarding our Diversity and Inclusion efforts, please see our 2023 Environmental, Social, and Governance Report, which is available on our website. The information in this report is not a part of this Form 10-K.

Driver and Courier Well-Being

In addition to employees discussed above, our business also depends on our ability to attract and engage Drivers, consumers, Merchants, Shippers, and Couriers, as well as contractors and consultants that support our global operations.

In relation to those individuals who earn income on our platform, Uber is one of the largest open platforms for work in the world, providing accessible, flexible work in approximately 70 countries. Drivers are key parts of the marketplaces that Uber has created through its apps. A diverse set of people choose to use our platform to earn income without having to apply for, or work the fixed schedules associated with, traditional employment. We believe this flexibility is an improvement over traditional work schedules and is something we believe can and should remain available to anyone who chooses platform-based work. Uber monitors regional and global driver attraction, retention and satisfaction rates.

Accessible, flexible, independent work has offered an option for many workers historically marginalized from the labor market and has enabled wide geographic coverage and reliable service offerings for consumers. However, it is increasingly clear that more can be done to improve the experience of using an app to connect with work opportunities. Although the situation varies across countries and cities, the benefits and protections for independent workers are generally patchy compared with those that employees receive. The current binary system of employment classification under some legal frameworks means that a worker is either an employee who is provided significant social benefits or an independent worker who has access to relatively few. This does not have to be the case. At Uber, we believe that being your own boss should not have to come at the expense of security and dignity in work. Around the world, Uber has found innovative ways to address these issues.

- **Advocacy**: We have advocated for wider policy solutions to improve access to protections and benefits for independent workers. We believe all work should be treated equally. We also believe that legislative reform is needed to modernize the social safety net. This includes requiring Uber—and other app based companies—to provide benefits and protections to their users without compromising the flexibility of their use of the app. Some examples of our advocacy to preserve flexibility of work while expanding access to benefits and protections are as follows:

  ◦ In Washington State, we welcomed a new law that preserves rideshare driver independence and confers new benefits such as minimum earnings guarantee, injury protection and paid sick leave.

  ◦ In Chile, the legislature passed a law that incorporates platform workers into the government's healthcare and pensions scheme and introduces new requirements for platform companies such as minimum earnings guarantee for time spent actively working, maintain on-app insurance coverage, and provide couriers with safety equipment.

- **Protections and benefits**: We partner with leading insurance companies around the world to pioneer protections for independent workers.

- **Earnings**: We are continually developing new technology that Drivers can use to acquire information that may help them save on costs and make informed choices about where and when to drive (based on when and where their earnings potential is highest).

- **Learning and Growth**: We have partnered with learning and academic institutions to provide opportunities to eligible Drivers and their family members through undergraduate degree programs and courses on entrepreneurship, skills development and language learning. For example, since its launch in 2018, our partnership with Arizona State University has enrolled nearly 13,000 Drivers and their family members in undergraduate degree programs online.

- **Engagement**: We are focused on listening to and responding to the ideas and concerns of Drivers and Merchants who use our platform. We believe that the best ideas can come from anywhere, both inside and outside our company. In locations around the world, we are piloting innovative ways for Drivers to participate in meaningful dialogue with us. In markets across the world, we hold regular meetings with Driver associations and conduct regular surveys to gather feedback on our app, our support services, and other matters.

For additional discussion, see the risk factor titled "—If we are unable to attract or maintain a critical mass of Drivers, consumers, merchants, shippers, and carriers, whether as a result of competition or other factors, our platform will become less appealing to platform users, and our financial results would be adversely impacted." included in Part I, Item 1A of this Annual Report on Form 10-K as well our 2023 Environmental, Social, and Governance Report. The information in this report is not a part of this Form 10-K.

Additional Information

We were founded in 2009 and incorporated as Ubercab, Inc., a Delaware corporation, in July 2010. In February 2011, we changed our name to Uber Technologies, Inc. Our principal executive offices are located at 1725 3rd Street, San Francisco, California 94158, and our telephone number is (415) 612-8582.

Our website address is www.uber.com and our investor relations website is located at https://investor.uber.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. The U.S. Securities and Exchange Commission ("SEC") maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") are also available free of charge on our investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, as part of our investor relations website. The contents of these websites are not intended to be incorporated by reference into this report or in any other report or document we file.

ITEM 1A. RISK FACTORS

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should carefully consider the following risks, together with all of the other information contained in this Annual Report on Form 10-K, including the sections titled "Special Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. Any of the following risks could have an adverse effect on our business, financial condition, operating results, or prospects and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, operating results, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risk Factor Summary

The following are some of these risks, any of which could have an adverse effect on our business financial condition, operating results, or prospects.

- Our business would be adversely affected if Drivers were classified as employees, workers or quasi-employees instead of independent contractors.

- The mobility, delivery, and logistics industries are highly competitive, with well-established and low-cost alternatives that have been available for decades, low barriers to entry, low switching costs, and well-capitalized competitors in nearly every major geographic region.

- To remain competitive in certain markets, we have in the past lowered, and may continue to lower, fares or service fees, and we have in the past offered, and may continue to offer, significant Driver incentives and consumer discounts and promotions.

- We have incurred significant losses since inception, including in the United States and other major markets. We expect our operating expenses to increase in the foreseeable future, and we may not achieve or maintain profitability.

- If we are unable to attract or maintain a critical mass of Drivers, consumers, merchants, Shippers, and Carriers, whether as a result of competition or other factors, our platform will become less appealing to platform users.

- Our business depends on retaining and attracting high-quality personnel, and continued attrition, future attrition, or unsuccessful succession planning could adversely affect our business.

- Maintaining and enhancing our brand and reputation is critical to our business prospects. We receive significant media coverage, including negative publicity regarding our brand and reputation, and while we have taken significant steps to rehabilitate our brand and reputation, failure to maintain and enhance our brand and reputation will cause our business to suffer.

- Our historical workplace culture and forward-leaning approach created operational, compliance, and cultural challenges and our efforts to address these challenges may not be successful.

- If we are unable to optimize our organizational structure or effectively manage our growth, our financial performance and future prospects will be adversely affected.

- Platform users may engage in, or be subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, which may harm our ability to attract and retain Drivers, consumers, merchants, Shippers, and Carriers.

- We are making substantial investments in new offerings and technologies, and may increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them.

- We generate a significant percentage of our Gross Bookings from trips in large metropolitan areas, and these operations may be negatively affected by economic, social, weather, and regulatory conditions, public health concerns or other circumstances.

- We may fail to offer autonomous vehicle technologies on our platform, fail to offer such technologies on our platform before our competitors, or such technologies may fail to perform as expected, may be inferior to those offered by our competitors, or may be perceived as less safe than those offered by competitors or non-autonomous vehicles.

- We have experienced and may experience security or data privacy breaches or other unauthorized or improper access to, use of, alteration of or destruction of our proprietary or confidential data, employee data, or platform user data.

- Cyberattacks, including computer malware, ransomware, viruses, denial of service attacks, spamming, and phishing attacks could harm our reputation, business, and operating results.

- Our growing use of artificial intelligence and machine learning may present additional risks, including risks associated with algorithm development or use, the data sets used, and/or a complex, developing regulatory environment.

- We are subject to climate change risks, including physical and transitional risks, and if we are unable to manage such risks, our business may be adversely impacted.

- Increased attention to, and evolving expectations regarding, environment, social and governance and sustainability matters may impact our business, reputation and liabilities, including in the context of certain commitments we have made.

- Occurrence of a catastrophic event, including but not limited to disease, a weather event, war, or terrorist attack, could adversely impact our business, financial condition and results of operation.

- We rely on third parties maintaining open marketplaces to distribute our platform and to provide the software we use in certain of our products and offerings. If such third parties interfere with the distribution of our products or offerings or with our use of such software, our business would be adversely affected.

- We will require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

- If we are unable to successfully identify, acquire and integrate suitable businesses, our operating results and prospects could be harmed, and any businesses we acquire may not perform as expected or be effectively integrated.

- We may continue to be blocked from or limited in providing or operating our products and offerings in certain jurisdictions, and may be required to modify our business model in those jurisdictions as a result.

- Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and future prospects.

- Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services.

- We face risks related to our collection, use, transfer, disclosure, and other processing of data, which have resulted and may result in investigations, inquiries, litigation, fines, legislative and regulatory action, and negative press about our privacy and data protection practices.

- If we are unable to protect our intellectual property, or if third parties are successful in claiming that we are misappropriating the intellectual property of others, we may incur significant expense and our business may be adversely affected.

- The market price of our common stock has been, and may continue to be, volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the price you paid and may lose all or part of your investment.

Operational and Economic Risks Related to Our Business

Operational Risks

Our business would be adversely affected if Drivers were classified as employees, workers or quasi-employees.

The classification of Drivers is currently being challenged in courts, by legislators and by government agencies in the United States and abroad. We are involved in numerous legal proceedings globally, including putative class and collective class action lawsuits, demands for arbitration, charges and claims before administrative agencies, and investigations or audits by labor, social security, and tax authorities that claim that Drivers should be treated as our employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. We believe that Drivers are independent contractors because, among other things, they can choose whether, when, and where to provide services on our platform, are free to provide services on our competitors' platforms, and provide a vehicle to perform services on our platform. Nevertheless, we may not be successful in defending the classification of Drivers in some or all jurisdictions. Furthermore, the costs associated with defending, settling, or resolving pending and future lawsuits (including demands for arbitration) relating to the classification of Drivers have been and may continue to be material to our business.

In addition, more than 150,000 Drivers in the United States who have entered into arbitration agreements with us have filed (or expressed an intention to file) arbitration demands against us that assert similar classification claims. We have resolved the classification claims of a majority of these Drivers under individual settlement agreements. Furthermore, we are involved in numerous legal proceedings regarding the enforceability of arbitration agreements entered into with Drivers. If we are not successful in such proceedings, this could negatively impact the enforceability of arbitration agreements in other legal proceedings, which could have an adverse consequence on our business and financial condition.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of Drivers as employees (or workers or quasi-employees where those statuses exist) and/or representation of Drivers by labor unions. For example, California's Assembly Bill 5 became effective as of January 1, 2020. Government authorities and private plaintiffs have brought litigation asserting that Assembly Bill 5 requires Drivers in California to be classified as employees.

In November 2020, California voters approved Proposition 22, a California state ballot initiative that provides a framework for drivers that use platforms like ours for independent work. Proposition 22 went into effect in December 2020 and we expect that Drivers will be able to maintain their status as independent contractors under California law and that we and our competitors will be required to comply with the provisions of Proposition 22. Although our stipulation to dissolve the California Attorney General's preliminary injunction was granted in April 2021, that litigation remains pending, and we also may face liability relating to periods before the effective date of Proposition 22. Legal challenges, including constitutional challenges, to Proposition 22 have been and may continue to be filed.

We face similar challenges in other jurisdictions within the United States and abroad. For example, in July 2020, the Massachusetts Attorney General filed a complaint against Uber and Lyft, alleging that drivers are misclassified, and seeking an injunction. If we do not prevail in current litigation or similar actions that may be brought in the future, we may be required to treat Drivers as employees and/or make other changes to our business model in certain jurisdictions. If, as a result of legislation or judicial decisions, we are required to classify Drivers as employees, we would incur significant additional expenses for compensating Drivers, including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. In this case, we anticipate significant price increases for Riders to offset these additional costs; however, we believe that the financial impact to Uber would be moderated by the likelihood of other industry participants being similarly affected. Additionally, we may not have adequate Driver supply as Drivers may opt out of our platform given the loss of flexibility under an employment model, and we may not be able to hire a majority of the Drivers currently using our platform. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business, results of operations, financial position and cash flows.

Other examples of judicial decisions include a decision by the French Supreme Court that a driver for a third-party meal delivery service was under a "subordinate relationship" of the service, indicating an employment relationship, a decision by the French Supreme Court that reclassified an UberX Driver as an employee (which has been followed by inconsistent appellate decisions regarding employee status), decisions by several Swiss governmental bodies ruling that Drivers should be classified as employees for Swiss social security or regulatory purposes, a recent Spanish regulation of food delivery platforms that presumes employment status and a ruling in September 2021 by a Netherlands court that Mobility Drivers are employees within the meaning of the taxi collective bargaining agreement.

In addition, reclassification of Drivers as employees, workers or quasi-employees where those statuses exist, have and could lead to groups of Drivers becoming represented by labor unions and similar organizations. For example, in May 2021, we formally recognized a UK driver union. If a significant number of Drivers were to become unionized and collective bargaining agreement terms were to deviate significantly from our business model, our business, financial condition, operating results and cash flows could be materially adversely affected. In addition, a labor dispute involving Drivers may harm our reputation, disrupt our operations and reduce our net revenues, and the resolution of labor disputes may increase our costs.

In addition, if we are required to classify Drivers as employees, workers or quasi-employees, this may impact our current financial statement presentation including revenue, cost of revenue, incentives and promotions as further described in our significant and critical accounting policies in the section titled "Critical Accounting Estimates" included in Part II, Item 7 of this Annual Report on Form 10-K and Note 1 in the section titled "Notes to the Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K.

The mobility, delivery, and logistics industries are highly competitive, with well-established and low-cost alternatives that have been available for decades, low barriers to entry, low switching costs, and well-capitalized competitors in nearly every major geographic region. If we are unable to compete effectively in these industries, our business and financial prospects would be adversely impacted.

Our platform provides offerings in the mobility, delivery, and logistics industries. We compete on a global basis, and the markets in which we compete are highly fragmented. We face significant competition in each of the mobility and delivery industries globally and in the logistics industry in the United States and Canada from existing, well-established, and low-cost alternatives, and in the future we expect to face competition from new market entrants given the low barriers to entry that characterize these industries. In addition, within each of these markets, the cost to switch between products is low. Consumers have a propensity to shift to the lowest-cost or highest-quality provider; Drivers have a propensity to shift to the platform with the highest earnings potential; restaurants and other merchants have a propensity to shift to the delivery platform that offers the lowest service fee for their meals and other goods and provides the highest volume of orders; and Shippers and Carriers have a propensity to shift to the platform with the best price and most convenient service for hauling shipments.

Further, while we work to expand globally and introduce new products and offerings across a range of industries, many of our competitors remain focused on a limited number of products or on a narrow geographic scope, allowing them to develop specialized expertise and employ resources in a more targeted manner than we do. As we and our competitors introduce new products and offerings, and as existing products evolve, we expect to become subject to additional competition. In addition, our competitors may adopt certain of our product features, or may adopt innovations that Drivers, consumers, merchants, Shippers, and Carriers value more highly than ours, which would render our products less attractive or reduce our ability to differentiate our products. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our platform, the number of platform users, the frequency of use of our platform, and our margins.

We face competition in each of our offerings, including:

- *Mobility*. Our Mobility offering competes with personal vehicle ownership and usage, which accounts for the majority of passenger miles in the markets that we serve, and traditional transportation services, including taxicab companies and taxi-hailing services, livery and other car services. In addition, public transportation can be a superior substitute to our Mobility offering and in many cases, offers a faster and lower-cost travel option in many cities. We also compete with other ridesharing companies, including certain of our minority-owned entities, for Drivers and riders, including Lyft, Ola, Didi, Grab, and Bolt.

- *Delivery*. Our Delivery offering competes with numerous companies in the meal, grocery and other delivery space in various regions for Drivers, consumers, and merchants, including DoorDash, Deliveroo, Glovo, Instacart, Gopuff, Rappi, iFood, Delivery Hero, Just Eat Takeaway, and Amazon. Our Delivery offering also competes with restaurants, including those that offer their own delivery and/or take-away, meal kit delivery services, grocery delivery services, and traditional grocers.

- *Freight.* Our Freight offering competes with global and North American freight brokers and managed transportation providers such as C.H. Robinson, Total Quality Logistics, XPO Logistics, Echo Global Logistics, Coyote, Transfix, DHL, and NEXT Trucking.

Many of our competitors are well-capitalized and offer discounted services, Driver incentives, consumer discounts and promotions, innovative products and offerings, and alternative pricing models, which may be more attractive to consumers than those that we offer. Further, some of our current or potential competitors have, and may in the future continue to have, greater resources and access to larger Driver, consumer, merchant, Shipper, or Carrier bases in a particular geographic market. In addition, our competitors in certain geographic markets enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, and more supportive regulatory regimes. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive. In addition, future competitors may share in the effective benefit of any regulatory or governmental approvals and litigation victories we may achieve, without having to incur the costs we have incurred to obtain such benefits.

As a result of certain divestitures, we are contractually restricted from competing with our current or former minority-owned entities with respect to certain aspects of our business, including in Russia/CIS through February 2025, Southeast Asia through one year after we dispose of all interests in Grab, and the Middle East, North Africa and Pakistan through two years after we dispose of all interests in Careem Technologies, while our minority-owned entities are not necessarily restricted from competing with us anywhere in the world. As our current and former minority-owned entities continue to expand their businesses, they may in the future compete with us in additional geographic markets. In addition, we are contractually restricted from competing with some of our majority-owned affiliates with respect to certain aspects of our business, including competing against Uber Freight with respect to freight brokerage.

Additionally, if we are unable to obtain regulatory approval of our acquisitions, we may not ultimately consummate such acquisitions or may consummate them only in jurisdictions where antitrust approval is obtained. Further, in order to obtain regulatory approval of acquisitions, we may be required to divest all or part of our or the target company's operations or agree to other remedies. Any such remedies could result in additional competition in some or all markets.

For all of these reasons, we may not be able to compete successfully against our current and future competitors. Our inability to compete effectively would have an adverse effect on, or otherwise harm, our business, financial condition, and operating results.

To remain competitive in certain markets, we have in the past lowered, and may continue to lower, fares or service fees, and we have in the past offered, and may continue to offer, significant Driver incentives and consumer discounts and promotions, which has adversely affected and may continue to adversely affect our financial performance.

To remain competitive in certain markets and generate network scale and liquidity, we have in the past lowered, and may continue to lower, fares or service fees, and we have offered and may continue to offer significant Driver incentives and consumer discounts and promotions. At times, in certain geographic markets, we have offered, and may continue to offer, Driver incentives that cause the total amount of the fare that a Driver retains, combined with the Driver incentives a Driver receives from us, to increase, at times meeting or exceeding the amount of Gross Bookings we generate for a given Trip. In certain geographic markets and regions, we do not have a leading category position, which may result in us choosing to further increase the amount of Driver incentives and consumer discounts and promotions that we offer in those geographic markets and regions. We cannot assure you that offering such Driver incentives and consumer discounts and promotions will be successful. Driver incentives, consumer discounts, promotions, and reductions in fares and our service fee have negatively affected, and will continue to negatively affect, our financial performance. Additionally, we rely on pricing models to calculate consumer fares and Driver earnings, which have been modified over time and will likely in the future be modified, and pricing models at times vary based upon jurisdiction. We cannot assure you that our pricing models or strategies will be successful in attracting consumers and Drivers. For example, changes we have made in California to the information that Drivers see in the application, as well as pricing and offer structure changes, adversely impacted usage of the application. If we are unable to successfully manage these and similar kinds of changes in the future, our business may be adversely impacted.

The markets in which we compete have attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will continue to be highly capitalized. Moreover, certain of our stockholders have made substantial investments in certain of our competitors and may increase such investments, make new investments in other competitors, or enter into strategic transactions with competitors in the future. These investments or strategic transactions, along with other competitive advantages discussed above, may allow our competitors to compete more effectively against us and continue to lower their prices, offer Driver incentives or consumer discounts and promotions, or otherwise attract Drivers, consumers, merchants, Shippers, and Carriers to their platform and away from ours. Such competitive pressures may lead us to maintain or lower fares or service fees or maintain or increase our Driver incentives and consumer discounts and promotions. Ridesharing and certain other categories in which we compete are relatively nascent, and we cannot guarantee that they will stabilize at a competitive equilibrium that will allow us to achieve or maintain profitability.

We have incurred significant losses since inception, including in the United States and other major markets. We expect our operating expenses to increase in the foreseeable future, and we may not achieve or maintain profitability.

We have incurred significant losses since inception. We incurred operating losses of $3.8 billion and $1.8 billion in the years ended December 31, 2021 and 2022, respectively, and as of December 31, 2023, we had an accumulated deficit of $30.6 billion. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to achieve profitability in many of our largest markets, including in the United States, and even if we do, we may not be able to maintain or increase profitability. We may continue to incur losses in the near term as a result of substantial increases in our operating expenses, as we continue to invest in order to: increase the number of Drivers, consumers, merchants, Shippers, and Carriers using our platform through incentives, discounts, and promotions; expand within existing or into new markets; increase our research and development expenses; expand marketing channels and operations; hire additional employees; and add new products and offerings to our platform. These efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. Many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. In addition, we sometimes introduce new products that we expect to add value to our overall platform and network but which we expect will generate lower Gross Bookings per Trip or a lower Revenue Margin. Further, we charge a lower service fee to certain of our largest chain restaurant partners on our Delivery offering to grow the number of Delivery consumers, which may at times result in a negative Revenue Margin with respect to those transactions after considering amounts collected from consumers and paid to Drivers. As we expand our offerings to additional cities, our offerings in these cities may be less profitable than the markets in which we currently operate. As such, we may not be able to achieve or maintain profitability in the near term, in accordance with our expectations, or at all. Additionally, we may not realize the operating efficiencies we expect to achieve as a result of our acquisition of Careem, Postmates or other acquired companies, and may continue to incur significant operating losses in the United States, Middle East, North Africa, and Pakistan in the future. Even if we do experience operating efficiencies, our operating results may not improve, at least in the near term.

If we are unable to attract or maintain a sufficient number of Drivers, consumers, merchants, Shippers, and Carriers, whether as a result of competition or other factors, our platform will become less appealing to platform users, and our financial results would be adversely impacted.

Our success in a given geographic market significantly depends on our ability to develop our network scale and liquidity in that geographic market by attracting Drivers, consumers, merchants, Shippers, and Carriers to our platform. If Drivers choose not to offer their services through our platform, we may lack a sufficient supply of Drivers to attract consumers and merchants to our platform. We have experienced and expect to continue to experience Driver supply constraints in most geographic markets in which we operate. To

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the extent that we experience Driver supply constraints in a given market, we may need to increase or may not be able to reduce the Driver incentives that we offer without adversely affecting the supply liquidity that we experience in that market. Similarly, if Carriers choose not to offer their services through our platform or elect to use other freight brokers, we may lack a sufficient supply of Carriers in specific geographic markets to attract Shippers to our platform. Furthermore, if merchants choose to partner with other delivery services in a specific geographic market, or if merchants choose to engage exclusively with our competitors, other merchant marketing websites, or other delivery services, we may lack a sufficient variety and supply of restaurant and other merchant options, or lack access to the most popular restaurants, such that our Delivery offering will become less appealing to consumers and merchants. A significant amount of our Delivery Gross Bookings come from a limited number of large restaurant groups and other merchants, and this concentration increases the risk of fluctuations in our operating results and our sensitivity to any material adverse developments experienced by our significant restaurant partners. If platform users choose to use other ridesharing, meal delivery, or logistics services, we may lack sufficient opportunities for Drivers to earn a fare, Carriers to book a shipment, or restaurants to provide a meal, which may reduce the perceived utility of our platform. An insufficient supply of platform users would decrease our network liquidity and adversely affect our revenue and financial results. Although we may benefit from having larger scale and liquidity than some competitors, those network effects may not result in competitive advantages or may be overcome by smaller competitors. Maintaining a balance between supply and demand in any given area at any given time and our ability to execute operationally may be more important to service quality than the absolute size of the network. If our service quality diminishes or our competitors' products achieve greater market adoption, our competitors may be able to grow at a quicker rate than we do and may diminish our network effect.

Our number of platform users may decline materially or fluctuate as a result of many factors, including, among other things, dissatisfaction with the operation of our platform, the price of fares, meals, and shipments (including a reduction in incentives), dissatisfaction with the quality of service provided by the Drivers and merchants on our platform, quality of platform user support, dissatisfaction with the merchant selection on Delivery, negative publicity related to our brand, including as a result of safety incidents and corporate reporting related to safety, perceived political or geopolitical affiliations, a pandemic or an outbreak of disease or similar public health concern, or fear of such an event, treatment of Drivers, perception that our culture has not fundamentally changed, dissatisfaction with changes we make to our products and offerings, or dissatisfaction with our products and offerings in general. In addition, if we are unable to provide high-quality support to platform users or respond to reported incidents, including safety incidents, in a timely and acceptable manner, our ability to attract and retain platform users could be adversely affected. If Drivers, consumers, merchants, Shippers, and Carriers do not establish or maintain active accounts with us, if a social media or other campaign encouraging users to cease use of our platform takes hold, if we fail to provide high-quality support, or if we cannot otherwise attract and retain a large number of Drivers, consumers, merchants, Shippers, and Carriers, our revenue would decline, and our business would suffer.

The number of Drivers and merchants on our platform could decline or fluctuate as a result of a number of factors, including Drivers ceasing to provide their services through our platform, passage or enforcement of local laws limiting our products and offerings, the low switching costs between competitor platforms or services, and dissatisfaction with our brand or reputation, pricing models (including potential reductions in incentives), ability to prevent safety incidents, or other aspects of our business. While we aim to provide an earnings opportunity comparable to that available in retail, wholesale, or merchant services or other similar work, we continue to experience dissatisfaction with our platform from a significant number of Drivers. In particular, as we aim to reduce Driver incentives to improve our financial performance, we expect Driver dissatisfaction will generally increase.

Often, we are forced to make tradeoffs between the satisfaction of various platform users, as a change that one category of users views as positive will likely be viewed as negative to another category of users. We also take certain measures to protect against fraud, help increase safety, and prevent privacy and security breaches, including terminating access to our platform for users with low ratings or reported incidents, and imposing certain qualifications for Drivers and merchants, which may damage our relationships with platform users or discourage or diminish their use of our platform. Further, we are investing in our autonomous vehicle strategy, which may add to Driver dissatisfaction over time, as it may reduce the need for Drivers. Driver dissatisfaction has in the past resulted in protests by Drivers in various regions, including India, the United Kingdom, and the United States. Such protests have resulted, and any future protests may result, in interruptions to our business. Continued Driver dissatisfaction may also result in a decline in our number of platform users, which would reduce our network liquidity, and which in turn may cause a further decline in platform usage. Any decline in the number of Drivers, consumers, merchants, Shippers, or Carriers using our platform would reduce the value of our network and would harm our future operating results.

In addition, changes in Driver qualification and background-check requirements may increase our costs and reduce our ability to onboard additional Drivers to our platform. Our Driver qualification and background check process varies by jurisdiction, and there have been allegations, including from regulators, legislators, prosecutors, taxicab owners, and consumers, that our background check process is insufficient or inadequate. With respect to Drivers who are only eligible to make deliveries through Delivery, our qualification and background check standards are generally less extensive than the standards for Drivers who are eligible to provide rides through our Mobility products. Legislators and regulators may pass laws or adopt regulations in the future requiring Drivers to undergo a materially different type of qualification, screening, or background check process, or that limit our ability to access information used in the background check process in an efficient manner, which could be costly and time-consuming. Required changes in the qualification, screening, and background check process (including any changes to such processes of Careem, Postmates or other acquired companies) could also reduce the number of Drivers in those markets or extend the time required to recruit new Drivers to our platform, which would adversely impact our business and growth. Furthermore, we rely on a single background-check provider in certain jurisdictions, and we may not be able to arrange for adequate background checks from a different provider on commercially reasonable terms or at all. The failure of this provider to provide background checks on a timely basis would result in our inability to onboard new Drivers or retain existing Drivers undergoing periodic background checks that are required to continue using our platform.

Maintaining and enhancing our brand and reputation is critical to our business prospects. We receive significant media coverage, including negative publicity regarding our brand and reputation, and while we have taken significant steps to rehabilitate our brand and reputation, failure to maintain or enhance our brand and reputation will cause our business to suffer.

Maintaining and enhancing our brand and reputation is critical to our ability to attract new employees and platform users, to preserve and deepen the engagement of our existing employees and platform users, and to mitigate legislative or regulatory scrutiny, litigation, government investigations, and adverse platform user sentiment.

We receive a high degree of negative media coverage around the world, which adversely affects our brand and reputation and fuels distrust of our company. Negative publicity, particularly related to the period prior to and through 2017, adversely affects our brand and reputation, makes it difficult for us to attract and retain platform users, reduces confidence in and use of our products and offerings, invites continued legislative and regulatory scrutiny, and results in additional litigation and governmental investigations. As a result, our competitors raised additional capital, increased their investments in certain markets, and improved their category positions and market shares, and may continue to do so.

We recently released a second safety report, which provides the public with data related to reports of sexual assaults and other critical safety incidents claimed to have occurred on our platform in the United States. Public responses to our safety reports or any future safety reports or similar public reporting of safety incidents claimed to have occurred on our platform, which may include disclosure of reports provided to regulators and other government authorities, as well as public responses to any third party assessments of our civil rights impact, may continue to result in positive and negative media coverage and increased regulatory scrutiny and could adversely affect our reputation with platform users. Further unfavorable media coverage and negative publicity could adversely impact our financial results and future prospects. As our platform continues to scale and becomes increasingly interconnected, resulting in increased media coverage and public awareness of our brand, future damage to our brand and reputation could have an amplified effect on our various platform offerings. Additionally, some of our acquired and majority-owned companies, including Careem, Postmates and Cornershop, have or will continue to use their own brands and/or operate their own apps in parallel with our brand and apps, and any damage or reputational harm to their brands could adversely impact our brand and reputation.

Our brand and reputation might also be harmed by events outside of our control. For example, we have licensed our brand in connection with certain divestitures and joint ventures, including to Didi in China and to Yandex in Russia/CIS, and while we have certain contractual protections in place governing the use of our brand by these companies, we do not control these businesses, we are not able to anticipate their actions, and consumers may not be aware that these service providers are not controlled by us. Furthermore, if Drivers, merchants, or Carriers provide diminished quality of service, are involved in incidents regarding safety or privacy, engage in malfeasance, or otherwise violate the law, we may receive unfavorable press coverage and our reputation and business may be harmed. As a result, any of these third parties could take actions that result in harm to our brand, reputation, and consequently, our business.

While we have taken significant steps to rehabilitate our brand and reputation, the successful rehabilitation of our brand will depend largely on maintaining a good reputation, minimizing the number of safety incidents, continuing an improved culture and workplace practices, improving our compliance programs, maintaining a high quality of service and ethical behavior, and continuing our marketing and public relations efforts. Our brand promotion, reputation building, and media strategies have involved significant costs and may not be successful. We anticipate that other competitors and potential competitors will expand their offerings, which will make maintaining and enhancing our reputation and brand increasingly more difficult and expensive. If we fail to successfully maintain our brand in the current or future competitive environment or if events occur in the future which negatively affect public perception of our company, our brand and reputation would be further damaged and our business may suffer.

Our historical workplace culture and forward-leaning approach created operational, compliance, and cultural challenges, and a failure to address these challenges would adversely impact our business, financial condition, operating results, and prospects.

Our historical workplace culture and forward-leaning approach created significant operational and cultural challenges that have in the past harmed, and may in the future continue to harm, our business results and financial condition. Our prior failure to prioritize compliance has led to increased regulatory scrutiny globally. Although we have since made changes in our company's cultural values and composition of our leadership team and have an ongoing commitment to promote transparency and collaboration, regulators may continue to perceive us negatively, which would adversely impact our business, financial condition, operating results, and prospects.

Our historical workplace culture also created a lack of transparency internally, which resulted in siloed teams that lacked coordination and knowledge sharing, causing misalignment and inefficiencies in operational and strategic objectives. Although we have since embraced a culture of enhanced transparency, these efforts may not be successful.

Our workforce and operations have grown substantially since our inception and we have in the past implemented several reductions in workforce. If we are unable to optimize our organizational structure or effectively manage our growth or any future reductions in workforce, our financial performance and future prospects will be adversely affected.

Since our inception, we have experienced rapid growth in the United States and internationally. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our operating results.

As our operations have expanded, we have grown from 159 employees as of December 31, 2012 to approximately 30,400 global employees as of December 31, 2023, of whom approximately 17,500 were located outside the United States. The total number of our employees located outside the United States has increased and may continue to increase as we expand globally. Properly managing our growth will require us to continue to hire, train, and manage qualified employees and staff, including engineers, operations personnel, financial and accounting staff, and sales and marketing staff, and to improve and maintain our technology. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing, and integrating new employees and staff, or if we are not successful in retaining our existing employees and staff, our business may be harmed. Moreover, in order to optimize our organizational structure, we have implemented several reductions in workforce and restructurings, and may in the future implement other reductions in workforce. Any reduction in workforce or restructuring may yield unintended consequences and costs, such as attrition beyond the intended reduction in workforce, the distraction of employees, or reduced employee morale and could adversely affect our reputation as an employer, which could make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the reduction in workforce. Properly managing our growth or any reductions in workforce will require us to establish consistent policies across regions and functions, and a failure to do so could likewise harm our business.

Our failure to upgrade our technology or network infrastructure effectively to support our growth could result in unanticipated system disruptions, slow response times, or poor experiences for Drivers, consumers, merchants, Shippers, and Carriers. To manage the growth of our operations and personnel and improve the technology that supports our business operations, as well as our financial and management systems, disclosure controls and procedures, and internal controls over financial reporting, we will be required to commit substantial financial, operational, and technical resources. In particular, we will need to improve our transaction processing and reporting, operational, and financial systems, procedures, and controls. For example, due to our significant growth, especially with respect to our high-growth emerging offerings like Delivery and Freight, we face challenges in timely and appropriately designing controls in response to evolving risks of material misstatement. These improvements are and will be particularly challenging when we acquire new businesses with different systems. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, or if our operational technology is insufficient to reliably service Drivers, consumers, merchants, Shippers, or Carriers, platform user satisfaction will be adversely affected and may cause platform users to switch to our competitors' platforms, which would adversely affect our business, financial condition, and operating results.

Our organizational structure is complex and will continue to grow as we add additional Drivers, consumers, merchants, Carriers, Shippers, employees, products and offerings, and technologies, and as we continue to expand globally. We will need to improve our operational, financial, and management controls as well as our reporting systems and procedures to support the growth of our organizational structure. We will require capital and management resources to grow and mature in these areas. If we are unable to effectively manage the growth of our business, the quality of our platform may suffer, and we may be unable to address competitive challenges, which would adversely affect our overall business, operations, and financial condition.

If platform users engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, our ability to attract and retain Drivers, consumers, merchants, Shippers, and Carriers may be harmed, which could have an adverse impact on our reputation, business, financial condition, and operating results.

We are not able to control or predict the actions of platform users and third parties, either during their use of our platform or otherwise, and we may be unable to protect or provide a safe environment for Drivers and consumers as a result of certain actions by Drivers, consumers, merchants, Carriers, and third parties. Such actions may result in injuries, property damage, or loss of life for consumers and third parties, or business interruption, brand and reputational damage, or significant liabilities for us. Although we administer certain qualification processes for users of our platform, including background checks on Drivers through third-party service providers, these qualification processes and background checks may not expose all potentially relevant information and are limited in certain jurisdictions according to national and local laws, and our third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility. Further, the qualification and background check standards for Couriers are generally less extensive than those conducted for Mobility Drivers. In addition, we do not independently test Drivers' driving skills. Consequently, we expect to continue to receive complaints from riders and other consumers, as well as actual or threatened legal action against us related to Driver conduct. We have also faced civil litigation alleging, among other things, inadequate Driver qualification processes and background checks, and general misrepresentations regarding the safety of our platform.

If Drivers or Carriers, or individuals impersonating Drivers or Carriers, engage in criminal activity, misconduct, or inappropriate conduct or use our platform as a conduit for criminal activity, consumers and Shippers may not consider our products and offerings safe, and we may receive negative press coverage as a result of our business relationship with such Driver or Carrier, which would adversely impact our brand, reputation, and business. There have been numerous incidents and allegations worldwide of Drivers, or individuals impersonating Drivers, sexually assaulting, abusing, kidnapping and/or fatally injuring consumers, or otherwise engaging in criminal activity while using our platform or claiming to use our platform. Furthermore, if consumers engage in criminal activity or misconduct while using our platform, Drivers and merchants may be unwilling to continue using our platform. In addition, certain regions where we operate have high rates of violent crime, which has impacted Drivers and consumers in those regions. For example, in Latin America, there have been numerous and increasing reports of Drivers and consumers being victimized by violent crime, such as armed robbery, violent assault, and rape, while taking or providing a trip on our platform. If other criminal, inappropriate, or other negative incidents occur due to the conduct of platform users or third parties, our ability to attract platform users may be harmed, and our business and financial results could be adversely affected.

Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to our platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results.

Further, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by Drivers, consumers, or third parties while using our platform, or even when Drivers, consumers, or third parties are not actively using our platform. On a smaller scale, we may face litigation related to claims by Drivers for the actions of consumers or third parties. Furthermore, operating a motor vehicle is inherently dangerous. In addition, the growth of our Delivery offering has led to an increase in Couriers on two wheel vehicles such as scooters and bicycles, who are more vulnerable road users and face a more severe level of injury in the event of a collision than that faced while driving in a vehicle. For example, urban hazards such as unpaved or uneven roadways increase the risk and severity of potential injuries. In addition, Couriers, in particular those on two wheel vehicles predominantly in metropolitan areas, need to share, navigate, and at times contend with narrow and heavily congested roads occupied by cars, buses and light rail, especially during "rush" hours, all of which heighten the potential risk of injuries or death. Our auto liability and general liability insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all liability. These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, operating results, and future prospects. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them. As we expand our products and offerings, such as Freight, this insurance risk will grow.

We are making substantial investments in new offerings and technologies, and may increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them.

We have made substantial investments to develop new offerings and technologies, and we intend to continue investing significant resources in developing new technologies, tools, features, services, products and offerings. For example, through our acquisition of Cornershop, a provider of online grocery delivery in several countries including Mexico and Chile, we expanded our Delivery offering to grocery delivery. Additionally, in October 2021, we acquired The Drizly Group, Inc., which operates an on-demand alcohol marketplace in North America, in order to further expand our Delivery offering to alcohol. In November 2021, our subsidiary Uber Freight acquired Transplace, expanding Uber Freight's business through Transplace's expertise in transportation management. We also plan to invest resources to develop offerings and technologies in the markets in which Postmates operate. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience. Because such offerings and technologies are new, they will likely involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges, and other risks, some of which we do not currently anticipate.

There can be no assurance that consumer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and offerings developed by others will render our products and offerings noncompetitive or obsolete. Further, our development efforts with respect to new products, offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, offerings and technologies. Even if we are successful in developing new products, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results, and prospects may be harmed.

Our business is substantially dependent on operations outside the United States, including those in markets in which we have limited experience, and if we are unable to manage the risks presented by our business model internationally, our financial results and future prospects will be adversely impacted.

As of December 31, 2023, we operated in approximately 70 countries, and markets outside the United States accounted for approximately 77% of all Trips. We have limited experience operating in many jurisdictions outside of the United States and have made, and expect to continue to make, significant investments to expand our international operations and compete with local and other global competitors. For example, our acquisitions of Careem and Cornershop may not be successful and may negatively affect our operating results.

Conducting our business internationally, particularly in countries in which we have limited experience, subjects us to risks that we do not face to the same degree in the United States. These risks include, among others:

- operational and compliance challenges caused by distance, language, and cultural differences;

- the resources required to localize our business, which requires the translation of our mobile app and website into foreign languages and the adaptation of our operations to local practices, laws, and regulations and any changes in such practices, laws, and regulations;

- laws and regulations more restrictive than those in the United States, including laws governing competition, pricing, payment methods, Internet activities, transportation services (such as taxis and vehicles for hire), transportation network companies (such as ridesharing), logistics services, payment processing and payment gateways, real estate tenancy laws, tax and social security laws, employment and labor laws, driver screening and background checks, licensing regulations, email messaging, privacy, location services, collection, use, processing, or sharing of personal information, ownership of intellectual property, and other activities important to our business;

- competition with companies or other services (such as taxis or vehicles for hire) that understand local markets better than we do, that have pre-existing relationships with potential platform users in those markets, or that are favored by government or regulatory authorities in those markets;

- differing levels of social acceptance of our brand, products, and offerings;

- differing levels of technological compatibility with our platform;

- exposure to business cultures in which improper business practices may be prevalent;

- legal uncertainty regarding our liability for the actions of platform users and third parties, including uncertainty resulting from unique local laws or a lack of clear legal precedent;

- difficulties in managing, growing, and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

- fluctuations in currency exchange rates;

- managing operations in markets in which cash transactions are favored over credit or debit cards;

- regulations governing the control of local currencies that impact our ability to collect fares on behalf of Drivers and remit those funds to Drivers in the same currencies, as well as higher levels of credit risk and payment fraud;

- adverse tax consequences, including the complexities of foreign value added and digital services tax systems, and restrictions on the repatriation of earnings;

- increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;

- difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings and jurisdictions;

- import and export restrictions and changes in trade regulation;

- political, social, and economic instability abroad, war, including the conflict between Russia and Ukraine, terrorist attacks and security concerns in general, and societal crime conditions that harm or disrupt the global economy and/or can directly impact platform users;

- public health concerns or emergencies, including pandemics and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate; and

- reduced or varied protection for intellectual property rights in some markets.

These risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition, and operating results.

We have limited influence over our minority-owned entities, which subjects us to substantial risks, including potential loss of value.

Our growth strategy has included the restructuring of our business and assets by divesting our business and assets in certain jurisdictions and partnering with and investing in local ridesharing, and delivery companies to participate in those markets rather than operate in those markets independently. Our growth strategy has also included the divestment of certain lines of businesses in its entirety, and not just in certain jurisdictions, and instead partnering and investing in our competitors in those lines of businesses. As a result, a significant portion of our assets includes minority ownership positions, including in Didi, Grab, Lime, and Aurora.

Our ownership in these entities involves significant risks that are outside our control. We are not represented on the management team or board of directors of Didi, and therefore we do not participate in its day-to-day management or the actions taken by the board of directors of Didi. We are not represented on the management teams of Grab, Lime or Aurora, and therefore do not participate in the day-to-day management of Grab, Lime or Aurora. Although we are represented on each of the boards of directors of Grab, Lime and Aurora, we do not have a controlling influence on those boards. As a result, the boards of directors or management teams of these companies may make decisions or take actions with which we disagree or that may be harmful to the value of our ownership in these companies. Additionally, these companies have expanded their offerings, and we expect them to continue to expand their offerings in the future, to compete with us in various markets throughout the world. While this could enhance the value of our ownership interest in these companies, our business, financial condition, operating results, and prospects would be adversely affected by such expansion into markets in which we operate.

Any material decline in the business of these entities would adversely affect the value of our assets and our financial results. Furthermore, the value of these assets is based in part on the market valuations of these entities, and weakened financial markets have adversely affected, and may in the future adversely affect such valuations. To the extent these businesses are or become publicly traded companies, volatility or fluctuations in the stock price of such companies could adversely impact our financial results. These positions could expose us to risks, litigation, and unknown liabilities because, among other things, these companies have limited operating histories in evolving industries and may have less predictable operating results; to the extent these companies are privately owned, limited public information is available and we may not learn all the material information regarding these businesses; are domiciled and operate in countries with particular economic, tax, political, legal, safety, regulatory and public health risks, including the extent of the impact of the pandemic on their business; are domiciled or operate in countries that may become subject to economic sanctions or foreign investment restrictions; depend on the management talents and efforts of a small group of individuals, and, as a result, the death, disability, resignation, or termination of one or more of these individuals could have an adverse effect on the relevant company's operations; and will likely require substantial additional capital to support their operations and expansion and to maintain their competitive positions.

Further, we are contractually limited in our ability to sell or transfer these assets. For example, in connection with Aurora's November 2021 initial public offering, we are subject to a 4-year lock-up with respect to our shares in Aurora. Furthermore, we may be required to sell these assets at a time at which we would not be able to realize what we believe to be the long-term value of these assets. For example, if we were deemed an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), we may be required to sell some or all of such assets so that we would not be subject to the requirements of the Investment Company Act. Additionally, we may have to pay significant taxes upon the sale or transfer of these assets. Accordingly, we may never realize the value of these assets relative to the contributions we made to these businesses.

We may experience significant fluctuations in our operating results. If we are unable to achieve or sustain profitability, our prospects would be adversely affected and investors may lose some or all of the value of their investment.

Our operating results may vary significantly and are not necessarily an indication of future performance. These fluctuations may be a result of a variety of factors, some of which are beyond our control. In addition, we experience seasonal fluctuations in our financial results. For Mobility, we typically generate higher revenue in our fourth quarter compared to other quarters due in part to fourth quarter holiday and business demand, and typically generate lower revenue in our first quarter compared to other quarters due in part to less usage of our platform as holiday demand slows down. We have typically experienced lower quarter-over-quarter growth in Mobility trends in the first quarter. For Delivery, we expect to experience seasonal increases in our revenue in the fourth quarter compared to other quarters, although the historical growth of Delivery has masked these seasonal fluctuations. Our growth has made, and may in the future make, seasonal fluctuations difficult to detect. We expect these seasonal trends to become more pronounced over time as our growth slows. Other seasonal trends may develop or these existing seasonal trends may become more extreme, which would contribute to fluctuations in our operating results. In addition to seasonality, our operating results may fluctuate as a result of factors including our ability to attract and retain new platform users, increased competition in the markets in which we operate, our ability to expand our operations in new and existing markets, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation, and other risks described elsewhere in this Annual Report on Form 10-K. As such, we may not accurately forecast our operating results. We base our expense levels and investment plans on estimates. A significant portion of our expenses and investments are fixed, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If we are unable to achieve sustained profits, our prospects would be adversely affected and investors may lose some or all of the value of their investment.

If our growth slows more significantly than we currently expect, we may not be able to achieve or maintain profitability, which would adversely affect our financial results and future prospects.

We believe that our growth depends on a number of factors, including our ability to:

- grow supply and demand on our platform;

- increase existing platform users' activity on our platform;

- continue to introduce our platform to new markets;

- provide high-quality support to Drivers, consumers, merchants, Shippers, and Carriers;

- expand our business and increase our market share and category position;

- compete with the products and offerings of, and pricing and incentives offered by, our competitors;

- develop new products, offerings, and technologies;

- identify and acquire or invest in businesses, products, offerings, or technologies that we believe could complement or expand our platform;

- penetrate suburban and rural areas and increase the number of rides taken on our platform outside metropolitan areas;

- reduce the costs of our Mobility offering to better compete with personal vehicle ownership and usage and other low-cost alternatives like public transportation, which in many cases can be faster or cheaper than any other form of transportation;

- maintain existing local regulations in key markets where we operate;

- enter or expand operations in some of the key countries in which we are currently limited by local regulations, such as Argentina, Germany, Italy, Japan, South Korea, and Spain; and

- increase positive perception of our brand.

We may not successfully accomplish any of these objectives. In addition, circumstances that have accelerated the growth of our Delivery offering stemming from stay-at-home order demand related to the pandemic may not continue in the future. A softening of Driver, consumer, merchant, Shipper, or Carrier demand, whether caused by changes in the preferences of such parties, failure to maintain our brand, changes in the U.S. or global economies, pandemics, licensing fees in various jurisdictions, competition, or other factors, may result in decreased revenue or growth and our financial results and future prospects would be adversely impacted. We expect to continue to incur significant expenses, and if we cannot increase our revenue at a faster rate than the increase in our expenses, we will not achieve or maintain profitability.

We generate a significant percentage of our Gross Bookings from trips in large metropolitan areas and trips to and from airports. If our operations in large metropolitan areas or ability to provide trips to and from airports are negatively affected, our financial results and future prospects would be adversely impacted.

In 2023, we derived 20% of our Mobility Gross Bookings from five metropolitan areas—Chicago, Los Angeles, and New York City in the United States, Sao Paulo in Brazil, and London in the United Kingdom. We experience strong competition in large metropolitan areas, which has led us to offer significant Driver incentives and consumer discounts and promotions in these large metropolitan areas. As a result of our geographic concentration, our business and financial results are susceptible to economic, social, weather, and regulatory conditions or other circumstances in each of these large metropolitan areas. Outbreaks of contagious diseases or other viruses could lead to a sustained decline in the desirability of living, working and congregating in metropolitan areas in which we operate. Any short-term or long-term shifts in the travel patterns of consumers away from metropolitan areas, due to health concerns regarding epidemics or pandemics could have an adverse impact on our Mobility Gross Bookings from these areas. An economic downturn, increased competition, or regulatory obstacles in any of these key metropolitan areas would adversely affect our business, financial condition, and operating results to a much greater degree than would the occurrence of such events in other areas. In addition, any changes to local laws or regulations within these key metropolitan areas that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business. Furthermore, if we are unable to renew existing licenses or do not receive new licenses in key metropolitan areas where we operate or such licenses are terminated, any inability to operate in such metropolitan area, as well as the publicity concerning any such termination or non-renewal, could adversely affect our business, financial condition, and operating results.

Further, we expect that we will continue to face challenges in penetrating lower-density suburban and rural areas, where our network is smaller and less liquid, the cost of personal vehicle ownership is lower, and personal vehicle ownership is more convenient. If we are not successful in penetrating suburban and rural areas, or if we are unable to operate in certain key metropolitan areas in the future, our ability to serve what we consider to be our total addressable market would be limited, and our business, financial condition, and operating results would suffer.

In 2023, we generated 15% of our Mobility Gross Bookings from trips that either started or were completed at an airport. As a result of this concentration, our operating results are susceptible to existing regulations and regulatory changes that impact the ability of drivers using our platform to provide trips to and from airports. Sustained declines in air travel have in the past, and may in the future, suppress demand for airport-related Mobility and reduce our Mobility Gross Bookings from airport trips. For example, during the height of the pandemic, travel behavior changed and airline travel slowed, reducing the demand for Mobility to and from airports. Certain airports currently regulate ridesharing within airport boundaries, including by mandating that ridesharing service providers obtain airport-specific licenses, and some airports, particularly those outside the United States, have banned ridesharing operations altogether. Despite such bans, some Drivers continue to provide Mobility services, including trips to and from airports, despite lacking the requisite permits. Such actions may result in the imposition of fines or sanctions, including further bans on our ability to operate within airport boundaries, against us or Drivers. Additional bans on our airport operations, or any permitting requirements or instances of non-compliance by Drivers, would significantly disrupt our operations. In addition, if drop-offs or pick-ups of riders become inconvenient because of airport rules or regulations, or more expensive because of airport-imposed fees, the number of Drivers or consumers could decrease, which would adversely affect our business, financial condition, and operating results. While we have entered into agreements with most major U.S. airports as well as certain airports outside the United States to allow the use of our platform within airport boundaries, we cannot guarantee that we will be able to renew such agreements on favorable terms if at all, and we may not be successful in negotiating similar agreements with airports in all jurisdictions.

If we fail to offer autonomous vehicle technologies on our platform or fail to offer such technologies on our platform before our competitors, or if such technologies fail to perform as expected, are inferior to those offered by our competitors, or are perceived as less safe than those offered by competitors or non-autonomous vehicles, our financial performance and prospects would be adversely impacted.

We have invested, and we may continue to invest, substantial amounts in companies with whom we partner to offer autonomous vehicle technologies on our platform. For example, in January 2021, we completed the merger of our autonomous technologies business with Aurora, and included a $400 million investment in the combined company and a commercial agreement pursuant to which we and Aurora will collaborate with respect to the launch and commercialization of self-driving vehicles on our ridesharing network. We believe that autonomous vehicle technologies may have the ability to meaningfully impact the industries in which we compete and that autonomous vehicles present substantial opportunities. Several companies other than Aurora, including Waymo, Cruise Automation, Tesla, Apple, Zoox (which Amazon has acquired), Aptiv, and Nuro, are developing autonomous vehicle technologies, either alone or through collaborations with car manufacturers, and we expect that they will use such technology to further compete with us in the mobility, delivery, or logistics industries. Waymo has already introduced a commercialized ridehailing fleet of autonomous vehicles, and it is possible that our competitors could introduce autonomous vehicle offerings earlier than we will be able to offer autonomous vehicles on our platform through our commercial agreement with Aurora or other partners. In the event that our competitors bring autonomous vehicles to market before we are able to offer autonomous vehicles on our platform, or their technology is or is perceived to be superior to the technology of parties with which we partner to offer autonomous vehicles on our platform, they may be able to leverage such technology to compete more effectively with us, which would adversely impact our financial performance and our prospects. For example, use of autonomous vehicles could substantially reduce the cost of providing ridesharing, delivery, or logistics services, which could allow competitors to offer such services at a substantially lower price as compared to the price available to consumers on our platform. If a significant number of consumers choose to use our competitors' offerings over ours, our financial performance and prospects would be adversely impacted.

Autonomous vehicle technologies involve significant risks and liabilities. Collisions, including fatal collisions, have happened. Failures of autonomous vehicle technologies that we may offer on our platform or crashes involving autonomous vehicles using the technology of our partners, could generate substantial liability for us, create negative publicity about us, or result in regulatory scrutiny, all of which would have an adverse effect on our reputation, brand, business, prospects, and operating results.

Federal and state government regulations specifically designed to govern autonomous vehicle operation, testing and/or manufacture are developing. These regulations could include requirements that delay or limit our ability to offer autonomous vehicles on our platform. If regulations of this nature are implemented, we may not be able to offer autonomous vehicle technologies on our platform in the manner we expect, or at all. Further, if we or parties with which we partner to offer autonomous vehicle technologies are unable to comply with existing or new regulations or laws applicable to autonomous vehicles, we and our partners could become subject to substantial fines or penalties.

Our business depends on retaining and attracting high-quality personnel, and continued attrition, future attrition, or unsuccessful succession planning could adversely affect our business.

Our success depends in large part on our ability to attract and retain high-quality management, operations, engineering, and other personnel who are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors. Challenges related to our historical culture and workplace practices and negative publicity we experience have in the past led to significant attrition and made it more difficult to attract high-quality employees. Our employees worked from home for almost two years in light of the pandemic, and although we have implemented our "return to office" plan, which includes a shift to a hybrid model where employees have flexibility to work from home, a hybrid model may create challenges, including challenges maintaining our corporate culture, productivity and availability of key personnel and other employees necessary to conduct our business, increasing attrition or limiting our ability to attract employees if individuals prefer to work full time at home or in the office. Future challenges related to our culture and workplace practices or additional negative publicity could lead to further attrition and difficulty attracting high-quality employees.

Future leadership transitions and management changes may cause uncertainty in, or a disruption to, our business, and may increase the likelihood of senior management or other employee turnover. The loss of qualified executives and employees, or an inability to attract, retain, and motivate high-quality executives and employees required for the planned expansion of our business, may harm our operating results and impair our ability to grow.

In addition, we depend on the continued services and performance of our key personnel, including our Chief Executive Officer Dara Khosrowshahi. We have entered into an employment agreement with Mr. Khosrowshahi, which is at-will and has no specific duration.

Our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles, for example, as a result of reductions in workforce, organizational changes and attrition, could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions has had and may in the future have an adverse effect on our business resulting from the loss of such person's skills, knowledge of our business, and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

To attract and retain key personnel, we use equity incentives, among other measures. These measures may not be sufficient to attract and retain the personnel we require to operate our business effectively. Further, the equity incentives we currently use to attract, retain, and motivate employees may not be as effective as in the past, particularly if the value of the underlying stock does not increase commensurate with expectations or consistent with our historical stock price growth. If we are unable to attract and retain high-quality management and operating personnel, our business, financial condition, and operating results could be adversely affected. In addition, we rely heavily on equity as a component of compensation, which may not always align with the Company's business and financial interests.

We have experienced, and may again experience security or privacy breaches or other unauthorized or improper access to, use of, disclosure of, alteration of or destruction of our proprietary or confidential data, employee data, or platform user data, which could cause loss of revenue, harm to our brand, business disruption, and significant liabilities.

We collect, use, and process a variety of personal data, such as email addresses, mobile phone numbers, profile photos, location information, drivers' license numbers and Social Security numbers of Drivers, consumer payment card information, and Driver and merchant bank account information. As such, we are an attractive target of data security attacks by third parties. Any failure to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration or destruction of, any such data could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new platform users, and disruption to our business. We rely on third-party service providers to host or otherwise process some of our data and that of platform users, and they have experienced, and may again experience, security and privacy incidents. Any failure by such third party to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such data could have similar adverse consequences for us.

Because the techniques used to obtain unauthorized access, disable or degrade services, or sabotage systems change frequently and are often unrecognizable until launched against a target, we may be unable to anticipate these techniques and implement adequate preventative measures. Our servers and platform may be vulnerable to computer viruses or physical or electronic break-ins that our security measures may not detect. Individuals able to circumvent our security measures may misappropriate confidential, proprietary, or personal information held by or on behalf of us, disrupt our operations, damage our computers, or otherwise damage our business. In addition, we may need to expend significant resources to protect against security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance.

Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation. We have been subject to security and privacy incidents in the past and may be again in the future. For example, in September 2022, we experienced a cybersecurity incident where an attacker accessed certain internal corporate systems, tools and data. As an earlier example, in May 2014, we experienced a data security incident in which an outside actor gained access to certain personal information belonging to Drivers through an access key written into code that an employee had unintentionally posted publicly on a code-sharing website used by software developers (the "2014 Breach"). In October and November of 2016, outside actors downloaded the personal data of approximately 57 million Drivers and consumers worldwide (the "2016 Breach"). The accessed data included the names, email addresses, mobile phone numbers, and drivers' license numbers of approximately 600,000 Drivers, among other information. For further information on this incident, see the risk factors titled "—We currently are subject to a number of inquiries, investigations, and requests for information from the DOJ, state Attorney General ("AG") offices, and other U.S. and foreign government agencies, the adverse outcomes of which could harm our business" and "—We face risks related to our collection, use, transfer, disclosure, and other processing of data, which could result in investigations, inquiries, litigation, fines, legislative, and regulatory action, and negative press about our privacy and data protection practices," below. As we expand our operations, we may also assume liabilities for breaches experienced by the companies we acquire. For example, in April 2018, Careem publicly disclosed and notified relevant regulatory authorities that it had been subject to a data security incident that allowed access to certain personal information of riders and drivers on its platform, as of January 14, 2018. If Careem becomes subject to liability as a result of this or other data security incidents, or if we fail to remediate this or any other data security incident that Careem or we experience, we may face harm to our brand, business disruption, and significant liabilities. In addition, in July 2020, Drizly publicly disclosed that it had been subject to a data security incident that allowed access to certain personal information of customers on its platform, and in November 2021 Drizly obtained final court approval of a settlement in a resulting class action litigation. Moreover, in January 2023, the U.S. Federal Trade Commission (the "FTC") announced a final order relating to the data security incident. If Drizly becomes subject to additional liability or regulatory or court orders as a result of this or other data security incidents or if Drizly or we fail to remediate this or any other data security incident that Drizly or we experience, we may face harm to our brand, business disruption, and significant liabilities. Security and privacy incidents have led to, and may continue to lead to, additional regulatory scrutiny.

Cyberattacks, including computer malware, ransomware, viruses, denial of service attacks, spamming, phishing and social engineering attacks could harm our reputation, business, and operating results.

We rely heavily on information technology systems across our operations. Our information technology systems, including mobile and online platforms and mobile payment systems, administrative functions such as human resources, payroll, accounting, and internal and external communications, and the information technology systems of our third-party business partners and service providers, contain proprietary or confidential information related to business and personal data, including sensitive personal data, entrusted to us by platform users, employees, and job candidates, and make us a target for threat actors. Cyberattacks that leverage computer malware, ransomware, viruses, denial of service attacks, spamming, phishing, and social engineering have become more prevalent, have occurred on our systems in the past, and may occur on our systems in the future. Cyberthreats are constantly evolving and employing more sophisticated attack techniques. Our detection capabilities may not be sufficient to prevent or detect a sophisticated cyberattacker. Breaches of our facilities, network, applications, identity management solutions or data security have in the past and could in the future disrupt our business or the security of our systems and platforms, impair our ability to protect data, compromise confidential or technical business information harming our reputation or competitive position, result in theft or misuse of our intellectual property or other assets, subject us to regulatory scrutiny or legal liability, require us to allocate more resources to improve technologies, or otherwise adversely affect our reputation, business and operating results. In addition, our increase in hybrid and remote working arrangements may heighten the foregoing risks.

Various other factors may also cause system failures or security breaches, including power outages, catastrophic events, inadequate or ineffective redundancy, issues with upgrading or creating new systems or platforms, flaws in third-party software or services, errors by our employees or third-party service providers, or breaches in the security of these systems or platforms. For example, fraudsters may attempt to induce employees, contractors, or platform users to disclose information to gain access to our data or the data of platform users. If our incident response, disaster recovery, and business continuity plans do not resolve these issues in an effective manner, they could result in adverse impacts to our business operations and our financial results. Because of our prominence, the number of platform users, and the types and volume of personal data on our systems, we may be a particularly attractive target for such attacks. Although we have developed, and continue to develop, systems and processes that are designed to protect our data and that of platform users, and to prevent data loss, undesirable activities on our platform, and security breaches, we cannot guarantee that such measures will provide absolute security. Our efforts on this front may be unsuccessful as a result of, for example, software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve, and we may incur significant costs in protecting against or remediating cyber-attacks. Any actual or perceived failure to maintain the performance, reliability, security, and availability of our products, offerings, and technical infrastructure to the satisfaction of platform users and certain regulators would likely harm our reputation and result in loss of revenue from the adverse impact to our reputation and brand, disruption to our business, and our decreased ability to attract and retain Drivers, consumers, merchants, Shippers, and Carriers.

If we are unable to successfully introduce new or upgraded products, offerings, or features for Drivers, consumers, merchants, Shippers, and Carriers, we may fail to retain and attract such users to our platform and our operating results would be adversely affected.

To continue to retain and attract Drivers, consumers, merchants, Shippers, and Carriers to our platform, we will need to continue to invest in the development of new products, offerings, and features that add value for Drivers, consumers, merchants, Shippers, and Carriers and that differentiate us from our competitors. For example, in January 2020, we introduced a number of product changes in California intended to, among other things, provide Drivers with more information about rider destinations, trip distance, and expected fares, display prices more clearly, and allow users to select preferred Drivers, all of which are intended to further strengthen the independence of Drivers in California and protect their ability to work flexibly when using the Uber platform.

Developing and delivering these new or upgraded products, offerings, and features is costly, and the success of such new products, offerings, and features depends on several factors, including the timely completion, introduction, and market acceptance of such products, offerings, and features. Moreover, any such new or upgraded products, offerings, or features may not work as intended or may not provide intended value to platform users. For example, some product changes in California have resulted in, and may continue to result in, reduced demand for rides and reduced supply of Drivers on our platform, Driver dissatisfaction, and adverse impacts on the operation of our platform. If we are unable to continue to develop new or upgraded products, offerings, and features, or if platform users do not perceive value in such new or upgraded products, offerings, and features, platform users may choose not to use our platform, which would adversely affect our operating results.

We track certain operational metrics and our category position with internal systems and tools, and our equity stakes in minority-owned entities with information provided by such minority-owned entities, and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain operational metrics, including key metrics such as MAPCs, Trips, Gross Bookings, and our category position, with internal systems and tools, and our equity stakes in minority-owned entities with information provided by such minority-owned entities, that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose, or our estimates of our category position. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. For example, we believe that there are consumers who have multiple accounts, even though we prohibit that in our Terms of Service and implement measures to detect and prevent that behavior. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics or our estimates of our category position or our equity stakes in our minority-owned entities are not accurate representations of our business, or if investors do not perceive our operating metrics or estimates of our category position or equity stakes in our minority-owned entities to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.

In certain jurisdictions, we allow consumers to pay for rides and meal or grocery deliveries using cash, which raises numerous regulatory, operational, and safety concerns. If we do not successfully manage those concerns, we could become subject to adverse regulatory actions and suffer reputational harm or other adverse financial and accounting consequences.

In certain jurisdictions, including India, Brazil, and Mexico, as well as certain other countries in Latin America, Europe, the Middle East, and Africa, we allow consumers to use cash to pay Drivers the entire fare of rides and cost of meal deliveries (including our service fee from such rides and meal or grocery deliveries). In 2023, cash-paid trips accounted for approximately 6% of our global Gross Bookings. This percentage may increase in the future, particularly in the markets in which Careem operates. The use of cash in connection with our technology raises numerous regulatory, operational, and safety concerns. For example, many jurisdictions have specific regulations regarding the use of cash for ridesharing and certain jurisdictions prohibit the use of cash for ridesharing. Failure to comply with these regulations could result in the imposition of significant fines and penalties and could result in a regulator requiring that we suspend operations in those jurisdictions. In addition to these regulatory concerns, the use of cash with our Mobility products and Delivery offering can increase safety and security risks for Drivers and riders, including potential robbery, assault, violent or fatal attacks, and other criminal acts. In certain jurisdictions such as Brazil, serious safety incidents resulting in robberies and violent, fatal attacks on Drivers while using our platform have been reported. If we are not able to adequately address any of these concerns, we could suffer significant reputational harm, which could adversely impact our business.

In addition, establishing the proper infrastructure to ensure that we receive the correct service fee on cash trips is complex, and has in the past meant and may continue to mean that we cannot collect the entire service fee for certain of our cash-based trips. We have created systems for Drivers to collect and deposit the cash received for cash-based trips and deliveries, as well as systems for us to collect, deposit, and properly account for the cash received, some of which are not always effective, convenient, or widely-adopted by Drivers. Creating, maintaining, and improving these systems requires significant effort and resources, and we cannot guarantee these systems will be effective in collecting amounts due to us. Further, operating a business that uses cash raises compliance risks with respect to a variety of rules and regulations, including anti-money laundering laws. If Drivers fail to pay us under the terms of our agreements or if our collection systems fail, we may be adversely affected by both the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. Such collection failure and enforcement costs, along with any costs associated with a failure to comply with applicable rules and regulations, could, in the aggregate, impact our financial performance.

Loss or material modification of our credit card acceptance privileges could have an adverse effect on our business and operating results.

In 2023, 69% of our Gross Bookings were paid by either credit card or debit card. As such, the loss of our credit card acceptance privileges would significantly limit our business model. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry ("PCI") and Data Security Standard (the "Standard"). The Standard is a comprehensive set of requirements for enhancing payment account data security developed by the PCI Security Standards Council to help facilitate the broad adoption of consistent data security measures. Our failure to comply with the Standard and other network operating rules could result in fines or restrictions on our ability to accept payment cards. Under certain circumstances specified in the payment card network rules, we may be required to submit to periodic audits, self-assessments, or other assessments of our compliance with the Standard. Such activities may reveal that we have failed to comply with the Standard. If an audit, self-assessment, or other test determines that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time consuming remediation efforts. In addition, even if we comply with the Standard, there is no assurance that we will be protected from a security breach. Moreover, the payment card networks could adopt new operating rules or interpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. In addition to violations of network rules, including the Standard, any failure to maintain good relationships with the payment card networks could impact our ability to receive incentives from them, could increase our costs, or could otherwise harm our business. The loss of our credit card acceptance privileges for any one of these reasons, or the significant modification of the terms under which we obtain credit card acceptance privileges, may have an adverse effect on our business, revenue, and operating results.

Our platform is highly technical, and any undetected errors could adversely affect our business.

Our platform is a complex system composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including open source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, third-party software including open source software that is incorporated into our code, misconfigurations of our systems, and unintended interactions between systems could result in our failure to comply with certain federal, state, or foreign reporting obligations, or could cause downtime that would impact the availability of our service to platform users. We have from time to time found defects or errors in our system and may discover additional defects in the future that could result in platform unavailability or system disruption. In addition, we have experienced outages on our platform due to circumstances within our control, such as outages due to software limitations. We rely on co-located data centers for the operation of our platform. If our co-located data centers fail, our platform users may experience down time. If sustained or repeated, any of these outages could reduce the attractiveness of our platform to platform users. In addition, our release of new software in the past has inadvertently caused, and may in the future cause, interruptions in the availability or functionality of our platform. Any errors, bugs, or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of our platform or a negative experience for Drivers, consumers, merchants, Shippers, and Carriers, and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of platform users, loss of revenue or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

Our growing use of artificial intelligence and machine learning may present additional risks, including risks associated with algorithm development or use, the data sets used, and/or a complex, developing regulatory environment.

Our growing use of artificial intelligence ("AI") (including machine learning) in our offerings presents additional risks. This technology presents a number of risks inherent in its use. AI algorithms or automated processing of data may be flawed and datasets may be insufficient or contain biased information, which can create inaccurate or discriminatory outcomes. AI algorithms may use third-party AI with unclear intellectual property rights or interests. Intellectual property ownership and license rights, including copyright, of generative and other AI output, have not been fully interpreted by courts or regulations. The United States and other countries may consider comprehensive legal compliance frameworks specifically for AI, which is a trend that may increase now that the European Commission has proposed the first such framework. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. AI use or management by us or others, including decisions based on automated processing or profiling, inappropriate or controversial data practices, or insufficient disclosures regarding machine learning and algorithms, have and could impair the acceptance of AI solutions or subject us to lawsuits, regulatory investigations or other harm, such as negative impacts to the value of our intellectual property or our brand. These and other deficiencies could also undermine the decisions, predictions or analysis AI applications produce, or lead to unintentional bias and discrimination, subjecting us to competitive harm, legal liability, and brand or reputational harm. The rapid evolution of AI may require us to allocate additional resources to help implement AI ethically in order to minimize unintended or harmful impacts, and may also require us to make additional investments in the development of proprietary datasets, machine learning models or other systems, which may be costly.

We are subject to climate change risks, including physical and transitional risks, and if we are unable to manage such risks, our business may be adversely impacted.

We face climate change related physical and transition risks, which include risks associated with market shifts toward more sustainable or renewable forms of energy and energy conservation. In the context of our business, this includes market shifts toward electric vehicles ("EVs") and lower carbon business models, and potential increased energy costs. Physical climate change risks include risks related to extreme weather events or natural disasters, and include extreme storms and temperatures, flooding, droughts, freezes, wildfires, earthquakes and tsunamis, as well as chronic changes such as sea-level rise. Climate-related events, including the increasing frequency, severity and duration of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business, our third-party suppliers, and the business of merchants, Shippers, Carriers and Drivers using our platform, and may cause us to experience higher losses and additional costs to maintain or resume operations. While we and third parties may take various actions to mitigate business risks associated with climate change, this may require incurring substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks. Additionally, we are or may become subject to emerging environmental and social laws and regulations, including climate policies such as regulations adopted in California in May 2021 requiring 90% of vehicle miles traveled by rideshare fleets in California to have been in zero emission vehicles by 2030, with interim targets beginning in 2023. In addition, Drivers may be subject to climate-related policies that indirectly impact our business, such as the Congestion Charge Zone and Ultra Low Emission Zone schemes adopted in London that impose fees on drivers in fossil-fueled vehicles, which may impact our ability to attract and maintain Drivers on our platform, and to the extent we experience Driver supply constraints in a given market, we may need to increase Driver incentives.

Moreover, environmental and social laws and regulations, including climate regulations, are also increasing with a variety of stakeholders, including regulators seeking more information on related risks and impacts. For example, we are subject to regulation adopted in the European Union in December 2022, the Corporate Sustainability Reporting Directive, with targets beginning in 2024. In the United States, we are subject to regulation and legislation at the state level, for example California recently adopted climate-related disclosure legislation and other states are expected to do so, and at the federal level by the US Securities and Exchange Commission. Additional regulation may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such levels of controls in the past, and impose increased oversight obligations on our management and board of directors, as well as require us to hire third party experts. Additional regulatory requirements may also end up exposing us to increased activism, litigation and enforcement. All of these risks may also impact our suppliers, business partners or customers, which may impact our business, financial condition, or results of operations.

Increased attention to, and evolving expectations regarding, environment, social and governance and sustainability matters may impact our business, reputation and liabilities, including in the context of certain commitments we have made.

We have taken, and may continue to take, certain environmental and social actions, including the establishment of environmental and social goals or targets, including those that relate to climate change matters. Our ability to meet our environmental and social commitments is dependent on many external factors, including such factors as rapidly changing regulations, governmental or political shifts, policies and related interpretation, advances in technology such as battery storage, as well the availability, cost and accessibility of EVs to Drivers, and the availability of EV charging infrastructure that can be efficiently accessed by Drivers. We have made certain climate-related commitments, including our commitment to 100% renewable electricity for our U.S. offices by 2025, our commitment to net zero climate emissions from corporate operations by 2030, and our commitment to be a net zero company by 2040, and our commitment to reduce unnecessary packaging waste from deliveries by 2030. In addition, our Supplier Code of Conduct sets environmental standards for our supply chain, and we recognize that there are inherent climate-related risks wherever business is conducted. All our climate change-related goals are intentionally challenging, and are therefore subject to risks, uncertainties, third party information or action, and conditions, many of which are outside of our control. Progressing towards our climate commitments requires us to invest significant effort, resources, and management time, and circumstances may arise, including those beyond our control, that may require us to revise our timelines and/or climate commitments. For example, the pandemic has negatively impacted our ability to dedicate resources to make the progress on our climate commitments that we initially anticipated. There can be no assurances that our commitments will be achieved in the manner we currently intend or at all, and any failure or perceived failure to meet regulatory requirements related to climate change, or to meet our stated climate change commitments (or other environmental and social commitments) on the timeframe we committed to, or at all, could have an adverse impact on our costs and ability to operate, result in litigation, as well as harm our brand, reputation, and consequently, our business.

In addition, all our environmental, social and governance disclosures, including our climate goals, are also subject to certain assumptions, estimations, methodologies, and third-party information that we believed to be reasonable at the time, but which may subsequently be determined to be erroneous, insufficient, or otherwise misaligned with stakeholder expectations. Any failure or perceived failure to satisfy evolving stakeholder expectations for environmental, social and governance practices and reporting may harm our reputation and impact relationships with certain investors and other stakeholders.

Furthermore, there are efforts by some stakeholders to reduce or limit companies' efforts on certain environmental, social and governance related matters. Both advocates and opponents are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, and we have been in the past, it may require us to incur costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified above and other similar risks.

General Economic Risks

Occurrence of a catastrophic event, including but not limited to disease, a weather event, war, or terrorist attack, could adversely impact our business, financial condition and results of operation.

Outbreaks of contagious disease and the impact of actions to mitigate such disease or pandemic, have adversely impacted and could in the future adversely impact our business, financial condition and results of operations. We also face risks related to health epidemics, outbreaks of contagious disease, and other adverse health developments. For example, the pandemic and responses thereto had an adverse impact on our business and operations, including, for example, by reducing the demand for our Mobility offerings globally, and affecting travel behavior and demand, as well as impacting Driver supply constraints. As another example, during the pandemic, to support social distancing, we temporarily suspended our shared rides offering globally.

The extent of the impact of any future pandemic or outbreak of disease, on our business and financial results will depend largely on future developments, including the duration of the spread of the outbreak and any future "waves" or resurgences of the outbreak or variants of the virus, both globally and within the United States, the administration, adoption and efficacy of vaccines in the United States and internationally, the impact on capital and financial markets, the impact on global supply chains, foreign currencies exchange, governmental or regulatory orders that impact our business and whether the impacts may result in permanent changes to our end-users' behaviors, all of which are highly uncertain and cannot be predicted.

In addition, we cannot predict the impact any future pandemic or outbreak of a disease, or a catastrophic event will have on our business partners and third-party vendors, and we may be adversely impacted as a result of the adverse impact our business partners and third-party vendors suffer. For example, concerns over the economic impact of the pandemic caused extreme volatility in financial markets, which adversely impacted our stock price and our ability to access capital markets, and any future pandemics or other catastrophic events may have a similar impact. In addition, the broader consequences of the conflict between Russia and Ukraine, which may include additional international sanctions, embargoes, regional instability, and geopolitical shifts, increased tensions between the United States and countries in which we operate, and the extent of the conflict's effect on the global economy, cannot be predicted. Any of these risks could materially affect the value of our assets, which could have an adverse effect on our business, financial condition, operating results, or the trading price of our common stock. The failure of a bank, or other adverse conditions impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of the Federal Deposit Insurance Corporation limits will be backstopped by the U.S., or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis. To the extent any of the foregoing or other catastrophic event adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section. Any of the foregoing factors, or other cascading effects of the pandemic that are not currently foreseeable, could adversely impact our business, financial performance and condition, and results of operations.

The impact of economic conditions, including the resulting effect on discretionary consumer spending, may harm our business and operating results.

Our performance is subject to economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. A deterioration of general macroeconomic conditions, including slower growth or recession, inflation and higher interest rates, or decreases in consumer spending power may harm our results of operations. For example, inflation has increased and is expected to increase our insurance costs. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. In such circumstances, consumers may choose to use one of our lower price-point products over a higher Gross Bookings per Trip offering, may choose to forgo our offerings for lower-cost personal vehicle or public transportation alternatives, or may reduce total miles traveled as economic activity decreases. Such a shift in consumer behavior may reduce our network liquidity and may harm our business, financial condition, and operating results. Likewise, small businesses that do not have substantial resources, including many of the merchants in our network, tend to be more adversely affected by poor economic conditions than large businesses. Further, because spending for food purchases from merchants is generally considered discretionary, any decline in consumer spending may have a disproportionate effect on our Delivery offering. If spending at many of the merchants in our network declines, or if a significant number of these merchants go out of business, consumers may be less likely to use our products and offerings, which could harm our business and operating results. Alternatively, if economic conditions improve, it could lead to Drivers obtaining additional or alternative opportunities for work, which could negatively impact the number of Drivers on our platform, and thereby reduce our network liquidity.

Increases in fuel, food, labor, energy, and other costs due to inflation and other factors could adversely affect our operating results.

Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs, including increased prices of new and used vehicle parts as a result of recent global supply chain challenges, and increased fuel prices as result of the conflict between Russia and Ukraine, have and may continue to increase the costs incurred by Drivers and Carriers when providing services on our platform. Similarly, factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, and increased energy costs may increase merchant operating costs, particularly in certain international markets, such as Egypt. Many of the factors affecting Driver, merchant, and Carrier costs are beyond the control of these parties. In many cases, these increased costs may cause Drivers and Carriers to spend less time providing services on our platform or to seek alternative sources of income. Likewise, these increased costs may cause merchants to pass costs on to consumers by increasing prices, which would likely cause order volume to decline, may cause merchants to cease operations altogether, or may cause Carriers to pass costs on to Shippers, which may cause shipments on our platform to decline. A decreased supply of Drivers, consumers, merchants, Shippers, or Carriers on our platform would decrease our network liquidity, which could harm our business and operating results.

Dependencies on Third Parties

The successful operation of our business depends upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control.

Our business depends on the performance and reliability of Internet, mobile, and other infrastructures that are not under our control. Disruptions in Internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our products and offerings have interfered, and could continue to interfere with the speed and availability of our platform. If our platform is unavailable when platform users attempt to access it, or if our platform does not load as quickly as platform users expect, platform users may not return to our platform as often in the future, or at all, and may use our competitors' products or offerings more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, consumer traffic may decrease, which may in turn cause our revenue to significantly decrease.

Our business depends on the efficient and uninterrupted operation of mobile communications systems. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach, or computer virus could result in delays or interruptions to our products, offerings, and platform, as well as business interruptions for us and platform users. Furthermore, foreign governments may leverage their ability to shut down directed services, and local governments may shut down our platform at the routing level. Any of these events could damage our reputation, significantly disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and operating results. We have invested significant resources to develop new products to mitigate the impact of potential interruptions to mobile communications systems, which can be used by consumers in territories where mobile communications systems are less efficient. However, these products may ultimately be unsuccessful.

We rely on third parties maintaining open marketplaces to distribute our platform and to provide the software we use in certain of our products and offerings. If such third parties interfere with the distribution of our products or offerings or with our use of such software, our business would be adversely affected.

Our platform relies on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make applications available for download. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. For example, Apple Inc. requires that iOS apps obtain users' permission to track their activities across third-party apps and websites. If iOS users do not grant us such permission, our ability to target those users for advertisements and to measure the effectiveness of such advertisements may be adversely affected, which could decrease the effectiveness of our advertising, and increase our costs to acquire and engage users on our platform. We rely upon certain third parties to provide software for our products and offerings, including Google Maps for the mapping function that is critical to the functionality of our platform. We do not believe that an alternative mapping solution exists that can provide the global functionality that we require to offer our platform in all of the markets in which we operate. We do not control all mapping functions employed by our platform or Drivers using our platform, and it is possible that such mapping functions may not be reliable. If such third parties cease to provide access to the third-party software that we and Drivers use, do not provide access to such software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of devices, operating systems, and third-party applications. Our platform is accessible from the web and from devices running various operating systems such as iOS and Android. We depend on the accessibility of our platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect our business.

We rely on third parties for elements of the payment processing infrastructure underlying our platform. If these third-party elements become unavailable or unavailable on favorable terms, our business could be adversely affected.

The convenient payment mechanisms provided by our platform are key factors contributing to the development of our business. We rely on third parties for elements of our payment-processing infrastructure to remit payments to Drivers, merchants, and Carriers using our platform, and these third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, we generally pay interchange fees and other processing and gateway fees, and such fees result in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to merchant partners, including us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and operating results.

In addition, system failures have at times prevented us from making payments to Drivers in accordance with our typical timelines and processes, and have caused substantial Driver dissatisfaction and generated a significant number of Driver complaints. Future failures of the payment processing infrastructure underlying our platform could cause Drivers to lose trust in our payment operations and could cause them to instead use our competitors' platforms. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to Drivers, merchants, and Carriers could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by platform users.

We currently rely on a small number of third-party service providers to host a significant portion of our platform, and any interruptions or delays in services from these third parties could impair the delivery of our products and offerings and harm our business.

We use a combination of third-party cloud computing services and co-located data centers in the United States and abroad. We do not control the physical operation of any of the co-located data centers we use or the operations of our third-party service providers. These third-party operations and co-located data centers may experience break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, and other misconduct. These facilities may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events. Our systems do not provide complete redundancy of data storage or processing, and as a result, the occurrence of any such event, a decision by our third-party service providers to close our co-located data centers without adequate notice, or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to either a new on-premise data center or cloud computing service. This could be time consuming and costly and may result in the loss of data, any of which could significantly interrupt the provision of our products and offerings and harm our reputation and brand. We may not be able to easily switch to another cloud or data center provider in the event of any disruptions or interference to the services we use, and even if we do, other cloud and data center providers are subject to the same risks. Additionally, our co-located data center facility agreements are of limited durations, and our co-located data center facilities have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements with these facilities on commercially reasonable terms, we may experience delays in the provision of our products and offerings until an agreement with another co-located data center is arranged. Interruptions in the delivery of our products and offerings may reduce our revenue, cause Drivers, merchants, and Carriers to stop offering their services through our platform, and reduce use of our platform by consumers and Shippers. Our business and operating results may be harmed if current and potential Drivers, consumers, merchants, Shippers, and Carriers believe our platform is unreliable. In addition, if we are unable to scale our data storage and computational capacity sufficiently or on commercially reasonable terms, our ability to innovate and introduce new products on our platform may be delayed or compromised, which would have an adverse effect on our growth and business.

Our use of third-party open source software could adversely affect our ability to offer our products and offerings and subjects us to possible litigation.

We use third-party open source software in connection with the development of our platform. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available across a network software and services that include open source software to make available all or part of such software, which in some circumstances could include valuable proprietary code. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we have not run a complete open source license review and may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. If we were to receive a claim of non-compliance with the terms of any of our open source licenses, we may be required to publicly release certain portions of our proprietary source code or expend substantial time and resources to re-engineer some or all of our software.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Additionally, because any software source code that we make available under an open source license or that we contribute to existing open source projects becomes publicly available, our ability to protect our intellectual property rights in such software source code may be limited or lost entirely, and we would be unable to prevent our competitors or others from using such contributed software source code. Any of the foregoing could be harmful to our business, financial condition, or operating results and could help our competitors develop products and offerings that are similar to or better than ours.

Financing and Transactional Risks

We will require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

To continue to effectively compete, we will require additional funds to support the growth of our business and allow us to invest in new products, offerings, and markets. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders may suffer significant dilution, and any new equity securities we issue may have rights, preferences, and privileges superior to those of existing stockholders. Certain of our existing debt instruments contain, and any debt financing we secure in the future could contain, restrictive covenants relating to our ability to incur additional indebtedness and other financial and operational matters that make it more difficult for us to obtain additional capital with which to pursue business opportunities. For example, our existing debt instruments contain significant restrictions on our ability to incur additional secured indebtedness. We may not be able to obtain additional financing on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to support our business growth and to respond to business challenges and competition may be significantly limited.

We have incurred a significant amount of debt and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.

As of December 31, 2023, we had total outstanding indebtedness of $9.6 billion aggregate principal amount. In addition, up to approximately $128 million of Careem Convertible Notes remain subject to future issuance to Careem stockholders as of December 31, 2023. Subject to the limitations in the terms of our existing and future indebtedness, we and our subsidiaries may incur additional debt, secure existing or future debt, or refinance our debt. In particular, we may need to incur additional debt to finance the purchase of autonomous vehicles, and such financing may not be available to us on attractive terms or at all.

We may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on our indebtedness, or to fund our operations. To date, we have used a substantial amount of cash for operating activities, and we cannot assure you when we will begin to generate cash from operating activities in amounts sufficient to cover our debt service obligations.

In addition, under certain of our existing debt instruments, we and certain of our subsidiaries are subject to limitations regarding our business and operations, including limitations on incurring additional indebtedness and liens, limitations on certain consolidations, mergers, and sales of assets, and restrictions on the payment of dividends or distributions. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Any default under our debt arrangements could require that we repay our loans immediately, and may limit our ability to obtain additional financing, which in turn may have an adverse effect on our cash flows and liquidity.

In addition, we are exposed to interest rate risk related to some of our indebtedness, which is discussed in greater detail under the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk."

We may have exposure to materially greater than anticipated tax liabilities.

The tax laws applicable to our global business activities are subject to uncertainty and can be interpreted differently by different companies. For example, we may become subject to sales tax rates in certain jurisdictions that are significantly greater than the rates we currently pay in those jurisdictions. Like many other multinational corporations, we are subject to tax in multiple U.S. and foreign jurisdictions and have structured our operations to reduce our effective tax rate. Currently, certain jurisdictions are investigating our compliance with tax rules. If it is determined that we are not compliant with such rules, we could owe additional taxes.

Certain jurisdictions, including Australia, Kingdom of Saudi Arabia, the UK and other countries, require that we pay any assessed taxes prior to being allowed to contest or litigate the applicability of tax assessments in those jurisdictions. These amounts could materially adversely impact our liquidity while those matters are being litigated. This prepayment of contested taxes is referred to as "pay-to-play." Payment of these amounts is not an admission that we believe we are subject to such taxes; even when such payments are made, we continue to defend our positions vigorously. If we prevail in the proceedings for which a pay-to-play payment was made, the jurisdiction collecting the payment will be required to repay such amounts and also may be required to pay interest.

Additionally, the taxing authorities of the jurisdictions in which we operate have in the past, and may in the future, examine or challenge our methodologies for valuing developed technology, which could increase our worldwide effective tax rate and harm our financial position and operating results. Furthermore, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, changes in the valuation allowance on our U.S. and Netherlands' deferred tax assets, or changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by both U.S. federal and state tax authorities, as well as foreign tax authorities, and currently face numerous audits in the United States and abroad. Any adverse outcome of such reviews and audits could have an adverse effect on our financial position and operating results. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by our management, and we have engaged in many transactions for which the ultimate tax determination remains uncertain. The ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Our tax positions or tax returns are subject to change, and therefore we cannot accurately predict whether we may incur material additional tax liabilities in the future, which could impact our financial position. In addition, in connection with any planned or future acquisitions, we may acquire businesses that have differing licenses and other arrangements that may be challenged by tax authorities for not being at arm's-length or that are otherwise potentially less tax efficient than our licenses and arrangements. Any subsequent integration or continued operation of such acquired businesses may result in an increased effective tax rate in certain jurisdictions or potential indirect tax costs, which could result in us incurring additional tax liabilities or having to establish a reserve in our consolidated financial statements, and could adversely affect our financial results.

Changes in global and U.S. tax legislation may adversely affect our financial condition, operating results, and cash flows.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Beginning on January 1, 2022, the Tax Cuts and Jobs Act ("the Act"), enacted in December 2017, eliminated the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize U.S.-based and non-U.S. based research and development expenditures over five and fifteen years, respectively. This legislation has accelerated the utilization of our net operating losses in the U.S., but it has not materially impacted our current tax obligations.

In August 2022, the Inflation Reduction Act ("the IRA") was enacted to take into effect for tax years after December 31, 2022. It introduced a corporate alternative minimum tax ("CAMT") equal to 15% of the adjusted financial statement income for large corporations with profits in excess of $1 billion and a 1% excise tax on certain share buybacks by public corporations that would be imposed on such corporations. For the year ended December 31, 2023, the IRA CAMT does not apply to the Company. It is possible that the IRA CAMT could increase our future tax liability, which could in turn adversely impact our business and future profitability.

In addition, the Organisation for Economic Co-operation and Development ("OECD") has led international efforts among approximately 140 countries and taxing jurisdictions to propose and implement changes to numerous long-standing tax principles, including, but not limited to, a framework that imposes a minimum tax rate of 15% in each taxing jurisdiction. The process is on-going, and the impact of any changes on our future tax obligations is uncertain.

Furthermore, we are unable to predict what other global or U.S. tax reforms may be proposed or enacted in the future or what effects such future changes would have on our business. Any such changes in tax legislation, regulations, policies or practices in the jurisdictions in which we operate could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheet; affect our financial position, future operating results, cash flows, and effective tax rates where we have operations; reduce post-tax returns to our stockholders; and increase the complexity, burden, and cost of tax compliance. We could become subject to new or additional digital services taxes in one or more jurisdictions where we operate. The governments of countries in which we operate and other governmental bodies could make unprecedented assertions about how taxation is determined in their jurisdictions that are contrary to the way in which we have interpreted and historically applied the rules and regulations described above in our income tax returns filed in such jurisdictions. New laws could significantly increase our tax obligations in the countries in which we do business or require us to change the manner in which we operate our business. As a result of the large and expanding scale of our international business activities, many of these changes to the taxation of our activities could increase our worldwide effective tax rate and harm our financial position, operating results, and cash flows.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2023, we had U.S. federal net operating loss carryforwards of $296 million that begin to expire in 2031 and $12.2 billion that have an unlimited carryover period. As of December 31, 2023, we had U.S. state net operating loss carryforwards of

$8.8 billion that started expiring in 2023 and $1.9 billion that have an unlimited carryover period. As of December 31, 2023, we had foreign net operating loss carryforwards of $872 million that begin to expire in 2024 and $18.6 billion that have an unlimited carryover period. Realization of these net operating loss carryforwards depends on our future taxable income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results. In addition, under Sections 382 and 383 of the IRC, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-ownership change U.S. federal net operating loss carryforwards and other pre-ownership change U.S. federal tax attributes, such as research tax credits, to offset its post-ownership change income may be limited. Many U.S. states follow similar rules for restricting use of tax attributes after an ownership change. We may experience ownership changes in the future because of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-ownership change net operating loss carryforwards and other tax attributes to offset U.S. federal and state taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We are exposed to fluctuations in currency exchange rates.

Because we conduct a significant and may conduct a growing portion of our business in currencies other than the U.S. dollar but report our consolidated financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. As exchange rates vary, revenue, cost of revenue, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results. We have not to date, but may in the future, enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and we have limited experience establishing hedging programs, which could expose us to additional risks that could adversely affect our financial condition and operating results.

If we are unable to successfully identify, acquire and integrate suitable businesses, our operating results and prospects could be harmed, and any businesses we acquire may not perform as expected or be effectively integrated.

As part of our business strategy, we have entered into, and expect to continue to enter into, agreements to acquire companies, form joint ventures, divest portions or aspects of our business, sell minority stakes in portions or aspects of our business, and acquire complementary companies or technologies. Competition within our industry for acquisitions of businesses, technologies, and assets is intense. As such, even if we are able to identify a target for acquisition, we may not be able to complete the acquisition on commercially reasonable terms, we may not be able to receive approval from the applicable competition authorities, or such target may be acquired by another company, including one of our competitors.

Further, negotiations for potential acquisitions or other transactions may result in the diversion of our management's time and significant out-of-pocket costs. We may expend significant cash or incur substantial debt to finance such acquisitions, and such indebtedness may restrict our business or require the use of available cash to make interest and principal payments. In addition, we may finance or otherwise complete acquisitions by issuing equity or convertible debt securities, which may result in dilution to our stockholders, or if such convertible debt securities are not converted, significant cash outlays. If we fail to evaluate and execute acquisitions or other strategic transactions successfully or fail to successfully address any of these risks, our business, financial condition, and operating results may be harmed.

In addition, any businesses we acquire may not perform as well as we expect. Failure to manage and successfully integrate acquired businesses and technologies, including managing internal controls and any privacy, data security or AI risks associated with such acquisitions, may harm our operating results and expansion prospects. For example, Careem has historically shared certain user data with certain government authorities, which conflicts with our global policies regarding data use, sharing, and ownership. We have maintained our data use, sharing, and ownership practices for both our business and Careem's business, and doing so may cause our relationships with government authorities in certain jurisdictions to suffer, and may result in such government authorities assessing fines or penalties against us. The process of integrating an acquired company, business, or technology or acquired personnel into our company is subject to various risks and challenges, including:

- diverting management time and focus from operating our business to acquisition integration;

- disrupting our ongoing business operations;

- platform user acceptance of the acquired company's offerings;

- implementing or remediating the controls, procedures, and policies of the acquired company;

- integrating the acquired business onto our systems and ensuring the acquired business meets our financial reporting requirements and timelines;

- retaining and integrating acquired employees, including aligning incentives between acquired employees and existing employees, managing cultural differences between acquired businesses and our business, as well as managing costs associated with eliminating redundancies or transferring employees on acceptable terms with minimal business disruption;

- maintaining important business relationships and contracts of the acquired business;

- integrating the brand identity of an acquired company with our own;

- integrating companies that have significant operations or that develop products where we do not have prior experience;

- liability for pre-acquisition activities of the acquired company;

- litigation or other claims or liabilities arising in connection with the acquisition or the acquired company; and

- impairment charges associated with goodwill, long-lived assets, investments, and other acquired intangible assets.

We have in the past and may in the future implement integration structures that do not fully integrate an acquired company's operating functions. Such structures may delay the efficiencies that we expect to gain from the acquisition and our brand and reputation could be impacted by any damage or reputational harm to the acquired company's brand.

In addition, our acquisition of Careem has increased our risks under the U.S. Foreign Corrupt Practices Act ("FCPA") and other similar laws outside the United States. Our existing and planned safeguards, including training and compliance programs to discourage corrupt practices by such parties, may not prove effective, and such parties may engage in conduct for which we could be held responsible.

We may not receive a favorable return on investment for prior or future business combinations, and we cannot predict whether these transactions will be accretive to the value of our common stock. It is also possible that acquisitions, combinations, divestitures, joint ventures, or other strategic transactions we announce could be viewed negatively by the press, investors, platform users, or regulators, any or all of which may adversely affect our reputation and our business. Any of these factors may adversely affect our ability to consummate a transaction, our financial condition, and our operating results.

Legal and Regulatory Risks Related to Our Business

We may continue to be blocked from or limited in providing or operating our products and offerings in certain jurisdictions, and may be required to modify our business model in those jurisdictions as a result.

In certain jurisdictions, including expansion markets such as Argentina, Germany, Italy, Japan, South Korea, and Spain, our ridesharing business model has been blocked, capped, or suspended, or we have been required to change our business model, due primarily to laws and significant regulatory restrictions in such jurisdictions. In some cases, we have applied for and obtained licenses or permits to operate and must continue to comply with the license or permit requirements or risk revocation. In addition, we may not be able to maintain or renew any such license or permit. We cannot predict whether future regulatory decisions or legislation in other jurisdictions may embolden or encourage other authorities to take similar actions even where we are operating according to the terms of an existing license or permit.

Traditional taxicab and car service operators in various jurisdictions continue to lobby legislators and regulators to block our Mobility products or to require us to comply with regulatory, insurance, record-keeping, licensing, and other requirements to which taxicab and car services are subject. For example, in January 2019, we suspended our Mobility products in Barcelona after the regional government enacted regulations mandating minimum wait times before riders could be picked up by ridesharing drivers; in March 2021, we returned to Barcelona via taxis only. In December 2018, New York City's Taxi and Limousine Commission implemented a per-mile and per-minute minimum trip payment formula, designed to establish a minimum pay standard, for drivers providing for-hire services in New York City, such as those provided by Drivers on our platform. These minimum rates took effect in February 2019. Since implementation, these regulations have had an adverse impact on our financial performance in New York City and may continue to do so in the future. In August 2018, the New York City Council voted to approve various measures to further regulate our business, including driver earning rules, licensing requirements, and a one-year freeze on new for-hire vehicle licenses for ridesharing services like those enabled via our platform; the freeze on for-hire vehicle licenses remains. Additionally, in November 2019, a ballot measure to impose a surcharge on ridesharing trips in San Francisco was passed by voters in San Francisco and such surcharge took effect on January 1, 2020. Also in January 2020, a new tax went into effect in Chicago that imposes a surcharge of up to $3 per ridesharing trip taken in Chicago. In addition, in October 2020, the Seattle City Council passed a minimum pay standard for drivers providing services on our platform that went into effect on January 1, 2021, and other jurisdictions have in the past considered or may consider regulations which would implement minimum wage requirements or permit drivers to negotiate for minimum wages while providing services on our platform. Similar legislative or regulatory initiatives are being considered or have been enacted in countries outside the United States. If other jurisdictions impose similar regulations, our business growth could be adversely affected.

In certain jurisdictions, we are subject to national, state, local, or municipal laws and regulations that are ambiguous in their application or enforcement or that we believe are invalid or inapplicable. In such jurisdictions, we may be subject to regulatory fines and proceedings and, in certain cases, may be required to cease operations altogether if we continue to operate our business as currently conducted, unless and until such laws and regulations are reformed to clarify that our business operations are fully compliant. For example, in September 2020, the Hong Kong Court of Final Appeal issued a ruling against a group of drivers who used the Uber app, concluding that by driving for hire without a Hire Car Permit, they violated the local Road Traffic Ordinance. A judicial review process is pending. However, these developments may adversely affect our ability to offer ridesharing services and negatively impact our financial performance in Hong Kong. As another example, in January 2020, we ceased offering our Mobility products in Colombia after a Colombian court ruled that we violated local competition laws. In response, we appealed the decision, made certain changes to our Mobility products in Colombia and re-launched Mobility in Colombia in February 2020, and in June 2020, the Appeals Court of Bogota revoked its order to block Mobility products in Colombia. Furthermore, in certain of these jurisdictions, we continue to provide our products and offerings while we assess the applicability of these laws and regulations to our products and offerings or while we seek regulatory or policy changes to address concerns with respect to our ability to comply with these laws and regulations. Our decision to continue operating in these instances has come under investigation or has otherwise been subject to scrutiny by government authorities. Our continuation of this practice and other past practices may result in fines or other penalties against us and Drivers imposed by local regulators, potentially increasing the risk that our licenses or permits that are necessary to operate in such jurisdictions will not be renewed. Such fines and penalties have in the past been, and may in the future continue to be, imposed solely on Drivers, which may cause Drivers to stop providing services on our platform. In many instances, we make the business decision as a gesture of goodwill to pay the fines on behalf of Drivers or to pay Drivers' defense costs, which, in the aggregate, can be in the millions of dollars. Furthermore, such business practices may also result in negative press coverage, which may discourage Drivers and consumers from using our platform and could adversely affect our revenue. In addition, we face regulatory obstacles, including those lobbied for by our competitors or from local governments globally, that have favored and may continue to favor local or incumbent competitors, including obstacles for potential Drivers seeking to obtain required licenses or vehicle certifications. In addition, an increasing number of municipalities have proposed delivery network fee caps with respect to our Delivery offering and caps on surge pricing with respect to our Mobility offering. We have incurred, and expect that we will continue to incur, significant costs in defending our right to operate in accordance with our business model in many jurisdictions. To the extent that efforts to block or limit our operations are successful, or we or Drivers are required to comply with regulatory and other requirements applicable to taxicab and car services, our revenue and growth would be adversely affected.

Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and future prospects.

As of December 31, 2023, our platform is available in more than 10,000 cities across approximately 70 countries. We are subject to differing, and sometimes conflicting, laws and regulations in the various jurisdictions in which we provide our offerings. A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities, both within the United States and in foreign jurisdictions, regarding issues related to our business model. Certain proposals, if adopted, could significantly and materially harm our business, financial condition, and operating results by restricting or limiting how we operate our business, increasing our operating costs, and decreasing our number of platform users. We cannot predict whether or when such proposals may be adopted.

Further, existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth and usage of our platform. For example, as we expand our offerings in new areas, such as non-emergency medical transportation, we may be subject to additional healthcare-related federal and state laws and regulations. Additionally, because our offerings are frequently first-to-market in the jurisdictions in which we operate, several local jurisdictions have passed, and we expect additional jurisdictions to pass, laws and regulations that limit or block our ability to offer our products to Drivers and consumers in those jurisdictions, thereby impeding overall use of our platform. We are actively challenging some of these laws and regulations and are lobbying other jurisdictions to oppose similar restrictions on our business, especially our ridesharing services. Further, because a substantial portion of our business involves vehicles that run on fossil fuels, laws, regulations, or governmental actions seeking to curb air pollution or emissions may impact our business. For example, in response to London's efforts to cut emissions and improve air quality in the city (including the institution of a toxicity charge for polluting vehicles in the city center congestion zone and the introduction of an "Ultra Low Emissions Zone" that went into effect in April 2019), we have added a clean-air fee of 15 pence per mile to each trip on our platform in London, and plan to help Drivers on our platform fully transition to electric vehicles by 2025. Moreover, in May 2021, California adopted a regulation requiring 90% of vehicle miles traveled by rideshare fleets in California to have been in EVs by 2030, with interim targets beginning in 2023. Additionally, proposed ridesharing regulations in Egypt and other jurisdictions may require us to share certain personal data with government authorities to operate our app, which we may not be willing to provide. Our failure to share such data in accordance with these regulations may result in government authorities assessing significant fines or penalties against us or shutting down our or Careem's app in Egypt on either a temporary or indefinite basis.

In addition, we are currently involved in litigation in a number of the jurisdictions in which we operate. We initiated some of these legal challenges to contest the application of certain laws and regulations to our business. Others have been brought by taxicab owners, local regulators, local law enforcement, and platform users, including Drivers and consumers. These include individual, multiple plaintiff, and putative class and class action claims for alleged violation of laws related to, among other things, transportation, competition, advertising, consumer protection, fee calculations, personal injuries, privacy, intellectual property, product liability, discrimination, safety, and employment. For example, in May 2019, a class action was filed against us and certain of our subsidiaries in the Supreme Court of Victoria, Australia on behalf of participants in the taxi, hire-car, limousine, and charter vehicle industry who were licensed to operate in particular regions of Australia during certain periods between April 2014 and August 2017. The class action alleges that we operated unlawfully in such regions during such periods. These legislative and regulatory proceedings, allegations, and lawsuits are expensive and time consuming to defend, and, if resolved adversely to us, could result in financial damages or penalties, including criminal penalties, incarceration, and sanctions for individuals employed by us or parties with whom we contract, which could harm our ability to operate our business as planned in one or more of the jurisdictions in which we operate, which could adversely affect our business, revenue, and operating results.

In addition, while we divested certain assets of our dockless e-bikes and e-scooters business to Lime in May 2020, consumers continue to have access to dockless e-bikes and e-scooters through our app. We expect dockless e-bikes and e-scooters to subject us to additional risks distinct from those relating to our other Mobility, Delivery and Freight offerings. For example, consumers using dockless e-bikes or e-scooters face a more severe level of injury in the event of a collision than that faced while riding in a vehicle, given the less sophisticated, and in some cases absent, passive protection systems on dockless e-bikes and e-scooters. The occurrence of real or perceived quality problems or material defects in current or future dockless e-bikes or e-scooters available via our app could result in negative publicity, market withdrawals, regulatory proceedings, enforcement actions, or lawsuits filed against us, particularly if consumers are injured.

Changes in, or failure to comply with, competition laws could adversely affect our business, financial condition, or operating results.

Competition authorities closely scrutinize us under U.S. and foreign antitrust and competition laws. An increasing number of governments are enforcing competition laws and are doing so with increased scrutiny, including governments in large markets such as the EU, the United States, Brazil, and India, particularly surrounding issues of pricing parity, earnings parity, price-fixing, and abuse of market power. Many of these jurisdictions also allow competitors or consumers to assert claims of anti-competitive conduct. For example, complaints have been filed in several jurisdictions, including in the United States and Germany, alleging that our business practices violate applicable antitrust and/or competition laws. If one jurisdiction imposes or proposes to impose new requirements or restrictions on our business, other jurisdictions may follow. Further, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines, whether or not valid or subject to appeal.

In addition, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations, including limitations on our contractual relationships with platform users or restrictions on our pricing models. Such rulings may alter the way in which we do business and, therefore, may continue to increase our costs or liabilities or reduce demand for our platform, which could adversely affect our business, financial condition, or operating results.

We expect that antitrust enforcement agencies (including the DOJ and the FTC) will continue to closely scrutinize merger activity, with a particular focus on the technology sector, and there can be no assurance that proposed, completed or future mergers, acquisitions and divestitures will not be the subject of an investigation or enforcement action by the DOJ, the FTC or another antitrust enforcement agency. Changes in antitrust laws globally, or in their interpretation, administration or enforcement, may limit our future acquisitions, divestitures, operations and growth.

Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services.

Most jurisdictions in which we operate have laws that govern payment and financial services activities. Regulators in certain jurisdictions may determine that certain aspects of our business are subject to these laws and could require us to obtain licenses to continue to operate in such jurisdictions. For example, our subsidiary in the Netherlands, Uber Payments B.V., is registered and authorized by its competent authority, De Nederlandsche Bank, as an electronic money institution. This authorization permits Uber Payments B.V. to provide payment services (including acquiring and executing payment transactions and money remittances, as referred to in the Revised Payment Services Directive (2015/2366/EU)) and to issue electronic money in the Netherlands. In addition, Uber Payments B.V. has notified De Nederlandsche Bank that it will provide such services on a cross-border passport basis into other countries within the EEA. We continue to critically evaluate our options for seeking additional licenses and approvals in several other jurisdictions to optimize our payment solutions and support the future growth of our business. We could be denied such licenses, have existing licenses revoked, or be required to make significant changes to our business operations before being granted such licenses. If we are denied payment or other financial licenses or such licenses are revoked, we could be forced to cease or limit business operations in certain jurisdictions, including in the EEA, and even if we are able to obtain such licenses, we could be subject to fines or other enforcement action, or stripped of such licenses, if we are found to violate the requirements of such licenses. In some countries, it is not clear whether we are required to be licensed as a payment services provider. Were local regulators to determine that such arrangements require us to be so licensed, such regulators may block payments to Drivers, merchants, Shippers or Carriers. Such regulatory actions, or the need to obtain regulatory approvals, could impose significant costs and involve substantial delay in payments we make in certain local markets, any of which could adversely affect our business, financial condition, or operating results.

Starting in December 2020, payments made by platform users with payment accounts in the EEA for services provided through our platform may be subject to Strong Customer Authentication ("SCA") regulatory requirements. In many cases, SCA will require a platform user to engage in additional steps to authenticate each payment transaction. These additional authentication requirements in EEA or similar requirements, such as tokenization, in other countries may make our platform user experience substantially less convenient, and such loss of convenience could meaningfully reduce the frequency with which platform users use our platform or could cause some platform users to stop using our platform entirely, which could adversely affect our business, financial condition, operating results, and prospects. Further, as a result of implementing SCA, many payment transactions on our platform may fail to be authenticated due to platform users not completing all necessary authentication steps. Thus, in some cases, we may not receive payment from consumers in advance of paying Drivers for services received by those users. A substantial increase in the frequency with which we make Driver payments without having received corresponding payments from consumers could adversely affect our business, financial condition, operating results, and prospects.

In addition, laws related to money transmission and online payments are evolving, and changes in such laws could affect our ability to provide payment processing on our platform in the same form and on the same terms as we have historically, or at all. For example, changes to our business in Europe, combined with changes to the EU Payment Services Directive, caused aspects of our payment operations in the EEA to fall within the scope of European payments regulation. As a result, one of our subsidiaries, Uber Payments B.V., is directly subject to financial services regulations (including those relating to anti-money laundering, terrorist financing, and sanctioned or prohibited persons) in the Netherlands and in other countries in the EEA where it conducts business. Effective July 1, 2020, we transitioned all our payment operations to the Uber Payments B.V. regulated entity in the EEA countries in which we are required to do so by the European payments regulations.

In addition, as we evolve our business or make changes to our business structure, we may be subject to additional laws or requirements related to money transmission, online payments, and financial regulation. These laws govern, among other things, money transmission, prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, banking, systemic integrity risk assessments, security of payment processes, and import and export restrictions. Our business operations, including our payments to Drivers and merchants, may not always comply with these financial laws and regulations. Historical or future non-compliance with these laws or regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our product offerings, could harm our business.

Further, our payment system is susceptible to illegal and improper uses, including money laundering, terrorist financing, fraudulent sales of goods or services, and payments to sanctioned parties. We have invested and will need to continue to invest substantial resources to comply with applicable anti-money laundering and sanctions laws, and in the EEA to conduct appropriate risk assessments and implement appropriate controls as a regulated financial service provider. Government authorities may seek to bring legal action against us if our payment system is used for improper or illegal purposes or if our enterprise risk management or controls in the EEA are not adequately assessed, updated, or implemented, and any such action could result in financial or reputational harm to our business.

We currently are subject to a number of inquiries, investigations, and requests for information from the DOJ, other federal, state and local government agencies and other foreign government agencies, the adverse outcomes of which could harm our business.

We are the subject of DOJ inquiries and investigations, as well as enforcement inquiries and investigations by other federal, state and local government agencies and other regulators abroad. Those inquiries and investigations cover a broad range of matters, including but not limited to, our business practices, such as fees, pricing, earner benefits, and related disclosures, relationships with third parties, data privacy practices, and data privacy and security incidents. For example, in September 2018, after investigations and various lawsuits relating to the 2016 Breach, we settled with the Attorneys General of all 50 U.S. states and the District of Columbia through stipulated judgments and payment in an aggregate amount of $148 million related to our failure to report the incident for approximately one year. In April 2018, we entered into a consent decree that lasts through 2038 covering the 2014 Breach and the 2016 Breach with the FTC, which the FTC Commissioners approved in October 2018. In November and December 2018, UK, Dutch and French regulators imposed fines totaling approximately $1.6 million related to the 2016 Breach. In addition, in July 2022, we entered into a non-prosecution agreement with the DOJ concerning its investigation into our handling of the 2016 Breach. The 2016 Breach has led to, and it, as well as other security incidents we or our third-party service providers experience, may continue to lead to, costly and time-consuming regulatory investigations and litigation from other government entities, as well as potentially material fines and penalties imposed by other U.S. and international regulators. Investigations and enforcement actions from such entities, as well as continued negative publicity and an erosion of current and prospective platform users' trust, could severely disrupt our business. In addition, in March 2022, Uber Technologies, Inc. and Uber B.V. were each fined €2.12 million by the Italian data protection authority for alleged privacy violations stemming from an investigation conducted in 2018.

We are also subject to inquiries and investigations by government agencies related to certain transactions we have entered into in the United States and other countries.

These government inquiries and investigations are time-consuming and require a great deal of financial resources and attention from us and our senior management. If any of these matters are resolved adversely to us, we may be subject to additional fines, penalties, and other sanctions, and could be forced to change our business practices substantially in the relevant jurisdictions. Any such determinations could also result in significant adverse publicity or additional reputational harm, and could result in or complicate other inquiries, investigations, or lawsuits from other regulators in future merger control or conduct investigations. Any of these developments could result in material financial damages, operational restrictions, and harm our business.

We face risks related to our collection, use, transfer, disclosure, and other processing of data, which could result in investigations, inquiries, litigation, fines, legislative and regulatory action, and negative press about our privacy and data protection practices.

The nature of our business exposes us to claims, including civil lawsuits in the United States such as those related to the 2014 Breach and the 2016 Breach. These and any past or future privacy or security incidents could result in violation of applicable U.S. and international privacy, data protection, and other laws. Such violations subject us to individual or consumer class action litigation as well as governmental investigations and proceedings by federal, state, and local regulatory entities in the United States and internationally, resulting in exposure to material civil or criminal liability. Our data security and privacy practices have been the subject of inquiries from government agencies and regulators, not all of which are finally resolved. In April 2018, we entered into an FTC consent decree pursuant to which we agreed, among other things, to implement a comprehensive privacy program, undergo biennial third-party assessments, and not misrepresent how we protect consumer information through 2038. In October 2018, the FTC approved the final settlement, which exposes us to penalties for, amongst other activities, future failure to report security incidents. In November and December 2018, UK, Dutch and French supervisory authorities imposed fines totaling approximately $1.6 million. We have also entered into settlement agreements with numerous state enforcement agencies. For example, in January 2016, we entered into a settlement with the Office of the New York State Attorney General under which we agreed to enhance our data security practices. In addition, in September 2018, we entered into stipulated judgments with the state attorneys general of all 50 U.S. states and the District of Columbia relating to the 2016 Breach, which involved payment of $148 million and assurances that we would enhance our data security and privacy practices. In addition, in March 2022, Uber Technologies, Inc. and Uber B.V. were each fined €2.12 million by the Italian data protection authority for alleged privacy violations stemming from an investigation conducted in 2018. Additionally, in July 2022, we entered into a non-prosecution agreement with the DOJ concerning its investigation into our handling of the 2016 Breach. Failure to comply with these and other orders could result in substantial fines, enforcement actions, injunctive relief, and other penalties that may be costly or that may impact our business. We may also assume liabilities for breaches experienced by the companies we acquire as we expand our operations. For example, in April 2018, Careem publicly disclosed and notified relevant regulatory authorities that it had been subject to a data security incident that allowed access to certain personal information of riders and drivers on its platform as of January 14, 2018. If Careem becomes subject to liability as a result of this or other data security incidents or if we fail to remediate this or any other data security incident that Careem or we experience, we may face harm to our brand, business disruption, and significant liabilities. In addition, in July 2020, Drizly publicly disclosed that it had been subject to a data security incident that allowed access to certain personal information of customers on its platform, and in November 2021 Drizly obtained final court approval of a settlement in a resulting class action litigation. Moreover, in January 2023, the FTC announced a final order relating to the data security incident. If Drizly becomes subject to additional liability or regulatory or court orders as a result of this or other data security incidents or if we fail to remediate this or any other data security incident that Drizly or we experience, we may face harm to our brand, business disruption, and significant liabilities. Our insurance programs may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for the full extent of our potential liabilities. We may also be impacted by privacy or security incidents at third-party service providers. We rely on third-party service providers to host or otherwise process some of our data and that of platform users, and they have experienced, and may again experience, security and privacy incidents. Any failure by such third party to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such data could have similar adverse consequences for us.

This risk is enhanced in certain jurisdictions with stringent privacy laws and, as we expand our products, offerings, and operations domestically and internationally, we have, and may continue to become subject to amended or additional laws that impose substantial additional obligations related to data privacy and security. The EU adopted the GDPR in 2016, and it became effective in May 2018. The GDPR applies extraterritorially and imposes stringent requirements for controllers and processors of personal data. Such requirements include higher consent standards to process personal data, robust disclosures regarding the use of personal data, strengthened individual data rights, data breach requirements, limitations on data retention, strengthened requirements for special categories of personal data and pseudonymised (i.e., key-coded) data, and additional obligations for contracting with service providers that may process personal data. In addition, the GDPR contains a provision that individuals shall have the right not to be subject to a decision based solely on automated processing, including profiling, which produces legal effects concerning them or similarly significantly affects them. Decisions by us based on AI or automated processing of data, or insufficient disclosures regarding this processing, have and could impair our business and have and could subject us to lawsuits, regulatory investigations or other harm. The GDPR further provides that EU member states may institute additional laws and regulations impacting the processing of personal data, including (i) special categories of personal data (e.g., racial or ethnic origin, political opinions, and religious or philosophical beliefs) and (ii) profiling of individuals and automated individual decision-making. Such additional laws and regulations could limit our ability to use and share personal or other data, thereby increasing our costs and harming our business and financial condition. Non-compliance with the GDPR (including any non-compliance by any acquired business) is subject to significant penalties, including fines of up to the greater of €20 million or 4% of total worldwide revenue, and injunctions against the processing of personal data. Other jurisdictions outside the EU are similarly introducing or enhancing privacy and data security laws, rules, and regulations, including for automated processing, decision making, and profiling, which will increase our compliance costs and the risks associated with non-compliance. For example, the California Consumer Privacy Act ("CCPA"), which provided new privacy rights for consumers and new operational requirements for businesses, went into effect in January 2020. The CCPA includes a statutory damages framework and private rights of action against businesses that fail to comply with certain CCPA terms or implement reasonable security procedures and practices to prevent data breaches. Other U.S. states have adopted, and likely will continue to adopt, similar laws that provide new consumer privacy rights and business operational requirements. Brazil provides another example, having passed the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD) in 2018, which is now in effect. These laws may be subject to amendments and regulations that may change over time, or result in additional follow-on laws such as the California Privacy Rights Act ("CPRA") passed in California in November 2020. For further information on risks related to our use of automated decision making and automated processing, see the risk factor titled "—Our growing use of artificial intelligence and machine learning may present additional risks, including risks associated with algorithm development or use, the data sets used, and/or a complex, developing regulatory environment."

Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the EEA. We rely on transfer mechanisms permitted under these laws. Such mechanisms have received heightened regulatory and judicial scrutiny and have undergone modifications, and a 2020 decision by the Court of Justice of the European Union had cast doubt on the adequacy of all of the formerly-approved mechanisms for transferring personal data from countries in the EEA to certain other countries such as the United States. While in July 2023 the European Commission deemed a new EU-US Data Privacy Framework adequate for personal data transfers from the EU (and the rest of the EEA) to the US, this Framework has been challenged. If we cannot rely on existing mechanisms for transferring personal data from the EEA, the United Kingdom, or other jurisdictions, we may be unable to transfer personal data of Drivers, consumers, or employees in those regions, which could have an adverse effect on our business, financial condition, and operating results, and result in substantial fines, enforcement actions, litigation, injunctive relief, and other penalties that may be costly or that may impact our business. In addition, we may be required to disclose personal data pursuant to demands from government agencies, including from state and city regulators as a requirement for obtaining or maintaining a license or otherwise, from law enforcement agencies, and from intelligence agencies. This disclosure or potential disclosure may result in a failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules, and regulations, could result in proceedings or actions against us in the same or other jurisdictions, and could have an adverse impact on our reputation and brand. In addition, Careem has historically shared certain user data with certain government authorities, which conflicts with our global policies regarding data use, sharing, and ownership. We expect to maintain our data use, sharing, and ownership practices for both our business and Careem's business, and doing so may cause our relationship with government authorities in certain jurisdictions to suffer, and may result in such government authorities assessing fines or penalties against us. Further, if any jurisdiction in which we operate changes its laws, rules, or regulations relating to data residency or local computation such that we are unable to comply in a timely manner or at all, we may risk losing our rights to operate in such jurisdictions. This could adversely affect the manner in which we provide our products and offerings and thus materially affect our operations and financial results.

Such data protection laws, rules, and regulations are complex and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. This includes, for example, those relating to the processing of data for purposes of advertising and profile creation, which are subject to evolving disclosure, choice, and consent requirements in the EU, US states, and other jurisdictions. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, and other processing and certain other related business practices and may thereby increase compliance costs or otherwise adversely affect our operations. Additionally, any failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules, orders and regulations could result in proceedings or actions against us by individuals, consumer rights groups, governmental entities or agencies, or others. We could incur significant costs investigating and defending such claims and, if found liable, significant damages. Further, these proceedings and any subsequent adverse outcomes may subject us to significant penalties and negative publicity. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past been, are currently, and may in the future become, involved in private actions, collective actions, investigations, and various other legal proceedings by Drivers, consumers, merchants, Shippers, Carriers, employees, commercial partners, competitors or, government agencies, among others. We are subject to litigation relating to various matters including Driver classification, Drivers' tips and taxes, the Americans with Disabilities Act, antitrust, intellectual property infringement, privacy, unfair competition, workplace culture, safety practices, and employment and human resources practices. The results of any such litigation, investigations, and legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, costly, and harmful to our reputation, and could require significant amounts of management time and corporate resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition, and operating results.

In addition, we regularly include arbitration provisions in our terms of service with end-users. These provisions are intended to streamline the litigation process for all parties involved, as arbitration can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration may become more costly for us, or the volume of arbitrations may increase and become burdensome. Further, the use of arbitration provisions may subject us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. To minimize these risks, we have in the past and may in the future voluntarily limit our use of arbitration provisions, or we may be required to do so, in any legal or regulatory proceeding, either of which could increase our litigation costs and exposure in respect of such proceedings. For example, effective May 15, 2018, we ended mandatory arbitration of sexual misconduct claims by platform users and employees.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration on a state-by-state basis, as well as conflicting rules between state and federal law, some or all of our arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If our arbitration agreements were found to be unenforceable, in whole or in part, or specific claims were required to be exempted from arbitration, we could experience an increase in our litigation costs and the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition, operating results, and prospects.

We have operations in countries known to experience high levels of corruption and were previously subject to, and may in the future be subject to, inquiries, investigations, and requests for information with respect to our compliance with a number of anti-corruption laws to which we are subject.

We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We are subject to the FCPA and other similar laws outside the United States that prohibit improper payments or offers of payments to foreign officials, foreign political parties or candidates for foreign political office for the purpose of obtaining or retaining business. U.S. and non-U.S. regulators alike continue to focus on the enforcement of these laws, and we may be subject to additional compliance requirements to identify criminal activity and payments to sanctioned parties. Our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by Drivers, consumers, merchants, Shippers or Carriers, employees, consultants, or business partners in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside our control. Our acquisition of Careem may further enhance this risk because users of Careem's platform and Careem's employees, consultants, and business partners may not be familiar with, and may not have been previously subject to, these anti-corruption laws. In addition, our existing and future safeguards, including training and compliance programs to discourage these practices by such parties, may not prove effective, and such parties may engage in conduct for which we could be held responsible. Additional compliance requirements may compel us to revise or expand our compliance program, including the procedures we use to verify the identity of platform users and monitor international and domestic transactions.

Drivers may become subject to increased licensing requirements, and we may be required to obtain additional licenses or cap the number of Drivers using our platform.

Many Drivers currently are not required to obtain a commercial taxi or livery license in their respective jurisdictions. However, numerous jurisdictions in which we operate have conducted investigations or taken action to enforce existing licensing rules, including markets within Latin America and the Asia-Pacific region, and many others, including countries in Europe, the Middle East, and Africa, have adopted or proposed new laws or regulations that require Drivers to be licensed with local authorities or require us or our subsidiaries to be licensed as a transportation company. Local regulations requiring the licensing of us or Drivers may adversely affect our ability to scale our business and operations. In addition, it is possible that various jurisdictions could impose caps on the number of licensed Drivers or vehicles with whom we may partner or impose limitations on the maximum number of hours a Driver may work, similar to recent regulations that were adopted in Spain and New York City, which have temporarily frozen new vehicle licenses for Drivers using platforms like ours. If we or Drivers become subject to such caps, limitations, or licensing requirements, our business and growth prospects would be adversely impacted.

We may be subject to liability for the means we use to attract and onboard Drivers.

We operate in an industry in which the competition for Drivers is intense. In this highly competitive environment, the means we use to onboard and attract Drivers may be challenged by competitors, government regulators, or individual plaintiffs. For example, putative class actions have been filed by individual plaintiffs against us for alleged violation of the Telephone Consumer Protection Act of 1991, alleging, among other things, that plaintiffs received text messages from us regarding our Driver program without their consent or after indicating to us they no longer wished to receive such text messages. These lawsuits are expensive and time consuming to defend, and, if resolved adversely to us, could result in material financial damages and penalties, costly adjustments to our business practices, and negative publicity. In addition, we could incur substantial expense and possible loss of revenue if competitors file additional lawsuits or other claims challenging these practices.

Our business depends heavily on insurance coverage for Drivers and on other types of insurance for additional risks related to our business. If insurance carriers change the terms of such insurance in a manner not favorable to Drivers or to us, if we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed.

We use a combination of third-party insurance and self-insurance mechanisms, including a wholly-owned captive insurance subsidiary. Insurance related to our Mobility products may include third-party automobile, automobile comprehensive and collision, physical damage, and uninsured and underinsured motorist coverage. We require Drivers to carry automobile insurance in most countries, and in many cases we also maintain insurance on behalf of Drivers. We rely on a limited number of ridesharing insurance providers, particularly internationally, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. In addition to insurance related to our products, we maintain other automobile insurance coverage for owned vehicles and employee activity, as well as insurance coverage for non-automotive corporate risks including general liability, workers' compensation, property, cyber liability, and director and officers' liability. If our insurance carriers change the terms of our policies in a manner unfavorable to us or Drivers, our insurance costs could increase. The cost of insurance that we maintain on behalf of Drivers is higher in the United States and Canada than in other geographies. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, we could be liable for significant additional costs.

In addition, we and our captive insurance subsidiary are party to certain reinsurance and indemnification arrangements that transfer a significant portion of the risk from the insurance provider to us or our captive insurance subsidiary, which could require us to pay out material amounts that may be in excess of our insurance reserves, including as a result of adverse legal proceedings, resulting in harm to our financial condition. Our insurance reserves account for unpaid losses and loss adjustment expenses for risks retained by us through our captive insurance subsidiary and other risk retention mechanisms. Such amounts are based on actuarial estimates, historical claim information, and industry data. While management believes that these reserve amounts are adequate, the ultimate liability could be in excess of our reserves. We also have requirements to post collateral for current and future claim settlement obligations with certain of our insurance carriers, which may have a significant impact on our unrestricted cash and cash equivalents available for general business purposes.

We may be subject to claims of significant liability based on traffic accidents, injuries, or other incidents that are claimed to have been caused by Drivers who use our platform, even when those Drivers are not actively using our platform or when an individual impersonates a Driver. As we expand to include more offerings on our platform, our insurance needs will likely extend to those additional offerings, including Freight. As a result, our automobile liability and general liability insurance policies and insurance maintained by Drivers may not cover all potential claims related to traffic accidents, injuries, or other incidents that are claimed to have been caused by Drivers who use our platform, and may not be adequate to indemnify us for all liability that we could face. Even if these claims do not result in liability, we could incur significant costs in investigating and defending against them. If insurers become insolvent, they may not be able to pay otherwise valid claims in a timely manner or at all. If we are subject to claims of liability relating to the acts of Drivers or others using our platform, we may be subject to negative publicity and incur additional expenses, which could harm our business, financial condition, and operating results.

In addition, we are subject to local laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Legislation has been passed in many U.S. jurisdictions that codifies these insurance requirements with respect to ridesharing. Additional legislation has been proposed in other jurisdictions that seeks to codify or change insurance requirements with respect to ridesharing. Further, service providers and business customers of Freight and Uber for Business may require higher levels of coverage as a condition to entering into certain key contracts with us. Any failure, or perceived failure, by us to comply with local laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. These lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs, and disrupt our business.

We may be subject to pricing regulations, as well as related litigation or regulatory inquiries.

Our revenue is dependent on the pricing models we use to calculate consumer fares and Driver earnings. Our pricing models, including dynamic pricing, have been, and will likely continue to be, challenged, banned, limited in emergencies, and capped in certain jurisdictions. For example, we have agreed to not calculate consumer fares in excess of the maximum government-mandated fares in all major Indian cities where legal proceedings have limited the use of surge pricing. Further, in 2018, Honolulu, Hawaii became the first U.S. city to pass legislation to cap surge pricing if increased rates exceed the maximum fare set by the city. Additional regulation of our pricing models could increase our operating costs and adversely affect our business. Furthermore, our pricing model has been the subject of litigation and regulatory inquiries related to, among other things, the calculation of and statements regarding consumer fares and Driver earnings (including rates, fees, surcharges, and tolls), as well as the use of surge pricing during emergencies and natural disasters. In addition, an increasing number of municipalities have proposed delivery network fee caps with respect to our Delivery offering and caps on surge pricing with respect to our Mobility offering. As a result, we may be forced to change our pricing models in certain jurisdictions, which could harm our revenue or result in a sub-optimal tax structure.

If we are unable to protect our intellectual property, or if third parties are successful in claiming that we are misappropriating the intellectual property of others, we may incur significant expense and our business may be adversely affected.

Our intellectual property includes the content of our website, mobile applications, registered domain names, software code, firmware, hardware and hardware designs, registered and unregistered trademarks, trademark applications, copyrights, trade secrets, inventions (whether or not patentable), patents, and patent applications. We believe that our intellectual property is essential to our business and affords us a competitive advantage in the markets in which we operate. If we do not adequately protect our intellectual property, our brand and reputation may be harmed, Drivers, consumers, merchants, Shippers, and Carriers could devalue our products and offerings, and our ability to compete effectively may be impaired.

To protect our intellectual property, we rely on a combination of copyright, trademark, patent, and trade secret laws, contractual provisions, end-user policies, and disclosure restrictions. Upon discovery of potential infringement of our intellectual property, we assess and when necessary, take action to protect our rights as appropriate. We also enter into confidentiality agreements and invention assignment agreements with our employees and consultants and seek to control access to, and distribution of, our proprietary information in a commercially prudent manner. The efforts we have taken and may take to protect our intellectual property may not be sufficient or effective. For example, effective intellectual property protection may not be available in every country in which we currently or in the future will operate. In addition, it may be possible for other parties to copy or reverse-engineer our products and offerings or obtain and use the content of our website without authorization. Further, we may be unable to prevent competitors or other third parties from acquiring or using domain names or trademarks that are similar to, infringe upon, or diminish the value of our domain names, trademarks, service marks, and other proprietary rights. Moreover, our trade secrets may be compromised by third parties or our employees, which would cause us to lose the competitive advantage derived from the compromised trade secrets. Further, we may be unable to detect infringement of our intellectual property rights, and even if we detect such violations and decide to enforce our intellectual property rights, we may not be successful, and may incur significant expenses, in such efforts. In addition, any such enforcement efforts may be time-consuming and may divert management's attention. Further, such enforcement efforts may result in a ruling that our intellectual property rights are unenforceable or invalid. Any failure to protect or any loss of our intellectual property may have an adverse effect on our ability to compete and may adversely affect our business, financial condition, or operating results.

Companies in the Internet and technology industries, and other patent and trademark holders, including "non-practicing entities," seeking to profit from royalties in connection with grants of licenses or seeking to obtain injunctions, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have and may in the future continue to receive notices that claim we have misappropriated, misused, or infringed upon other parties' intellectual property rights.

Furthermore, from time to time we may introduce or acquire new products, including in areas in which we historically have not operated, which could increase our exposure to patent and other intellectual property claims. In addition, we, and companies we acquired or in which we have an interest, have been sued, and may in the future be sued, for allegations of intellectual property infringement or threats of trade secret misappropriation. If a company we acquire or in which we have an interest loses rights to valuable intellectual property or is found to infringe third party intellectual property rights in such lawsuits, the value of our investment may materially decline.

Any intellectual property claim against us, regardless of merit, could be time consuming and expensive to settle or litigate, could divert our management's attention and other resources, and could hurt goodwill associated with our brand. These claims may also subject us to significant liability for damages and may result in us having to stop using technology, content, branding, or business methods found to be in violation of another party's rights. Further, certain adverse outcomes of such proceedings could adversely affect our ability to compete effectively in existing or future businesses.

We may be required or may opt to seek a license for the right to use intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we may be required to pay significant royalties or license fees, which may increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding, or business methods, which could require significant effort and expense and make us less competitive. If we cannot license or develop alternative technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively or we may be prevented from operating our business in certain jurisdictions. Any of these results could harm our operating results.

Our reported financial results may be adversely affected by changes in accounting principles.

The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations, of accounting regulations. Changes to our business model and accounting methods could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

If we are deemed an investment company under the Investment Company Act, applicable restrictions could have an adverse effect on our business.

The Investment Company Act contains substantive legal requirements that regulate the manner in which "investment companies" are permitted to conduct their business activities. We believe that we have conducted our business in a manner that does not result in being characterized as an "investment company" under the Investment Company Act because we are primarily engaged in a non-investment company business. Although a significant portion of our assets constitute investments in non-controlled entities (including in China), referred to elsewhere in this Annual Report on Form 10-K as minority-owned entities, we believe that we are not an investment company as defined by the Investment Company Act. While we intend to conduct our operations such that we will not be deemed an investment company, such a determination would require us to initiate burdensome compliance requirements and comply with restrictions imposed by the Investment Company Act that would limit our activities, including limitations on our capital structure and our ability to transact with affiliates, which would have an adverse effect on our financial condition. To avoid such a determination, we may be required to conduct our business in a manner that does not subject us to the requirements of the Investment Company Act, which could have an adverse effect on our business. For example, we may be required to sell certain of our assets and pay significant taxes upon the sale or transfer of such assets.

Risks Related to Ownership of Our Common Stock

The market price of our common stock has been, and may continue to be, volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the price you paid and may lose all or part of your investment.

The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in MAPCs, Trips, Adjusted EBITDA, Free Cash Flow, Gross Bookings, revenue, or other operating and financial results;

- announcements by us or estimates by third parties of actual or anticipated changes in the number of Drivers and consumers on our platform;

- variations between our actual operating results and the expectations of our management, securities analysts, investors, the financial community;

- changes in accounting principles or changes in interpretations of existing principles, which could affect financial results;

- actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

- negative media coverage or publicity;

- changes in operating performance and stock market valuations of technology companies generally, or those in our industry in particular, including our competitors;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- lawsuits threatened, filed, or decided against us;

- developments in legislation or regulatory actions, including interim or final rulings by judicial or regulatory bodies (including any competition authorities blocking, delaying, or subjecting our pending acquisitions to significant limitations or restrictions on our ability to operate in one or more markets, or requiring us to divest our or any target company's assets or businesses in one or more markets);

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any major change in our board of directors or management;

- any safety incidents or public reports of safety incidents that occur on our platform or in our industry;

- statements, commentary, or opinions by public officials that our product offerings are or may be unlawful, regardless of any interim or final rulings by judicial or regulatory bodies; and

- other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, pandemics, natural disasters, or responses to these events.

In addition, price and volume fluctuations in the stock markets have affected and continue to affect many technology companies' stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies' operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. For example, beginning in September 2019, several putative class actions were filed in California state and federal courts against us, our directors, certain of our officers, and the underwriters named in our IPO registration statement alleging violations of securities laws in connection with our IPO. Securities litigation could subject us to substantial costs, divert resources and the attention of management from our business, and seriously harm our business. In addition, the occurrence of any of the factors listed above, among others, may cause our stock price to decline significantly, and there can be no assurance that our stock price would recover. As such, you may not be able to sell your shares at or above the price you paid, and you may lose some or all of your investment.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

- our board of directors has the right to elect directors to fill vacancies created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- advance notice requirements for stockholder proposals, which may reduce the number of stockholder proposals available for stockholder consideration;

- limitations on stockholder ability to convene special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

- prohibition on cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

- our board of directors is able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. In addition, under our existing debt instruments, we, and certain of our subsidiaries, are subject to certain limitations on our business and operations, including limitations on certain consolidations, mergers, and sales of assets. For information regarding these and other provisions, see the risk factor titled "-We have incurred a significant amount of debt and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business."

Sales, directly or indirectly, of shares of our common stock by existing stockholders could cause our stock price to decline.

Sales, directly or indirectly, of a substantial number of shares of our common stock, or the public perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We may issue our shares of common stock or securities convertible or exchangeable into or exercisable for our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Such issuances, including the issuance of additional shares of our common stock upon exercise of such equity awards, could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

We do not intend to pay cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any cash dividends in the foreseeable future. In addition, certain of our existing debt instruments include restrictions on our ability to pay cash dividends. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us or our directors, officers, or employees arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws;

- any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws;

- any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Although the Delaware Supreme Court has held that such exclusive forum provisions are facially valid, courts in other jurisdictions may find such provisions to be unenforceable.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If any other court of competent jurisdiction were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be harmed.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act ("Section 404"), to furnish an annual report by management on, among other things, the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial annually. We currently are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on a quarterly basis.

The process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 is costly and challenging, and we may not be able to complete evaluation, testing, and any required remediation in a timely fashion. As our business continues to grow in size and complexity, we are improving our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required for a public company. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future, particularly due to high growth offerings (such as with Delivery and Freight), which may cause challenges in consistent performance and timely designing new controls. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if we or our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain these and other effective control systems, could also restrict our future access to the capital markets.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Safeguarding our critical networks and the information that platform users share with us is vital to our business. One key way that Uber addresses this need is through its cybersecurity risk management program ("Cybersecurity Program").

Uber's Chief Information Security Officer ("CISO") is responsible for the Cybersecurity Program, which is coordinated and primarily executed by the global organization of engineers focused on risk management using the NIST Framework (Identify, Protect, Detect, Respond, and Recover) and activities such as automation, secure development, and advanced analytics and monitoring. The CISO has served in such role since February 2021 and has more than 20+ years of engineering and/or cybersecurity experience, including previously as CISO and Deputy Chief Technology Officer at a Fortune 500 company.

The Cybersecurity Program is also supported by Uber's Chief Privacy Officer and Associate General Counsel, Privacy & Cybersecurity ("CPO"), who has served in that role since August 2018. The CPO has three decades of experience as a legal advisor to multinational corporations, including serving as Chief Privacy & Security Counsel for a Fortune 100 technology company prior to her role at Uber.

The Cybersecurity Program is supported by other members of Uber's senior management team as well, including the Chief Legal Officer, Head of Platform Engineering, and EU Data Protection Officer. Uber's Board of Directors oversees the Cybersecurity Program through regular updates.

This Cybersecurity Program is a critical component of Uber's enterprise risk management program, through which Uber reviews business, cybersecurity, information technology, privacy, legal, and geopolitical risks, among others. The Cybersecurity Program is designed to assess, identify, and manage risks from cybersecurity threats.

Key elements of this program include:

- **Oversight and Governance**. Uber's Board oversees the Cybersecurity Program, and Uber's risk profile with respect to cybersecurity matters, through regular reports and reviews. These include presentations by the CISO to the Board and Audit Committee on an alternating quarterly basis, quarterly reports of certain cybersecurity incidents to the Board, and annual reports by the CPO to the Board.

  The CISO also provides quarterly updates to Uber's senior management regarding cybersecurity risks, as well as interim updates during regular meetings with Uber's engineering, product and internal audit leadership. The CISO and CPO also jointly chair Uber's Privacy and Cybersecurity Council, which provides a venue for cross-functional insight and input into the Cybersecurity Program and our privacy program as they relate to Uber's business operations.

- **Internally conducted environment and vulnerability assessments.** These include semi-annual assessments performed by Uber's security engineering teams. The findings from these assessments are reported to Uber's senior management, including the CISO, and the Board or Audit Committee. In addition, our internal audit function periodically conducts additional reviews and assessments, which are reported to the Audit Committee.

- **Independent third-party audits and assessments by industry-leading firms**. These include regular assessments of Uber's information systems, business systems and cybersecurity infrastructure; reviews to identify opportunities to strengthen Uber's cybersecurity posture; and cybersecurity audits for purposes of maintaining Uber's Payment Cards Industry (PCI), ISO 27001 and 27002, and SOC1 and SOC2 certifications.

- **Cyber incident management**. This includes efforts by Uber's security engineering team, at the direction of the CISO, to review potential incidents identified by Uber's internal teams, Uber's third-party service providers or external researchers through Uber's Bug Bounty program; identify those which represent potential or actual threats to Uber's systems, data or users; investigate and mitigate the cause and impact of such incidents; and implement safeguards to help prevent recurrence. Uber's CPO and legal team support such efforts, including in connection with legal or disclosure obligations triggered in connection with any such incidents.

- **Third Party Risk Management**. Uber performs due diligence regarding its third-party suppliers, service providers and business partners. This includes requiring submission of evidence demonstrating third parties' ability to meet Uber's cybersecurity and data handling requirements. In addition, Uber's third-party suppliers and service providers who process Uber personal data are contractually obligated to notify Uber if they experience certain incidents impacting Uber personal data.

For a discussion regarding risks from cybersecurity threats, see our risk factors, including the risk factors titled "—We have experienced, and may experience security or privacy breaches or other unauthorized or improper access to, use of, disclosure of, alteration of or destruction of our proprietary or confidential data, employee data, or platform user data, which could cause loss of revenue, harm to our brand, business disruption, and significant liabilities", "—Cyberattacks, including computer malware, ransomware, viruses, denial of service attacks, spamming, phishing and social engineering attacks could harm our reputation, business, and operating results", "—We currently are subject to a number of inquiries, investigations, and requests for information from the DOJ, other federal, state and local government agencies and other foreign government agencies, the adverse outcomes of which could harm our business" and "—We face risks related to our collection, use, transfer, disclosure, and other processing of data, which could result in investigations, inquiries, litigation, fines, legislative and regulatory action, and negative press about our privacy and data protection practices" in Part I, Item 1A of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

As of December 31, 2023, we leased and owned office facilities around the world totaling 8.8 million square feet, including 2.0 million square feet for our corporate headquarters in the San Francisco Bay Area, California.

We believe our facilities, which are generally used by all of our reportable segments, are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal actions and government investigations, and similar or other actions could be brought against us in the future. The most significant of these matters are described below.

Legal Proceedings Described in Note 14 – Commitments and Contingencies to Our Consolidated Financial Statements

Note 14 – Commitments and Contingencies to our consolidated financial statements for the year ended December 31, 2023 contained in this Annual Report on Form 10-K includes information on legal proceedings that constitute material contingencies for financial reporting purposes that could have a material adverse effect on our consolidated financial position, liquidity or results of operations if they were resolved in a manner that is adverse to us. This item should be read in conjunction with Note 14 for information regarding the following material legal proceedings, which information is incorporated into this item by reference:

- Driver Classification

- State Unemployment Taxes

Legal Proceedings That Are Not Described in Note 14 – Commitments and Contingencies to Our Consolidated Financial Statements

In addition to the matters that are identified in Note 14 – Commitments and Contingencies to our consolidated financial statements for the year ended December 31, 2023 contained in this Annual Report on Form 10-K, and incorporated into this item by reference, the following matters also constitute material pending legal proceedings, other than ordinary course litigation incidental to our business, to which we are or any of our subsidiaries is a party.

Australia Class Actions

In May 2019, an Australian law firm filed a class action in the Supreme Court of Victoria, Australia, against us and certain of our subsidiaries, on behalf of certain participants in the taxi, hire-car, and limousine industries. The plaintiff alleges that the Uber entities conspired to injure the group members during the period 2014 to 2017 by either directly breaching transport legislation or commissioning offenses against transport legislation by UberX Drivers in Australia. The claim alleges, in effect, that these operations caused loss and damage to the class representative and class members, including lost income and decreased value of certain taxi licenses. In March, April and October 2020, the same Australian law firm filed four additional class action lawsuits alleging the same claim. We intend to continue to vigorously defend against the lawsuit. A trial has been scheduled to commence in March 2024.

Other Legal Proceedings

While it is not possible to determine the outcome of the legal actions, investigations, and proceedings brought against us, we believe that, except for the matters described above, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could be material to our consolidated results of operations in any one accounting period. We are currently involved in, and may in the future be involved in, legal proceedings, litigation, claims, and government investigations in the ordinary course of business. In addition, the nature of our business exposes us to claims related to the classification of Drivers and the compliance of our business with applicable law. This risk is enhanced in certain jurisdictions outside the United States where we may be less protected under local laws than we are in the United States. Although the results of the legal proceedings, claims, and government investigations in which we are involved cannot be predicted with certainty, we do not believe that the final outcome of these matters is reasonably likely to have a material adverse effect on our business, financial condition, or operating results. Regardless of final outcomes, however, any such legal proceedings, claims, and government investigations may nonetheless impose a significant burden on management and employees and may come with costly defense costs or unfavorable preliminary and interim rulings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock has been listed on the New York Stock Exchange ("NYSE") under the symbol "UBER" since May 10, 2019. Prior to that date, there was no public trading market for our common stock.

Holders of our Common Stock

As of February 12, 2024, there were 1,366 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. The terms of certain of our outstanding debt instruments restrict our ability to pay dividends or make distributions on our common stock, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our capital stock. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

Not applicable.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Uber Technologies, Inc. under the Securities Act, or the Exchange Act.

The following graph compares the cumulative total return to stockholders on our common stock relative to the cumulative total returns of the Standard & Poor's 500 Index ("S&P 500"), S&P 500 Information Technology Sector Index ("S&P 500 IT") and the Nasdaq Composite Index ("NASDAQ"). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on May 10, 2019, the date our common stock began trading on the NYSE, and its relative performance is tracked through December 31, 2023. The returns shown are based on historical results and are not intended to suggest future performance.



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K. We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located in our Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 21, 2023, for reference to discussion of the fiscal year ended December 31, 2021, the earliest of the three fiscal years presented.

In addition to our historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. You should review the sections titled "Special Note Regarding Forward-Looking Statements" for a discussion of forward-looking statements and in Part I, Item 1A, "Risk Factors", for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this Annual Report on Form 10-K.

Overview

We are a technology platform that uses a massive network, leading technology, operational excellence, and product expertise to power movement from point A to point B. We develop and operate proprietary technology applications supporting a variety of offerings on our platform. We connect consumers with providers of ride services, merchants as well as delivery service providers for meal preparation, grocery and other delivery services. Uber also connects consumers with public transportation networks. We use this same network, technology, operational excellence, and product expertise to connect Shippers with Carriers in the freight industry by providing Carriers with the ability to book a shipment, transportation management and other logistics services. We are also developing technologies designed to provide new solutions to solve everyday problems.

Driver Classification Developments

The classification of Drivers is currently being challenged in courts, by legislators and by government agencies in the United States and abroad. We are involved in numerous legal proceedings globally, including putative class and collective class action lawsuits, demands for arbitration, charges and claims before administrative agencies, and investigations or audits by labor, social security, and tax authorities that claim that Drivers should be treated as our employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. Of particular note are proceedings in California, where on May 5, 2020, the California Attorney General, in conjunction with the city attorneys for San Francisco, Los Angeles and San Diego, filed a complaint in San Francisco Superior Court (the "Court") against Uber and Lyft, Inc., alleging that drivers are misclassified, and sought an injunction and monetary damages related to the alleged competitive advantage caused by the alleged misclassification of drivers. To comply with Proposition 22, we have incurred and expect to incur additional expenses, including expenses associated with a guaranteed minimum earnings floor for Drivers, insurance for injury protection and subsidies for health care. We do not expect these changes will have a material impact on our business, results of operations, financial position, or cash flows.

If, as a result of legislation or judicial decisions, we are required to classify Drivers as employees, workers or quasi-employees where those statuses exist, we would incur significant additional expenses for compensating Drivers, including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. Additionally, we may not have adequate Driver supply as Drivers may opt out of our platform given the loss of flexibility under an employment model, and we may not be able to hire a majority of the Drivers currently using our platform. Any of these events could negatively impact our business, result of operations, financial position, and cash flows.

For a discussion of risk factors related to how misclassification challenges may impact our business, result of operations, financial position and operating condition and cash flows, see the risk factor titled "-Our business would be adversely affected if Drivers were classified as employees, workers or quasi-employees" included in Part I, Item 1A, "Risk Factors", and Note 14 – Commitments and Contingencies to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

In addition, if we are required to classify Drivers as employees, this may impact our current financial statement presentation including revenue, cost of revenue, incentives and promotions as further described in Note 1 – Description of Business and Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," and the section titled "Critical Accounting Estimates" in Part II, Item 7, of this Annual Report on Form 10-K.

Financial and Operational Highlights

(In millions, except percentages)	Year Ended December 31,			
	2022	**2023**	**% Change**	**% Change (Constant Currency** [1]**)**
Monthly Active Platform Consumers ("MAPCs") [2], [3]	131	150	15 %	
Trips [2]	7,642	9,448	24 %	
Gross Bookings [2]	$ 115,395	$ 137,865	19 %	20 %
Revenue	$ 31,877	$ 37,281	17 %	18 %
Income (loss) from operations	$ (1,832)	$ 1,110	**	
Net income (loss) attributable to Uber Technologies, Inc.	$ (9,141)	$ 1,887	**	
Adjusted EBITDA [1], [2]	$ 1,713	$ 4,052	137 %	
Net cash provided by operating activities [4]	$ 642	$ 3,585	**	
Free cash flow [1], [4]	$ 390	$ 3,362	**	

[1] See the section titled "Reconciliations of Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measure.

[2] See the section titled "Certain Key Metrics and Non-GAAP Financial Measures" below for more information.

[3] MAPCs presented for annual periods are MAPCs for the fourth quarter of the year.

[4] Net cash provided by operating activities and free cash flow during the year ended December 31, 2022 reflected an approximately $733 million (£613 million) cash outflow related to the resolution of all outstanding HMRC VAT claims that were paid during the fourth quarter of 2022.

Net cash provided by operating activities and free cash flow during the year ended December 31, 2023 reflected an approximately $789 million (£631 million) cash outflow related to payments of HMRC VAT assessments for the period of March 2022 to June 2023.

For additional information on these matters, refer to Note 14 – Commitments and Contingencies to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K as well as the section titled "Liquidity and Capital Resources".

** Percentage not meaningful.

Highlights for 2023

In the fourth quarter of 2023, our MAPCs were 150 million, growing 8 million, or 6%, quarter-over-quarter, and growing 15% compared to the same period in 2022.

Overall Gross Bookings increased by $22.5 billion in 2023, up 19%, or 20% on a constant currency basis, compared to 2022. Mobility Gross Bookings grew 32% year-over-year, on a constant currency basis, primarily due to increases in Trip volumes. Delivery Gross Bookings grew 15% year-over-year, on a constant currency basis, primarily driven by an increase in delivery orders and higher basket sizes. Freight Gross Bookings declined 25% year-over-year, on a constant currency basis, primarily attributable to lower revenue per load and volume both a consequence of the challenging freight market cycle.

Revenue was $37.3 billion, up 17% year-over-year. Mobility revenue increased $5.8 billion primarily attributable to an increase in Mobility Gross Bookings of 31% year-over-year. Delivery revenue increased $1.3 billion primarily attributable to an increase in Delivery Gross Bookings of 14% year-over-year. Revenue growth was partially offset by a $1.7 billion decrease in our Freight business, with Freight Gross Bookings declining 25% year-over-year. Additionally, the increase in Mobility and Delivery revenue was partially offset by business model changes in some countries that classified certain sales and marketing costs as contra revenue, which negatively impacted revenue by $368 million and $796 million across Mobility and Delivery, respectively.

Net income attributable to Uber Technologies, Inc. was $1.9 billion, which includes the favorable impact of a pre-tax unrealized gain on debt and equity securities, net, of $1.6 billion primarily related to changes in the fair value of our equity securities, including: a $985 million net unrealized gain on our Aurora investment, a $443 million net unrealized gain on our Didi investment, a $84 million net unrealized gain on our Joby investment, and a $80 million net unrealized gain on our Grab investment.

Adjusted EBITDA was $4.1 billion, growing $2.3 billion year-over-year. Mobility Adjusted EBITDA profit was $5.0 billion, up $1.7 billion year-over-year. Delivery Adjusted EBITDA profit was $1.5 billion, up $955 million year-over-year. These increases were partially offset by a $216 million increase in Corporate G&A and Platform R&D costs, year-over-year, as well as a $64 million decrease in Freight Adjusted EBITDA year-over-year.

We ended the year with $5.4 billion in unrestricted cash, cash equivalents and short-term investments.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from fees paid by Drivers and Merchants for use of our platform. We have concluded that we are an agent in these arrangements as we arrange for other parties to provide the service to the end-user. Under this model, revenue is net of Driver and Merchant earnings and Driver incentives. We act as an agent in these transactions by connecting consumers to Drivers and Merchants to facilitate a Trip, meal, grocery or other delivery service. In certain markets we are responsible for the Mobility or Delivery services (and in most markets we are responsible for the Freight services), and in these markets we present revenue from end-users and from Shippers on a gross basis, with the payments to Drivers and Carriers classified within cost of revenue, exclusive of depreciation and amortization.

We would expect revenue to fluctuate on an absolute dollar basis for the foreseeable future based upon factors such as Trip volume, Driver supply, macroeconomic conditions, global travel activities and management pricing and promotional activities. During the year ended December 31, 2023, we implemented a business model change in certain major markets resulting in end-users becoming our customers. Promotions to end-users considered customers are recognized as contra-revenue while promotions to end-users not considered customers are recognized as sales and marketing expenses.

For additional discussion related to our revenue, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates - Revenue Recognition" as well as "Note 1 – Description of Business and Summary of Significant Accounting Policies - Revenue Recognition," and "Note 2 – Revenue" to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Cost of Revenue, Exclusive of Depreciation and Amortization

Cost of revenue, exclusive of depreciation and amortization, primarily consists of costs incurred for certain Mobility and Delivery transactions where we are primarily responsible for Mobility and Delivery services and pay Drivers and Couriers for services, certain insurance costs related to our Mobility and Delivery offerings, costs incurred with Carriers for Uber Freight transportation services, credit card processing fees, bank fees, data center and networking expenses, mobile device and service costs, and amounts related to fare chargebacks and other credit card losses.

We expect that cost of revenue, exclusive of depreciation and amortization, will fluctuate on an absolute dollar basis for the foreseeable future in line with Trip volume changes on the platform.

Operations and Support

Operations and support expenses primarily consist of compensation expenses, including stock-based compensation, for employees that support operations in cities, including the general managers, Driver operations, platform user support representatives and community managers. Also included is the cost of customer support, Driver background checks and the allocation of certain corporate costs.

We would expect operations and support expenses to increase on an absolute dollar basis for the foreseeable future as our business continues to grow and Trip volume increases, but decrease as a percentage of revenue as we become more efficient in supporting platform users.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising costs, product marketing costs, discounts, loyalty programs, promotions, refunds, and credits provided to end-users who are not customers, compensation costs, including stock-based compensation to sales and marketing employees, and the allocation of certain corporate costs. We expense advertising and other promotional expenditures as incurred.

We would expect sales and marketing expenses to vary from period to period as a percentage of revenue due to timing of marketing campaigns.

During the year ended December 31, 2023, we implemented a business model change in certain major markets resulting in end-users becoming our customers. Promotions to end-users considered customers are recognized as contra-revenue while promotions to end-users not considered customers are recognized as sales and marketing expenses.

Research and Development

Research and development expenses primarily consist of compensation costs, including stock-based compensation, for employees in engineering, design and product development. Expenses also include ongoing improvements to, and maintenance of, existing products and services, and allocation of certain corporate costs. We expense substantially all research and development expenses as incurred.

We would expect research and development expenses to increase and vary from period to period as a percentage of revenue as we continue to invest in research and development activities relating to ongoing improvements to and maintenance of our platform offerings and other research and development programs.

General and Administrative

General and administrative expenses primarily consist of compensation costs, including stock-based compensation, for executive management and administrative employees, including finance and accounting, human resources, policy and communications, legal, and certain impairment charges, as well as allocation of certain corporate costs, occupancy, and general corporate insurance costs. General and administrative expenses also include certain legal settlements.

We would expect general and administrative expenses to increase on an absolute dollar basis for the foreseeable future as our business continues to grow and Trip volume increases, but decrease as a percentage of revenue as we achieve improved fixed cost leverage and efficiencies in our internal support functions.

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of depreciation on buildings, site improvements, computer and network equipment, software, leasehold improvements, furniture and fixtures, and amortization of intangible assets. Depreciation includes expenses associated with buildings, site improvements, computer and network equipment, and furniture, fixtures, as well as leasehold improvements. Amortization includes expenses associated with our capitalized internal-use software and acquired intangible assets.

Interest Expense

Interest expense consists primarily of interest expense associated with our outstanding debt, including accretion of debt discount. For additional detail related to our debt obligations, see "Note 8 – Long-Term Debt and Revolving Credit Arrangements" to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Other Income (Expense), Net

Other income (expense), net primarily includes the following items:

- Interest income, which consists primarily of interest earned on our cash and cash equivalents, short-term investments, restricted cash and cash equivalents and restricted investments.

- Foreign currency exchange gains (losses), net, which consist primarily of remeasurement of transactions and monetary assets and liabilities denominated in currencies other than the functional currency at the end of the period.

- Gain on business divestitures, net.

- Gain (loss) from sale of investments.

- Unrealized gain (loss) on debt and equity securities, net, which consists primarily of gains (losses) from fair value adjustments relating to our marketable and non-marketable securities.

- Impairment of equity method investment.

- Revaluation of MLU B.V. call option, which represents changes in fair value recorded on the call option granted to Yandex ("MLU B.V. Call Option").

- Other, net.

Provision for (Benefit from) Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, changes in the valuation allowance on our U.S. and Netherlands' deferred tax assets, and changes in tax laws.

Income (Loss) from Equity Method Investments

Income (loss) from equity method investments primarily includes the results of our share of income or loss from our equity method investments. For additional information, see "Note 4 - Equity Method Investments" to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Results of Operations

The following table summarizes our consolidated statements of operations for each of the periods presented (in millions):

	Year Ended December 31,	
	2022	**2023**
Revenue	$ 31,877	$ 37,281
Costs and expenses		
Cost of revenue, exclusive of depreciation and amortization shown separately below	19,659	22,457
Operations and support	2,413	2,689
Sales and marketing	4,756	4,356
Research and development	2,798	3,164
General and administrative	3,136	2,682
Depreciation and amortization	947	823
Total costs and expenses	33,709	36,171
Income (loss) from operations	(1,832)	1,110
Interest expense	(565)	(633)
Other income (expense), net	(7,029)	1,844
Income (loss) before income taxes and income from equity method investments	(9,426)	2,321
Provision for (benefit from) income taxes	(181)	213
Income from equity method investments	107	48
Net income (loss) including non-controlling interests	(9,138)	2,156
Less: net income attributable to non-controlling interests, net of tax	3	269
Net income (loss) attributable to Uber Technologies, Inc.	$ (9,141)	$ 1,887

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue [1]:

	Year Ended December 31,	
	2022	2023
Revenue	100 %	100 %
Costs and expenses		
Cost of revenue, exclusive of depreciation and amortization shown separately below	62 %	60 %
Operations and support	8 %	7 %
Sales and marketing	15 %	12 %
Research and development	9 %	8 %
General and administrative	10 %	7 %
Depreciation and amortization	3 %	2 %
Total costs and expenses	106 %	97 %
Income (loss) from operations	(6)%	3 %
Interest expense	(2)%	(2)%
Other income (expense), net	(22)%	5 %
Income (loss) before income taxes and income from equity method investments	(30)%	6 %
Provision for (benefit from) income taxes	(1)%	1 %
Income from equity method investments	— %	— %
Net income (loss) including non-controlling interests	(29)%	6 %
Less: net income attributable to non-controlling interests, net of tax	— %	1 %
Net income (loss) attributable to Uber Technologies, Inc.	(29)%	5 %

[1] Totals of percentage of revenues may not foot due to rounding.

Comparison of the Years Ended December 31, 2022 and 2023

Revenue

	Year Ended December 31,		
(In millions, except percentages)	2022	2023	% Change
Revenue	$ 31,877	$ 37,281	17 %

2023 Compared to 2022

Revenue increased $5.4 billion, or 17% year-over-year. Mobility revenue increased $5.8 billion primarily attributable to an increase in Mobility Gross Bookings of 31% year-over-year. Delivery revenue increased $1.3 billion primarily attributable to an increase in Delivery Gross Bookings of 14% year-over-year. Revenue growth was partially offset by a $1.7 billion decrease in our Freight business, with Freight Gross Bookings declining 25% year-over-year. Additionally, the increase in Mobility and Delivery revenue was partially offset by business model changes in some countries that classified certain sales and marketing costs as contra revenue, which negatively impacted revenue by $368 million and $796 million across Mobility and Delivery, respectively.

Cost of Revenue, Exclusive of Depreciation and Amortization

	Year Ended December 31,		
(In millions, except percentages)	2022	2023	% Change
Cost of revenue, exclusive of depreciation and amortization	$ 19,659	$ 22,457	14 %
Percentage of revenue	62 %	60 %	

2023 Compared to 2022

Cost of revenue, exclusive of depreciation and amortization, increased $2.8 billion, or 14%, mainly due to a $1.6 billion increase in Driver payments and incentives that are recorded in cost of revenue, exclusive of depreciation and amortization, as a result of increased Mobility Gross Bookings, a $1.4 billion increase in insurance expense primarily due to an increase in miles driven in our Mobility business, and an $945 million increase in Courier payments and incentives that are recorded in cost of revenue, exclusive of depreciation and amortization, as a result of increased Delivery Gross Bookings in certain markets, partially offset by a $1.3 billion decrease in Freight Carrier payments due to reduced Freight Gross Bookings.

Operations and Support

(In millions, except percentages)	Year Ended December 31,		% Change
	2022	2023	
Operations and support	$ 2,413	$ 2,689	11 %
Percentage of revenue	8 %	7 %	

2023 Compared to 2022

Operations and support expenses increased $276 million, or 11%, primarily attributable to a $132 million increase in employee headcount costs, a $58 million increase in Driver background checks, and a $47 million increase in external contractor expenses.

Sales and Marketing

(In millions, except percentages)	Year Ended December 31,		% Change
	2022	2023	
Sales and marketing	$ 4,756	$ 4,356	(8)%
Percentage of revenue	15 %	12 %	

2023 Compared to 2022

Sales and marketing expenses decreased $400 million, or 8%, primarily attributable to a $448 million decrease in consumer discounts, promotions, credits and refunds to $1.7 billion compared to $2.2 billion in 2022. The decrease in consumer discounts, promotions, credits and refunds is primarily attributed to business model changes in some countries that classified certain sales and marketing costs as contra revenue totaling $1.2 billion, partially offset by a $716 million increase in consumer discounts, promotions, credits and refunds spend globally.

Research and Development

(In millions, except percentages)	Year Ended December 31,		% Change
	2022	2023	
Research and development	$ 2,798	$ 3,164	13 %
Percentage of revenue	9 %	8 %	

2023 Compared to 2022

Research and development expenses increased $366 million, or 13%, primarily attributable to a $223 million increase in employee headcount costs and a $155 million increase in stock-based compensation.

General and Administrative

(In millions, except percentages)	Year Ended December 31,		% Change
	2022	2023	
General and administrative	$ 3,136	$ 2,682	(14)%
Percentage of revenue	10 %	7 %	

2023 Compared to 2022

General and administrative expenses decreased $454 million, or 14%, primarily attributable to a $327 million decrease in other corporate expenses and a $208 million decrease in legal settlements and legal expenses, partially offset by a $73 million increase in employee headcount costs.

Depreciation and Amortization

(In millions, except percentages)	Year Ended December 31,		% Change
	2022	2023	
Depreciation and amortization	$ 947	$ 823	(13)%
Percentage of revenue	3 %	2 %	

2023 Compared to 2022

Depreciation and amortization expenses decreased $124 million, or 13%, primarily attributable to a $160 million decrease in amortization expenses due to acquired Postmates intangible assets being fully amortized in 2022. This was partially offset by a $25 million increase in amortization for internally developed software.

Interest Expense

(In millions, except percentages)	Year Ended December 31,		% Change
	2022	2023	
Interest expense	$ (565)	$ (633)	12 %
Percentage of revenue	(2)%	(2)%	

2023 Compared to 2022

Interest expense increased by $68 million, or 12%, primarily attributable to an increase in interest expense on our term loans due to higher LIBOR and SOFR rates.

Other Income (Expense), Net

(In millions, except percentages)	Year Ended December 31,		% Change
	2022	2023	
Interest income	$ 139	$ 484	248 %
Foreign currency exchange gains (losses), net	(147)	(182)	(24)%
Gain on business divestitures, net	14	204	**
Loss from sale of investment	—	(74)	**
Unrealized gain (loss) on debt and equity securities, net	(7,045)	1,610	**
Impairment of equity method investment	(182)	—	**
Revaluation of MLU B.V. call option	191	—	**
Other, net	1	(198)	**
Other income (expense), net	$ (7,029)	$ 1,844	**
Percentage of revenue	(22)%	5 %	

**   Percentage not meaningful.

2023 Compared to 2022

Interest income increased by $345 million primarily attributable to a larger investment portfolio and higher yields compared to the same period in 2022.

Gain on business divestitures, net increased by $190 million primarily due to a $204 million gain on the sale of interest in Careem Technologies in the fourth quarter of 2023. For additional information, see Note 18 – Divestitures included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Unrealized gain (loss) on debt and equity securities, net increased by $8.7 billion primarily represents changes in the fair value of our equity investments. In 2022, unrealized loss on debt and equity securities, net, includes: a $3.0 billion net unrealized loss on our Aurora investments, a $2.1 billion net unrealized loss on our Grab investment, a $1.0 billion net unrealized loss on our Didi investment, a $747 million change of fair value on our Zomato investment, as well as a $142 million net unrealized loss on our other investments in securities accounted for under the fair value option.

In 2023, net unrealized gain on debt and equity securities, net, includes: a $985 million net unrealized gain on our Aurora investment, a $443 million net unrealized gain on our Didi investment, a $84 million net unrealized gain on our Joby investment, and a $80 million net unrealized gain on our Grab investment. For additional information, see Note 3 – Investments and Fair Value Measurement included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Impairment of equity method investment represents a $182 million impairment loss recorded on our MLU B.V. equity method investment. For additional information, see Note 4 - Equity Method Investments included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Revaluation of MLU B.V. call option represents a $191 million net gain for the change in fair value of the call option granted to Yandex ("MLU B.V. Call Option"). For additional information, see Note 4 - Equity Method Investments included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Provision for (Benefit from) Income Taxes

(In millions, except percentages)		Year Ended December 31,		
		2022	2023	% Change
Provision for (benefit from) income taxes	$	(181)	$ 213	**
Effective tax rate		1.9 %	9.2 %	

** Percentage not meaningful.

2023 Compared to 2022

Provision for income taxes increased by $394 million primarily due to the deferred U.S. tax impact related to our investments.

Income from Equity Method Investments

(In millions, except percentages)		Year Ended December 31,		
		2022	2023	% Change
Income from equity method investments	$	107	$ 48	(55)%
Percentage of revenue		— %	— %	

2023 Compared to 2022

The change in income from equity method investments was not material.

Segment Results of Operations

We operate our business as three operating and reportable segments: Mobility, Delivery, and Freight. For additional information about our segments, see Note 13 – Segment Information and Geographic Information in the notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Revenue

(In millions, except percentages)		Year Ended December 31,		
		2022	2023	% Change
Mobility	$	14,029	$ 19,832	41 %
Delivery		10,901	12,204	12 %
Freight		6,947	5,245	(24)%
Total revenue	$	31,877	$ 37,281	17 %

Segment Adjusted EBITDA

Segment Adjusted EBITDA is defined as revenue less the following expenses: cost of revenue, exclusive of depreciation and amortization, operations and support, sales and marketing, and general and administrative and research and development expenses associated with our segments. Segment adjusted EBITDA also excludes non-cash items, certain transactions that are not indicative of ongoing segment operating performance and/or items that management does not believe are reflective of our ongoing core operations. For additional information, see Note 13 – Segment Information and Geographic Information to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

(In millions, except percentages)		Year Ended December 31,		
		2022	2023	% Change
Mobility	$	3,299	$ 4,963	50 %
Delivery		551	1,506	173 %
Freight		—	(64)	**
Corporate G&A and Platform R&D [(1), (2)]		(2,137)	(2,353)	(10)%
Adjusted EBITDA [(3)]	$	1,713	$ 4,052	137 %

[(1)] Excluding stock-based compensation expense.

[(2)] Includes costs that are not directly attributable to our reportable segments. Corporate G&A also includes certain shared costs such as finance, accounting, tax, human resources, information technology and legal costs. Platform R&D also includes mapping and payment technologies and support and development of the internal technology infrastructure. Our allocation methodology is periodically evaluated and may change.

See the section titled "Reconciliations of Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measure.

** Percentage not meaningful.

Mobility Segment

For the year ended December 31, 2023 compared to the same period in 2022, Mobility revenue increased $5.8 billion, or 41% and Mobility adjusted EBITDA profit increased $1.7 billion, or 50%.

Mobility revenue increased primarily attributable to an increase in Mobility Gross Bookings of 31%, driven by an increase in Trip volumes. The increase in Mobility revenue was partially offset by business model changes in some countries that classified certain sales and marketing costs as contra revenue, which negatively impacted revenue by $368 million.

Mobility Adjusted EBITDA profit increased primarily attributable to an increase in Mobility Gross Bookings, partially offset by a $1.6 billion increase in Driver payments and incentives that are recorded in cost of revenue, exclusive of depreciation and amortization, and a $1.4 billion increase in insurance expense primarily due to an increase in miles driven.

Delivery Segment

For the year ended December 31, 2023 compared to the same period in 2022, Delivery revenue increased $1.3 billion, or 12% and Delivery adjusted EBITDA profit increased $955 million, or 173%.

Delivery revenue increased primarily attributable to an increase in Delivery Gross Bookings of 14%, driven by an increase in delivery orders and higher basket sizes. The increase in Delivery revenue was partially offset by business model changes in some countries that classified certain sales and marketing costs as contra revenue, which negatively impacted revenue by $796 million.

Delivery Adjusted EBITDA profit increased primarily attributable to an increase in Delivery revenue including advertising, partially offset by a $945 million increase in Courier payments and incentives that are recorded in cost of revenue, exclusive of depreciation and amortization, and a $116 million increase in employee headcount costs.

Freight Segment

For the year ended December 31, 2023 compared to the same period in 2022, Freight revenue decreased $1.7 billion, or 24% and Freight adjusted EBITDA declined $64 million to a Freight adjusted EBITDA loss of $64 million.

Freight revenue decreased primarily attributable to a decrease in Freight Gross Bookings due to lower revenue per load and volume, both a consequence of the challenging freight market cycle.

Freight Adjusted EBITDA declined primarily attributable to the $1.7 billion decrease in Freight revenue, partially offset by a $1.3 billion decrease in Freight Carrier payments recorded in cost of revenue, exclusive of depreciation and amortization.

Certain Key Metrics and Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure. For more information about how we use this and other non-GAAP financial measures in our business, the limitations of these measures, and reconciliations of these measures to the most directly comparable GAAP financial measures, see the section titled "Reconciliations of Non-GAAP Financial Measures."

Monthly Active Platform Consumers. MAPCs is the number of unique consumers who completed a Mobility ride or received a Delivery order on our platform at least once in a given month, averaged over each month in the quarter. While a unique consumer can use multiple product offerings on our platform in a given month, that unique consumer is counted as only one MAPC. We use MAPCs to assess the adoption of our platform and frequency of transactions, which are key factors in our penetration of the countries in which we operate.

Monthly Active Platform Consumers (in millions)



Trips. We define Trips as the number of completed consumer Mobility rides and Delivery orders in a given period. For example, an UberX Share ride with three paying consumers represents three unique Trips, whereas an UberX ride with three passengers represents one Trip. We believe that Trips are a useful metric to measure the scale and usage of our platform.

Trips (in millions)



Gross Bookings. We define Gross Bookings as the total dollar value, including any applicable taxes, tolls, and fees, of: Mobility rides; Delivery orders (in each case without any adjustment for consumer discounts and refunds); Driver and Merchant earnings; Driver incentives and Freight revenue. Gross Bookings do not include tips earned by Drivers. Gross Bookings are an indication of the scale of our current platform, which ultimately impacts revenue.

Gross Bookings (in millions)



(In millions)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Mobility	$ 10,723	$ 13,364	$ 13,684	$ 14,894	$ 14,981	$ 16,728	$ 17,903	$ 19,285
Delivery	13,903	13,876	13,684	14,315	15,026	15,595	16,094	17,011
Freight	1,823	1,838	1,751	1,540	1,401	1,278	1,284	1,279

Adjusted EBITDA. See the section titled "Reconciliations of Non-GAAP Financial Measures" for our definition and a reconciliation of net income (loss) attributable to Uber Technologies, Inc. to Adjusted EBITDA.

	Year Ended December 31,		
(In millions, except percentages)	2022	2023	% Change
Adjusted EBITDA	$ 1,713	$ 4,052	137 %

2023 Compared to 2022

Adjusted EBITDA improved $2.3 billion, to $4.1 billion, primarily attributable to a $1.7 billion increase in Mobility Adjusted EBITDA, a $955 million improvement in Delivery Adjusted EBITDA, partially offset by a $216 million increase in Corporate G&A and Platform R&D costs as well as a $64 million decrease in Freight Adjusted EBITDA.

Reconciliations of Non-GAAP Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), income (loss) from operations, and other results under GAAP, we use Adjusted EBITDA, revenue growth rates in constant currency and free cash flow, which are described below, to evaluate our business. We use these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results.

We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management's internal comparisons to our historical performance. We believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss), excluding (i) income (loss) from discontinued operations, net of income taxes, (ii) net income (loss) attributable to non-controlling interests, net of tax, (iii) provision for (benefit from) income taxes, (iv) income (loss) from equity method investments, (v) interest expense, (vi) other income (expense), net, (vii) depreciation and amortization, (viii) stock-based compensation expense, (ix) certain legal, tax, and regulatory reserve changes and settlements, (x) goodwill and asset impairments/loss on sale of assets, (xi) acquisition, financing and divestitures related expenses, (xii) restructuring and related charges and (xiii) other items not indicative of our ongoing operating performance.

We have included Adjusted EBITDA in this Annual Report on Form 10-K because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. In addition, it provides a useful measure for period-to-period comparisons of our business, as it removes the effect of certain non-cash expenses and certain variable charges.

Legal, tax, and regulatory reserve changes and settlements

Legal, tax, and regulatory reserve changes and settlements are primarily related to certain significant legal proceedings or governmental investigations related to worker classification definitions, or tax agencies challenging our non-income tax positions. These matters have limited precedent, cover extended historical periods and are unpredictable in both magnitude and timing, therefore are distinct from normal, recurring legal, tax and regulatory matters and related expenses incurred in our ongoing operating performance.

Limitations of Non-GAAP Financial Measures and Adjusted EBITDA Reconciliation

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

- Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

- Adjusted EBITDA excludes certain restructuring and related charges, part of which may be settled in cash;

- Adjusted EBITDA excludes other items not indicative of our ongoing operating performance;

- Adjusted EBITDA does not reflect period-to-period changes in taxes, income tax expense or the cash necessary to pay income taxes;

- Adjusted EBITDA does not reflect the components of other income (expense), net, which primarily includes: interest income; foreign currency exchange gains (losses), net; gain (loss) on business divestitures, net; unrealized gain (loss) on debt and equity securities, net; and impairment of debt and equity securities; and

- Adjusted EBITDA excludes certain legal, tax, and regulatory reserve changes and settlements that may reduce cash available to us.

The following table presents a reconciliation of net income (loss) attributable to Uber Technologies, Inc., the most directly comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,	
(In millions)	2022	2023
Adjusted EBITDA reconciliation:		
Net income (loss) attributable to Uber Technologies, Inc.	$ (9,141)	$ 1,887
Add (deduct):		
Net income attributable to non-controlling interests, net of tax	3	269
Provision for (benefit from) income taxes	(181)	213
Income from equity method investments	(107)	(48)
Interest expense	565	633
Other (income) expense, net	7,029	(1,844)
Depreciation and amortization	947	823
Stock-based compensation expense	1,793	1,935
Legal, tax, and regulatory reserve changes and settlements	732	9
Goodwill and asset impairments/loss on sale of assets, net	25	84
Acquisition, financing and divestitures related expenses	46	36
Accelerated lease costs related to cease-use of ROU assets	6	—
COVID-19 response initiatives	1	—
Loss on lease arrangement, net	7	4
Restructuring and related charges	2	51
Mass arbitration fees, net	(14)	—
Adjusted EBITDA	$ 1,713	$ 4,052

Constant Currency

We compare the percent change in our current period results from the corresponding prior period using constant currency disclosure. We present constant currency growth rate information to provide a framework for assessing how our underlying revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period's monthly exchange rates for our transacted currencies other than the U.S. dollar.

Free Cash Flow

We define free cash flow as net cash flows from operating activities less capital expenditures. The following table presents a reconciliation of free cash flow to the most directly comparable GAAP financial measure for each of the periods indicated:

	Year Ended December 31,	
(In millions)	2022	2023
Free cash flow reconciliation:		
Net cash provided by operating activities	$ 642	$ 3,585
Purchases of property and equipment	(252)	(223)
Free cash flow	$ 390	$ 3,362

Liquidity and Capital Resources

	Year Ended December 31,	
(In millions)	2022	2023
Net cash provided by operating activities	$ 642	$ 3,585
Net cash used in investing activities	(1,637)	(3,226)
Net cash provided by (used in) financing activities	15	(95)

Operating Activities

Net cash provided by operating activities was $3.6 billion for the year ended December 31, 2023, primarily consisting of $2.2 billion of net income including non-controlling interests, adjusted for certain non-cash items, which primarily included $1.9 billion of stock-based compensation expense, $1.6 billion of unrealized gains from equity securities, $823 million of depreciation and amortization expense, $204 million gain from business divestiture, as well as a $165 million decrease in cash consumed by working capital. The decrease in cash consumed by working capital was primarily driven by an increase in our insurance reserves, partially offset by an increase in prepaid expenses and other assets as well as accounts receivable. Net cash provided by operating activities reflects a cash outflow of approximately $789 million (£631 million) cash outflow related to payments of HMRC VAT for assessments for the period of March 2022 to June 2023. For additional information on this matter, refer to Note 14 – Commitments and Contingencies to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Net cash provided by operating activities was $642 million for the year ended December 31, 2022, primarily consisting of $9.1 billion of net loss including non-controlling interests, adjusted for certain non-cash items, which primarily included $7.0 billion of unrealized losses from equity securities, $1.8 billion of stock-based compensation expense, and $947 million of depreciation and amortization expense, as well as a $335 million decrease in cash consumed by working capital. The decrease in cash consumed by working capital and other operating activities was primarily driven by an increase in our insurance reserves and accrued expenses and other current liabilities, partially offset by higher accounts receivable. Net cash provided by operating activities reflects a cash outflow of approximately $733 million (£613 million) related to the resolution of outstanding HMRC VAT claims that were paid during the fourth quarter of 2022.

Investing Activities

Net cash used in investing activities was $3.2 billion for the year ended December 31, 2023, primarily consisting of $8.8 billion in purchases of marketable securities, $223 million in purchases of property and equipment, partially offset by proceeds from maturities and sales of marketable securities of $5.1 billion and proceeds from the sale of an equity method investment of $721 million.

Net cash used in investing activities was $1.6 billion for the year ended December 31, 2022, primarily consisting of $1.7 billion in purchases of marketable securities, $252 million in purchases of property and equipment, and $59 million in acquisition of business net of cash acquired, partially offset by proceeds from maturities and sales of marketable securities of $376 million.

Financing Activities

Net cash used in financing activities was $95 million for the year ended December 31, 2023, primarily consisting of $2.7 billion in principal repayment on term loan and notes, $171 million of principal payments on finance leases and $141 million to fund the cost of entering into the capped call transactions related to our 2028 Convertible Notes, partially offset by $2.8 billion of proceeds from issuance of term loan and notes, net of issuance costs. For additional information, see Note 8 – Long-Term Debt and Revolving Credit Arrangements to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Net cash provided by financing activities was $15 million for the year ended December 31, 2022, primarily consisting of proceeds from sale of subsidiary stock units of $255 million, and proceeds from the issuance of common stock under the Employee Stock Purchase Plan of $92 million, partially offset by $184 million of principal payments on finance leases, and $80 million of principal repayment on the non-interest bearing unsecured convertible notes related to the acquisition of Careem ("Careem Notes").

Other Information

As of December 31, 2023, $2.8 billion of our $4.7 billion in cash and cash equivalents was held by our foreign subsidiaries. Cash held outside the United States may be repatriated, subject to certain limitations, and would be available to be used to fund our domestic operations. Repatriation of funds may result in immaterial tax liabilities. We believe that our existing cash, cash equivalents and short-term investments in the United States are sufficient to fund our working capital needs in the United States. We are in compliance with our debt and line of credit covenants as of December 31, 2023, including by meeting our reporting obligations. We also believe that our sources of funding and our available line of credit will be sufficient to satisfy our currently anticipated cash requirements including capital expenditures, working capital requirements, collateral requirements, potential acquisitions, potential prepayments of contested indirect tax assessments ("pay-to-play"), and other liquidity requirements through at least the next 12 months. We intend to continue to evaluate and may, in certain circumstances, take preemptive action to preserve liquidity.

Non-Income Tax Matters

United Kingdom

On October 31, 2022, we settled our UK VAT dispute with the HMRC, the UK tax regulator, for all periods prior to March 14, 2022. As a result of the settlement agreement, these prior periods are closed to assessment and Uber made a payment of approximately $733 million (£613 million) in the fourth quarter of 2022 for this resolution.

As of March 14, 2022, we modified our operating model in the UK, such that as of that date Uber UK is a merchant of transportation and is required to remit VAT. Uber UK is remitting VAT under the Value Added (Tour Operators) Order 1987 ("VAT Order 1987"), which allows for VAT remittance on a calculated margin, rather than on Gross Bookings.

Throughout 2023, we received multiple assessments from the HMRC disputing our application of VAT Order 1987 application for the period of March 2022 to June 2023, totaling approximately $789 million (£631 million) for unpaid VAT. Uber paid, and is required to pay, these assessments in order to proceed with the appeal process. The payments do not represent our acceptance of the assessments.

The payments made in 2023 are recorded as a receivable in other assets on our consolidated balance sheet because we believe that we will be successful in our appeal, upon which, the full amount of our payments will be returned to us with interest upon completion of the appeals process. We expect to receive additional assessments related to this matter and will be required to pay the assessments in order to continue with the appeals process. Any payments are expected to decrease operating cash flow and have no impact on our results of operations. We plan to vigorously defend our application of the VAT Order 1987 and are waiting to obtain hearing dates from the Tax Tribunal. For additional information, see Note 14 – Commitments and Contingencies in the section titled "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K.

Commitments

Leases

Our operating lease portfolio primarily consists of corporate offices. For additional information, see Note 6 - Leases in the notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Long-Term Debt

We have long-term debt with varying maturities dates through 2030. For additional information, see Note 8 – Long-Term Debt and Revolving Credit Arrangements in the notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Purchase Commitments

We have non-cancelable commitments which primarily relate to network and cloud services and other items in the ordinary course of business. These amounts are determined based on the non-cancelable quantities to which we are contractually obligated.

In November 2022, we entered into commercial technology agreements with vendors for cloud computing services ("2022 Cloud Computing Service Agreements"). We are committed to spend an aggregate of at least $2.7 billion through November 2029, of which $291 million is short-term. We may pay more than the minimum purchase commitment to our cloud-computing web services providers based on usage. For the years ended December 31, 2022 and 2023, the amounts utilized for these agreements were immaterial.

As of December 31, 2023, we had $3.0 billion in non-cancelable commitments, this includes the $2.7 billion in 2022 Cloud Computing Service Agreements discussed above. The non-cancellable commitments have varying expiration terms through November 2029.

Share Repurchase Authorization

In February 2024, our board of directors authorized the repurchase of up to $7.0 billion in shares of our outstanding common stock. The timing, manner, price and amount of any repurchases are determined by the discretion of management, depending on market conditions and other factors. Repurchases may be made through open market purchases and accelerated share repurchases. The exact number of shares to be repurchased by us, if any, is not guaranteed. Depending on market conditions and other factors, these repurchases may be commenced or suspended at any time or periodically without prior notice.

Critical Accounting Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity and are critical to understanding and evaluating our consolidated financial condition and results of our operations. An accounting policy is considered to be critical if it requires judgment on a significant accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the reported amounts of assets, liabilities, revenue and expenses, and related disclosures in our audited consolidated financial statements. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements. For additional information, see the disclosure included in Note 1 – Description of Business and Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Revenue Recognition

We derive our revenue from service fees paid by Drivers and Merchants for the use of our platform in connection with our Mobility products and Delivery offering provided by Drivers and Merchants to end-users. Our sole performance obligation in the transaction is to connect Drivers and Merchants with end-users to facilitate the completion of a successful ridesharing trip or delivery. In certain markets, we also generate revenue from end-users and charge a direct fee for use of the platform or in exchange for Mobility or Delivery services.

Judgment is required in evaluating the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or we arrange for other parties to provide the service to the end-user and are the agent in the transaction (net). The assessment of whether we are considered the principal or the agent in a transaction could impact the accounting for certain payments and incentives provided to Drivers and end-users and change the timing and amount of revenue recognized.

Driver Incentives

We offer various incentive programs to Drivers. Judgment is required to determine the appropriate classification of these incentives. Incentives provided to customers are recorded as a reduction of revenue if we do not receive a distinct service in exchange or cannot reasonably estimate the fair value of the service received. Incentives offered in exchange for specific services, such as referral services are recorded as sales and marketing expenses.

End-User Discounts and Promotions

We offer discounts and promotions to end-users (that are not customers) to encourage use of our platform. Judgment is required to determine the appropriate classification of these incentives. End-user discounts and promotions are recorded to sales and marketing expenses with the exception of market-wide promotions which are recorded as a reduction of revenue.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired advertiser, fleet, merchant, and end-user contracts, acquired technology, and trade names, based on expected future growth rates and margins, attrition rates, future changes in technology and royalty for similar brand licenses, useful lives, and discount rates.

Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Investments—Non-Marketable Equity and Debt Securities

We hold investments in privately held companies in the form of equity securities and debt securities without readily determinable fair values and in which we do not have a controlling interest or significant influence. Investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer. Investments in material available-for-sale debt securities are recorded initially at fair value and subsequently remeasured to fair value at each reporting date with the changes in fair value recognized in other comprehensive income (loss), net of tax. We may elect the fair value option for financial instruments and account for investments in debt and equity securities at fair value with changes reported in net income (loss) from continuing operations.

Investments in privately held equity and debt securities are valued using significant unobservable inputs or data in inactive markets. This valuation requires judgment due to the absence of market prices and inherent lack of liquidity and are classified as Level 3 in the fair value hierarchy. In determining the estimated fair value of our investments in privately held companies, we utilize the most recent data available including observed transactions such as equity financing transactions of the investees and sales of the existing shares of the investees' securities. In addition, the determination of whether an observed transaction is similar to the equity and debt securities held by us requires significant management judgment based on the rights and preferences of the securities.

We assess our investment portfolio of privately held equity and debt securities quarterly for impairment. The impairment analysis for investments in equity securities includes a qualitative analysis of factors including the investee's financial performance, industry and market conditions, and other relevant factors. If an equity investment is considered to be impaired we will establish a new carrying value for the investment and recognize an impairment loss through our consolidated statement of operations. Investments in debt securities are evaluated for impairment quarterly based on whether its fair value has declined below its amortized cost. In circumstances where we intend to sell, or are more likely than not required to sell the security before it recovers its amortized cost basis, the difference between the fair value and amortized cost is recognized as a loss in the consolidated financial statement of operations, with a corresponding write-down of the security's amortized cost. In circumstances where neither condition exists, we then evaluate whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligor's, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security's effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheet with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

Equity Method Investments

We account for investments in the common stock or in-substance common stock of entities that provide us with the ability to exercise significant influence, but not a controlling financial interest, using the equity method. Investments accounted for under the equity method are initially recorded at cost. Subsequently, we recognize through the consolidated statements of operations, and as an adjustment to the investment balance, our proportionate share of the investee entities' net income or loss, and the amortization of basis differences. In accounting for these investments, we record our share of the entities' net income or loss one quarter in arrears. Equity method investments for which the fair value option is elected are measured at fair value on a recurring basis with changes in fair value reflected in earnings.

We review our equity method investments for impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Qualitative and quantitative factors considered as indicators of a potential impairment include financial results and operating trends of the investees, implied values in transactions of the investee's securities, severity and length of decline in value, and our intention for holding the investment, among other factors. If an impairment is determined to be other-than-temporary, the fair value of the impaired investment would have to be determined and an impairment charge recorded for the difference between the fair value and the carrying value of the investment. The fair value determination, particularly for investments in privately held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of the impairment charges.

Goodwill Impairment Assessment

We review goodwill for impairment annually (in the fourth quarter) and whenever events or changes in circumstances indicate that goodwill might be impaired. We make certain judgments and assumptions to determine our reporting units and in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. Determination of reporting units is based on a judgmental evaluation of the level at which our segment managers review financial results, evaluate performance, and allocate resources.

Judgment in the assessment of qualitative factors of impairment include, among other factors: financial performance; legal, regulatory, contractual, political, business, and other factors; entity specific factors; industry and market considerations, macroeconomic conditions, and other relevant events and factors affecting the reporting unit. To the extent we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying value, a quantitative test is then performed.

Performing a quantitative goodwill impairment test includes the determination of the fair value of a reporting unit and involves significant estimates and assumptions. These estimates and assumptions include, among others, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and the determination of appropriate market comparables.

Loss Contingencies

We are involved in legal proceedings, claims, and regulatory, indirect tax examinations, or government inquiries and investigations that may arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, we disclose the possible loss in the accompanying notes to the consolidated financial statements.

We review the developments in our contingencies that could affect the amount of the provisions that have been previously recorded, and the matters and related reasonably possible losses disclosed. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based on new information and future events.

The outcomes of litigation, regulatory, indirect tax examinations and investigations are inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's expectations, our results of operations, financial condition, or cash flows, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions. We account for income taxes using the asset and liability method. The establishment of deferred tax assets from intra-entity transfers of intangible assets requires management to make significant estimates and assumptions to determine the fair value of such intangible assets. Significant estimates in valuing intangible assets may include, but are not necessarily limited to, internal revenue and expense forecasts, the estimated life of the intangible assets, comparable transaction values, and/or discount rates. The discount rates used to discount expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although we believe the assumptions and estimates we have made are reasonable and appropriate, they are based, in part, on historical experience, internal and external comparable data and are inherently uncertain. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results.

We account for uncertainty in tax positions by recognizing a tax benefit from uncertain tax positions when it is more-likely-than-not that the position will be sustained upon examination. Evaluating our uncertain tax positions and determining our provision for income taxes are inherently uncertain and require making judgments, assumptions, and estimates. While we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may impact the provision for income taxes and the effective tax rate in the period in which such determination is made.

The provision for income taxes includes the impact of reserve provisions and changes to reserves as well as the related net interest and penalties. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities which may assert assessments against us. We regularly assess the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of our provision for income taxes.

Based on available evidence, management believes it is not more-likely-than-not that the net U.S., Netherlands, and other non-material jurisdictions' deferred tax assets will be fully realizable. In these jurisdictions, we have recorded a valuation allowance against net deferred tax assets. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, excess tax benefits related to stock-based compensation, the expected timing of the reversals of existing taxable temporary differences and tax planning strategies by jurisdiction. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute our business plans and/or tax planning strategies.

Based on our assessment of current income and anticipated future earnings, there is a reasonable possibility that we will have sufficient evidence to release a significant portion of the valuation allowance in the U.S. within the next 12 months. However, our judgment regarding future earnings and the exact timing and amount of any valuation allowance release are subject to change due to many factors, including future market conditions, the ability to successfully execute our business plans, and the amount of stock-based compensation tax deductions available in the future.

Release of the valuation allowance would result in the recognition of net deferred tax assets on our consolidated balance sheet and would decrease income tax expense in the period the release is recorded.

Insurance Reserves

We use a combination of third-party insurance and self-insurance mechanisms, including a wholly-owned captive insurance subsidiary, to provide for the potential liabilities for certain risks, including auto liability, uninsured and underinsured motorist, auto physical damage, general liability, and workers' compensation. Insurance reserves is an estimate of our potential liability for unpaid losses and loss adjustment expenses, which represents the estimate of the ultimate unpaid obligation for risks retained by us and includes an amount for case reserves related to reported claims and an amount for losses incurred but not reported as of the balance sheet date. The estimate of the ultimate unpaid obligation utilizes generally accepted actuarial methods applied to historical claim and loss experience. In addition, we use assumptions based on actuarial judgment related to claim and loss development patterns and expected loss costs, which consider frequency trends, severity trends, and relevant industry data. These reserves are continually reviewed and adjusted as experience develops and new information becomes known. Adjustments, if any, relating to accidents that occurred in prior years are reflected in the current year results of operations.

All estimates of ultimate losses and allocated loss adjustment expenses, and of resulting reserves, are subject to inherent variability caused by the nature of the insurance claim settlement process. Such variability is increased for us due to limited historical experience and the nature of the coverage provided. Actual results depend upon the outcome of future contingent events and can be affected by many factors, such as claim settlement processes and changes in the economic, legal, and social environments. As a result, the net amounts that will ultimately be paid to settle the liability, and when these amounts will be paid, may vary in the near term from the estimated amounts.

While management believes that the insurance reserve amount is adequate, the ultimate liability may be in excess of, or less than, the amount provided.

Recent Accounting Pronouncements

See Note 1 – Description of Business and Summary of Significant Accounting Policies, to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk, investment risk, and foreign currency risk as follows:

Interest Rate Risk

Our exposures to market risk for changes in interest rates relate primarily to our 2030 Refinanced Term Loans. The 2030 Refinanced Term Loans represent floating rate notes and are carried at amortized cost. Therefore, fluctuations in interest rates will impact our consolidated financial statements. The interest rate for the 2030 Refinanced Term Loans is SOFR plus 2.75% per annum, subject to a floor of 0.00%. There is no cap on the interest rate associated with the 2030 Refinanced Term Loans. A rising interest rate environment will increase the amount of interest paid on the 2030 Refinanced Term Loans. A hypothetical 100 basis point increase or decrease in interest rates would not have a material effect on our financial results.

The fair value of our fixed rate notes will generally fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. A hypothetical 100 basis point increase in interest rates would have decreased the fair value of our notes by $231 million as of December 31, 2023.

Investment Risk

Our investment policy limits the amount of credit exposure with any one financial institution or commercial issuer. Cash deposits typically exceed insured limits and are placed with financial institutions around the world that we believe are of high credit quality. These deposits are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. There can be no assurance that our deposits in excess of the FDIC limits will be backstopped by the U.S., or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

Our investment policy objective aims to preserve capital and meet liquidity requirements without significantly increasing risk. We had cash and cash equivalents including restricted cash and cash equivalents totaling $6.7 billion and $7.0 billion as of December 31, 2022 and December 31, 2023, respectively. Marketable debt securities classified as restricted investments and short-term investments totaled $5.5 billion as of December 31, 2023. As of December 31, 2023, our cash, cash equivalents, and marketable debt securities primarily consist of money market funds, cash deposits, U.S. government securities, U.S. government agency securities, and investment-grade corporate debt securities. We do not enter into investments for trading or speculative purposes. Investments in fixed rate securities carry a degree of interest rate risk. Changes in rates would primarily impact interest income due to the relatively short-term nature of our investments. A hypothetical 100 basis point change in interest rates would not have a material effect on our financial results.

We are exposed to certain risks related to the carrying amounts of investments in other companies, including our minority-owned, privately-held entities and public companies, compared to their fair value. We hold privately held investments in illiquid private company stock which are inherently difficult to value given the lack of publicly available information. We also hold equity securities with readily determinable fair values which are subject to equity price risk. These investments in privately-held entities and public companies may increase the volatility in our net income/(loss) in future periods due to changes in the fair value of these investments. In certain cases, our ability to sell these investments may be impacted by contractual obligations to hold the securities for a set period of time after a public offering. As of December 31, 2023, the carrying value of these investments was $6.5 billion, including equity method investments.

Foreign Currency Risk

We transact business globally in multiple currencies. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. We are exposed to foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. Accordingly, changes in exchange rates may negatively affect our future revenue and other operating results as expressed in U.S. dollars. Our foreign currency risk is partially mitigated as our revenue recognized in currencies other than the U.S. dollar is diversified across geographic regions and we incur expenses in the same currencies in such regions.

We have experienced and will continue to experience fluctuations in our net income/(loss) as a result of transaction gains or (losses) related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Uber Technologies, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Uber Technologies, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income (loss), of redeemable non-controlling interests and equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments and contracts in an entity's own equity in 2021.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Presentation of Mobility and Delivery Revenue Agreements, Including Incentives, Discounts and Promotions to Drivers, Merchants and End-Users

As described in Notes 1 and 2 to the consolidated financial statements, the Company derives its revenues from Drivers' and Merchants' use of the Company's platform, on-demand lead generation, and related services in connection with Mobility and Delivery services, as well as from direct fees charged to end-users for use of the platform or in exchange for Mobility or Delivery services. Management applies judgment in determining whether the Company is the principal or agent in transactions with Drivers, Merchants and end-users. This determination impacts the presentation of revenue on a gross or net basis as well as the presentation of incentives provided to Drivers and Merchants and discounts and promotions offered to end-users, to the extent they are not customers. For the year ended December 31, 2023, the Company's Mobility and Delivery revenue, net of incentives, was $32.0 billion and discounts, loyalty programs, promotions, refunds, and credits provided to end-users who are not customers totaled $1.7 billion, of which a significant portion relates to discounts and promotions.

The principal considerations for our determination that performing procedures relating to the presentation of Mobility and Delivery revenue agreements, including incentives, discounts and promotions to Drivers, Merchants, and end-users is a critical audit matter are the significant judgment by management in assessing the presentation of revenue on a gross or net basis, as well as the presentation of incentives, discounts and promotions offered to Drivers, Merchants, and end-users, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to whether transaction attributes were appropriately analyzed and presented by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's revenue recognition process, including controls over the presentation of Mobility and Delivery revenue, incentives, discounts and promotions. These procedures also included, among others, testing, on a sample basis, trip transaction attributes and assessing management's classification of new or changed agreements by examining documentation related to the agreement terms, driver statements, rider receipts, and discount, promotion and incentive terms, and assessing the impact of those terms and attributes on the presentation of revenue and income statement classification.

Valuation of Insurance Reserves

As described in Note 1 to the consolidated financial statements, insurance reserves is the liability for unpaid losses and loss adjustment expenses, which represents the estimate of the ultimate unpaid obligation for certain risks retained by the Company, including auto liability, uninsured and underinsured motorist, auto physical damage, general liability, and workers' compensation, and includes an amount for case reserves related to reported claims and an amount for losses incurred but not reported as of the balance sheet date. The estimate of the ultimate unpaid obligation utilizes generally accepted actuarial methods applied to historical claim and loss experience. In addition, management uses assumptions based on actuarial judgment related to claim and loss development patterns and expected loss costs, which consider frequency trends, severity trends, and relevant industry data. These reserves are continually reviewed by management and adjusted as experience develops and new information becomes known. The Company's short-term and long-term insurance reserves as of December 31, 2023 totaled $6.7 billion.

The principal considerations for our determination that performing procedures relating to the valuation of insurance reserves is a critical audit matter are the significant judgment by management when developing the estimate of the insurance reserves, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the actuarial methods and management's significant assumptions related to loss development patterns and expected loss costs. The audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's valuation of insurance reserves, including controls over the development of the significant assumptions related to loss development patterns and expected loss costs. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (i) developing, for selected reserve components, an independent actuarial estimate of the insurance reserves, and comparison of this independent estimate to management's actuarially determined reserves, and (ii) testing, for other selected reserve components, management's process for estimating the insurance reserves. Developing the independent estimate involved independently developing the loss development patterns and expected loss costs and testing the completeness and accuracy of data provided by management. Testing management's process for estimating the insurance reserves involved evaluating the appropriateness of management's actuarial methods, evaluating the reasonableness of the significant assumptions used by management related to loss development patterns and expected loss costs used in those methods, and testing the completeness and accuracy of data used by management.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
February 15, 2024

We have served as the Company's auditor since 2014.

UBER TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share amounts which are reflected in thousands, and per share amounts)

	As of December 31, 2022	As of December 31, 2023
Assets		
Cash and cash equivalents	$ 4,208	$ 4,680
Short-term investments	103	727
Restricted cash and cash equivalents	680	805
Accounts receivable, net of allowance of $80 and $91, respectively	2,779	3,404
Prepaid expenses and other current assets	1,479	1,681
Total current assets	9,249	11,297
Restricted cash and cash equivalents	1,789	1,519
Restricted investments	1,614	4,779
Investments	4,401	6,101
Equity method investments	870	353
Property and equipment, net	2,082	2,073
Operating lease right-of-use assets	1,449	1,241
Intangible assets, net	1,874	1,425
Goodwill	8,263	8,151
Other assets	518	1,760
Total assets	$ 32,109	$ 38,699
Liabilities, redeemable non-controlling interests and equity		
Accounts payable	$ 728	$ 790
Short-term insurance reserves	1,692	2,016
Operating lease liabilities, current	201	190
Accrued and other current liabilities	6,232	6,458
Total current liabilities	8,853	9,454
Long-term insurance reserves	3,028	4,722
Long-term debt, net of current portion	9,265	9,459
Operating lease liabilities, non-current	1,673	1,550
Other long-term liabilities	786	832
Total liabilities	23,605	26,017
Commitments and contingencies (Note 14)		
Redeemable non-controlling interests	430	654
Equity		
Common stock, $0.00001 par value, 5,000,000 shares authorized for both periods, 2,005,486 and 2,071,144 shares issued and outstanding, respectively	—	—
Additional paid-in capital	40,550	42,264
Accumulated other comprehensive loss	(443)	(421)
Accumulated deficit	(32,767)	(30,594)
Total Uber Technologies, Inc. stockholders' equity	7,340	11,249
Non-redeemable non-controlling interests	734	779
Total equity	8,074	12,028
Total liabilities, redeemable non-controlling interests and equity	$ 32,109	$ 38,699

The accompanying notes are an integral part of these consolidated financial statements.

UBER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except share amounts which are reflected in thousands, and per share amounts)

	Year Ended December 31,		
	2021	2022	2023
Revenue	$ 17,455	$ 31,877	$ 37,281
Costs and expenses			
Cost of revenue, exclusive of depreciation and amortization shown separately below	9,351	19,659	22,457
Operations and support	1,877	2,413	2,689
Sales and marketing	4,789	4,756	4,356
Research and development	2,054	2,798	3,164
General and administrative	2,316	3,136	2,682
Depreciation and amortization	902	947	823
Total costs and expenses	21,289	33,709	36,171
Income (loss) from operations	(3,834)	(1,832)	1,110
Interest expense	(483)	(565)	(633)
Other income (expense), net	3,292	(7,029)	1,844
Income (loss) before income taxes and income from equity method investments	(1,025)	(9,426)	2,321
Provision for (benefit from) income taxes	(492)	(181)	213
Income (loss) from equity method investments	(37)	107	48
Net income (loss) including non-controlling interests	(570)	(9,138)	2,156
Less: net income (loss) attributable to non-controlling interests, net of tax	(74)	3	269
Net income (loss) attributable to Uber Technologies, Inc.	$ (496)	$ (9,141)	$ 1,887
Net income (loss) per share attributable to Uber Technologies, Inc. common stockholders:			
Basic	$ (0.26)	$ (4.64)	$ 0.93
Diluted	$ (0.29)	$ (4.65)	$ 0.87
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:			
Basic	1,892,546	1,972,131	2,035,651
Diluted	1,895,519	1,974,928	2,091,782

The accompanying notes are an integral part of these consolidated financial statements.

UBER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Year Ended December 31,		
	2021	**2022**	**2023**
Net income (loss) including non-controlling interests	$ (570)	$ (9,138)	$ 2,156
Other comprehensive income, net of tax:			
Change in foreign currency translation adjustment	57	81	17
Change in unrealized gain (loss) on investments in available-for-sale debt securities	(46)	—	5
Other comprehensive income, net of tax	11	81	22
Comprehensive income (loss) including non-controlling interests	(559)	(9,057)	2,178
Less: comprehensive income (loss) attributable to non-controlling interests	(74)	3	269
Comprehensive income (loss) attributable to Uber Technologies, Inc.	$ (485)	$ (9,060)	$ 1,909

The accompanying notes are an integral part of these consolidated financial statements.

UBER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE NON-CONTROLLING INTERESTS AND EQU
(In millions, except share amounts which are reflected in thousands)

	Redeemable Non-Controlling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulate Deficit
		Shares	Amount			
Balance as of December 31, 2020	$ 787	1,849,794	$ —	$ 35,931	$ (535)	$ (23,13
Exercise of stock options	—	9,440	—	101	—	—
Stock-based compensation	—	—	—	1,204	—	—
Reclassification of the equity component of 2025 Convertible Notes to liability upon adoption of ASU 2020-06	—	—	—	(243)	—	—
Reclassification of share-based award liability to additional paid-in capital	—	—	—	4	—	—
Issuance of common stock under the Employee Stock Purchase Plan	—	2,770	—	107	—	—
Issuance of common stock as consideration for acquisitions	—	19,377	—	929	—	—
Issuance of common stock for settlement of Careem Convertible Notes	—	4,225	—	232	—	—
Issuance of common stock for settlement of contingent consideration liability	—	2,252	—	102	—	—
Issuance of restricted stock awards, subject to repurchase, in connection with acquisition of non-controlling interest	—	4,641	—	—	—	—
Re-measurement of non-controlling interest	1,052	—	—	(1,058)	—	—
Acquisition of non-controlling interests	(1,194)	20,641	—	1,327	—	—
Recognition of non-controlling interest upon sale of Freight Holding preferred stock	—	—	—	—	—	—
Derecognition of non-controlling interests upon divestiture	(356)	—	—	—	—	—
Issuance of common stock for settlement of RSUs	—	36,703	—	—	—	—
Shares withheld related to net share settlement	—	(527)	—	(28)	—	—
Unrealized loss on investments in available-for-sale debt securities, net of tax	—	—	—	—	(46)	—
Foreign currency translation adjustment	—	—	—	—	57	—
Net income (loss)	(85)	—	—	—	—	(49
Balance as of December 31, 2021	$ 204	1,949,316	$ —	$ 38,608	$ (524)	$ (23,62

The accompanying notes are an integral part of these consolidated financial statements.

UBER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE NON-CONTROLLING INTERESTS AND EQU
(In millions, except share amounts which are reflected in thousands)

	Redeemable Non-Controlling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulate Deficit
		Shares	Amount			
Balance as of December 31, 2021	$ 204	1,949,316	$ —	$ 38,608	$ (524)	$ (23,62
Exercise of stock options	—	4,151	—	19	—	—
Stock-based compensation	—	—	—	1,843	—	—
Issuance of common stock for settlement of RSUs	—	47,828	—	—	—	—
Issuance of common stock under the Employee Stock Purchase Plan	—	4,599	—	92	—	—
Shares withheld related to net share settlement	—	(540)	—	(17)	—	—
Issuance of common stock for settlement of contingent consideration liability	—	132	—	5	—	—
Foreign currency translation adjustment	(3)	—	—	—	81	—
Recognition of non-controlling interest upon capital investment	18	—	—	—	—	—
Recognition of non-controlling interest upon issuance of subsidiary stock	—	—	—	—	—	—
Issuance of Freight subsidiary preferred stock	250	—	—	—	—	—
Net income (loss)	(39)	—	—	—	—	(9,14
Balance as of December 31, 2022	$ 430	2,005,486	$ —	$ 40,550	$ (443)	$ (32,76

The accompanying notes are an integral part of these consolidated financial statements.

UBER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE NON-CONTROLLING INTERESTS AND EQU

(In millions, except share amounts which are reflected in thousands)

	Redeemable Non-Controlling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulate Deficit
		Shares	Amount			
Balance as of December 31, 2022	$ 430	2,005,486	$ —	$ 40,550	$ (443)	$ (32,76
Exercise of stock options	—	7,747	—	46	—	—
Stock-based compensation	—	—	—	1,983	—	—
Issuance of common stock for settlement of RSUs	—	53,027	—	—	—	—
Issuance of common stock under the Employee Stock Purchase Plan	—	5,578	—	130	—	—
Shares withheld related to net share settlement	—	(435)	—	(18)	—	—
Repurchase of restricted common stock awards	—	(259)	—	—	—	—
Re-measurement of non-controlling interest	286	—	—	(286)	—	—
Purchase of capped calls	—	—	—	(141)	—	—
Unrealized gain on investments in available-for-sale debt securities, net of tax	—	—	—	—	5	—
Foreign currency translation adjustment	—	—	—	—	17	—
Net income (loss)	(62)	—	—	—	—	2,17
Balance as of December 31, 2023	$ 654	2,071,144	$ —	$ 42,264	$ (421)	$ (30,59

The accompanying notes are an integral part of these consolidated financial statements.

UBER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2021	2022	2023
Cash flows from operating activities			
Net income (loss) including non-controlling interests	$ (570)	$ (9,138)	$ 2,156
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	902	947	823
Bad debt expense	109	114	92
Stock-based compensation	1,168	1,793	1,935
Loss from sale of investments	(413)	—	74
Gain on business divestitures	(1,684)	(14)	(204)
Deferred income taxes	(692)	(441)	26
Impairments of goodwill, long-lived assets and other assets	116	28	86
Impairment of equity method investment	—	182	—
Loss (income) from equity method investments, net	37	(107)	(48)
Unrealized (gain) loss on debt and equity securities, net	(1,142)	7,045	(1,610)
Revaluation of MLU B.V. call option	—	(191)	—
Unrealized foreign currency transactions	38	96	138
Other	4	(7)	(48)
Change in assets and liabilities, net of impact of business acquisitions and disposals:			
Accounts receivable	(597)	(542)	(758)
Prepaid expenses and other assets	(236)	(196)	(1,462)
Collateral held by insurer	860	—	—
Operating lease right-of-use assets	165	193	191
Accounts payable	90	(133)	64
Accrued insurance reserves	516	736	2,015
Accrued expenses and other liabilities	1,068	492	295
Operating lease liabilities	(184)	(215)	(180)
Net cash provided by (used in) operating activities	(445)	642	3,585
Cash flows from investing activities			
Purchases of property and equipment	(298)	(252)	(223)
Purchases of non-marketable equity securities	(982)	(14)	(52)
Purchases of marketable securities	(1,113)	(1,708)	(8,774)
Proceeds from sale of non-marketable equity securities	500	—	—
Proceeds from maturities and sales of marketable securities	2,291	376	5,069
Proceeds from sale of equity method investments	1,000	—	721
Proceeds from business divestiture	—	26	—
Acquisition of businesses, net of cash acquired	(2,314)	(59)	—
Purchase of notes receivables	(297)	—	—
Other investing activities	12	(6)	33
Net cash used in investing activities	(1,201)	(1,637)	(3,226)
Cash flows from financing activities			
Proceeds from issuance and sale of subsidiary stock units	675	255	—
Proceeds from the issuance of common stock under the Employee Stock Purchase Plan	107	92	130
Issuance of term loan and notes, net of issuance costs	1,766	—	2,824
Purchase of Capped Calls	—	—	(141)

UBER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2021	**2022**	**2023**
Principal repayment on term loan and notes	(309)	—	(2,675)
Principal repayment on Careem Notes	(307)	(80)	(25)
Principal payments on finance leases	(226)	(184)	(171)
Other financing activities	74	(68)	(37)
Net cash provided by (used in) financing activities	1,780	15	(95)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(69)	(148)	63
Net increase (decrease) in cash and cash equivalents, and restricted cash and cash equivalents	65	(1,128)	327
Cash and cash equivalents, and restricted cash and cash equivalents			
Beginning of period	7,391	7,805	6,677
Reclassification from (to) assets held for sale during the period	349	—	—
End of period, excluding cash classified within assets held for sale	$ 7,805	$ 6,677	$ 7,004
Supplemental disclosures of cash flow information			
Cash paid for:			
Interest, net of amount capitalized	$ 449	$ 513	$ 629
Income taxes, net of refunds	87	175	234
Non-cash investing and financing activities:			
Finance lease obligations	184	349	216
Right-of-use assets obtained in exchange for lease obligations	273	329	84
Common stock issued in connection with acquisitions	1,868	—	—
Ownership interest received in exchange for divestitures	1,018	—	300
Conversion of convertible notes to common stock related to Careem	232	—	—

The accompanying notes are an integral part of these consolidated financial statements.

UBER TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Summary of Significant Accounting Policies

Description of Business

Uber Technologies, Inc. ("Uber," "we," "our," or "us") was incorporated in Delaware in July 2010, and is headquartered in San Francisco, California. Uber is a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B. Uber develops and operates proprietary technology applications supporting a variety of offerings on its platform ("platform(s)" or "Platform(s)"). Uber connects consumers ("Rider(s)") with independent providers of ride services ("Mobility Driver(s)") for ridesharing services, and connects Riders and other consumers ("Eaters") with restaurants, grocers and other stores (collectively, "Merchants") with delivery service providers ("Couriers") for meal preparation, grocery and other delivery services. Riders and Eaters are collectively referred to as "end-user(s)" or "consumer(s)." Mobility Drivers and Couriers are collectively referred to as "Driver(s)." Uber also connects consumers with public transportation networks. Uber uses this same network, technology, operational excellence and product expertise to connect shippers with carriers in the freight industry. Uber is also developing technologies designed to provide new solutions to solve everyday problems.

Our technology is used around the world, principally in the United States ("U.S.") and Canada, Latin America, Europe (excluding Russia), the Middle East, Africa, and Asia (excluding China and Southeast Asia).

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). We consolidate our wholly-owned subsidiaries and majority-owned subsidiaries over which we exercise control, and variable interest entities ("VIEs") where we are deemed to be the primary beneficiary. Refer to Note 15 – Variable Interest Entities for further information. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which affect the reported amounts in the financial statements and accompanying notes. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis, management evaluates estimates, including, but not limited to: fair values of investments and other financial instruments (including the measurement of credit or impairment losses); useful lives of amortizable long-lived assets; fair value of acquired intangible assets and related impairment assessments; impairment of goodwill; stock-based compensation; income taxes and non-income tax reserves; certain deferred tax assets and tax liabilities; insurance reserves; and other contingent liabilities. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Concentration of Credit Risk

Cash and cash equivalents, short-term investments, restricted cash and cash equivalents, restricted investments, other receivables, and accounts receivable are potentially subject to credit risk concentration. Cash, cash equivalents, and available-for-sale securities primarily consist of money market funds, cash deposits, U.S. government and agency securities, and investment-grade corporate debt securities. Our investment policy limits the amount of credit exposure with any one financial institution or commercial issuer. Cash deposits typically exceed insured limits and are placed with financial institutions around the world that we believe are of high credit quality. We have not experienced any material losses related to these concentrations during the periods presented. Our other receivables include funds withheld by well-established insurance companies with high credit quality that may be used to cover future settlement of reserved insurance claims. We rely on a limited number of third parties to provide payment processing services ("payment service providers") to collect amounts due from end-users. Payment service providers are financial institutions or credit card companies that we believe are of high credit quality. No customers accounted for 10% or more of revenue for the years ended December 31, 2021, 2022 and 2023.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in checking and savings accounts as well as investments in money market funds, U.S. government and agency securities, commercial paper, corporate bonds, and time deposits. We consider all highly-liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash includes amounts collected on behalf of, but not yet remitted to Drivers and Merchants, which are included in accrued and other current liabilities on the consolidated balance sheets.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents are pledged as security for letters of credit or other collateral amounts established by us for certain insurance policies and also include cash and cash equivalents that are unavailable for immediate use due to legal and/or contractual restrictions. Restricted cash and cash equivalents are classified as current and non-current assets based on the contractual or estimated term of the remaining restriction. The reconciliation of cash and cash equivalents and restricted cash and cash equivalents

to amounts presented in the consolidated statements of cash flows are as follows (in millions):

	As of December 31,		
	2021	**2022**	**2023**
Cash and cash equivalents	$ 4,295	$ 4,208	$ 4,680
Restricted cash and cash equivalents - current	631	680	805
Restricted cash and cash equivalents - non-current	2,879	1,789	1,519
Total cash and cash equivalents, and restricted cash and cash equivalents	$ 7,805	$ 6,677	$ 7,004

Collateral Held by Insurer

Collateral held by insurer represents funds held by James River Group companies ("James River"). These funds, previously held in a trust account, were withdrawn by James River during the fourth quarter of 2019 upon notice of cancellation of their insurance policies (primarily auto insurance policies) issued to one of our subsidiaries. The funds served as collateral for us and our subsidiary's current and future claim settlement obligations under the indemnification agreements for these insurance policies as included in insurance reserves on the consolidated balance sheet. Accordingly, the amount withdrawn was presented as collateral held by insurer on the consolidated balance sheet.

During the third quarter of 2021, in connection with the legacy auto insurance transfer as described below, James River returned funds, previously presented as collateral held by insurer, to the trust account where the funds were previously held. Accordingly, the funds were reclassified from collateral held by insurer to non-current restricted cash and cash equivalents on our consolidated balance sheet as of December 31, 2021.

Legacy Auto Insurance Transfer

On September 27, 2021, Aleka Insurance, Inc., our wholly-owned captive insurance subsidiary, entered into a Loss Portfolio Transfer Reinsurance Agreement (the "LPTA") with James River effective July 1, 2021. Pursuant to the LPTA, our captive insurance subsidiary reinsured certain automobile liability insurance risks relating to activity on our platform between 2013 and 2019 in exchange for payment by James River to our captive insurance subsidiary of a premium in the amount of $345 million ("Premium"). Subsequent to the LPTA, we retain substantially all of the liabilities on these policies when taken together with previous risk transfer arrangements. In connection with the LPTA, claims administered by James River were transferred to a third-party claims administrator for ongoing handling (the "Transferred Claims") at our expense. The liabilities associated with the Transferred Claims were re-evaluated as of September 30, 2021, and adverse development was recognized on certain of those liabilities. During the third quarter of 2021, we recognized a $103 million charge in our consolidated statement of operations consisting of the difference between the Premium and the assumed liabilities (including the cost of future claims administration), expenses associated with the LPTA, and the adverse development on the Transferred Claims.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represents: (i) uncollected payments from end-users for completed transactions where the payment method is credit card and includes (a) end-user payments not yet settled with payment service providers and (b) end-user payments settled by payment service providers but not yet remitted to us; (ii) completed shipments where we have an unconditional right to the consideration from Freight customers ("Shippers") and payment has not been received; or (iii) uncollected payments from Uber for Business organizations for completed transactions. The timing of settlement of amounts due from these parties varies by region and by product. The portion of the receivable to be remitted to Drivers and Merchants is included in accrued and other current liabilities. Refer to Note 9 – Supplemental Financial Statement Information for amounts payable to Drivers and Merchants.

Although we pre-authorize forms of payment to mitigate our exposure, we bear the cost of any accounts receivable losses. We record an allowance for doubtful accounts for accounts receivable that may never settle or be collected, as well as for credit card chargebacks including fraudulent credit card transactions. The allowance for doubtful accounts is primarily included as cost of revenue in the consolidated statements of operations. We estimate the allowance based on historical experience, estimated future payments and geographical trends, which are reviewed periodically and as needed, and amounts are written off when determined to be uncollectible. Chargebacks and credit card losses were $246 million, $286 million and $245 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Property and Equipment	Estimated Useful Life
Land	Indefinite
Buildings	30-45 years
Site improvements	5-15 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Internal-use software	2 years
Leased computer equipment	Shorter of estimated useful life or lease term
Leasehold improvements	Shorter of estimated useful life or lease term

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset's useful life are charged to operating expenses as incurred.

We capitalize certain costs, such as compensation costs, including stock-based compensation, and interest incurred on outstanding debt, in developing internal-use software once planning has been completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will function as intended. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. In addition, we capitalize interest incurred on outstanding debt during the period of construction-in-progress of certain assets.

Leases

We account for leases in accordance with Accounting Standards Codification ("ASC") 842, "Leases" ("ASC 842"). We elected the "package of practical expedients," which permits us not to reassess under ASC 842 our prior conclusions about lease identification, lease classification and initial direct costs. We made a policy election not to separate non-lease components from lease components, therefore, we account for lease and non-lease components as a single lease component. We also elected the short-term lease recognition exemption for all leases that qualify.

We determine if a contract contains a lease at inception of the arrangement based on whether we have the right to obtain substantially all of the economic benefits from the use of an identified asset and whether we have the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which we do not own. Right of use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized as the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate ("IBR"), because the interest rate implicit in most of our leases is not readily determinable. The IBR is a hypothetical rate based on our understanding of what our credit rating would be to borrow and resulting interest we would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in our lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, real estate taxes or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current and operating lease liabilities, non-current on our consolidated balance sheets. Finance leases are included in property and equipment, net, accrued and other current liabilities, and other long-term liabilities on our consolidated balance sheets. For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term. For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Acquisitions

We account for acquisitions of entities or asset groups that qualify as businesses in accordance with ASC 805, "Business Combinations" ("ASC 805"). The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations. Refer to Note 17 – Business Combinations for further information.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. We test goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. We evaluate our reporting units when changes in our operating structure occur, and if necessary, reassign goodwill using a relative fair value allocation approach. In testing for goodwill impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if we conclude otherwise, we proceed to the quantitative assessment.

The quantitative assessment compares the estimated fair value of a reporting unit to its book value, including goodwill. If the fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the book value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Refer to Note 7 – Goodwill and Intangible Assets for further information.

Intangible Assets, Net

Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which range from two to 18 years. We review definite-lived intangible assets for impairment under the long-lived asset model described in the Evaluation of Long-Lived Assets for Impairment section. Refer to Note 7 – Goodwill and Intangible Assets for further information.

Investments

Equity Securities

Accounting for our equity securities varies depending on the marketability of the security and the type of investment. Our marketable equity securities in publicly traded companies are measured at fair value with unrealized gains and losses recognized in the consolidated statements of operations. Certain investments in non-marketable equity securities are measured at cost, with remeasurements to fair value only upon the occurrence of observable price changes in orderly transactions for the identical or similar securities of the same issuer, or in the event of any impairment. We reassess non-marketable equity securities at each reporting period to determine whether they have a readily determinable fair value, in which case they would no longer be eligible for fair value measurement alternative. Non-marketable equity securities that we elected to apply the fair value option and equity securities with a readily determinable fair value are measured at fair value on a recurring basis with changes in fair value recognized in the consolidated statements of operations. We evaluate our non-marketable equity securities for impairment at each reporting period based on a qualitative assessment that considers various potential impairment indicators. Impairment indicators might include, but would not necessarily be limited to, a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, a significant adverse change in the regulatory, economic, or technological environment of the investee, a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar securities for an amount less than the carrying amount of the investments in those securities. If an impairment exists, a loss is recognized in the consolidated statements of operations for the amount by which the carrying value exceeds the fair value of the investment. We include investments in equity securities within investments on the consolidated balance sheets.

Debt Securities

Accounting for our debt securities varies depending on the legal form of the security, our intended holding period for the security, and the nature of the transaction. Investments in debt securities are classified as available-for-sale and are initially recorded at fair value. Investments in marketable debt securities may include U.S. government and agency securities, commercial paper, corporate bonds, and time deposits. Certain investments in non-marketable equity securities with redemption, interest, or other debt-like features were classified as available-for-sale debt securities. Subsequent changes in fair value of available-for-sale debt securities are recorded in other comprehensive income (loss), net of tax. We record certain of our debt securities at fair value with the changes in fair value recorded in earnings under the fair value option of accounting for financial instruments.

As of December 31, 2023, we considered our marketable debt securities as available for use in current operations, including those with maturity dates beyond one year, and therefore classify these securities as short-term investments on the consolidated balance sheets.

Allowance for Credit Losses on Available-for-sale Debt Securities

We account for credit losses on available-for-sale debt securities in accordance with ASC 326, Financial Instruments - Credit Losses ("ASC 326"). Under ASC 326, at each reporting period, we evaluate our available-for-sale debt securities at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where we intend to sell, or are more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of operations, with a corresponding write-down of the security's amortized cost. In circumstances where neither condition exists, we then evaluate whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security's effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheet with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

Restricted Investments

As of December 31, 2023, restricted investments on the consolidated balance sheets are comprised of marketable debt securities that may include U.S. government and agency securities, commercial paper, corporate bonds, and time deposits, which are held in trust accounts at third-party financial institutions pursuant to certain contracts with insurance providers. Restricted investments are classified as non-current assets as these investments are unavailable for use in short-term operations due to legal and/or contractual restrictions.

Equity Method Investments

Investments in common stock or in-substance common stock of entities that provide us with the ability to exercise significant influence, but not a controlling financial interest, over the investee are accounted for under the equity method of accounting, unless the fair value option is elected. Investments accounted for under the equity method are initially recorded at cost. Subsequently, we recognize through the consolidated statements of operations and as an adjustment to the investment balance, our proportionate share of the investees' net income or loss and the amortization of basis differences. We record our share of the results of equity method investments one quarter in arrears as income (loss) from equity method investment, net of tax in the consolidated statements of operations. We evaluate each of our equity method investments at the end of each reporting period to determine whether events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. We recognize in the consolidated statements of operations and as an adjustment to the investment balance, any required impairment loss. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. This evaluation consists of several qualitative and quantitative factors including recent financial results and operating trends of the investee; implied values in recent transactions of investee securities; other publicly available information that may affect the value of our investments.

Evaluation of Long-Lived Assets for Impairment

We evaluate our held-and-used long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset or asset group (collectively, the "asset group") may not be recoverable. We measure the recoverability of the asset group by comparing the carrying amount of such asset groups to the future undiscounted cash flows it expects the asset group to generate. If we consider the asset group to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset group exceeds its fair value.

Fair Value Measurements and Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, Fair Value Measurement ("ASC 820"), we use the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1   Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2   Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities.

Level 3   Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.

Our primary financial instruments include receivables, investments in debt and equity securities, accounts payable, accrued liabilities, long-term debt and warrants. The estimated fair value of marketable debt securities, accounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term maturities of these instruments. Refer to Note 3 – Investments and Fair Value Measurement and Note 8 – Long-Term Debt and Revolving Credit Arrangements for further information.

Variable Interest Entities

We evaluate our ownership, contractual, and other interests in entities to determine if we have a variable interest in an entity. These evaluations are complex, involve judgment and the use of estimates and assumptions based on available historical and prospective information, among other factors. If we determine that an entity for which we hold a contractual or ownership interest in is a VIE and that we are the primary beneficiary, we consolidate such entity in the consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, we determine whether any changes in the interest or relationship with the entity impact the determination of whether the entity is still a VIE and whether we are still the primary beneficiary. If we are not deemed to be the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE in accordance with applicable GAAP. Refer to Note 15 – Variable Interest Entities for further information.

Revenue Recognition

We recognize revenue when or as we satisfy our obligations. We derive revenue from Drivers' and Merchants' use of our platform, on-demand lead generation, and related services, including facilitating payments from end-users. The service enables Drivers and Merchants to seek, receive and fulfill on-demand requests from end-users seeking Mobility or Delivery services (collectively the "Uber Service"). In certain markets we also generate revenue from end-users. In these markets, we charge end-users a direct fee for use of the platform or in exchange for Mobility or Delivery services. Additionally, we derive revenue from customers' use of Freight services.

We periodically reassess our revenue recognition policies as business models and other factors evolve.

Mobility and Delivery Agreements

We primarily enter into Master Services Agreements ("MSA") with Drivers and Merchants to use the platform. The MSA defines the service fee we charge Drivers and Merchants for each transaction. Upon acceptance of a transaction, Drivers and Merchants agree to perform the services as requested by an end-user. The acceptance of a transaction request combined with the MSA establishes enforceable rights and obligations for each transaction. A contract exists between us and the Drivers and Merchants after the Drivers and Merchants accept a transaction request and the Drivers' and Merchants' ability to cancel the transaction lapses.

The Uber Service activities are performed to satisfy our sole performance obligation in the transaction, which is to connect Drivers and Merchants with end-users to facilitate the completion of a successful transaction.

In markets where we are responsible for Mobility services to end-users, end-users are our customers and our sole performance obligation in the transaction is to provide transportation services to the end-user. In markets where we are responsible for Delivery services to end-users, Merchants and end-users are our customers. In addition to our performance obligation to Merchants, our performance obligation to end-users is to provide delivery services.

In certain markets, we charge Mobility and Delivery end-users a fee to use the platform. In these transactions, in addition to performance obligations to Drivers and Merchants, we have a performance obligation to end-users to connect end-users to Drivers and Merchants in the marketplace.

Principal vs. Agent Considerations

Judgment is required in determining whether we are the principal or agent in transactions with Drivers, Merchants and end-users. We evaluate the presentation of revenue on a gross or net basis based on whether we control the service provided to the end-user and are the principal (i.e. "gross"), or we arrange for other parties to provide the service to the end-user and are an agent (i.e. "net"). This determination also impacts the presentation of incentives provided to Drivers and Merchants and discounts and promotions offered to end-users to the extent they are not customers.

In Mobility and Delivery transactions where our role is to provide the Uber Service to Drivers and Merchants to facilitate a successful trip or Delivery service, we do not control and are not primarily responsible for the good or service provided by Drivers and Merchants to end-users. In these transactions, Mobility and Delivery revenue is recorded on a net basis.

In certain other markets, we agree to provide Mobility or Delivery services to end-users for a fee. In these markets, we are primarily responsible for the services and present the respective Mobility and Delivery revenue on a gross basis. Payments to Drivers and Couriers in exchange for their services are recorded as cost of revenue, exclusive of depreciation and amortization.

Mobility

We derive our Mobility revenue from service fees paid by Drivers for use of the platform and related service to connect with Riders and successfully complete a trip via the Platform, amounts charged to end-users for Mobility services, and fees charged to end-users for use of the platform in certain markets. We recognize revenue when a trip is complete.

Depending on the market where the trip is completed, the service fee is either a fixed percentage of the end-user fare or the difference between the amount paid by an end-user and the amount earned by Drivers. In markets where we earn the difference between the amount paid by an end-user and the amount earned by Drivers, end-users are quoted a fixed upfront price for ridesharing services while we pay Drivers based on actual time and distance for the ridesharing services provided. We typically receive the service fee within a short period of time following the completion of a trip.

In certain markets, end-users have the option to pay cash for trips. Service fees for cash trips are recognized only when collected from Drivers as we concluded that collectability of such amounts is not probable until collected.

Mobility revenue also includes immaterial revenue streams such as our financial partnerships products.

Delivery

We derive our Delivery revenue from service fees paid by Couriers and Merchants for use of the platform and related service to successfully complete meal preparation, grocery and other delivery service on the platform, amounts charged to end-users for Delivery services, and fees charged to end-users for use of the platform in certain markets. We recognize revenue when a Delivery transaction is complete.

In the majority of transactions, the service fee paid by Merchants is a fixed percentage of the meal price. The service fee paid by Couriers is the difference between the delivery fee amount paid by the end-user and the amount earned by the Couriers. End-users are quoted a fixed price for the meal delivery while we pay Couriers based on time and distance for the delivery. We typically receive the service fee within a short period of time following the completion of a delivery.

Freight

We derive our Freight revenue from freight transportation services provided to Shippers.

Brokerage

Brokerage revenue represents the gross amount of fees charged to Shippers for our services because we control the service provided to customers. Costs incurred with carriers for Brokerage are recorded in cost of revenue. Shippers contract with us to utilize our network of independent freight carriers to transport freight. We enter into contracts with Shippers that define the price for each shipment and payment terms. Our acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the Shipper's order, we have responsibility for transportation of the shipment from origin to destination. We enter into separate contracts with independent freight carriers and are responsible for payment of freight charges to the carrier regardless of payment by the Shipper. We invoice the Shipper upon satisfaction of our sole performance obligation to transport a Shipper's freight using our network of independent freight carriers. We recognize revenue associated with our performance obligation over the contract term, which represents our performance over the period of time a shipment is in transit. While the transit period of our contracts can vary based on origin and destination, contracts still in transit at period end are not material. Payment for our services is generally due within 30 to 45 days upon receipt of invoice.

Transportation Management

We provide an integrated logistics and transportation service, which can include shipment planning, freight optimization, carrier assignment, load management, freight audit and payment processing and other related transportation services. Our sole performance obligation in these contracts is the integration of these services to transport the Shipper's freight on a shipment-by-shipment basis. The majority of our transportation management revenue is recognized on a gross basis in the amount of gross fees charged to Shippers upon satisfaction of our performance obligation because we control the service provided to customers. Costs incurred with carriers for these transactions are recorded in cost of revenue. In transactions where we do not control the service provided to customers, we recognize revenue on a net basis. Revenue is recognized as our performance obligation is satisfied, which generally represents the transit period from origin to destination by a third-party carrier. While the transit period of our contracts can vary based on origin and destination, contracts still in transit at period end are not material. Payment for our services is generally due within 30 to 60 days upon completion of our performance obligation.

Principal vs. Agent Considerations

Judgment is required in determining whether we are the principal or agent in transactions with Shippers. For contracts where we control the service before it is transferred to the Shipper, we are primarily responsible for identifying and directing independent freight carriers to transport the Shipper's goods, including having discretion in selecting a qualified independent freight carrier that meets the Shipper's specifications. We also have pricing discretion for the price(s) charged to Shippers and amounts paid to Carriers. Accordingly, we are the principal in these transactions. In certain arrangements, we do not control the service provided to customers as we do not have latitude in carrier selection and establishing rates with the Carrier. Revenue is recognized on a net basis for these transactions.

Advertising Revenue

We derive the majority of our advertising revenue from sponsored listing fees paid by Merchants and brands in exchange for advertising on our platform. Advertising revenue is recognized when an end-user engages with the sponsored listing based on the number of clicks. Revenue is presented on a gross basis in the amount billed to Merchants and brands as we control the advertisement before it is transferred to the end-user.

Incentives to Customers

Incentives provided to customers are recorded as a reduction of revenue if we do not receive a distinct good or service or cannot reasonably estimate the fair value of the good or service received. Incentives to customers that are not provided in exchange for a distinct good or service are evaluated as variable consideration, in the most likely amount to be earned by the customer at the time or as they are earned by customers, depending on the type of incentive. Since incentives are earned over a short period of time, there is limited uncertainty when estimating variable consideration.

Incentives earned by customers for referring new customers are paid in exchange for a distinct service and are accounted for as customer acquisition costs. We expense such referral payments as incurred in sales and marketing expenses in the consolidated statements of operations. We expense costs to acquire new customer contracts as incurred because the amortization period would be one year or less. The amount recorded as an expense is the lesser of the amount of the incentive paid or the established fair value of the service received. Fair value of the service is established using amounts paid to vendors for similar services. The amounts paid to customers presented as sales and marketing expenses for the years ended December 31, 2021, 2022 and 2023 were immaterial.

In some transactions, incentives and payments made to customers may exceed the revenue earned in the transaction. In these transactions, the resulting shortfall amount is recorded as a reduction of revenue.

End-User Discounts and Promotions

We offer discounts and promotions to end-users to encourage use of our platform. These are offered in various forms of discounts and promotions and include:

Targeted end-user discounts and promotions: These discounts and promotions are offered to a limited number of end-users in a market to acquire, re-engage, or generally increase end-users use of the Platform, and are akin to a coupon. An example is an offer providing a discount on a limited number of rides or deliveries during a limited time period. We record the cost of these discounts and promotions to end-users who are not our customers as sales and marketing expenses at the time they are redeemed by the end-user.

End-user referrals: These referrals are earned when an existing end-user (the referring end-user) refers a new end-user (the referred end-user) to the platform and the new end-user who is not our customer completes their first transaction on the platform. These referrals are typically paid in the form of a credit given to the referring end-user. These referrals are offered to attract new end-users to the Platform. We record the liability for these referrals and corresponding expenses as sales and marketing expenses at the time the referral is earned by the referring end-user.

Market-wide promotions: These promotions are pricing actions in the form of discounts that reduce the end-user fare charged by Drivers and Merchants to end-users who are not our customers for all or substantially all Mobility or Delivery offerings in a specific market. This also includes any discounts offered under our subscription offerings and certain discounts within the Uber Rewards programs, which enable end-users to receive a fixed fare or a discount on all eligible rides. Accordingly, we record the cost of these promotions as a reduction of revenue at the time the transaction is completed.

Refunds and Credits

Refunds and credits to end-users due to end-user dissatisfaction with the Platform are recorded as sales and marketing expenses or as a reduction of revenue depending on whether the end-user is considered a customer based on the market. Refunds to end-users that we recover from Drivers and Merchants are recorded as a reduction of revenue.

Other

We have elected to exclude from revenue, taxes assessed by a governmental authority that are both imposed on and are concurrent with specific revenue producing transactions, and collected from Drivers, Merchants and end-users and remitted to governmental authorities. Accordingly, such amounts are not included as a component of revenue or cost of revenue.

Practical Expedients

We have utilized the practical expedient available under ASC 606-10-50-14 and do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. We have no significant financing components in our contracts with customers.

Stock-Based Compensation

We account for stock-based compensation expense in accordance with the fair value recognition and measurement provisions of GAAP, which requires compensation cost for the grant-date fair value of stock-based awards to be recognized over the requisite service period. We account for forfeitures when they occur. The fair value of stock-based awards, granted or modified, is determined on the grant date (or modification or acquisition dates, if applicable) at fair value, using appropriate valuation techniques. Subsequent to our IPO in May 2019, the fair value of common stock was determined on the grant date using the closing price of our common stock.

Service-Based Awards

We record stock-based compensation expense for service-based stock options and restricted stock units ("RSU(s)") on a straight-line basis over the requisite service period, which is generally four years.

For stock options with service-based vesting conditions only, the valuation model, typically the Black-Scholes option-pricing model, incorporates various assumptions including expected stock price volatility, expected term and risk-free interest rates. We estimate the volatility of common stock on the date of grant based on the weighted-average historical stock price volatility of our own shares or comparable publicly traded companies in our industry group. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with a term equal to the expected term. We estimate the expected term based on the simplified method for employee stock options considered to be "plain vanilla" options, as our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. We estimate the expected term for non-employees' options based on the contractual term. The expected dividend yield is 0.0% as we have not paid and do not anticipate paying dividends on our common stock.

Performance-Based Awards

We have granted restricted common stock awards ("RSA(s)"), RSUs, stock appreciation rights ("SAR(s)"), stock options, and warrants that vest upon the satisfaction of both service-based and performance-based conditions. The service-based condition for these awards generally is satisfied over three or four years. The performance-based conditions generally are satisfied upon achieving specified performance targets, such as our financial or operating metrics, and/or the occurrence of a qualifying event, defined as the earlier of (i) the closing of certain specific liquidation or change in control transactions, or (ii) an initial public offering ("IPO"). We record stock-based compensation expense for performance-based equity awards such as RSAs, RSUs, SARs, and stock options on an accelerated attribution method over the requisite service period, which is generally three or four years, and only if performance-based conditions are considered probable to be satisfied.

For performance-based awards and RSUs, we determine the grant-date fair value to be the fair value of our common stock on the grant date.

For performance-based SARs, stock options, and warrants, we determine the grant-date fair value utilizing the valuation model as described above for service-based awards.

Market-Based Awards

We have granted RSUs and stock options that vest only upon the satisfaction of the following conditions: service-based conditions, performance-based conditions, and/or market-based conditions. The service-based condition for these awards generally is satisfied over three or four years. The performance-based conditions generally are satisfied upon achieving specified performance targets, such as the occurrence of a qualifying event, as described above for performance-based awards. The market-based conditions are satisfied upon our achievement of specified fully-diluted equity values, as determined based on our stock price.

For market-based awards, we determine the grant-date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected capital raise percentage. We estimate the volatility of common stock on the date of grant based on historical volatility of Uber's stock price. We estimate the expected term based on various exercise scenarios. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

We record stock-based compensation expense for market-based equity awards such as RSUs and stock options on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. We determine the requisite service period by comparing the derived service period to achieve the market-based condition and the explicit service-based period, using the longer of the two service periods as the requisite service period.

Employee Stock Purchase Plan ("ESPP")

We recognize stock-based expenses related to shares issued pursuant to our 2019 ESPP on a straight-line basis over the offering period. The ESPP provides for twelve-month offering periods, and each offering period includes two purchase periods of approximately six months. The ESPP allows eligible employees to purchase shares of our common stock at a 15 percent discount on the lower price of either (i) the offering period begin date or (ii) the purchase date. We estimate the fair value of shares to be issued under the ESPP based on a combination of options valued using the Black-Scholes option-pricing model. We determine volatility over an expected term of six months and twelve months based on our historical volatility. We estimate the expected term based on the contractual term.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements.

We account for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

We recognize accrued interest and penalties related to unrecognized tax benefits in the provision for (benefit from) income taxes in the consolidated statements of operations.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, excess tax benefits related to stock-based compensation, the expected timing of the reversals of existing taxable temporary differences and tax planning strategies. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute our business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed. We elected the tax law ordering approach in assessing the realizability of net operating losses expected to offset future Global Intangible Low-taxed Income ("GILTI").

We have elected to treat any potential GILTI inclusions as a period cost.

The establishment of deferred tax assets from intra-entity transfers of intangible assets requires management to make significant estimates and assumptions to determine the fair value of such intangible assets. Significant estimates in valuing intangible assets may include, but are not necessarily limited to, internal revenue and expense forecasts, the estimated life of the intangible assets, comparable transaction values, and/or discount rates. The discount rates used to discount expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although we believe the assumptions and estimates utilized are reasonable and appropriate, they are based, in part, on historical experience, internal and external comparable data and are inherently uncertain. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results.

Expenses

Set forth below is a brief description of the components of our expenses:

- *Cost of revenue, exclusive of depreciation and amortization,* primarily consists of costs incurred for certain Mobility and Delivery transactions where we are primarily responsible for Mobility and Delivery services and pay Drivers and Couriers for services, certain insurance costs related to our Mobility and Delivery offerings, costs incurred with Carriers for Uber Freight transportation services, credit card processing fees, bank fees, data center and networking expenses, mobile device and service costs, and amounts related to fare chargebacks and other credit card losses.

- *Operations and support expenses* primarily consist of compensation costs, including stock-based compensation, for employees that support operations in cities, including the general managers, Driver operations, platform user support representatives and community managers. Also included is the cost of customer support, Driver background checks and the allocation of certain corporate costs.

- *Sales and marketing expenses* primarily consist of advertising costs, product marketing costs, discounts, loyalty programs, promotions, refunds, and credits provided to end-users who are not customers, compensation costs, including stock-based compensation to sales and marketing employees, and the allocation of certain corporate costs. We expense advertising and other promotional expenditures as incurred. Advertising expenses totaled $1.7 billion for each of the years ended December 31, 2021, 2022 and 2023. Discounts, loyalty programs, promotions, refunds, and credits provided to end-users who are not customers totaled $2.4 billion, $2.2 billion, and $1.7 billion for the years ended December 31, 2021, 2022 and 2023, respectively.

- *Research and development expenses* primarily consist of compensation costs, including stock-based compensation, for employees in engineering, design and product development. Expenses also include ongoing improvements to, and maintenance of, existing products and services, and allocation of certain corporate costs.

- *General and administrative expenses* primarily consist of compensation costs, including stock-based compensation, for executive management and administrative employees, including finance and accounting, human resources, policy and communications, legal, and certain impairment charges, as well as allocation of certain corporate costs, occupancy, and general corporate insurance costs. General and administrative expenses also include certain legal settlements.

- *Depreciation and amortization expenses* primarily consist of depreciation on buildings, site improvements, computer and network equipment, software, leasehold improvements, furniture and fixtures, and amortization of intangible assets.

Restructuring and Related Charges

Costs associated with management-approved restructuring activities, including reductions in headcount, exiting a market or consolidation of facilities are recognized when they are incurred and may include employee termination benefits, impairment of long-lived assets (including impairment of operating lease right-of-use assets), contract termination costs and accelerated lease cost for right-of-use assets that ceased to be used. We record a liability for employee termination benefits either when it is probable that an employee is entitled to them and the amount of the benefits can be reasonably estimated or when management has communicated the termination plan to employees and all of the following conditions have been met: management, having the authority to approve the action, commits to a plan of termination; the plan identifies the number of employees to be terminated, their job classifications and their locations, and the expected completion date; the plan establishes the terms of the benefit arrangement in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. We accrue for costs to terminate contracts other than a lease when we terminate the contract in accordance with the contract terms. Costs that will continue to be incurred for the remaining term of a contract that is not a lease, and provide no economic benefits to us are recognized at the cease-use date. Costs associated with lease contracts are accounted for under the leasing accounting guidance or under the long-lived assets accounting guidance.

Restructuring and related charges are recognized as an operating expense within the consolidated statements of operations and are classified based on our classification policy for each category of operating expense. Personnel costs are classified based on each employee's classification, lease costs (including impairments of right-of-use assets) are classified in the same expense line item where each lease's rent expense was recognized and impairment of other long-lived assets are recorded within general and administrative expenses.

Foreign Currency

The functional currency of our foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries' activities. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate in effect at the end of the period. Gains and losses resulting from remeasurement are recorded in foreign exchange gains (losses), net within other income (expense), net in the consolidated statements of operations. Subsidiary assets and liabilities with non-U.S. dollar functional currencies are translated at the month-end rate, retained earnings and other equity items are translated at historical rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative translation adjustments are recorded within accumulated other comprehensive income (loss), a separate component of total equity (deficit).

Net Income (Loss) Per Share Attributable to Common Stockholders

We compute net income (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Our restricted common stock, and common stock issued upon early exercise of stock options are participating securities. We consider restricted common stock and any shares issued upon early exercise of stock options, subject to repurchase, to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a cash dividend is declared on common stock.

Insurance Reserves

We use a combination of third-party insurance and self-insurance mechanisms, including a wholly-owned captive insurance subsidiary, to provide for the potential liabilities for certain risks, including auto liability, uninsured and underinsured motorist, auto physical damage, general liability, and workers' compensation. Insurance reserves is the liability for unpaid losses and loss adjustment expenses, which represents the estimate of the ultimate unpaid obligation for risks retained by us and includes an amount for case reserves related to reported claims and an amount for losses incurred but not reported as of the balance sheet date. The estimate of the ultimate unpaid obligation utilizes generally accepted actuarial methods applied to historical claim and loss experience. In addition, we use assumptions based on actuarial judgment related to claim and loss development patterns and expected loss costs, which consider frequency trends, severity trends, and relevant industry data. These reserves are continually reviewed and adjusted as experience develops and new information becomes known. Adjustments, if any, relating to accidents that occurred in prior years are reflected in the current year results of operations. Reserve amounts estimated to be settled within one year are recorded in short-term insurance reserves, with longer term settlements recorded in long-term insurance reserves on the consolidated balance sheets.

While management believes that the insurance reserve amount is adequate, the ultimate liability may be in excess of, or less than, the amount provided. All estimates of ultimate losses and allocated loss adjustment expenses, and of resulting reserves, are subject to inherent variability caused by the nature of the insurance claim settlement process. Such variability is increased for us due to limited historical experience and the nature of the coverage provided. Actual results depend upon the outcome of future contingent events and can be affected by many factors, such as claims settlement processes and changes in the economic, legal, and social environments. As a result, the net amounts that will ultimately be paid to settle the liability and when these amounts will be paid may vary from the estimate provided on the consolidated balance sheets.

Loss Contingencies

We are involved in legal proceedings, claims, and regulatory, indirect tax examinations or government inquiries and investigations that may arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, we disclose the possible loss in the consolidated financial statements.

We review the developments in our contingencies that could affect the amount of the provisions that have been previously recorded, and the matters and related reasonably possible losses disclosed. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss.

The outcomes of litigation, indirect tax examinations and investigations are inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's expectations, our results of operations, financial condition, or cash flows, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

We recognize estimated losses from contingencies that relate to proceedings in which Drivers are the plaintiffs, or proceedings and regulatory penalties against Drivers for which we elect to either pay on behalf of or reimburse Drivers, as a reduction of revenue in the consolidated statements of operations. All other estimated losses from contingencies are recognized in general and administrative expenses.

Legal fees and other costs associated with such actions are expensed as incurred.

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. We adopted the ASU on January 1, 2023 and will apply the guidance prospectively for future acquisitions.

In September 2022, the FASB issued ASU 2022-04, "Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations," which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose sufficient information about the program. The amendments do not affect the recognition, measurement or financial statement presentation of obligations covered by supplier finance programs. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, except for the amendment on roll-forward information, which is effective for fiscal years beginning after December 15, 2023. We adopted the ASU on January 1, 2023.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions," which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. Early adoption is permitted. This accounting standard update is not expected to have a material impact on our consolidated financial statements as the amendments align with our existing policy.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which will add required disclosures of significant expenses for each reportable segment, as well as certain other disclosures to help investors understand how the chief operating decision maker ("CODM") evaluates segment expenses and operating results. The new standard will also allow disclosure of multiple measures of segment profitability, if those measures are used to allocate resources and assess performance. The amendments will be effective for public companies for fiscal years beginning after

December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this accounting standard update on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this accounting standard update on our consolidated financial statements.

Note 2 – Revenue

The following tables present our revenues disaggregated by offering and geographical region. Revenue by geographical region is based on where the transaction occurred. This level of disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors (in millions):

	Year Ended December 31,		
	2021	2022	2023
Mobility revenue [1]	$ 6,953	$ 14,029	$ 19,832
Delivery revenue [1]	8,362	10,901	12,204
Freight revenue	2,132	6,947	5,245
All Other revenue	8	—	—
Total revenue	$ 17,455	$ 31,877	$ 37,281

[1] We offer subscription memberships to end-users including Uber One, Uber Pass, Rides Pass, and Eats Pass ("Subscription"). We recognize Subscription fees ratably over the life of the pass. We allocate Subscription fees earned to Mobility and Delivery revenue on a proportional basis, based on usage for each offering during the respective period.

	Year Ended December 31,		
	2021	2022	2023
United States and Canada ("US&CAN")	$ 10,094	$ 19,474	$ 20,436
Latin America ("LatAm")	1,417	1,978	2,512
Europe, Middle East and Africa ("EMEA")	3,213	6,944	9,904
Asia Pacific ("APAC")	2,731	3,481	4,429
Total revenue	$ 17,455	$ 31,877	$ 37,281

Revenue

Mobility Revenue

We derive revenue from fees paid by Mobility Drivers for the use of our platform(s) and related services to facilitate and complete Mobility services and, in certain markets, revenue from fees paid by end-users for connection services obtained via the platform. Mobility revenue also includes immaterial revenue streams such as our financial partnerships products.

Additionally, in certain markets where we are responsible for Mobility services, fees charged to end-users are also included in revenue, while payments to Drivers in exchange for Mobility services are recognized in cost of revenue, exclusive of depreciation and amortization.

Delivery Revenue

We derive revenue for Delivery from Merchants' and Couriers' use of the Delivery platform and related service to facilitate and complete Delivery transactions and, in certain markets, revenue from fees paid by end-users for connection services obtained via the platform.

Additionally, in certain markets where we are responsible for Delivery services, delivery fees charged to end-users are also included in revenue, while payments to Couriers in exchange for Delivery services are recognized in cost of revenue, exclusive of depreciation and amortization. Delivery also includes advertising revenue from sponsored listing fees paid by Merchants and brands in exchange for advertising services.

Freight Revenue

Freight revenue consists of revenue from freight transportation services provided to shippers. During the fourth quarter of 2021, we completed the acquisition of Transplace, and as a result, our Freight revenue now also includes revenue from transportation management. Refer to Note 17 – Business Combinations for further information on the Transplace acquisition.

All Other Revenue

Prior to 2022, All Other revenue primarily includes collaboration revenue related to Apparate USA LLC ("Apparate" or the "ATG Business").

ATG Business collaboration revenue was within the scope of ASC 808, Collaborative Arrangements, and related to a three-year joint collaboration agreement we entered into in 2019. During the first quarter of 2021, we completed the sale of our ATG Business to Aurora Innovation, Inc. ("Aurora"). Refer to Note 18 – Divestitures for further information.

Contract Balances and Remaining Performance Obligation

Contract liabilities represent consideration collected prior to satisfying our performance obligations. As of December 31, 2023, we had $122 million of contract liabilities included in accrued and other current liabilities as well as other long-term liabilities on the consolidated balance sheet. Revenue recognized from these contracts during 2021, 2022 and 2023 was not material.

Our remaining performance obligation for contracts with an original expected length of greater than one year is expected to be recognized as follows (in millions):

	Less Than or Equal To 12 Months	Greater Than 12 Months	Total
As of December 31, 2023	$ 22	$ 100	$ 122

Note 3 – Investments and Fair Value Measurement

Investments

Our investments on the consolidated balance sheets consisted of the following as of December 31, 2022 and 2023 (in millions):

	As of December 31,	
	2022	2023
Classified as short-term investments:		
Marketable debt securities [1]:		
U.S. government and agency securities	$ 44	$ 253
Commercial paper	46	288
Corporate bonds	13	181
Certificates of deposit	—	5
Short-term investments	$ 103	$ 727
Classified as restricted investments:		
Marketable debt securities [1]:		
U.S. government and agency securities	$ 1,614	$ 4,426
Commercial paper	—	17
Corporate bonds	—	77
Certificates of deposit	—	259
Restricted investments	$ 1,614	$ 4,779
Classified as investments:		
Non-marketable equity securities:		
Didi	$ 1,802	$ 2,245
Other [2]	312	329
Marketable equity securities		
Grab	1,726	1,806
Aurora	364	1,425
Other	87	170
Notes receivable from a related party [2], [3]	110	126
Investments	$ 4,401	$ 6,101

[1] Excluding marketable debt securities classified as cash equivalents and restricted cash equivalents.

[2] These balances include certain investments recorded at fair value with changes in fair value recorded in earnings due to the election of the fair value option of accounting for financial instruments.

[3] Consists of the Lime Convertible Note. Neutron Holdings, Inc. ("Lime") is considered a related party as a result of our investment in Lime Common Stock. For further information, see the section titled "Lime Investments" below.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents our financial assets and liabilities measured at fair value on a recurring basis based on the three-tier fair value hierarchy (in millions):

	As of December 31, 2022				As of December 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets								
Money market funds	$ 1,005	$ —	$ —	$ 1,005	$ 1,153	$ —	$ —	$ 1,153
U.S. government and agency securities	—	1,975	—	1,975	—	4,840	—	4,840
Commercial paper	—	76	—	76	—	351	—	351
Corporate bonds	—	15	—	15	—	263	—	263
Certificates of deposit	—	—	—	—	—	266	—	266
Non-marketable equity securities	—	—	3	3	—	—	—	—
Marketable equity securities	2,177	—	—	2,177	3,401	—	—	3,401
Notes receivable from a related party	—	—	110	110	—	—	126	126
Total financial assets	$ 3,182	$ 2,066	$ 113	$ 5,361	$ 4,554	$ 5,720	$ 126	$10,400
Financial Liabilities								
MLU B.V. Call Option [1]	$ —	$ —	$ 2	$ 2	$ —	$ —	$ —	$ —
Total financial liabilities	$ —	$ —	$ 2	$ 2	$ —	$ —	$ —	$ —

[1] For further information, see Note 4 - Equity Method Investments.

As of December 31, 2022 and 2023, the amortized cost of our debt securities measured at fair value on a recurring basis approximates fair value. We did not record any material unrealized gains or losses, or credit losses as of December 31, 2022 and 2023. The weighted-average remaining maturity of our debt securities was less than one year as of December 31, 2023.

We did not make any transfers into or out of Level 3 of the fair value hierarchy during the years ended December 31, 2022 and 2023.

Fair Value Hierarchy

We measure our cash equivalents and certain investments at fair value. Level 1 instrument valuations are based on quoted market prices of the identical underlying security. Level 2 instrument valuations are obtained from readily available pricing sources for comparable instruments, identical instruments in less active markets, or models using market observable inputs. Level 3 instrument valuations are valued based on unobservable inputs and other estimation techniques due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments.

As of December 31, 2022 and 2023, our Level 3 non-marketable equity securities and note receivable from a related party primarily consist of common stock investments and convertible secured notes that may be converted into common or preferred stock in privately held companies without readily determinable fair values.

Depending on the investee's financing activity in a reporting period, management's estimate of fair value may be primarily derived from the investee's financing transactions, such as the issuance of preferred stock to new investors. The price in these transactions generally provides the best indication of the enterprise value of the investee. Additionally, based on the timing, volume, and other characteristics of the transaction, we may supplement this information by using other valuation techniques, including the guideline public company approach. The guideline public company approach relies on publicly available market data of comparable companies and uses comparative valuation multiples of the investee's revenue (actual and forecasted), and therefore, unobservable input used in this valuation technique primarily consists of short-term revenue projections.

Once the fair value of the investee is estimated, an option-pricing model ("OPM"), a common stock equivalent ("CSE") method or a hybrid approach is employed to allocate value to various classes of securities of the investee, including the class owned by us. The model involves making assumptions around the investees' expected time to liquidity and volatility.

An increase or decrease in any of the unobservable inputs in isolation, such as the security price in a significant financing transaction of the investee, could result in a material increase or decrease in our estimate of fair value. Other unobservable inputs, including short-term revenue projections, time to liquidity, and volatility are less sensitive to the valuation in the respective reporting

periods, as a result of the primary weighting on the investee's financing transactions. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on our estimate of fair value.

We determine realized gains or losses on the sale of equity and debt securities on a specific identification method.

Didi Investment

On June 30, 2021, Didi started trading on the New York Stock Exchange. Accordingly, our investment in preferred shares of Didi, which was previously accounted for under the measurement alternative on a non-recurring basis, was converted to ordinary shares with a readily determinable fair value and therefore changed to an investment measured at fair value on a recurring basis. For the year ended December 31, 2021, we recognized an unrealized loss of $3.0 billion on this investment in other income (expense), net in our consolidated statement of operations.

As of December 31, 2022 and 2023, our Didi investment is classified as a non-marketable equity security and is measured at fair value on a non-recurring basis with a readily available price based on significant other observable inputs (Level 2). For further information, see the section titled "Didi Investment" below.

Zomato Investment

In July 2021, Zomato Media Private Limited ("Zomato"), in which we held preferred shares that were previously classified as non-marketable equity securities and accounted for under the measurement alternative on a non-recurring basis, completed its IPO in India. Accordingly, our Zomato investment was converted to ordinary shares upon the completion of the IPO and was classified as a marketable equity security with a readily determinable fair value (Level 1). During the year ended December 31, 2021, we recognized an unrealized gain of $991 million on this investment in other income (expense), net in our consolidated statement of operations.

During the third quarter of 2022, we completed the sale of $418 million of our entire stake in Zomato ordinary shares for net proceeds of $376 million and recognized an immaterial loss from this transaction in other income (expense), net in our consolidated statement of operations.

Aurora Investment

On January 19, 2021, we completed the sale of our ATG Business to Aurora. As consideration for the sale of our ATG Business to Aurora, we received common stock in Aurora. Concurrently, we invested in Aurora's preferred stock. For further information, refer to Note 18 – Divestitures.

We held one seat on Aurora's board of directors and had the ability to hold a second seat, which, along with our common and preferred stock ownership (our "Aurora Investments") generate significant influence. We elected to apply the fair value option to our Aurora common stock and preferred stock investments in order to provide consistency of accounting treatment to our Aurora Investments. The Aurora Investments are measured at fair value on a recurring basis with changes in fair value reflected in other income (expense), net, in the consolidated statements of operations.

On November 3, 2021, Aurora completed its planned special purpose acquisition company ("SPAC") merger with Reinvent Technology Partners Y, resulting in Aurora becoming a publicly traded company post combination. Upon the completion of the merger, all of our Aurora Investments converted into shares of the newly issued Class A common stock of the publicly traded company. In addition, our ownership was significantly diluted and we lost the ability to appoint a second seat on Aurora's board of directors. As a result, we no longer held significant influence over Aurora. As of December 31, 2022 and 2023, our Aurora Investment has been classified as a marketable equity security with a readily determinable fair value (Level 1) in the table presenting our financial assets and liabilities measured at fair value on a recurring basis. We recognized an unrealized gain of $1.6 billion, an unrealized loss of $3.0 billion, and unrealized gain of $985 million on this investment in other income (expense), net in our consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively.

Summarized financial information for Aurora for the year ended December 31, 2021 is as follows (in millions):

Results of Operations Data	Year Ended December 31, 2021
Revenue	$ 83
Total operating expenses	813
Loss from operations	(731)
Net loss	(755)

Grab Investment

On December 1, 2021, Grab completed its planned SPAC merger with Altimeter Growth Corporation, resulting in Grab becoming a publicly traded company post combination. Upon the completion of the merger, our investment in Series G preferred shares of Grab, which was previously accounted for as an investment in an available-for-sale debt security due to the redemption feature of the shares, converted into the newly issued Class A ordinary shares of the publicly traded company. We recorded the fair value of our investment with changes in the fair value recorded in other comprehensive income (loss), net of tax through the date of the conversion. Upon the conversion, we released the accumulative pre-tax unrealized gains on the investment of $2.8 billion recorded through other comprehensive income and recognized them as unrealized gains in other income (expense), net in our consolidated statement of operations for year ended December 31, 2021. Subsequent to the conversion, we recognized an unrealized loss of $1.2 billion, an unrealized loss of $2.1 billion, and an unrealized gain of $80 million on the investment in other income (expense), net in our consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively, for the fair value change of the equity security.

As of December 31, 2022 and 2023, our Grab investment has been classified as a marketable equity security with a readily determinable fair value (Level 1) in the table presenting our financial assets and liabilities measured at fair value on a recurring basis.

Lime Investments

In May 2020, we entered into a series of transactions and agreements with Neutron Holdings, Inc. ("Lime") to divest our JUMP business. As part of this transaction, we received common stock (the "Lime Common Stock"), newly issued Lime Series 1-C preferred stock ("Lime 1-C Preferred Stock") and fully vested warrants to purchase Lime Series 1-C Preferred Stock ("Lime 1-C Preferred Stock Warrants"). Lime Common Stock represents approximately 9% of fully-diluted (21% undiluted) ownership interest in Lime as of December 31, 2023.

Concurrently, we contributed $85 million of cash to Lime in exchange for a secured note convertible into Lime Series 3 Preferred Stock (the "Lime Convertible Note"), which may be converted at any time at our election representing 20% initial ownership in Lime as converted on a fully-diluted basis. In addition, we entered into a call option agreement which gives us for a two-year period beginning May 7, 2022 the right to acquire all of the outstanding equity interests of Lime held by its shareholders at fair value on the date of exercise, subject to regulatory approval. In December 2021, we contributed an additional $50 million of cash to Lime in exchange for a second convertible secured note that may be converted into common or preferred stock.

Our ownership in Lime is comprised of Lime Common Stock, Lime 1-C Preferred Stock, Lime 1-C Preferred Stock Warrants, and the Lime Convertible Note (collectively, the "2020 Lime Investments") and represents approximately 29% on an as converted and fully-diluted basis as of December 31, 2023. We have one seat on Lime's five-person board of directors. Our investment in Lime Common Stock and representation on Lime's board of directors gives us the ability to exercise significant influence over Lime. We elected to apply the fair value option to our Lime Common Stock investment and therefore we are applying fair value accounting to all of the 2020 Lime Investments which provides for consistency of accounting treatment. The 2020 Lime Investments are measured at fair value on a recurring basis with changes in fair value reflected in earnings. The fair value of the 2020 Lime Investments as of December 31, 2022 of $113 million was determined by referencing a financing transaction and used as an input to an OPM. Other key inputs to the OPM were discount rates of 32% and 38%, volatility of 87% and time to liquidity of 1.50 years.

As of December 31, 2023, the fair value of the 2020 Lime Investments did not materially change and was not material.

Financial Assets and Liabilities Measured at Fair Value Using Level 3 Inputs

The following table presents a reconciliation of our financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2022 and 2023, using significant unobservable inputs (Level 3) (in millions):

	Non-marketable Equity Securities	Notes Receivable	MLU B.V. Call Option
Balance as of December 31, 2021	$ 32	$ 132	$ 193
Change in fair value			
Included in earnings	(29)	(22)	(191)
Balance as of December 31, 2022	3	110	2
Change in fair value			
Included in earnings	(3)	16	(2)
Balance as of December 31, 2023	$ —	$ 126	$ —

Assets Measured at Fair Value on a Non-Recurring Basis

Non-Financial Assets

Our non-financial assets, such as goodwill, intangible assets and property and equipment are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominately on Level 3 inputs.

Non-Marketable Equity Securities

Our non-marketable equity securities are investments in privately held companies without readily determinable fair values. The carrying value of our non-marketable equity securities are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment. Any changes in carrying value are recorded within other income (expense), net in the consolidated statements of operations. Non-marketable equity securities are classified within Level 3 in the fair value hierarchy because we estimate the fair value of these securities based on valuation methods, including the CSE and OPM methods, using the transaction price of similar securities issued by the investee adjusted for contractual rights and obligations of the securities we hold.

The following is a summary of unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded in other income (expense), net in the consolidated statements of operations, and included as adjustments to the carrying value of non-marketable equity securities held during the years ended December 31, 2021, 2022 and 2023 based on the observable price in an orderly transaction for the same or similar security of the same issuers (in millions):

	Year Ended December 31,		
	2021	2022	2023
Upward adjustments	$ 71	$ 1,046	$ 908
Downward adjustments (including impairment)	—	(641)	(472)
Total unrealized gain (loss) for non-marketable equity securities	$ 71	$ 405	$ 436

Didi Investment

During the first quarter of 2021, we completed the sale of $500 million of our Didi shares and realized immaterial gains from this transaction. In addition, we recorded unrealized gains of $71 million from remeasurement of the carrying value of the remaining Didi shares under the measurement alternative during the three months ended March 31, 2021.

In the second quarter of 2022, Didi completed their delisting from the New York Stock Exchange ("NYSE Delisting"). We concluded the ordinary shares held by us did not have a readily determinable fair value and should be accounted for under the measurement alternative method. As of December 31, 2022 and 2023, Didi American Depositary Shares ("ADS") continue to be traded in the over-the-counter ("OTC") market. We determined that the Didi ADS were similar to the ordinary shares held prior to the NYSE Delisting. We then measured the investment to fair value based on the closing share price of the Didi ADS on the OTC market on December 31, 2023 as an observable transaction for similar securities. We recognized an unrealized loss of $1.0 billion and an unrealized gain of $443 million on this investment in other income (expense), net in our consolidated statements of operations for the years ended December 31, 2022 and 2023, respectively.

We did not record any realized gains or losses for our non-marketable equity securities measured at fair value on a non-recurring basis during the years ended December 31, 2022 and 2023.

The following table summarizes the total carrying value of our non-marketable equity securities measured at fair value on a non-recurring basis held, including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities (in millions):

	As of December 31,	
	2022	2023
Initial cost basis	$ 1,700	$ 1,727
Upward adjustments	1,052	1,960
Downward adjustments (including impairment)	(641)	(1,113)
Total carrying value at the end of the period	$ 2,111	$ 2,574

Note 4 - Equity Method Investments

The carrying value of our equity method investments were as follows (in millions):

	As of December 31,	
	2022	2023
Careem Technologies	$ —	$ 300
MLU B.V.	816	—
Other	54	53
Equity method investments	$ 870	$ 353

Careem Technologies Investment

In April 2023, we entered into a series of agreements with Emirates Telecommunication Group Company ("e&") whereby e& will contribute $400 million into the Careem non-ridesharing business ("Careem Technologies") in exchange for a majority equity interest. Upon closing of the transaction in December 2023, e& acquired a majority stake in Careem Technologies and we retained a minority ownership interest. Careem Technologies is considered a related party to us upon the closing of the transaction. We continue to fully own the ridesharing business of Careem.

Upon closing of the transaction, we recognized a gain of approximately $204 million during the fourth quarter of 2023, in other income (expense), net on our consolidated statement of operations. Additionally, we received two seats on Careem Technologies' board and retained an approximately 42% equity ownership interest consisting of common stock in Careem Technologies. The initial fair value of our equity method investment in Careem Technologies is $300 million. The investment was determined to be an equity method investment due to our ability to exercise significant influence over Careem Technologies.

Included in the initial carrying value of $300 million was a preliminary estimated basis difference related to the difference between the cost of the investment and our proportionate share of the net assets of Careem Technologies. As of December 31, 2023, this basis difference was not material. The carrying value of the equity method investment will be primarily adjusted for our share in the income or losses of Careem Technologies on a one-quarter lag basis and amortization of basis differences.

We amortize the basis difference related to the intangible assets over the estimated useful lives of the assets that gave rise to the difference using the straight-line method. Equity method goodwill is not amortized.

MLU B.V. Investment

During 2018, we closed a transaction that contributed the net assets of our Uber Russia/CIS operations into a newly formed private limited liability company ("MLU B.V." or "Yandex.Taxi joint venture"), with Yandex and us holding ownership interests in MLU B.V. In exchange for consideration contributed, we received a seat on MLU B.V.'s board and an initial 38% equity ownership interest consisting of common stock in MLU B.V. The investment was determined to be an equity method investment due to our ability to exercise significant influence over MLU B.V. As of December 31, 2022, our equity ownership interest in MLU B.V. was 29% on a fully-diluted basis.

We review for impairment whenever factors indicate that the carrying value of the equity method investment may not be recoverable. During the first quarter of 2022, we determined that our investment in MLU B.V. was other-than-temporarily impaired, and recorded an impairment charge of $182 million in other income (expense), net in the consolidated statement of operations. The impairment was primarily due to consensus projections of a protracted recession of the Russian economy as a result of Russia's invasion of Ukraine. To determine the fair value of our investment in MLU B.V., we utilized a market approach referencing revenue multiples from publicly traded peer companies.

2021

On August 30, 2021, we entered into an agreement with Yandex (the "Framework Agreement") to restructure our joint ventures, MLU B.V. and Yandex Self Driving Group B.V. ("SDG") and we would sell to Yandex (i) our 4.5% equity interest in MLU B.V. and (ii) our entire equity interest in SDG (the "Initial Closing"). Subsequent to the Initial Closing, Yandex spun-off, by way of demerger from MLU B.V., its delivery businesses: Yandex.Eats, Yandex.Lavka and Yandex.Delivery (collectively, "Demerged Businesses"). Immediately following the demerger, Yandex acquired all of our equity interest in the Demerged Businesses ("Demerger Share Closing"). In connection with the Framework Agreement, we granted Yandex an option ("MLU B.V. Call Option") to acquire our remaining equity interest in MLU B.V. during the two-year period following the Initial Closing. The total consideration paid by Yandex to us for the transaction was $1.0 billion in cash allocated as follows: (i) $276 million for our 4.5% of equity interest in MLU B.V.; (ii) $412 million for our equity interest in the Demerged Businesses; (iii) $230 million for the MLU B.V. Call Option; and (iv) the remaining immaterial amounts to our interest in SDG.

Initial Closing

During the third quarter of 2021 and pursuant to the Framework Agreement, we completed the sale of our entire equity interest in SDG and 4.5% of equity interest in MLU B.V. to Yandex. At the initial closing, we derecognized 4.5% of equity interest in MLU B.V. and recognized a gain of $106 million in other income (expense), net on our consolidated statement of operations. The consideration allocated and gains recognized for the sale of our entire equity interest in SDG were not material.

Demerger Share Closing

During the fourth quarter of 2021 and pursuant to the Framework Agreement, MLU B.V. completed the spin-off of the Demerger Businesses and Yandex acquired all of our equity interest in the Demerged Businesses. As a result, we derecognized our entire equity interest in the Demerged Businesses and recognized a gain of $242 million in other income (expense), net in our consolidated statement of operations.

2023

<u>*Sale of Our Remaining Interest in MLU B.V.*</u>

On April 21, 2023, we entered into and closed on a definitive agreement to sell our remaining 29% equity interest in MLU B.V. to Yandex for $703 million in cash and recognized an immaterial loss from this transaction recorded in other income (expense), net in our consolidated statements of operations during the year ended December 31, 2023. After this transaction, we no longer have an equity interest in MLU B.V.

MLU B.V. Call Option

The MLU B.V. Call Option was recorded as a liability in accrued and other current liabilities on our consolidated balance sheets, initially valued at $230 million and measured at fair value on a recurring basis with changes in fair value recorded in other income (expense), net in the consolidated statements of operations.

As of December 31, 2022, the fair value of the MLU B.V. Call Option was $2 million. We recorded a $191 million net gain for the fair value change during the year ended December 31, 2022. To determine the fair value of the MLU B.V. Call Option as of December 31, 2022, we used a lattice model which simulated multiple scenarios of the exercise behaviors and the corresponding strike prices over the term of the call option. Key inputs to the lattice model were: the underlying business value; option term of 0.7 years; volatility of 65%; risk-free interest rates; and strike price (Level 3).

As part of our sale of our remaining interest in MLU B.V. to Yandex during the second quarter of 2023, the MLU B.V. Call Option was extinguished and we recognized a gain that was not material in other income (expense), net in our consolidated statement of operations during the year ended December 31, 2023.

Note 5 – Property and Equipment, Net

The components of property and equipment, net were as follows (in millions):

	As of December 31,	
	2022	**2023**
Land	$ 65	$ 65
Building and site improvements	739	739
Leasehold improvements	609	658
Computer equipment	529	542
Leased computer equipment	712	683
Leased vehicles	11	2
Internal-use software	389	488
Furniture and fixtures	94	94
Construction in progress	219	203
Total	3,367	3,474
Less: Accumulated depreciation and amortization	(1,285)	(1,401)
Property and equipment, net	$ 2,082	$ 2,073

Amounts in construction in progress represent buildings, leasehold improvements, assets under construction, and other assets not placed in service.

Depreciation expense relating to property and equipment was $393 million, $346 million, and $355 million for the years ended December 31, 2021, 2022 and 2023, respectively. Included in these amounts were depreciation expense for leased computer equipment in the amount of $217 million, $186 million, and $187 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated depreciation and amortization included $305 million and $250 million of leased computer equipment depreciation as of December 31, 2022 and 2023, respectively.

Amortization of capitalized software development costs was not material for the years ended December 31, 2021, 2022 and 2023.

Note 6 - Leases

Our leases primarily include corporate offices, data centers, and servers. The lease term of operating and finance leases vary from less than a year to 76 years. We have leases that include one or more options to extend the lease term for up to 14 years as well as options to terminate the lease within one year. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

The components of our lease expense were as follows (in millions):

| | Year Ended December 31, | | |
	2021	2022	2023
Lease cost			
Finance lease cost:			
Amortization of assets	$ 217	$ 186	$ 188
Interest of lease liabilities	12	13	31
Operating lease cost	299	304	321
Short-term lease cost	7	7	10
Variable lease cost	96	142	129
Sublease income	(5)	(17)	(22)
Total lease cost	$ 626	$ 635	$ 657

Supplemental cash flow information related to leases was as follows (in millions):

| | Year Ended December 31, | | |
	2021	2022	2023
Other information			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from financing leases	$ 11	$ 13	$ 32
Operating cash flows from operating leases	297	339	335
Financing cash flows from financing leases	226	184	171
Right-of-use assets obtained in exchange for lease obligations:			
Operating lease liabilities	$ 273	$ 329	$ 84
Finance lease liabilities	184	349	216

Supplemental balance sheet information related to leases was as follows (in millions, except lease term and discount rate):

| | As of December 31, | |
	2022	2023
Operating Leases		
Operating lease right-of-use assets	$ 1,449	$ 1,241
Operating lease liability, current	$ 201	$ 190
Operating lease liabilities, non-current	1,673	1,550
Total operating lease liabilities	$ 1,874	$ 1,740

	As of December 31,			
	2022		**2023**	
Finance Leases				
Property and equipment, at cost	$	712	$	683
Accumulated depreciation		(305)		(250)
Property and equipment, net	$	407	$	433
Other current liabilities	$	115	$	156
Other long-term liabilities		284		322
Total finance leases liabilities	$	399	$	478

	As of December 31,	
	2022	**2023**
Weighted-average remaining lease term		
Operating leases	15 years	15 years
Finance leases	3 years	3 years
Weighted-average discount rate		
Operating leases	6.6 %	6.6 %
Finance leases	5.7 %	6.3 %

Maturities of lease liabilities were as follows (in millions):

	As of December 31, 2023			
	Operating Leases		**Finance Leases**	
2024	$	294	$	199
2025		272		171
2026		236		131
2027		218		22
2028		196		—
Thereafter		1,899		1
Total undiscounted lease payments		3,115		524
Less: imputed interest		(1,375)		(46)
Total lease liabilities	$	1,740	$	478

As of December 31, 2023, additional operating leases and finance leases that have not yet commenced are immaterial.

Mission Bay 1 & 2

In 2015, we entered into a joint venture ("JV") agreement with a real estate developer ("JV Partner") to develop land ("the Land") in San Francisco to construct our new headquarters (the "Headquarters"). The Headquarters consists of two adjacent office buildings totaling approximately 423,000 rentable square feet. In connection with the JV arrangement, we acquired a 49% interest in the JV, the principal asset of which was the Land.

In 2016, we and the JV Partner agreed to dissolve the JV and terminate our commitment to the lease of the Headquarters (together "the real estate transaction") and we retained a 49% indirect interest in the Land ("Indirect Interest"). Under the terms of the real estate transaction, we obtained the rights and title to the partially constructed building, completed the development of the two office buildings and retained a 100% ownership in the buildings. In connection with the real estate transaction, we also executed two 75-year land lease agreements ("Land Leases"). As of December 31, 2023, commitments under the Land Leases total $116 million until February 2032. After 2032, the annual rent amount will adjust annually based on the prevailing consumer price index.

The real estate transaction is accounted for as a financing transaction of our 49% Indirect Interest due to our continuing involvement through a purchase option on the Indirect Interest. As a financing transaction, the cash and deferred sales proceeds received from the real estate transaction are recorded as a financing obligation. As of December 31, 2023, our Indirect Interest of $65 million is included in property and equipment, net and a corresponding financing obligation of $76 million is included in other long-term liabilities. Future land lease payments of $1.7 billion are allocated 49% to the financing obligation of the Indirect Interest and 51% to the operating lease of land.

Future minimum payments related to the financing obligations as of December 31, 2023 are summarized below (in millions):

Fiscal Year Ending December 31,	Future Minimum Payments
2024	$ 6
2025	6
2026	7
2027	7
2028	7
Thereafter	798
Total	$ 831

Note 7 – Goodwill and Intangible Assets

Goodwill

The following table presents the changes in the carrying value of goodwill by segment (in millions):

	Mobility	Delivery	Freight	Total Goodwill
Balance as of January 1, 2022	$ 2,581	$ 4,401	$ 1,438	$ 8,420
Acquisitions	64	—	—	64
Measurement period adjustment	2	—	(2)	—
Divestiture	(16)	—	—	(16)
Foreign currency translation adjustment	(210)	4	1	(205)
Balance as of December 31, 2022	2,421	4,405	1,437	8,263
Loss on disposal	(9)	—	—	(9)
Divestiture	—	(36)	—	(36)
Foreign currency translation and other adjustments	(75)	—	8	(67)
Balance as of December 31, 2023	$ 2,337	$ 4,369	$ 1,445	$ 8,151

Intangible Assets

The components of intangible assets, net were as follows (in millions except years):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life - Years
December 31, 2022				
Consumer, Merchant and other relationships	$ 1,825	$ (506)	$ 1,319	9
Developed technology	921	(517)	404	5
Trade name, trademarks and other	247	(96)	151	6
Intangible assets	$ 2,993	$ (1,119)	$ 1,874	

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life - Years
December 31, 2023				
Consumer, Merchant and other relationships	$ 1,800	$ (697)	$ 1,103	8
Developed technology	890	(621)	269	5
Trade name, trademarks and other	154	(101)	53	4
Intangible assets	$ 2,844	$ (1,419)	$ 1,425	

Amortization expense for intangible assets subject to amortization was $439 million, $523 million, and $362 million for the years ended December 31, 2021, 2022 and 2023, respectively.

The estimated aggregate future amortization expense for intangible assets subject to amortization as of December 31, 2023 is summarized below (in millions):

Year Ending December 31,	Estimated Future Amortization Expense
2024	$ 291
2025	248
2026	187
2027	171
2028	128
Thereafter	398
Total	$ 1,423

Note 8 – Long-Term Debt and Revolving Credit Arrangements

Components of debt, including the associated effective interest rates and maturities were as follows (in millions, except for percentages):

	As of December 31,		Effective Interest Rates	Maturities
	2022	**2023**		
2025 Refinanced Term Loan	$ 1,433	$ —	— %	—
2027 Refinanced Term Loan	1,078	—	— %	—
2030 Refinanced Term Loans	—	1,986	8.3 %	March 3, 2030
2025 Senior Note	1,000	—	— %	—
2026 Senior Note	1,500	1,500	8.1 %	November 1, 2026
2027 Senior Note	1,200	1,200	7.7 %	September 15, 2027
2028 Senior Note	500	500	7.0 %	January 15, 2028
2029 Senior Note	1,500	1,500	4.7 %	August 15, 2029
2025 Convertible Notes	1,150	1,150	0.2 %	December 15, 2025
2028 Convertible Notes	—	1,725	0.9 %	December 1, 2028
Total debt	9,361	9,561		
Less: unamortized discount and issuance costs	(69)	(77)		
Less: current portion of long-term debt	(27)	(25)		
Total long-term debt	$ 9,265	$ 9,459		

2016 and 2018 Senior Secured Term Loans Refinancing

On February 25, 2021, we entered into a refinancing transaction under which we borrowed $2.6 billion pursuant to an amendment to the 2016 Senior Secured Term Loan agreement, the proceeds of which were used to repay in full all previously outstanding loans under the 2016 Senior Secured Term Loan agreement and the 2018 Senior Secured Term Loan agreement. The $2.6 billion was comprised of (i) a $1.1 billion tranche with a maturity date of February 25, 2027, replacing the 2016 Senior Secured Term Loan as a Refinancing Term Loan (the "2027 Refinanced Term Loan"), and (ii) a $1.5 billion tranche with a maturity date of April 4, 2025, replacing the 2018 Senior Secured Term Loan as an Incremental Term Loan (the "2025 Refinanced Term Loan"). The interest rate for the 2027 Refinanced Term Loan and the 2025 Refinanced Term Loan was the London Interbank Offered Rate ("LIBOR") plus 3.50% per annum, subject to a floor of 0.00%. The refinancing transaction qualified as a debt modification that did not result in an extinguishment. In March 2023, we entered into a refinancing transaction, the proceeds of which were used to repay in full, our previously outstanding 2025 Refinanced Term Loan and the 2027 Refinanced Term Loan, as described in the section titled "2030 Refinanced Term Loans" below.

2030 Refinanced Term Loans

In March 2023, we entered into two refinancing transactions pursuant to an amendment to the 2016 Senior Secured Term Loan Agreement. On March 3, 2023, we entered into a refinancing transaction under which we borrowed $1.75 billion ("First Closing"), the proceeds of which were used to repay in full the outstanding 2025 Refinanced Term Loan of $1.4 billion and $317 million of the outstanding 2027 Refinanced Term Loan. On March 14, 2023, we entered into the second refinancing transaction under which we borrowed $761 million ("Second Closing"), the proceeds of which were used to repay in full the outstanding 2027 Refinanced Term Loan. The Second Closing constituted an additional term loan in the same tranche as the First Closing (collectively, the "2030

Refinanced Term Loans").

The 2030 Refinanced Term Loans have a maturity date of March 3, 2030. The interest rate for the 2030 Refinanced Term Loans is Secured Overnight Financing Rate ("SOFR") plus 2.75% per annum, subject to a floor of 0.00%. The refinancing transactions qualified as both a debt modification and debt extinguishment. As a result, we recognized an immaterial loss on debt extinguishment during the year ended December 31, 2023 in other income (expense), net in our consolidated statement of operations. The refinancing transactions resulted in: (i) $1.1 billion cash inflow from the issuance of the 2030 Refinanced Term Loans, net of issuance costs, from new lenders and additional principal from existing lenders; (ii) a $1.1 billion cash outflow of principal payments on the 2025 Refinanced Term Loan and 2027 Refinanced Term Loan to exiting lenders and lower principal from existing lenders. The cash inflow and cash outflow are recorded within cash flows from financing activities in our consolidated statement of cash flows for the year ended December 31, 2023.

In November 2023, we used a portion of the net proceeds from our 2028 Convertible Notes offering, described below, to pay down $500 million of our 2030 Refinanced Term Loans. As a result, we recognized an immaterial loss on debt extinguishment for the year ended December 31, 2023 in other income (expense), net in our consolidated statement of operations. The partial extinguishment did not result in any changes to the terms of our 2030 Refinanced Term Loans.

The 2030 Refinanced Term Loans are guaranteed by certain of our material domestic restricted subsidiaries. The 2030 Refinanced Term Loans agreements contain customary covenants restricting our and certain of our subsidiaries' ability to incur debt, incur liens and undergo certain fundamental changes. We were in compliance with all covenants as of December 31, 2023. The loan is secured by certain of our intellectual property and equity of certain material foreign subsidiaries.

The fair value of our 2030 Refinanced Term Loans was $2.0 billion as of December 31, 2023 and was determined based on quoted prices in markets that are not active, which is considered a Level 2 valuation input.

During the first quarter of 2023, we identified an immaterial error related to the 2021 statement of cash flows, which omitted a $282 million cash inflow from the issuance of the 2025 and 2027 Refinanced Term Loans and a $282 million cash outflow of principal repayment of the 2016 and 2018 Senior Secured Term Loans within cash flows from financing activities. Accordingly, the accompanying consolidated statement of cash flows for the year ended December 31, 2021 reflects the correction of this error to previously issued financial statements. The correction resulted in a net impact of $0 on net cash provided by financing activities for the year ended December 31, 2021.

2028 Convertible Notes and Capped Call Transactions

2028 Convertible Notes

In November 2023, we issued $1.73 billion aggregate principal amount of 0.875% convertible senior notes due in 2028 (the "2028 Convertible Notes"), including the exercise in full by the initial purchasers of the 2028 Convertible Notes of their option to purchase up to an additional $225 million principal amount of the 2028 Convertible Notes. The 2028 Convertible Notes were issued in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2024, and the notes will mature on December 1, 2028, unless earlier converted, redeemed or repurchased. The net proceeds from this offering were approximately $1.70 billion, after deducting the debt issuance costs. We used a portion of the net proceeds from this offering to fund the cost of entering into the capped call transactions, described below. Additionally, we used the remainder of the net proceeds, along with cash on hand, to redeem all of our outstanding 2025 Senior Notes and partially pay down our 2030 Refinanced Term Loans.

Holders of the 2028 Convertible Notes may convert their notes at their option at any time prior to the close of business on the business day immediately preceding September 1, 2028 only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on March 31, 2024 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price (as defined below) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (iii) if we call such notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the applicable redemption date; or (iv) upon the occurrence of specified corporate events. On or after September 1, 2028 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time, regardless of the foregoing circumstances.

As of December 31, 2023, none of the conditions permitting the holders of the 2028 Convertible Notes to convert their notes early had been met. Therefore, the 2028 Convertible Notes are classified as long-term.

The initial conversion rate is 13.7848 shares of the common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $72.54 per share of the common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Upon conversion of the 2028 Convertible Notes, we must pay cash up to the aggregate principal amount of the notes to be converted and pay or deliver as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted.

We may not redeem the notes prior to December 5, 2026. We may redeem for cash all or any portion of the notes, at our option, on or after December 5, 2026, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The indenture governing the 2028 Convertible Notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries.

The fair value of our 2028 Convertible Notes was $1.9 billion as of December 31, 2023 and was determined based on quoted prices in markets that are not active, which is considered a Level 2 valuation input.

Capped Calls

In connection with the issuance of the 2028 Convertible Notes, we entered into privately negotiated capped call transactions ("the Capped Calls") with certain of the initial purchasers of the 2028 Convertible Notes or their respective affiliates (the "option counterparties") at a cost of approximately $141 million. The Capped Calls cover, subject to anti-dilution adjustments, the number of shares of our common stock initially underlying the 2028 Convertible Notes. By entering into the Capped Calls, we expect to reduce the potential dilution to our common stock (or, in the event a conversion of the 2028 Convertible Notes is settled in cash, to reduce our cash payment obligation) in the event that at the time of conversion of the 2028 Convertible Notes the trading price of our common stock price exceeds the conversion price of the 2028 Convertible Notes.

The initial cap price of the Capped Calls was approximately $95.81 per share, which represents a premium of 75% over the last reported sale price of our common stock of $54.75 on the New York Stock Exchange on November 20, 2023, and is subject to certain adjustments under the terms of the Capped Calls. The Capped Calls were included in additional paid-in capital in the consolidated balance sheet as of December 31, 2023, with no remeasurement in subsequent periods as it meets the conditions for equity classification.

2025 Convertible Notes

In December 2020, we issued $1.15 billion aggregate principal amount of 0% convertible senior notes due in 2025 (the "2025 Convertible Notes"), including the exercise in full by the initial purchasers of the 2025 Convertible Notes of their option to purchase up to an additional $150 million principal amount of the 2025 Convertible Notes. The 2025 Convertible Notes were issued in a private placement to qualified institutional buyers pursuant to Rule144A under the Securities Act. The 2025 Convertible Notes will mature on December 15, 2025, unless earlier converted, redeemed or repurchased.

Holders of the 2025 Convertible Notes may convert their notes at their option at any time prior to the close of business on the business day immediately preceding September 15, 2025 only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price (as defined below) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (iii) if we call such notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the applicable redemption date; or (iv) upon the occurrence of specified corporate events. On or after September 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time, regardless of the foregoing circumstances.

As of December 31, 2023, none of the conditions permitting the holders of the 2025 Convertible Notes to convert their notes early had been met. Therefore, the 2025 Convertible Notes are classified as long-term.

The initial conversion rate is 12.3701 shares of common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $80.84 per share of common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid special interest.

Upon conversion of the 2025 Convertible Notes, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. We may not redeem the notes prior to December 20, 2023. We may redeem for cash all or any portion of the notes, at our option, on or after December 20, 2023 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

The indenture governing the 2025 Convertible Notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries.

Prior to the adoption of ASU 2020-06, the proceeds from the issuance of the 2025 Convertible Notes were allocated between the conversion feature recorded as equity and the liability for the notes themselves. The difference of $243 million between the principal amount of the 2025 Convertible Notes and the liability component (the "debt discount") was amortized to interest expense using the effective interest method over the term of the 2025 Convertible Notes. The equity component of the 2025 Convertible Notes was included in additional paid-in capital in the consolidated balance sheet as of December 31, 2020 and was not remeasured as it continued to meet the conditions for equity classification. To determine the fair value of the liability component of the 2025 Convertible Notes as of the pricing date, we used the binomial model with inputs of time to maturity, conversion ratio, our stock price, risk free rate and volatility.

Effective January 1, 2021, we early adopted ASU 2020-06 using the modified retrospective approach. The adoption of this standard resulted in a decrease to additional paid-in capital of $243 million and an increase to our 2025 Convertible Notes by the same amount. At adoption, there was no adjustment recorded to the opening accumulated deficit. As a result of the adoption, starting on January 1, 2021 interest expense is reduced as a result of accounting for the 2025 Convertible Notes as a single liability measured at its amortized cost.

The fair value of our 2025 Convertible Notes was $1.2 billion as of December 31, 2023 and was determined based on quoted prices in markets that are not active, which is considered a Level 2 valuation input.

Amendments to 2025 Convertible Notes

On November 24, 2023, we entered into the First Supplemental Indenture (the "First Supplemental Indenture"), to an indenture, dated as of December 11, 2020 (the "Base Indenture"), by and between us and the U.S. Bank Trust Company, National Association, as trustee, governing our outstanding 2025 Convertible Notes. Pursuant to the First Supplemental Indenture, we irrevocably elected (i) to eliminate our option to choose Physical Settlement (as defined in the Base Indenture) on any conversion of the 2025 Convertible Notes that occurs on or after the date of the First Supplemental Indenture, (ii) Cash Settlement or Combination Settlement (each as defined in the Base Indenture) as the Settlement Method of any conversion of the 2025 Convertible Notes and (iii) that, with respect to any Combination Settlement for a conversion of the 2025 Convertible Notes, the Specified Dollar Amount (as defined in the Base Indenture) that will be settled in cash per $1,000 principal amount of the 2025 Convertible Notes will be no lower than $1,000.

Senior Notes

In October 2018, we issued five-year notes with aggregate principal amount of $500 million due on November 1, 2023 (the "2023 Senior Notes") and eight-year notes with aggregate principal amount of $1.5 billion due on November 1, 2026 (the "2026 Senior Notes") in a private placement offering totaling $2.0 billion. We issued the 2023 and 2026 Senior Notes at par and paid approximately $9 million for debt issuance costs. The interest is payable semi-annually on May 1 and November 1 of each year at 7.5% per annum and 8.0% per annum, respectively, beginning on May 1, 2019, and the entire principal amount is due at the time of maturity.

In September 2019, we issued eight-year notes with aggregate principal amount of $1.2 billion due on September 15, 2027 (the "2027 Senior Notes") in a private placement to qualified institutional buyers pursuant to Rule144A under the Securities Act. We issued the 2027 Senior Notes at par and paid approximately $11 million for debt issuance costs. The interest is payable semi-annually in arrears on March 15 and September 15 of each year at 7.5% per annum, beginning on March 15, 2020, and the entire principal amount is due at the time of maturity.

In May 2020, we issued five-year notes with an aggregate principal amount of $1.0 billion due on May 15, 2025 (the "2025 Senior Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We issued the 2025 Senior Notes at par and paid approximately $8 million for debt issuance costs. The interest is payable semi-annually in arrears on May 15 and November 15 of each year at 7.5% per annum, beginning on November 15, 2020, and the entire principal amount is due at the time of maturity. In December, 2023, we used a portion of the net proceeds from our 2028 Convertible Notes offering, discussed above, along with cash on hand, to redeem, in full, the outstanding 2025 Senior Notes. As a result, we recognized an immaterial loss on debt extinguishment for the year ended December 31, 2023 in other income (expense), net in our consolidated statement of operations. Following the redemption, the 2025 Senior Notes are no longer outstanding.

In September 2020, we issued eight-year notes with an aggregate principal amount of $500 million due on January 15, 2028 (the "2028 Senior Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We issued the 2028 Senior Notes at par and paid approximately $5 million for debt issuance costs. The interest is payable semi-annually in arrears on January 15 and July 15 of each year at 6.25% per annum, beginning on July 15, 2021, and the entire principal amount is due at the time of maturity. In October 2020, we used the net proceeds from this offering, along with cash on hand, to redeem, in full, the outstanding 2023 Senior Notes. The redemption of the 2023 Senior Notes was for substantially identical 2028 Senior Notes. Following the redemption, there were no 2023 Senior Notes outstanding.

In August 2021, we issued eight-year notes with an aggregate principal amount of $1.5 billion due on August 15, 2029 (the "2029 Senior Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We issued the 2029 Senior Notes at par and paid approximately $16 million for debt issuance costs. The interest is payable semi-annually in arrears on February 15 and August 15 of each year at 4.50% per annum, beginning on February 15, 2022, and the entire principal amount is due at the time of maturity and therefore, the 2029 Senior Notes are classified as long-term. We used the net proceeds from this offering to finance a portion of the consideration payable in cash, and certain related fees and expenses incurred, in connection with the acquisition of Transplace, by our majority-owned subsidiary, Uber Freight Holding Corporation ("Freight Holding"). Refer to Note 17 – Business Combinations for additional information on the Transplace acquisition.

The 2026, 2027, 2028 and 2029 Senior Notes (collectively "Senior Notes") are guaranteed by certain of our material domestic restricted subsidiaries. The indentures governing the Senior Notes contain customary covenants restricting our and certain of our subsidiaries' ability to incur debt and incur liens, as well as certain financial covenants specified in the indentures. We were in compliance with all covenants as of December 31, 2023.

The following table presents the fair values of our Senior Notes as of December 31, 2023, and were determined based on quoted prices in markets that are not active, which is considered a Level 2 valuation input (in millions):

	As of December 31, 2023
2026 Senior Note	1,528
2027 Senior Note	1,238
2028 Senior Note	503
2029 Senior Note	1,431
Total	$ 4,700

The future principal payments for our long-term debt as of December 31, 2023 is summarized as follows (in millions):

	Future Minimum Payments
Year Ending December 31,	
2024	$ 25
2025	1,175
2026	1,525
2027	1,225
2028	1,750
Thereafter	3,860
Total	$ 9,560

The following table presents the amount of interest expense recognized relating to the contractual interest coupon and amortization of the debt discount and issuance costs with respect to our long-term debt, for the years ended December 31, 2021, 2022 and 2023 (in millions):

	Year Ended December 31,		
	2021	2022	2023
Contractual interest coupon	$ 464	$ 510	$ 577
Amortization of debt discount and issuance costs	16	15	18
Total interest expense from long-term debt	$ 480	$ 525	$ 595

Revolving Credit Arrangements

We have a revolving credit agreement initially entered into during 2015 with certain lenders, which provides for $2.3 billion in credit maturing on June 13, 2023 ("Revolving Credit Facility"). On April 4, 2022, we entered into an amendment to our Revolving Credit Facility to, among other things, (i) provide for approximately $2.2 billion of revolving credit commitments, (ii) extend the maturity date for the commitments and loans from June 13, 2023 to April 4, 2027, (iii) reduce the minimum liquidity covenant from $1.5 billion to $1.0 billion, (iv) replace the LIBOR based interest rate with a SOFR based interest rate, and (v) make certain other changes to the negative covenants under the amended revolving credit agreement. The Revolving Credit Facility may be guaranteed by certain of our material domestic restricted subsidiaries based on certain conditions. The credit agreement contains customary covenants restricting our and certain of our subsidiaries' ability to incur debt, incur liens, and undergo certain fundamental changes, as well as maintain a certain level of liquidity specified in the contractual agreement. The credit agreement also contains customary events of default. The Revolving Credit Facility also contains restrictions on the payment of dividends.

On July 28, 2023, we entered into a joinder agreement to our Revolving Credit Facility to add an incremental revolving loan lender and increase the available commitments under the Revolving Credit Facility by an aggregate principal amount of $250 million. The joinder agreement brings the total revolver capacity to approximately $2.5 billion. There were no changes to the pricing or maturity of the Revolving Credit Facility.

As of December 31, 2023, there was no balance outstanding on the Revolving Credit Facility.

Additionally, in February 2023, Freight Holding entered into a $300 million senior secured asset-based revolving credit facility guaranteed by the assets of Freight Holding. As of December 31, 2023, there was no balance outstanding on Freight Holding's revolving credit facility.

Letters of Credit

For purposes of securing obligations related to leases and other contractual obligations, we also maintain an agreement for letters of credit, which is collateralized by our Revolving Credit Facility and reduces the amount of credit available. As of December 31, 2022 and 2023, we had letters of credit outstanding of $839 million and $975 million, respectively, of which the letters of credit that reduced the available credit under the Revolving Credit Facility were $261 million and $287 million, respectively.

Note 9 – Supplemental Financial Statement Information

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were as follows (in millions):

	As of December 31,			
	2022		2023	
Prepaid expenses	$	310	$	400
Other receivables		710		717
Other		459		564
Prepaid expenses and other current assets	$	1,479	$	1,681

Accrued and Other Current Liabilities

Accrued and other current liabilities were as follows (in millions):

	As of December 31,			
	2022		2023	
Accrued legal, regulatory and non-income taxes	$	1,573	$	1,044
Accrued Drivers and Merchants liability		1,593		1,996
Accrued compensation and employee benefits		587		710
Income and other tax liabilities		476		684
Commitment to issue unsecured convertible notes in connection with Careem acquisition		152		128
Other		1,851		1,896
Accrued and other current liabilities	$	6,232	$	6,458

Other Long-Term Liabilities

Other long-term liabilities were as follows (in millions):

	As of December 31,			
	2022		2023	
Deferred tax liabilities	$	27	$	56
Other		759		776
Other long-term liabilities	$	786	$	832

Accumulated Other Comprehensive Income (Loss)

The changes in composition of accumulated other comprehensive income (loss), net of tax, for the were as follows (in millions):

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Available- for-Sale Securities, Net of Tax	Total
Balance as of December 31, 2020	$ (581)	$ 46	$ (535)
Other comprehensive income before reclassifications [1]	57	2,562	2,619
Amounts reclassified from accumulated other comprehensive income [1], [2]	—	(2,608)	(2,608)
Other comprehensive income (loss)	57	(46)	11
Balance as of December 31, 2021	$ (524)	$ —	$ (524)

[1] On December 1, 2021, Grab completed its planned SPAC merger with Altimeter Growth Corporation, resulting in Grab becoming a publicly traded company post combination. Upon the completion of the merger, our investment in Series G preferred shares of Grab converted into the newly issued Class A ordinary shares of the publicly traded company. Upon the conversion, we released the accumulative pre-tax unrealized gains recorded through other comprehensive income and recognized them as unrealized gains in other income (expense), net in our consolidated statement of operations as of December 31, 2021. Refer to Note 3 – Investments and Fair Value Measurement for further information.

[2] The amounts reclassified from accumulated other comprehensive income are recorded in other income (expense), net and the related tax impact of $176 million is recorded in provision for (benefit from) income taxes on the consolidated statement of operations.

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Available- for-Sale Securities, Net of Tax	Total
Balance as of December 31, 2021	$ (524)	$ —	$ (524)
Other comprehensive income before reclassifications	81	—	81
Amounts reclassified from accumulated other comprehensive income	—	—	—
Other comprehensive income (loss)	81	—	81
Balance as of December 31, 2022	$ (443)	$ —	$ (443)

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Available- for-Sale Securities, Net of Tax	Total
Balance as of December 31, 2022	$ (443)	$ —	$ (443)
Other comprehensive income before reclassifications	(123)	5	(118)
Amounts reclassified from accumulated other comprehensive income [1]	140	—	140
Other comprehensive income (loss)	17	5	22
Balance as of December 31, 2023	$ (426)	$ 5	$ (421)

[1] The amounts were reported as part of the loss from the sale of our remaining interest in MLU B.V., which was recorded in other income (expense), net in our consolidated statements of operations during the year ended December 31, 2023. Refer to Note 4 - Equity Method Investments for further information.

Other Income (Expense), Net

The components of other income (expense), net were as follows (in millions):

	Year Ended December 31,		
	2021	**2022**	**2023**
Interest income	$ 37	$ 139	$ 484
Foreign currency exchange gains (losses), net	(67)	(147)	(182)
Gain on business divestitures, net [(1)]	1,684	14	204
Gain (loss) from sale of investments [(2)]	413	—	(74)
Unrealized gain (loss) on debt and equity securities, net [(3)]	1,142	(7,045)	1,610
Impairment of equity method investment [(4)]	—	(182)	—
Revaluation of MLU B.V. call option [(5)]	—	191	—
Other, net	83	1	(198)
Other income (expense), net	$ 3,292	$ (7,029)	$ 1,844

[(1)] During the year ended December 31, 2021, gain on business divestitures, net represented a $1.6 billion gain on the sale of our ATG Business to Aurora recognized in the first quarter of 2021.

During the year ended December 31, 2023, gain on business divestitures, net represents a $204 million gain on the sale of interest in Careem Technologies. Refer to Note 18 – Divestitures for further information.

[(2)] During the year ended December 31, 2021, gain from sale of investments primarily represented a $348 million gain recognized from sale of our equity interests in MLU B.V. Refer to Note 4 - Equity Method Investments for further information.

[(3)] During the year ended December 31, 2021, unrealized gain (loss) on debt and equity securities, net primarily represented a $1.6 billion unrealized gain on our Grab investment, a $1.6 billion unrealized gain on our Aurora Investments and a $991 million net unrealized gain on our Zomato investment, partially offset by a $3.0 billion net unrealized loss on our Didi investment.

During the year ended December 31, 2022, unrealized gain (loss) on debt and equity securities, net primarily represented a $3.0 billion net unrealized loss on our Aurora investments, a $2.1 billion net unrealized loss on our Grab investment, a $1.0 billion net unrealized loss on our Didi investment, a $747 million change of fair value on our Zomato investment, as well as a $142 million net unrealized loss on our other investments in securities accounted for under the fair value option.

During the year ended December 31, 2023, unrealized gain (loss) on debt and equity securities, net primarily represents changes in the fair value of our equity securities including: a $985 million net unrealized gain on our Aurora investment, a $443 million net unrealized gain on our Didi investment, a $84 million net unrealized gain on our Joby investment, and a $80 million net unrealized gain on our Grab investment. Refer to Note 3 – Investments and Fair Value Measurement for further information.

[(4)] During the year ended December 31, 2022, impairment of equity method investment represents a $182 million impairment loss recorded on our MLU B.V. equity method investment. Refer to Note 4 – Equity Method Investments for further information.

[(5)] During the year ended December 31, 2022, revaluation of MLU B.V. call option represents a $191 million net gain for the change in fair value of the call option granted to Yandex ("MLU B.V. Call Option"). Refer to Note 4 – Equity Method Investments for further information.

Note 10 – Stockholders' Equity

Common Stock

As of December 31, 2023, we have the authority to issue 5.0 billion shares of common stock with a par value of $0.00001 per share. Holders of common stock are entitled to dividends when and if declared by the board of directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of December 31, 2023, no dividends have been declared and there were 2.1 billion shares of common stock issued and outstanding.

Preferred Stock

Our board of directors has the authority to issue up to 10 million shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. As of December 31, 2022 and 2023, there was no preferred stock issued and outstanding.

Equity Compensation Plans

We maintain four equity compensation plans that provide for the issuance of shares of our common stock to our officers and other employees, directors, and consultants: the 2010 Stock Plan (the "2010 Plan"), the 2013 Equity Incentive Plan (the "2013 Plan"), the 2019 Equity Incentive Plan (the "2019 Plan"), and the 2019 Employee Stock Purchase Plan (the "ESPP"), which have all been approved by stockholders. Following our IPO in May 2019, we have only issued awards under the 2019 Plan and the ESPP, and no additional awards will be granted under the 2010 and 2013 Plans. These plans provide for the issuance of incentive stock options ("ISOs"), nonqualified stock options ("NSOs"), SARs, restricted stock, RSUs, performance-based awards, and other awards (that are based in whole or in part by reference to our common stock).

The number of shares of our common stock available for issuance under the 2019 Plan automatically increases on January 1 of each year, for a period of not more than ten years, commencing on January 1, 2020 and ending on (and including) January 1, 2029 by the lesser of (a) 5% of the total number of the shares of common stock outstanding on December 31 of the immediately preceding calendar year, and (b) such number of shares determined by our board of directors. Pursuant to the automatic increase feature of the 2019 Plan, our board of directors approved an increase of 104 million shares reserved for issuance effective January 1, 2024, for a total of 460 million shares reserved.

Stock Option and SAR Activity

A summary of stock option and SAR activity for the year ended December 31, 2023 is as follows (in millions, except share amounts which are reflected in thousands, per share amounts, and years):

	SARs Outstanding Number of SARs	Options Outstanding Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
As of December 31, 2022	153	20,039	$ 13.90	3.47	$ 279
Granted	—	607	$ 36.63		
Exercised	(29)	(7,753)	$ 5.77		
Canceled and forfeited	(1)	(252)	$ 6.36		
As of December 31, 2023	123	12,641	$ 20.03	2.79	$ 535
Vested and expected to vest as of December 31, 2023	118	8,319	$ 13.41	2.43	$ 406
Exercisable as of December 31, 2023	118	8,319	$ 13.41	2.43	$ 406

The total intrinsic value of stock options and SARs exercised for the years ended December 31, 2021, 2022 and 2023, was $382 million, $101 million and $319 million, respectively.

RSU Activity

The following table summarizes the activity related to our RSUs for the year ended December 31, 2023 (in thousands, except per share amounts):

	Number of Shares	Weighted-Average Grant-Date Fair Value per Share
Unvested and outstanding as of December 31, 2022	98,167	$ 34.70
Granted	61,119	$ 34.13
Vested	(53,105)	$ 34.43
Canceled and forfeited	(15,354)	$ 34.47
Unvested and outstanding as of December 31, 2023	90,827	$ 34.49

The total fair value of RSUs vested for the years ended December 31, 2021, 2022 and 2023 was $1.5 billion, $1.8 billion, and $1.7 billion, respectively.

Restricted Common Stock

We have granted restricted common stock to certain continuing employees, primarily in connection with acquisitions. Vesting of this stock may be dependent on a combination of service and performance conditions that become satisfied upon the occurrence of a qualifying event. We have the right to repurchase shares for which the vesting conditions are not satisfied. During 2023, activity related to Uber's restricted common stock was not material. As of December 31, 2023, the amount of unvested restricted common stock was 801 thousand shares, with a weighted average grant date fair value of $43.50 per share.

Stock-Based Compensation Expense

Stock-based compensation expense is allocated based on the cost center to which the award holder belongs. The following table summarizes total stock-based compensation expense by function for the years ended December 31, 2021, 2022 and 2023 (in millions):

	Year Ended December 31,		
	2021	2022	2023
Operations and support	$ 139	$ 154	$ 184
Sales and marketing	83	102	96
Research and development	614	1,060	1,215
General and administrative	332	477	440
Total	$ 1,168	$ 1,793	$ 1,935

During the years ended December 31, 2021, 2022 and 2023, we modified the terms of stock-based awards for certain employees upon their termination or change in employment status. Incremental stock-based compensation cost in relation to the modification of stock-based awards was not material for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, there was $3.0 billion of unamortized compensation costs related to all unvested awards. The unamortized compensation costs are expected to be recognized over a weighted-average period of approximately 2.45 years. Stock-based compensation expense capitalized as internally developed software costs were not material for the years ended December 31, 2021, 2022 and 2023.

The tax benefits recognized in the consolidated statements of operations for stock-based compensation arrangements were not material during the years ended December 31, 2021, 2022 and 2023.

During 2021, 2022 and 2023, warrants vested to non-employee service providers and others were not material and no warrants were granted.

The weighted-average grant-date fair values of stock options and SARs granted to employees in the years ended December 31, 2021, 2022 and 2023 were $39.43, $13.58 and $16.63 per share, respectively. During 2022 and 2023, stock options and SARs granted were not material. The fair value of stock options and SARs granted was determined using the Black-Scholes option-pricing model using the weighted-average assumptions in the table below:

	Year Ended December 31, 2021
Expected term (in years)	5.1
Risk-free interest rate	0.9 %
Expected volatility	40.3 %
Expected dividend yield	— %

Performance awards with market-based targets granted in the years ended December 31, 2021, 2022 and 2023 were not material.

2019 Employee Stock Purchase Plan

The number of shares of Uber common stock available for issuance under the ESPP automatically increases on January 1 of each year, beginning in 2020 and continuing through 2029, by the lesser of (a) 1.0% of the total number of shares of common stock outstanding on December 31 of the immediately preceding calendar year, and (b) 25,000,000 shares. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. Pursuant to the automatic increase feature of the ESPP, effective January 1, 2024, a total of 101 million shares of common stock are reserved for issuance under the ESPP.

The stock-based compensation expense recognized for the ESPP was not material during the years ended December 31, 2021, 2022 and 2023. During the year ended December 31, 2023, we purchased 6 million shares of common stock under the ESPP at a weighted-average price of $23.38 per share. As of December 31, 2023, total unrecognized compensation cost related to the ESPP was $27 million, which will be amortized over a period of 0.29 years.

Share Repurchase Authorization

In February 2024, our board of directors authorized the repurchase of up to $7.0 billion in shares of our outstanding common stock. The timing, manner, price and amount of any repurchases are determined by the discretion of management, depending on market conditions and other factors. Repurchases may be made through open market purchases and accelerated share repurchases. The exact number of shares to be repurchased by us, if any, is not guaranteed. Depending on market conditions and other factors, these repurchases may be commenced or suspended at any time or periodically without prior notice.

Note 11 – Income Taxes

The U.S. and foreign components of income (loss) before provision for (benefit from) income taxes for the years ended December 31, 2021, 2022 and 2023 are as follows (in millions):

	Year Ended December 31,		
	2021	2022	2023
U.S.	$ (340)	$ (8,523)	$ 1,525
Foreign	(685)	(903)	796
Income (loss) before income taxes and income from equity method investments	$ (1,025)	$ (9,426)	$ 2,321

The components of the provision for (benefit from) income taxes for the years ended December 31, 2021, 2022 and 2023 are as follows (in millions):

	Year Ended December 31,		
	2021	2022	2023
Current			
Federal	$ —	$ 8	$ 1
State	4	15	16
Foreign	196	237	170
Total current tax expense	200	260	187
Deferred			
Federal	(76)	(251)	11
State	19	(92)	12
Foreign	(635)	(98)	3
Total deferred tax expense (benefit)	(692)	(441)	26
Total provision for (benefit from) income taxes	$ (492)	$ (181)	$ 213

The following is a reconciliation of the statutory federal income tax rate to our effective tax rate for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31,		
	2021	2022	2023
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State income tax expense	(2.3)	0.8	1.2
Foreign rate differential	10.3	2.0	(0.4)
Non-deductible expenses	(5.2)	(0.7)	(0.2)
Stock-based compensation	4.5	(1.4)	(1.9)
Federal research and development credits	7.8	0.6	(7.2)
Deferred tax on investments [1]	48.7	(1.1)	(3.5)
Entity restructuring [2]	(2.0)	(12.7)	0.6
Change in unrecognized tax benefits	(27.8)	(8.9)	(6.8)
Valuation allowance	(33.7)	1.1	(2.8)
US tax on foreign income	(10.8)	0.6	4.1
Withholding taxes [3]	(0.6)	(0.3)	9.5
Tax rate change	22.4	—	—
Other interest	16.8	1.7	(4.1)
Other, net [3]	(1.1)	(0.8)	(0.3)
Effective income tax rate	48.0 %	1.9 %	9.2 %

[1] The 2021 rate impact for "Deferred tax on investments" was primarily driven by the deferred China and U.S. tax impact related to our investment in Didi and the deferred U.S. tax impact related to our investments in Aurora, Grab, and Zomato.

The 2022 rate impact for "Deferred tax on investments" was primarily driven by the deferred U.S. tax impact related to our investments in Aurora, Grab, Zomato, and Didi.

The 2023 rate impact for "Deferred tax on investments" was primarily driven by the deferred U.S. tax impact related to our investments in Aurora and Didi.

[2] To align our structure to our evolving operations, in the second and fourth quarters of 2021, we completed intercompany transfers of certain intangible assets. These intercompany transfers did not have a material impact to the financial statements.

In the fourth quarter of 2022, we transferred certain intangible assets among our wholly-owned subsidiaries to align our structure to our evolving operations. The transfer resulted in a net reduction in deferred tax assets of $1.7 billion; however, there was no financial statement expense recognized since the deferred tax asset was offset by a full valuation allowance.

[3] 2021 and 2022 amounts have been conformed to the 2023 presentation.

The components of deferred tax assets and liabilities as of December 31, 2022 and 2023 are as follows (in millions):

| | As of December 31, | |
	2022	2023
Deferred tax assets		
Net operating loss carryforwards	$ 6,325	$ 6,164
Research and development credits	1,200	1,275
Stock-based compensation	45	66
Accruals and reserves	402	440
Accrued legal	184	120
Fixed assets and intangible assets	4,425	4,135
Lease liability	478	436
Interest limitation carryforwards	858	876
Capitalized research expenses	304	771
Other	320	211
Total deferred tax assets	14,541	14,494
Less: Valuation allowance	(13,971)	(13,945)
Total deferred tax assets, net of valuation allowance	570	549
Deferred tax liabilities		
Indefinite lived deferred tax liability [1]	—	114
ROU assets	354	301
Other	77	18
Total deferred tax liabilities	431	433
Net deferred tax assets (liabilities)	$ 139	$ 116

[1] As of December 31, 2022, the fair market value of our investments in Didi, Aurora, Grab, and Zomato decreased significantly, resulting in the reduction of indefinite-lived deferred tax liabilities.

As of December 31, 2023, the $114 million indefinite-lived deferred tax liability represents the deferred U.S. income tax expense, which will be incurred upon the eventual disposition of the shares underlying our investments in Aurora and Didi.

Based on available evidence, management believes it is not more-likely-than-not that the net U.S., Netherlands, and other non-material jurisdictions' deferred tax assets will be fully realizable. In these jurisdictions, we have recorded a valuation allowance against net deferred tax assets. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, excess tax benefits related to stock-based compensation, the expected timing of the reversals of existing taxable temporary differences and tax planning strategies by jurisdiction. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute our business plans and/or tax planning strategies. We had a valuation allowance against net deferred tax assets of $14.0 billion and $13.9 billion as of December 31, 2022 and 2023, respectively. In 2023, the decrease in the valuation allowance was primarily attributable to a decrease in deferred tax assets due to the utilization of net operating losses in the U.S., offset with an increase in deferred tax assets due to the generation of tax attributes in the Netherlands.

Based on our assessment of current income and anticipated future earnings, there is a reasonable possibility that we will have sufficient evidence to release a significant portion of the valuation allowance in the U.S. within the next 12 months. However, our judgment regarding future earnings and the exact timing and amount of any valuation allowance release are subject to change due to many factors, including future market conditions, the ability to successfully execute our business plans, and the amount of stock-based compensation tax deductions available in the future.

Release of the valuation allowance would result in the recognition of net deferred tax assets on our consolidated balance sheet and would decrease income tax expense in the period the release is recorded.

The indefinite carryforward period for net operating losses ("NOLs") means that indefinite-lived deferred tax liabilities can be considered as support for realization of deferred tax assets, which can affect the need to record or maintain a valuation allowance for deferred tax assets. As of December 31, 2022, we realized an immaterial amount of our U.S. federal and state deferred tax assets as a result of our indefinite-lived deferred tax liabilities being used as a source of income. As of December 31, 2023, we realized approximately $95 million of our U.S. federal and state deferred tax assets as a result of our indefinite-lived deferred tax liabilities being used as a source of income.

As of December 31, 2023, we had U.S. federal NOL carryforwards of $296 million that begin to expire in 2031 and $12.2 billion that have an unlimited carryover period. As of December 31, 2023, we had U.S. state NOL carryforwards of $8.8 billion that started expiring in 2023 and $1.9 billion that have an unlimited carryover period. As of December 31, 2023, we had foreign NOL carryforwards of $872 million that begin to expire in 2024 and $18.6 billion that have an unlimited carryover period.

As of December 31, 2023, we had U.S. federal research tax credit carryforwards of $1.0 billion that begin to expire in 2028. We had U.S. state research tax credit carryforwards of $4 million that begin to expire in 2033 and $696 million that have an unlimited carryover period.

In the event we experience an ownership change within the meaning of Section 382 of the Internal Revenue Code ("IRC"), our ability to utilize net operating losses, tax credits and other tax attributes may be limited. The most recent analysis of our historical ownership changes was completed through December 31, 2023. Based on the analysis, we do not anticipate a current limitation on the tax attributes.

The following table reflects changes in gross unrecognized tax benefits (in millions):

	Year Ended December 31,					
	2021		2022		2023	
Unrecognized tax benefits at beginning of year	$	2,293	$	2,657	$	3,513
Gross increases - current year tax positions		239		814		177
Gross increases - prior year tax positions		134		93		42
Gross decreases - prior year tax positions		(9)		(51)		(315)
Gross decreases - lapse of statute of limitations		—		—		(72)
Unrecognized tax benefits at end of year	$	2,657	$	3,513	$	3,345

As of December 31, 2023, approximately $94 million of unrecognized tax benefits, if recognized, would impact the effective tax rate. The remaining $3.3 billion of the unrecognized tax benefits would not impact the effective tax rate due to the valuation allowance against certain deferred tax assets.

We recognize accrued interest and penalties related to unrecognized tax benefits within the provision for income taxes in the consolidated statements of operations. The amount of interest and penalties accrued as of December 31, 2022 and 2023 was $21 million and $17 million, respectively.

Although the timing of the resolution and/or closure of audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. Given the number of years remaining subject to examination and the number of matters being examined, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits. Any changes to unrecognized tax benefits recorded as of December 31, 2023 that are reasonably possible to occur within the next 12 months are not expected to be material.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. We are also under various state and other foreign income tax examinations. We believe that adequate amounts have been reserved in these jurisdictions. To the extent we have tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state or foreign tax authorities to the extent utilized in a future period.

As of December 31, 2023, the open tax years for our major tax jurisdictions are as follows:

Jurisdiction	Tax Years
U.S. Federal	2011 - 2023
U.S. States	2005 - 2023
Brazil	2017 - 2023
Netherlands	2019 - 2023
United Kingdom	2013 - 2023

As of December 31, 2023, the amount of unrecognized deferred tax liability on the undistributed earnings from certain foreign subsidiaries that we intend to indefinitely reinvest is not material.

Note 12 – Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the periods presented. Diluted net income (loss) per share is computed by giving effect to all potential weighted average dilutive common stock. For diluted net income (loss) per share, the dilutive effect of outstanding awards is reflected by application of the treasury stock method and convertible securities by application of the if-converted method, as applicable.

We take into account the effect on consolidated net income (loss) per share of dilutive securities of entities in which we hold equity interests that are accounted for using the equity method.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders (in millions, except share amounts which are reflected in thousands, and per share amounts):

	Year Ended December 31,		
	2021	2022	2023
Basic net income (loss) per share:			
Numerator			
Net income (loss) including non-controlling interests	$ (570)	$ (9,138)	$ 2,156
Net income (loss) attributable to non-controlling interests, net of tax	(74)	3	269
Net income (loss) attributable to common stockholders	$ (496)	$ (9,141)	$ 1,887
Denominator			
Basic weighted-average common stock outstanding	1,892,546	1,972,131	2,035,651
Basic net income (loss) per share attributable to common stockholders [(1)]	$ (0.26)	$ (4.64)	$ 0.93
Diluted net income (loss) per share:			
Numerator			
Net income (loss) attributable to common stockholders	$ (496)	$ (9,141)	$ 1,887
Assumed net loss attributable to Uber Technologies, Inc. upon redemption of Freight Holding convertible common shares, non-controlling interest	(44)	(41)	(62)
Interest expense, amortization of debt discount and issuance costs of 2025 Convertible Notes and Careem Notes	—	—	2
Diluted net income (loss) attributable to common stockholders	$ (540)	$ (9,182)	$ 1,827
Denominator			
Number of shares used in basic net income (loss) per share computation	1,892,546	1,972,131	2,035,651
Weighted-average effect of potentially dilutive securities:			
Stock options	—	—	9,989
RSUs	—	—	25,671
Assumed common shares issued from outstanding RSAs	—	—	139
Warrants	—	—	73
Common shares issued for ESPP	—	—	627
Assumed redemption of Freight Holding convertible common shares, non-controlling interest	2,973	2,797	4,301
2025 Convertible Notes	—	—	12,784
Careem Notes	—	—	2,547
Diluted weighted-average common stock outstanding	1,895,519	1,974,928	2,091,782
Diluted net income (loss) per share attributable to common stockholders [(1)]	$ (0.29)	$ (4.65)	$ 0.87

[(1)] Per share amounts are calculated using unrounded numbers and therefore may not recalculate.

The following potentially dilutive outstanding securities were excluded from the computation of diluted net income (loss) per share because their effect would have been anti-dilutive for the periods presented, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period (in thousands):

	Year Ended December 31,		
	2021	2022	2023
Freight Holding contingently redeemable preferred stock	10,070	30,458	13,430
Convertible notes	21,740	18,250	—
RSUs	71,461	98,167	4,534
Stock options	24,253	20,039	207
Common stock subject to repurchase	4,153	2,606	—
Shares committed under ESPP	3,226	3,878	867
Warrants to purchase common stock	73	73	—
Total	134,976	173,471	19,038

Note 13 – Segment Information and Geographic Information

We determine our operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance.

In January 2021, we sold our ATG Business to Aurora. Our ATG Business was included in the ATG and Other Technology Programs segment prior to this transaction. As a result of the sale, ATG and Other Technology Programs segment was no longer a reportable segment. Beginning in the first quarter of 2021, results of ATG and Other Technology Programs are included within All Other. Refer to Note 18 – Divestitures for further information regarding the sale of our ATG Business.

As of December 31, 2023, our three operating and reportable segments are as follows:

Segment	Description
Mobility	Mobility products connect consumers with Drivers who provide rides in a variety of vehicles, such as cars, auto rickshaws, motorbikes, minibuses, or taxis. Mobility also includes activity related to our financial partnerships products and advertising.
Delivery	Delivery offerings allow consumers to search for and discover local restaurants, order a meal, and either pick-up at the restaurant or have the meal delivered. In certain markets, Delivery provides offerings for grocery, alcohol, and convenience store delivery as well as select other goods. We refer to the grocery, alcohol, convenience and retail categories collectively as Grocery & Retail. Delivery also includes advertising.
Freight	Freight connects Carriers with Shippers on our platform, and gives Carriers upfront, transparent pricing and the ability to book a shipment. Freight also includes transportation management and other logistics services offerings.

For information about how our reportable segments derive revenue, as well as revenue grouped by offerings and geographical region, refer to Note 2 – Revenue.

Our segment operating performance measure is segment Adjusted EBITDA. The CODM does not evaluate operating segments using asset information and, accordingly, we do not report asset information by segment. Segment Adjusted EBITDA is defined as revenue less the following expenses: cost of revenue, operations and support, sales and marketing, and general and administrative and research and development expenses associated with our segments. Segment Adjusted EBITDA also excludes non-cash items or items that management does not believe are reflective of our ongoing core operations (as shown in the table below).

The following table provides information about our segments and a reconciliation of total segment Adjusted EBITDA to loss from operations (in millions):

	Year Ended December 31,		
	2021	2022	2023
Segment Adjusted EBITDA:			
Mobility	$ 1,596	$ 3,299	$ 4,963
Delivery	(348)	551	1,506
Freight	(130)	—	(64)
All Other [1]	(11)	—	—
Total Segment Adjusted EBITDA	1,107	3,850	6,405
Reconciling items:			
Corporate G&A and Platform R&D [2]	(1,881)	(2,137)	(2,353)
Depreciation and amortization	(902)	(947)	(823)
Stock-based compensation expense	(1,168)	(1,793)	(1,935)
Legal, tax, and regulatory reserve changes and settlements [3]	(526)	(732)	(9)
Goodwill and asset impairments/loss on sale of assets	(157)	(25)	(84)
Acquisition, financing and divestitures related expenses	(102)	(46)	(36)
Accelerated lease costs related to cease-use of ROU assets	(5)	(6)	—
COVID-19 response initiatives [4]	(54)	(1)	—
Loss on lease arrangement, net	—	(7)	(4)
Restructuring and related charges	—	(2)	(51)
Legacy auto insurance transfer [5]	(103)	—	—
Mass arbitration fees, net	(43)	14	—
Income (loss) from operations	$ (3,834)	$ (1,832)	$ 1,110

[1] Includes historical results of ATG and Other Technology Programs and New Mobility.

[2] Includes costs that are not directly attributable to our reportable segments. Corporate G&A also includes certain shared costs such as finance, accounting, tax, human resources, information technology and legal costs. Platform R&D also includes mapping and payment technologies and support and development of the internal technology infrastructure. Our allocation methodology is periodically evaluated and may change.

[3] Legal, tax, and regulatory reserve changes and settlements are primarily related to certain significant legal proceedings or governmental investigations related to worker classification definitions, or tax agencies challenging our non-income tax positions. These matters have limited precedent, cover extended historical periods and are unpredictable in both magnitude and timing, therefore are distinct from normal, recurring legal, tax and regulatory matters and related expenses incurred in our ongoing operating performance.

[4] COVID-19 response initiatives relate to payments for financial assistance to Drivers personally impacted by COVID-19, the cost of personal protective equipment distributed to Drivers, Driver reimbursement for their cost of purchasing personal protective equipment, the costs related to free rides and food deliveries to healthcare workers, seniors, and others in need as well as charitable donations.

[5] Refer to Note 1 – Description of Business and Summary of Significant Accounting Policies for further information.

Geographic Information

Revenue by geography is based on where the trip or shipment was completed or meal delivered. Long-lived assets, net includes property and equipment, net and operating lease right-of-use assets as well as the same asset class included within assets held for sale on the consolidated balance sheets. The following tables set forth revenue and long-lived assets, net by geographic area as of and for the years ended December 31, 2021, 2022 and 2023 (in millions):

	Year Ended December 31,		
	2021	**2022**	**2023**
United States	$ 9,058	$ 17,953	$ 18,620
United Kingdom [(1)]	551	4,215	6,522
All other countries	7,846	9,709	12,139
Total Revenue	$ 17,455	$ 31,877	$ 37,281

[(1)] In 2022, we modified our arrangements in certain markets and, as a result, present the respective Mobility and Delivery revenue on a gross basis. Payments to Drivers and Couriers are recognized in cost of revenue, exclusive of depreciation and amortization.

	As of December 31,	
	2022	**2023**
United States	$ 3,210	$ 2,980
All other countries	321	334
Total long-lived assets, net	$ 3,531	$ 3,314

Revenue grouped by offerings and geographical region is included in Note 2 – Revenue.

Note 14 – Commitments and Contingencies

Contingencies

From time to time, we are a party to various claims, non-income tax audits and litigation in the normal course of business. As of December 31, 2022 and 2023, we had recorded aggregate liabilities of $1.6 billion and $1.0 billion, respectively, of which $614 million and $336 million, respectively, relate to non-income tax matters in accrued and other current liabilities on the consolidated balance sheets for all of our legal, regulatory and non-income tax matters that were probable and reasonably estimable.

We are currently party to various legal and regulatory matters that have arisen in the normal course of business and include, among others, alleged independent contractor misclassification claims, Fair Credit Reporting Act ("FCRA") claims, alleged background check violations, pricing and advertising claims, unfair competition claims, intellectual property claims, employment discrimination and other employment-related claims, Telephone Consumer Protection Act ("TCPA") claims, Americans with Disabilities Act ("ADA") claims, data and privacy claims, securities claims, antitrust claims, challenges to regulations, and other matters. We have existing litigation, including class actions, Private Attorney General Act lawsuits, arbitration claims, and governmental administrative and audit proceedings, asserting claims by or on behalf of Drivers that Drivers are misclassified as independent contractors. In connection with the enactment of California State Assembly Bill 5 ("AB5"), we have received and expect to continue to receive - in California and in other jurisdictions - an increased number of misclassification claims. With respect to our outstanding legal and regulatory matters, based on our current knowledge, we believe that the ultimate amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on our business, financial position, results of operations, or cash flows. The outcome of such legal matters is inherently unpredictable and subject to significant uncertainties. If one or more of these matters were resolved against us for amounts in excess of management's expectations, our results of operations, financial condition or cash flows could be materially adversely affected.

Driver Classification

California Attorney General Lawsuit

In January 2020, AB5 went into effect. AB5 codifies a test to determine whether a worker is an employee under California law. The test is referred to as the "ABC" test, and was originally handed down by the California Supreme Court in Dynamex Operations v. Superior Court in 2018. Under the ABC test, workers performing services for a hiring entity are considered employees unless the hiring entity can demonstrate three things: the worker (A) is free from the hiring entity's control, (B) performs work that is outside the usual course of the hiring entity's business, and (C) customarily engages in the independent trade, work or type of business performed for the hiring entity.

On May 5, 2020, the California Attorney General, in conjunction with the city attorneys for San Francisco, Los Angeles and San Diego, filed a complaint in San Francisco Superior Court against Uber and Lyft, Inc. ("Lyft"). The complaint alleges drivers are misclassified, and seeks an injunction and monetary damages related to the alleged competitive advantage caused by the alleged misclassification of drivers.

On August 10, 2020, the Court issued a preliminary injunction order, prohibiting us from classifying drivers as independent contractors and from violating various wage and hour laws. The injunction was stayed pending appeal. On October 22, 2020, the Court of Appeal affirmed the lower court's ruling, and we filed a petition for review of the decision with the California Supreme Court. The petition was based upon the passage of Proposition 22 by California voters in November 2020, and requested that the Court of Appeal opinion be vacated because AB5's application to Uber was superseded by Proposition 22.

Proposition 22 was a state ballot initiative that provides a framework for drivers that use platforms like ours to qualify as independent workers. As a result of the passage of Proposition 22, Drivers are able to maintain their status as independent contractors under California law, and we and our competitors are required to comply with the provisions of Proposition 22. Proposition 22 went into effect on December 16, 2020.

The California Supreme Court declined the petition for review on February 10, 2021. The lawsuit was returned to the trial court following the appellate proceedings on February 22, 2021. On April 12, 2021, the California Attorney General, Uber and Lyft filed a stipulation to dissolve the preliminary injunction with the trial court. On April 16, 2021, the trial court signed an order granting the stipulation. Although the preliminary injunction has been dissolved, the lawsuit remains ongoing relating to claims by the California Attorney General for periods prior to enactment of Proposition 22. The parties petitioned to stay this matter pending coordination with other California employment related matters, which was granted and a coordination judge was assigned. The case had been stayed pending appeal of the denial of a motion to compel arbitration, however the California Supreme Court denied review on January 17, 2024, and the case was remitted back to the Superior Court on January 29, 2024 for further proceedings. We intend to continue to vigorously defend ourselves. Our chances of success on the merits are still uncertain and any reasonably possible loss or range of loss cannot be estimated.

Castellanos v. State (Constitutional Challenge to Proposition 22)

In addition, in January 2021, a petition was filed with the California Supreme Court by several drivers and a labor union alleging that Proposition 22 is unconstitutional, which was denied. The same drivers and labor union have since filed a similar challenge in California Superior Court, and in August 2021, the Alameda County Superior Court ruled that Proposition 22 is unconstitutional. On September 21, 2021, the State of California filed an appeal of that decision with the California Court of Appeal, and the Protect App-Based Drivers and Services organization, who intervened in the matter, has also filed an appeal. Oral argument was heard on December 13, 2022.

On March 13, 2023, the California Court of Appeal overturned the lower court's ruling that Proposition 22 is unconstitutional, which means that Proposition 22 remains in effect. Service Employees International Union has petitioned the California Supreme Court for review. The California Supreme Court granted review on June 28, 2023, and has set a briefing schedule. We expect a decision in 2024.

Massachusetts Attorney General Lawsuit

On July 9, 2020, the Massachusetts Attorney General filed a complaint in Suffolk County Superior Court against Uber and Lyft. The complaint alleges Drivers are employees, and are entitled to protections under the wage and labor laws. Trial has been set for May 13, 2024, and the AG is currently only seeking an order regarding driver classification without any claims for monetary damages. Our chances of success on the merits are still uncertain and any reasonably possible loss or range of loss cannot be estimated.

New York Attorney General

The New York Attorney General has alleged misclassification of Drivers and related employment violations in New York by Uber as well as fraud related to certain deductions. In November 2023, we reached an agreement to resolve this matter. In December 2023, we paid into a settlement fund which will be distributed to current and former drivers.

Swiss Social Security Ruling

Several Swiss administrative bodies have issued decisions in which they classify Drivers as employees of Uber Switzerland, Rasier Operations B.V. or of Uber B.V. for social security or labor purposes. We are challenging each of them before the Social Security and Administrative Tribunals.

In April 2021, a ruling was made that Uber Switzerland could not be held liable for social security contributions. The litigations with regards to Uber B.V. and Rasier Operations B.V. are still pending for years 2014 to 2021. In January 2022, the Social Security Tribunal of Zurich reclassified drivers who have used the App in 2014 as dependent workers of Uber B.V. and Rasier Operations B.V. from a social security standpoint, and this ruling had been appealed before the Federal Tribunal and had no impact on our current operations. On March 21, 2023, the Federal Tribunal ruled that Drivers who have used the Uber App in 2014 qualify as employees for social security purposes. Further discussions with the social security authorities are in progress.

On June 3, 2022, the Federal Tribunal issued two rulings by which both Drivers and Couriers in the Canton of Geneva are classified as employees of Uber B.V., Uber Portier B.V. and Uber Switzerland GmbH. Following the ruling of the Federal Tribunal on Eats, we received an injunction of payment from the Social Security authorities that stated that couriers shall be considered employees for social security purposes since the launch of Uber Eats. We reached a settlement with the Canton of Geneva on Mobility with regards to social security implications.

On October 2, 2023, the Swiss Federal Tax authorities ruled that Drivers are independent contractors for VAT purposes, based on the changes implemented in the App since 2020. This decision will be used to support the Company's position in the Social Security proceedings.

The ultimate resolution of the matters before the social security authorities is uncertain and the amount accrued for those matters is recorded within accrued and other current liabilities on the consolidated balance sheet as of December 31, 2023.

Other Driver Classification Matters

Additionally, we have received other lawsuits and governmental inquiries in other jurisdictions, and anticipate future claims, lawsuits, arbitration proceedings, administrative actions, and government investigations and audits challenging our classification of Drivers as independent contractors and not employees. We believe that our current and historical approach to classification is supported by the law and intend to continue to defend ourselves vigorously in these matters. However, the results of litigation and arbitration are inherently unpredictable and legal proceedings related to these claims, individually or in the aggregate, could have a material impact on our business, financial condition, results of operations and cash flows. Regardless of the outcome, litigation and arbitration of these matters can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources and other factors.

State Unemployment Taxes

New Jersey Department of Labor

In 2018, the New Jersey Department of Labor ("NJDOL") opened an audit reviewing whether Drivers were independent contractors or employees for purposes of determining whether unemployment insurance regulations apply from 2014 through 2018. The NJDOL made an assessment on November 12, 2019, against both Rasier and Uber. Both assessments were calculated through November 15, 2019, but only calculated the alleged contributions, penalties, and interest owed from 2014 through 2018. The NJDOL has provided several assessments from February through October 2021. We have submitted payment for the principal revised amount of the assessment and have since reached agreement on and paid the remaining amounts allegedly owed from 2014 through 2018.

The NJ DOL has initiated an audit for the period of 2019 through the second quarter of 2023. The ultimate resolution of the matter is uncertain and the amount accrued for those matters is recorded within accrued and other current liabilities on the consolidated balance sheet as of December 31, 2023.

California Employment Development Department

In 2014, the California employment development department ("CA EDD") opened an audit to review whether drivers should be treated as employees or independent contractors. The department issued an assessment in 2016 for the periods of 2013 - 2015 and we have since reached an agreement with the CA EDD for this period. In 2022, we received requests for information related to an audit of a subsequent period, which covers the fourth quarter of 2017 through the fourth quarter of 2020. We have also received an audit for the years 2018 - 2020 covering couriers who used the Postmates platform and received an assessment in June 2023. We are in the process of appealing the assessment. The ultimate resolution of the matter is uncertain and the amount accrued for those matters is recorded within accrued and other current liabilities on the consolidated balance sheet as of December 31, 2023.

New York Department of Labor

In February 2020, the New York Department of Labor ("NYDOL") opened an audit reviewing whether Drivers were independent contractors or employees for purposes of determining whether unemployment insurance regulations apply from 2013 through 2020. The NYDOL issued an assessment in November 2022 against Uber. In November 2023, the parties reached an agreement to resolve backwards looking liability associated with unemployment contributions and will be paying unemployment insurance contributions going forward. In December 2023, we paid the assessment to resolve the backwards looking liability associated with unemployment contributions.

Non-Income Tax Matters

We recorded an estimated liability for contingencies related to non-income tax matters and are under audit by various domestic and foreign tax authorities with regard to such matters.

The subject matter of these contingent liabilities and non-income tax audits primarily arise from the characterization for tax purposes of the transactions on the platform, as well as the application of certain employee benefits and employment and income taxes to our Drivers and Couriers. In jurisdictions with disputes connected to transactions on the platform, disputes involve the applicability of transactional taxes (such as sales tax, VAT, GST and similar taxes) or gross receipts taxes. In jurisdictions with disputes connected to employment or income taxes, disputes involve the applicability of withholding taxes related to employment taxes or back-up income tax withholding on payments made to Drivers, Couriers, and Merchants.

Our estimated liability is inherently subjective due to the complexity and uncertainty of these matters and the judicial processes in certain jurisdictions; therefore, the final outcome could be materially different from the estimated liability recorded.

United Kingdom

On October 31, 2022, we settled our UK VAT dispute with the HMRC, the UK tax regulator, for all periods prior to March 14, 2022. As a result of the settlement agreement, these prior periods are closed to assessment and Uber made a payment of approximately $733 million (£613 million) in the fourth quarter of 2022 for this resolution.

As of March 14, 2022, we modified our operating model in the UK, such that as of that date Uber UK is a merchant of transportation and is required to remit VAT. Uber UK is remitting VAT under the Value Added (Tour Operators) Order 1987 ("VAT Order 1987"), which allows for VAT remittance on a calculated margin, rather than on Gross Bookings.

Throughout 2023, we received multiple assessments from the HMRC disputing our application of VAT Order 1987 application for the period of March 2022 to June 2023, totaling approximately $789 million (£631 million) for unpaid VAT. Uber paid, and is required to pay, these assessments in order to proceed with the appeal process. The payments do not represent our acceptance of the assessments.

The payments made in 2023 are recorded as a receivable in other assets on our consolidated balance sheet because we believe that we will be successful in our appeal, upon which, the full amount of our payments will be returned to us with interest upon completion of the appeals process. We expect to receive additional assessments related to this matter and will be required to pay the assessments in order to continue with the appeals process. Any payments are expected to decrease operating cash flow and have no impact on our results of operations. We plan to vigorously defend our application of the VAT Order 1987 and are waiting to obtain hearing dates from the Tax Tribunal.

Brazil

In May 2023, we received an assessment for 2019 and 2020 Driver social security contributions from the Brazilian Federal Revenue Bureau ("FRB"). We are contesting the assessment and we filed our administrative appeal with the FRB in June 2023. A negative decision can be appealed at multiple levels. Our chances of success on the merits are still uncertain and any reasonably possible loss or range of loss cannot be estimated.

Other Legal and Regulatory Matters

We have been and continue to be subject to various government inquiries and investigations surrounding the legality of certain of our business practices, compliance with antitrust, anti-bribery and anti-corruption laws (including the Foreign Corrupt Practices Act) and other global regulatory requirements, labor laws, securities laws, data protection and privacy laws, consumer protection laws, environmental laws, and the infringement of certain intellectual property rights. We have investigated and continue to investigate many of these matters and we are implementing a number of recommendations to our managerial, operational and compliance practices, as well as strengthening our overall governance structure. In many cases, we are unable to predict the outcomes and implications of these inquiries and investigations on our business which could be time consuming, costly to investigate and require significant management attention. Furthermore, the outcome of these inquiries and investigations could negatively impact our business, reputation, financial condition and operating results, including possible fines and penalties and requiring changes to operational activities and procedures.

We have been and expect to continue to be subject to personal injury claims for compensation based on traffic accidents, deaths, injuries, or other incidents that are caused by Drivers, consumers, or third parties while using our platform, or even when Drivers, consumers, or third parties are not actively using our platform. Various plaintiffs have also coordinated and may in the future attempt to coordinate individual injury claims in various jurisdictions. We use a combination of third-party insurance and self-insurance mechanisms to provide for personal injury risks. Our insurance reserves include unpaid losses and loss adjustment expenses for risks retained by us related to these claims.

Indemnifications

In the ordinary course of business, we often include standard indemnification provisions in our arrangements with third parties. Pursuant to these provisions, we may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with their activities or non-compliance with certain representations and warranties made by us. In addition, we have entered into indemnification agreements with our officers, directors, and certain current and former employees, and our certificate of incorporation and bylaws contain certain indemnification obligations. It is not possible to determine the maximum potential loss under these indemnification provisions / obligations because of the unique facts and circumstances involved in each particular situation.

Note 15 – Variable Interest Entities

VIEs are legal entities that lack sufficient equity to finance their activities without future subordinated financial support.

Consolidated VIEs

We consolidate VIEs in which we hold a variable interest and are the primary beneficiary. We are the primary beneficiary because we have the power to direct the activities that most significantly impact the economic performance of these VIEs. As a result, we consolidate the assets and liabilities of these consolidated VIEs.

Total assets included on the consolidated balance sheets for our consolidated VIEs as of December 31, 2022 and 2023 were $3.9 billion and $3.5 billion, respectively. Total liabilities included on the consolidated balance sheets for these VIEs as of December 31, 2022 and 2023 were $789 million and $755 million, respectively.

Uber Freight Holding Corporation

In July 2018, we created a new majority-owned subsidiary, Uber Freight Holding Corporation ("Freight Holding"). The purpose of Freight Holding is to perform the business activities of the Freight operating segment. The Freight Holding stock held by us was determined to be a variable interest.

In October 2020, Freight Holding entered into a Series A preferred stock purchase agreement ("2020 Freight Series A Preferred Stock Purchase Agreement") with an outside investor ("2020 Freight Series A Investor") to sell shares of Series A Preferred Stock ("Freight Series A").

In July 2021, we entered into a Freight Series A preferred stock purchase agreement and sold shares of Freight Series A to The Public Investment Fund, which is an investor in Uber.

In November 2021, Freight Holding entered into a series A-1 stock purchase agreement ("2021 Series A-1 Preferred Stock Purchase Agreement") with outside investors ("Freight Series A-1 Investors") to sell shares of Series A-1 convertible preferred stock of Freight Holding ("Freight Series A-1"). Neither the Freight Series A nor Freight Series A-1 investments changed the conclusion that Freight Holding is a consolidated VIE. As of December 31, 2022 and 2023, we continue to own the majority of the issued and outstanding capital stock of Freight Holding and report a non-controlling interest as further described in Note 16 – Non-Controlling Interests.

In February 2023, Freight Holding entered into a $300 million senior secured asset-based revolving credit facility guaranteed by the assets of Freight Holding and is considered non-recourse to us. As of December 31, 2023, there was no balance outstanding on Freight Holding's revolving credit facility.

Careem Qatar and Morocco

On January 2, 2020, we completed the acquisition of substantially all of the assets of Careem and certain of its subsidiaries pursuant to an asset purchase agreement (the "Asset Purchase Agreement") in countries where regulatory approval was obtained or which did not require regulatory approval. The assets and operations in Qatar and Morocco (collectively "Non-Transferred Countries") had not yet been transferred to us as of the purchase date. The purpose of the Careem Qatar and Morocco's operations is to provide primarily ridesharing services in each respective country. Although the assets and operations of the Non-Transferred Countries were not transferred as of the purchase date, we had rights to all residual interests in the entities comprising the Non-Transferred Countries which were considered variable interests. We were exposed to losses and residual returns of the entities comprising the Non-Transferred Countries through the right to all of the proceeds from either the divestiture or the eventual legal transfer, upon regulatory approval, of the entities comprising the Non-Transferred Countries. We controlled Intellectual Properties ("IP") which are significant for the businesses of the Non-Transferred Countries and sub-license those IP to the Non-Transferred Countries. Each entity that comprised the Non-Transferred Countries met the definition of a VIE and we were the primary beneficiary of each of the entities comprising the Non-Transferred Countries.

In September 2021, ownership of Careem's operations in Morocco was fully transferred to us.

In October 2022, Qatar's Court of Cassation rejected our final appeal for the proposed acquisition of the assets and operations of Careem Qatar. However, we continue to be exposed to losses and residual returns of the Careem Qatar entity through the right to all of the proceeds from either the divestiture or the eventual legal transfer, upon regulatory approval, of the Careem Qatar entity. We continued to be the primary beneficiary of Careem Qatar and, as a result, consolidated Careem Qatar as of December 31, 2022.

In February 2023, Careem Qatar's ridesharing operations shut down and an immaterial loss on disposal was recognized. As of December 31, 2023, the entity remains consolidated, as we continue to be the primary beneficiary of the remaining business operations.

Unconsolidated VIEs

We do not consolidate VIEs in which we hold a variable interest but are not the primary beneficiary because we lack the power to direct the activities that most significantly impact the entities' economic performance. Our carrying amount of both assets and liabilities recognized on the consolidated balance sheets related to unconsolidated VIEs were approximately $548 million and $575 million as of December 31, 2022 and 2023, respectively. As of December 31, 2022, the carrying amount of assets and liabilities represent our maximum exposure to loss associated with the unconsolidated VIEs. As of December 31, 2023, our maximum exposure to loss was $686 million, which includes the carrying amounts of assets and liabilities recognized on the consolidated balance sheet related to the unconsolidated VIEs as well as an immaterial financial guarantee.

Lime

Lime is incorporated in Delaware for the purpose of owning and operating a fleet of dockless e-bikes and e-scooters for short-term access use by consumers for personal transportation. We are exposed to Lime's economic risks and rewards through the related carrying amount of assets and liabilities and any financial guarantees, which represent variable interests. Refer to Note 3 – Investments and Fair Value Measurement for further information on our 2020 Lime Investments.

Moove

On February 12, 2021 (the "Moove Closing Date"), we entered into and completed a series of agreements with Garment Investments S.L. dba Moove ("Moove"), a vehicle fleet operator in Spain, including (i) an equity investment, through preferred shares, in which Uber acquired a 30% minority interest in Moove from its current shareholders at closing and up to approximately $185 million contingent on future performance of Moove and certain other conditions through the eighth anniversary of the agreement, (ii) a term loan of $213 million to Moove, due February 2026, and (iii) a commercial partnership agreement. Also included in the agreements is an option for us to purchase common stock of Moove at fair value, beginning two years after the Moove Closing Date. As of December 31, 2023, we have not exercised this option. After this series of agreements, Moove is considered a related party.

In February 2023, we entered into a settlement and amendment agreement ("Moove Settlement") with Moove, a related party, to settle certain contingent considerations agreements. As a result of the Moove Settlement, we made an immaterial payment to Moove. The remaining contingent liability is recorded within accrued and other current liabilities on our consolidated balance sheet as of December 31, 2023 and is not material.

Our equity investment in Moove, through preferred shares, is accounted for as an investment in non-marketable equity securities included in investments on our consolidated balance sheets. The term loan, of $253 million as of December 31, 2023, is accounted for as a loan receivable, carried at amortized cost, and included in other assets on our consolidated balance sheet. Refer to Note 3 – Investments and Fair Value Measurement, Assets Measured at Fair Value on a Non-Recurring Basis, for additional information regarding our non-marketable equity securities.

Moove is a VIE as it lacks sufficient equity to finance its activities without future subordinated financial support. We are exposed to Moove's economic risks and rewards through the related carrying amount of assets and liabilities and any financial guarantees, which represent variable interests.

Note 16 – Non-Controlling Interests

We have consolidated subsidiaries that have issued common stock and preferred stock or preferred units to third party investors, representing non-controlling interests. As of December 31, 2022 and 2023, the carrying value of non-controlling interests represented by subsidiaries' preferred units and preferred stock were $1.3 billion and $1.6 billion, respectively.

ATG Investment: Preferred Unit Purchase Agreement

During 2019, we contributed certain of our subsidiaries and certain assets and liabilities related to our autonomous vehicle technologies (excluding liabilities arising from certain indemnification obligations related to the Levandowski arbitration and any remediation costs associated with certain obligations that may arise as a result of the Waymo settlement) to Apparate in exchange for common units representing 100% ownership interest in Apparate. Subsequent to the formation of Apparate, Apparate entered into a Class A Preferred Unit Purchase Agreement ("Preferred Unit Purchase Agreement") with SVF Yellow (USA) Corporation ("SoftBank"), Toyota Motor North America, Inc. ("Toyota"), and DENSO International America, Inc. ("DENSO"), collectively "the Investors", for purchase by the Investors of Class A Preferred Units ("Preferred Units") in Apparate. Apparate, a subsidiary of ours, issued 1.0 million Preferred Units at $1,000 per unit to the Investors for an aggregate consideration of $1.0 billion ($400 million from Toyota, $333 million from SoftBank, and $267 million from DENSO).

At the option of the Investors, the Preferred Units were convertible into common units of Apparate, initially on a one-for-one basis but subject to potential adjustment, as defined by the Preferred Unit Purchase Agreement at any time. The Preferred Units were entitled to certain distributions, including primarily dividends which are payable in cash or in-kind (at Apparate's discretion), and accrue quarterly, compounded on the last day of each quarter at a 4.5% annual rate. The Preferred Units were entitled to distributions upon the occurrence of a sale or liquidation of Apparate representing an amount that is equal to the greater of (i) the original investment plus any accrued but unpaid amounts, and (ii) their share of distributions assuming conversion to common units of Apparate immediately prior to the sale or liquidation event. The quarterly dividend, along with any attributed prorated share of Apparate's net income (if applicable), were included in net income (loss) attributable to non-controlling interests, net of tax in our consolidated statements of operations. The Preferred Units did not participate in net losses due to a liquidation preference.

Prior to the sale of ATG Business to Aurora in January 2021, we consolidated the ATG Business' assets and liabilities and reported non-controlling interests described below. Refer to Note 18 – Divestitures for further information on the sale of the ATG Business.

SoftBank's Preferred Units

SoftBank's Preferred Units included the option to put to us all, but not less than all, of its initial investment in Preferred Units at a price equal to the number of SoftBank's Preferred Units multiplied by the greater of (i) the original investment plus any accrued but unpaid amounts per unit and (ii) the fair value of the Preferred Units at the time of conversion (the "Put/Call Price")The SoftBank Preferred Units were classified as redeemable non-controlling interests in our consolidated financial statements and reported at the Put/Call Price which was determined as of the balance sheet date.

Toyota and DENSO's Preferred Units

The Toyota and DENSO Preferred Units were classified as non-redeemable non-controlling interests as these units were not subject to any mandatory redemption rights or redemption rights that are outside our control.

Divestiture of ATG Business to Aurora

In January 2021, we completed the sale of our ATG Business to Aurora. As a result, our controlling interest and the non-controlling interests in the ATG Business were settled and ownership of the ATG Business transferred to Aurora. We derecognized the carrying value of non-controlling interests in the ATG Business of $1.1 billion, which included Toyota and DENSO non-redeemable non-controlling interests of $701 million and Softbank's redeemable non-controlling interests of $356 million. Refer to Note 18 – Divestitures for further information.

Freight Holding

As of December 31, 2022 and 2023, we owned 74% and 74%, respectively, of the issued and outstanding capital stock of our subsidiary Freight Holding, or 73% and 72%, respectively, on a fully-diluted basis if all common shares reserved for issuance under our Freight Holding employee incentive plan were issued and outstanding. The minority stockholders of Freight Holding include: (i) holders of Freight Holding's Series A and A-1 Preferred Stock; (ii) holders of common equity awards issued under the employee equity incentive plans; and (iii) employees who hold fully vested shares.

In May 2022, Freight Holding adopted the 2022 Freight Holding Equity Incentive Plan (the "2022 Freight Holding Plan"). The 2022 Freight Holding Plan serves as the successor to the 2018 Holding Equity Incentive Plan (the "2018 Freight Holding Plan"). Awards previously granted under the 2018 Freight Holding Plan remain outstanding and governed by the terms of the 2018 Freight Holding Plan.

As of December 31, 2022, a total number of 85.1 million shares of Freight Holding were reserved, of which 39.4 million shares were available for grant and issuance.

As of December 31, 2023, a total number of 356.7 million shares of Freight Holding were reserved, of which 273.8 million shares were available for grant and issuance.

Holders of Common Stock of Freight Holding

The minority common stockholders of our subsidiary Freight Holding, including any holders of common equity awards issued under the employee equity incentive plans and employees who hold fully vested shares, have put rights to sell increasing percentages of their equity interests at fair value to us at specified periods of time beginning in August 2025 through 2027 that terminates upon the earliest of the closing of a liquidation transaction or an IPO of the subsidiary. Should the put rights be exercised, they can be satisfied in either cash, Uber stock, or a combination of cash and Uber stock based upon our election. As of December 31, 2022 and 2023, the minority common stockholders ownership in Freight Holding is classified as a redeemable non-controlling interest, because it is redeemable on an event that is not solely in our control. As of December 31, 2022 and 2023, the redeemable non-controlling interest related to holders of common stock of Freight Holding has not been re-measured to redemption value because it is not probable of redemption.

We attribute the pro rata share of Freight Holding's net income or loss available to holders of common stock to the redeemable non-controlling interests generated from common shares of Freight Holding based on the outstanding ownership of the minority shareholders of common shares during the period.

Freight Series A Preferred Stock

In October 2020, Freight Holding entered into a 2020 Freight Series A Preferred Stock Purchase Agreement with a 2020 Freight Series A Investor. Pursuant to the 2020 Freight Series A Preferred Stock Purchase Agreement, the 2020 Freight Series A Investor agreed to invest an aggregate of $500 million in Freight Holding, which occurred over two closings, subject to customary closing conditions. The 2020 Freight Series A Investor holds two seats on the Freight Holding board of directors as of December 31, 2023.

In October 2020, the initial closing occurred pursuant to the 2020 Freight Series A Preferred Stock Purchase Agreement and 2020 Freight Series A Investor invested $250 million in exchange for 124.7 million shares of Freight Series A preferred stock.

In August 2022, the second closing occurred pursuant to the Freight Series A Preferred Stock Purchase Agreement and the 2020 Freight Series A Investor invested an additional $250 million in exchange for 124.7 million shares of Freight Series A preferred stock. The 2020 Freight Series A Investor is considered a related party to Freight Holding.

We do not attribute the pro rata share of the Freight Holding's loss to the redeemable non-controlling interests in Series A Preferred shares of Freight Holding because these shares are entitled to a liquidation preference and therefore do not participate in losses that would cause their interest to be below the liquidation preference. Upon liquidation, these Freight Series A preferred stock are entitled to the greater of either (i) a 1.5x liquidation preference on their initial investment, as well as 6% continuously compounding cumulative dividends that will be paid before any distribution to common shareholders or (ii) the fair value of their investment (the "Freight Series A Liquidation Preference"). The dividend, along with any attributed prorated share of Freight Holding's net income (if applicable), are included in net income (loss) attributable to non-controlling interests, net of tax in our consolidated statements of operations.

The 2020 Freight Series A Investor's Freight Series A preferred stock may be called by us at our option after October 2025 at the Freight Series A Liquidation Preference. Beginning after October 2023, if certain events have not occurred including Freight Holding consummating an IPO, 2020 Freight Series A Investor's Freight Series A preferred stock could become redeemable by us at the Freight Series A Liquidation Preference. Upon redemption, the 2020 Freight Series A Investor's Freight Series A preferred stock would be settled in either cash or Uber common shares at our option. On October 6, 2023, the 2020 Freight Series A Investor exercised their right to require that either Freight Holding conduct an IPO or we redeem them as described above, which will be determined by October 2024.

As of December 31, 2022 and 2023, the Freight Series A preferred stock held by the 2020 Freight Series A Investor is classified as a redeemable non-controlling interest, because it is redeemable on an event that is not solely in our control. Prior to the fourth quarter of 2023, this redeemable non-controlling interest of Freight Holding was not re-measured to redemption value because it was not probable that the non-controlling interest would become redeemable. Given the 2020 Freight Series A Investor exercised their right during the fourth quarter of 2023, this redeemable non-controlling interest was deemed probable of redemption. Based on the Freight Series A Liquidation Preference, this redeemable non-controlling interest was re-measured to its full estimated redemption value with an adjustment of $286 million.

In July 2021, we entered into a Series A preferred stock purchase agreement and sold shares of Freight Holding's Series A Preferred Stock to The Public Investment Fund, which is an investor in Uber, representing 4% ownership interest on a fully diluted basis at the time of the sale. As of December 31, 2022 and 2023, the Freight Series A preferred stock held by the Public Investment Fund were classified as non-redeemable non-controlling interests as these shares of preferred stock are not subject to any mandatory redemption rights or redemption rights that are outside our control.

Freight Series A-1 Preferred Stock

In November 2021, Freight Holding entered into a 2021 Series A-1 Preferred Stock Purchase Agreement with Freight Series A-1 Investors. Pursuant to the 2021 Series A-1 Preferred Stock Purchase Agreement, the Freight Series A-1 Investors agreed to invest an aggregate of $550 million in Freight Holding in exchange for Freight Series A-1 preferred stock. The purchase and sale of the Freight Series A-1 preferred stock took place concurrently with the closing of the Transplace acquisition. Refer to Note 17 – Business Combinations for additional information on the Transplace acquisition.

Freight Series A-1 Investors have basic rights and preferences which primarily include: one vote per share; conversion rights to common shares; 6% cumulative dividend preference and liquidation preference (a 1.0x liquidation preference of original issuance price plus cumulative unpaid dividends). The accruing dividends are compounding annually, and are only payable when dividends are declared by Freight Holding's Board. The dividend, along with any attributed prorated share of Freight Holding's net income (if applicable), are included in net income (loss) attributable to non-controlling interests, net of tax in our consolidated statements of operations. As of December 31, 2022 and 2023, the Freight Series A-1 preferred stock held by the Freight Series A-1 Investors were classified as non-redeemable non-controlling interests as these shares of preferred stock are not subject to any mandatory redemption rights or redemption rights that are outside our control.

Freight Holding Supplier Financing Program

Freight Holding utilizes a third-party financial institution that allows our suppliers to be paid by the third-party financial institution earlier than the due date on the applicable invoice at a discounted price. In general, supplier invoices financed by the third-party financial institution are due for payment by Freight Holding within thirty days.

As of December 31, 2022 and 2023, the liability related to the supplier financing program was immaterial and the amounts are included within accounts payable on the consolidated balance sheets.

Cornershop

On July 6, 2020, we closed the acquisition of a 55% controlling ownership interest in CS-Global. Refer to Note 17 – Business Combinations for further information. The non-controlling interest in CS-Global was classified as redeemable non-controlling interest because it was subject to a put/call agreement which was not solely in our control to exercise. At each balance sheet date, the redeemable non-controlling interest was measured using a discounted cash flow methodology and the carrying value was adjusted if the fair value was higher than the carrying value.

On January 11, 2021, CS-Global exercised a call option and acquired 100% of the outstanding equity interest in CS-Mexico, which increased the redeemable non-controlling interest. In August 2021, we acquired the minority shareholders' interests in CS-Global in an all-stock transaction and CS-Global became a wholly-owned subsidiary of ours. We derecognized the carrying value of redeemable non-controlling interests in CS-Global of $1.3 billion. Refer to Note 17 – Business Combinations for further information.

Note 17 – Business Combinations

Cornershop

In 2020, we acquired a 55% controlling interest in Cornershop Global ("CS-Global"), an entity which held all of Cornershop Cayman's ("Cornershop") business operations, except for those in Mexico ("CS-Mexico"). As a result, we obtained the controlling financial interest in CS-Global and accounted for the acquisition as a business combination. Cornershop operates as an online grocery delivery platform primarily in Chile and Mexico. Uber and CS-Global also entered into a put/call arrangement over the non-controlling interest in CS-Global, providing Uber the right and obligation to acquire the remaining interest from non-controlling interest holders, exercisable in 5 years if there is no IPO or liquidation event, at a future negotiated price.

Concurrent with the CS-Global acquisition transaction, Uber, Cornershop and CS-Global entered into a put/call arrangement over the non-controlling interest in CS-Global, providing CS-Global with the right through the call option (and obligation through the put option held by Cornershop) to purchase all of the interests in CS-Mexico, contingent upon the receipt of regulatory approval in Mexico ("CS-Mexico Put/Call"). Upon either the exercise of the call option (by CS-Global) or the put option (by Cornershop), CS-Global would acquire 100% of the outstanding equity interests in CS-Mexico.

In December 2020, we received approval from Mexico's antitrust regulator to complete the CS-Mexico transaction. On January 11, 2021, CS-Global exercised the call option through the CS-Mexico Put/Call agreement and acquired 100% of the outstanding equity interest in CS-Mexico, and we owned 55% of CS-Mexico through our ownership in CS-Global. The acquisition of CS-Mexico was accounted for as a business combination. The acquisition date fair value of the consideration transferred for CS-Mexico was immaterial, and consisted of a combination of cash payment and equity payment in Uber common stock and the fair value of the CS-Mexico Put/Call remeasured at the acquisition date. As a result of remeasuring our prior CS-Mexico Put/Call held immediately prior to the business combination, we recognized an immaterial loss during the year ended December 31, 2021. The loss was included in other income (expense), net in the consolidated statement of operations.

In August 2021, we completed the acquisition of the remaining 45% ownership interest (or 47%, on a fully-diluted basis) in Cornershop in an all-stock transaction. As consideration for our acquisition of the remaining non-controlling interest, we issued 25 million shares of our common stock, including 4.6 million restricted shares issued to certain Cornershop employees. In addition, we issued 4 million stock options to replace assumed outstanding stock options. These replacement stock options attributable to post-acquisition service were included in our option activity and were recognized as stock-based compensation expense.

The acquisition was accounted for as an equity transaction, as we previously controlled and consolidated Cornershop. Accordingly, we did not recognize a gain or loss in our consolidated statement of operations during the year ended December 31, 2021. In connection with this acquisition, the previously recognized non-controlling interest was derecognized. Following this transaction, Cornershop became our wholly-owned subsidiary.

The total purchase price was determined to be $967 million, based on the number of shares issued and Uber's share price on the closing date. The fair value of the 4.6 million restricted shares issued to certain Cornershop employees was determined to be $202 million. These shares were restricted and contingent on the employees' continuing employment at the combined company for three years, beginning in August 2021. These restricted shares were considered compensation for post-combination services and were recognized as stock-based compensation expense ratably over three years, beginning in August 2021.

Drizly

On February 2, 2021, we entered into an Agreement and Plan of Reorganization to acquire 100% ownership interest in Drizly, an on-demand alcohol marketplace in North America.

On October 12, 2021, we completed the acquisition of Drizly, allowing us to expand alcohol offerings in our Delivery business. The acquisition of Drizly was accounted for as a business combination. The acquisition date fair value of the consideration transferred for Drizly was approximately $943 million, which consisted of the following (in millions):

	Fair Value
Common stock issued	$ 881
Cash	42
Stock-based compensation awards attributable to pre-combination services	20
Total consideration	$ 943

The fair value of the $881 million common stock issued (19 million shares of our common stock), as consideration transferred was determined on the basis of the closing market price of our common stock on the acquisition date.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition (in millions):

	Fair Value
Current assets	$ 50
Goodwill	619
Intangible assets	395
Other long-term assets	7
Total assets acquired	1,071
Current liabilities	(44)
Deferred tax liability	(79)
Non-current liabilities	(5)
Total liabilities assumed	(128)
Net assets acquired	$ 943

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is not deductible for tax purposes. Goodwill is primarily attributed to the assembled workforce of Drizly and anticipated operational synergies. Goodwill was assigned to our Delivery segment. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management's estimates and assumptions at the time of acquisition. Tangible net assets were valued at their respective carrying amounts as of the acquisition date, as these amounts approximate their fair values.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in millions, except years):

	Fair Value	Weighted Average Remaining Useful Life - Years
Consumer relationship	$ 60	5
Retailer relationship	90	10
Advertiser relationship	140	12
Developed technology	75	3
Trade names	30	6
Total	$ 395	

Consumer, retailer, and advertiser relationships represent the fair value of the underlying relationships with Drizly end-users, retailers (such as liquor stores), and advertisers. Developed technology represents the fair value of Drizly's advertising management platform. Trade names relate to the "Drizly" trade name, trademarks, and domain names. The overall weighted average useful life of the identified amortizable intangible assets acquired is eight years.

The results of Drizly were included in our consolidated financial statements from the date of acquisition, October 12, 2021. For the period from October 12, 2021 through December 31, 2021, Drizly contributed an immaterial amount of revenue and loss before taxes.

Transplace

On July 21, 2021, we entered into a Stock Purchase Agreement to acquire 100% ownership interest in Transplace, a leading transportation management and third-party logistics provider in North America.

On November 12, 2021, we completed the acquisition of Transplace in an all-cash transaction, allowing us to expand our Uber Freight business through Transplace's expertise in transportation management. The acquisition of Transplace was accounted for as a business combination. The acquisition date fair value of the consideration transferred for Transplace was $2.3 billion.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition (in millions):

	Fair Value
Cash and cash equivalents	$ 29
Accounts receivable, net	899
Prepaid expenses and other current assets	23
Property and equipment, net	44
Operating lease right-of-use assets	57
Intangible assets, net	902
Goodwill	1,438
Other assets	3
Total assets acquired	3,395
Accounts payable	(516)
Operating lease liabilities, current	(7)
Accrued and other current liabilities	(363)
Operating lease liabilities, non-current	(66)
Deferred tax liability	(163)
Other long-term liabilities	(1)
Total liabilities assumed	(1,116)
Net assets acquired	$ 2,279

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. Goodwill is primarily attributed to the assembled workforce of Transplace and anticipated operational synergies. Goodwill was assigned to our Freight segment. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management's estimates and assumptions at the time of acquisition.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in millions, except years):

	Fair Value	Weighted Average Remaining Useful Life - Years
Consumer relationships	$ 530	12
Developed technology	363	7
Trade names	9	2
Total	$ 902	

Customer relationships represent the fair value of the underlying relationships with Transplace customers who utilize their logistics services. Developed technology represents the fair value of Transplace's customer facing technology platforms. Trade names relate to the "Transplace" trade name, trademarks, and domain names. The overall weighted average useful life of the identified amortizable intangible assets acquired is ten years.

The results of Transplace were included in our consolidated financial statements from the date of acquisition, November 12, 2021. For the period from November 12, 2021 through December 31, 2021, Transplace contributed $684 million of revenue and an immaterial amount of loss before taxes.

Certain Unaudited Pro Forma Information

The following unaudited pro forma financial information presents what our results would have been had we acquired Transplace in the beginning of the applicable comparable prior annual reporting period. The 2021 pro forma includes full year results for Transplace. The unaudited pro forma information presented below is for informational purposes only and is not necessarily indicative of our consolidated results of operations of the consolidated business had the acquisition actually occurred at the beginning of applicable comparable prior reporting period or of the results of our future operations of the consolidated business.

(In millions)	Year Ended December 31, 2021
	(Unaudited)
Revenue	$ 21,764
Net loss including non-controlling interests	(700)

The pro forma financial information primarily includes adjustments to net loss including non-controlling interests to reflect the additional amortization that would have been recorded assuming the fair value adjustments to intangible assets had been applied from the beginning of applicable comparable prior reporting period, with the related tax effects.

Note 18 – Divestitures

During the years ended December 31, 2021, 2022 and 2023, we completed the following divestitures:

- In 2021, divestitures consisted of the sale of our ATG Business, a subsidiary focused on the development and commercialization of autonomous vehicle technology, to Aurora.

- In 2023, we divested Careem's non-ridesharing business.

The gains associated with these divestitures were included in other income (expense), net in the consolidated statements of operations.

Divestiture of Careem Technologies

In December 2023, we completed the previously announced agreement with e& whereby e& contributed $400 million to Careem Technologies in exchange for a majority equity interest. Refer to Note 4 - Equity Method Investments for further information.

The following table presents the preliminary gain on sale of the interest in Careem Technologies.

	Year Ended December 31, 2023
Fair value of common shares received	$ 300
Cash consideration received	40
Net consideration received for sale of interest in Careem Technologies	340
Carrying value of net assets transferred	(136)
Gain on the sale of interest in Careem Technologies	$ 204

Divestiture of ATG Business to Aurora

On January 19, 2021, we completed the sale of our ATG Business, a subsidiary focused on the development and commercialization of autonomous vehicle technology, to Aurora. As a result, our controlling interest and the non-controlling interests in the ATG Business were settled, and ownership of the ATG Business transferred to Aurora.

As consideration for the sale, Aurora issued Series U-1 preferred shares to the third-party investors of the ATG Business to settle their ATG Series A Stated Liquidation Preference of $1.1 billion, which had previously been recorded as redeemable and non-redeemable non-controlling interests on our consolidated balance sheet prior to this transaction. We received the residual consideration from the sale as the only common unit holder of the ATG Business in the form of Aurora common shares valued at $1.3 billion, representing 22% of fully-diluted (25% undiluted) ownership interest of Aurora. Concurrently, we invested $400 million in Aurora in exchange for Aurora Series U-2 convertible preferred shares, representing 4% of fully-diluted (5% undiluted) ownership interest of Aurora. Refer to Note 3 – Investments and Fair Value Measurement for additional information.

We entered into a commercial agreement with Aurora pursuant to which the parties will collaborate with best efforts to launch and commercialize self-driving vehicles on our ridesharing network. We also allowed unvested RSUs for Uber stock held by employees of the ATG Business that transferred to Aurora to continue to vest over the next 12 months contingent upon the employee remaining at Aurora. As a result, we recognized liabilities of $315 million as consideration for these future obligations to Aurora.

The sale of the ATG Business did not represent a strategic shift that would have had a major effect on our operations and financial results, and therefore does not qualify for reporting as a discontinued operation. The resulting gain on disposal was recorded in other income (expense), net in the consolidated statements of operations.

The following table presents the gain on sale of the ATG Business (in millions):

	Year Ended December 31, 2021
Fair value of common shares received	$ 1,277
Derecognition of ATG Business' non-controlling interests	1,057
Liability recognized for future obligations	(315)
Net consideration received for sale of the ATG Business	2,019
Carrying value of net assets transferred	(375)
Gain on the sale of the ATG Business	$ 1,644

Schedule II - Valuation and Qualifying Accounts

The table below details the activity of the allowance for doubtful accounts, deferred tax asset valuation allowance, and insurance reserves (in millions):

	Balance at Beginning of Period	Additions [(1), (2)]	Deductions [(2)]	Balance at End of Period
Year Ended December 31, 2021				
Allowance for doubtful accounts	$ 55	$ 246	$ (250)	$ 51
Deferred tax asset valuation allowance	$ 13,410	$ 571	$ (61)	$ 13,920
Insurance reserves	$ 3,466	$ 1,696	$ (1,174)	$ 3,988
Year Ended December 31, 2022				
Allowance for doubtful accounts	$ 51	$ 286	$ (257)	$ 80
Deferred tax assets valuation allowance	$ 13,920	$ 2,204	$ (2,153)	$ 13,971
Insurance reserves	$ 3,988	$ 2,128	$ (1,396)	$ 4,720
Year Ended December 31, 2023				
Allowance for doubtful accounts	$ 80	$ 245	$ (234)	$ 91
Deferred tax assets valuation allowance	$ 13,971	$ 81	$ (107)	$ 13,945
Insurance reserves	$ 4,720	$ 3,544	$ (1,526)	$ 6,738

(1) Additions to insurance reserves include $69 million, $152 million and $158 million for the years ended December 31, 2021, 2022 and 2023 respectively, for changes in estimates resulting from new developments in prior period claims. Additions to insurance reserves also include $374 million for the year ended December 31, 2021 for reserves assumed in connection with a loss portfolio transfer reinsurance agreement. For additional information on the loss portfolio transfer reinsurance agreement, see Note 1 – Description of Business and Summary of Significant Accounting Policies.

(2) For the year ended December 31, 2021, the increase in the valuation allowance was primarily attributable to a tax rate increase in the Netherlands, an increase in U.S. federal, state and Netherlands deferred tax assets resulting from the loss from operations, and tax credits generated during the year, offset partially by the release of the valuation allowance due to deferred tax liabilities recorded as a result of the acquisitions providing an additional source of taxable income to support the realizability of pre-existing deferred tax assets.

For the year ended December 31, 2022, the increase in the valuation allowance was primarily attributable to an increase in deferred tax assets resulting from the loss from operations, offset by the deferred tax impact from the transfer of certain intangible assets among our wholly-owned subsidiaries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. As required by Rule 13a-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures are effective at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures

or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. In addition, PricewaterhouseCoopers LLP, our independent registered public accounting firm, provided an attestation report on our internal control over financial reporting as of December 31, 2023. You can find the full text of PricewaterhouseCoopers LLP attestation report in Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Amendments to Bylaws

On February 15, 2024, as part of its periodic review of the governing documents of the Company, our Board of Directors adopted Amended and Restated Bylaws (the "Bylaws") to permit stockholders who own at least 25% of the aggregate voting power of our voting securities, and who satisfy other requirements as set forth in the Bylaws, to call a special meeting of stockholders. The foregoing description is qualified in its entirety by reference to the full text of the Bylaws, which are attached hereto as Exhibit 3.2.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III
ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is set forth under the headers "Proposal 1- Election of Directors," "Executive Officers," "Corporate Governance" and "Other Governance Matters" in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 ("2024 Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is included under the headers "Director Compensation," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in the 2024 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is included under the headers "Executive Officers-Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2024 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is included under the headers "Corporate Governance-Certain Relationships and Related Person Transactions" and "Corporate Governance-Director Independence Determination" in the 2024 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is included under the header "Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm" in the 2024 Proxy Statement and is incorporated herein by reference.

PART IV
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) We have filed the following documents as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements and Schedule" under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material or the required information is shown in Part II, Item 8 of this Annual Report on Form 10-K.

3. **Exhibits**

The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Provided Herewith	Form	File Number	Exhibit	Filing Date
				Incorporated by Reference		
3.1	Amended and Restated Certificate of Incorporation of the Registrant.		10-Q	001-38902	3.1	August 5, 2021
3.2	Amended and Restated Bylaws of the Registrant.	X				
4.1	Description of Common Stock.		10-K	001-38902	4.1	March 2, 2020
4.2	Form of common stock certificate of the Registrant.		S-1/A	333-230812	4.1	April 26, 2019
4.3	Indenture, relating to the Registrant's 8.00% Senior Notes due 2026, by and between the Registrant and U.S. Bank National Association, dated November 7, 2018.		S-1	333-230812	4.5	April 11, 2019
4.4	Form of 8.00% Senior Note due 2026.		S-1	333-230812	4.6	April 11, 2019
4.5	Supplemental Indenture, dated September 6, 2019, among the Registrant, Rasier, LLC and U.S. Bank National Association, as trustee, relating to the Registrant's 8.00% Senior Notes due 2026.		10-Q	001-38902	4.1	August 2, 2023
4.6	Supplemental Indenture, dated June 2, 2023, among the Registrant, Uber International Holding Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to the Registrant's 8.00% Senior Notes due 2026.		10-Q	001-38902	4.3	August 2, 2023
4.7	Indenture, dated as of September 17, 2019, by and between the Registrant, Rasier, LLC and U.S. Bank National Association as Trustee.		8-K	001-38902	4.1	September 17, 2019
4.8	Form of Global Note, representing the Registrant's 7.500% Senior Notes due 2027 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-38902	4.2	September 17, 2019
4.9	Supplemental Indenture, dated June 2, 2023, among the Registrant, Uber International Holding Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to the Registrant's 7.50% Senior Notes due 2027.		10-Q	001-38902	4.4	August 2, 2023
4.10	Form of Unsecured Convertible Note.		10-Q	001-38902	4.1	May 8, 2020
4.11	Indenture, dated as of May 15, 2020, by and between the Registrant, Rasier, LLC and U.S. Bank National Association, as Trustee.		8-K	001-38902	4.1	May 15, 2020
4.12	Indenture, dated as of September 16, 2020, by and between the Registrant, Rasier, LLC and U.S. Bank National Association, as Trustee.		8-K	001-38902	4.1	September 16, 2020
4.13	Form of Global Note, representing the Registrant's 6.250% Senior Notes due 2028 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-38902	4.2	September 16, 2020
4.14	Supplemental Indenture, dated June 2, 2023, among the Registrant, Uber International Holding Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to the Registrant's 6.25% Senior Notes due 2028.		10-Q	001-38902	4.5	August 2, 2023
4.15	Indenture, dated as of December 11, 2020, by and between the Registrant and U.S. Bank National Association, as Trustee.		8-K	001-38902	4.1	December 11, 2020
4.16	Form of Global Note, representing the Registrant's 0% Convertible Senior Notes due 2025 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-38902	4.2	December 11, 2020
4.17	Indenture, dated as of August 12, 2021, by and between the Registrant, Rasier, LLC and U.S. Bank National Association, as Trustee.		8-K	001-38902	4.1	August 12, 2021

4.18	Form of Global Note, representing the Registrant's 4.50% Senior Notes due 2029 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-38902	4.2	August 12, 2021
4.19	Supplemental Indenture, dated June 2, 2023, among the Registrant, Uber International Holding Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to the Registrant's 4.50% Senior Notes due 2029.		10-Q	001-38902	4.6	August 2, 2023
4.20	Indenture, dated as of November 24, 2023, by and between Uber Technologies, Inc. and U.S. Bank Trust Company National Association, as Trustee.		8-K	001-38902	4.1	November 24, 2023
4.21	Form of Global Note, representing Uber Technologies, Inc.'s 0.875% Convertible Senior Notes due 2028 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-38902	4.2	November 24, 2023
4.22	First Supplemental Indenture, dated as of November 24, 2023, by and between Uber Technologies, Inc. and U.S. Bank Trust Company National Association, as trustee.		8-K	001-38902	4.3	November 24, 2023
10.1	Amended and Restated 2010 Stock Plan and related forms of award agreements.		S-1	333-230812	10.1	April 11, 2019
10.2	Amended and Restated 2013 Equity Incentive Plan and related forms of award agreements.		S-1/A	333-230812	10.2	April 26, 2019
10.3	2019 Equity Incentive Plan and related forms of award agreements.		S-1	333-230812	10.3	April 11, 2019
10.4	2019 Employee Stock Purchase Plan.		S-1	333-230812	10.4	April 11, 2019
10.5	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.		S-1	333-230812	10.5	April 11, 2019
10.6	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers, effective as of November 2024.	X				
10.7	2019 Executive Severance Plan.		S-1	333-230812	10.6	April 11, 2019
10.8	Amended and Restated 2019 Executive Severance Plan.		8-K	001-38902	10.2	June 30, 2023
10.9	Executive Bonus Plan.		S-1	333-230812	10.7	April 11, 2019
10.10	Director Compensation Policy and Stock Ownership Guidelines		10-Q	001-38902	10.2	August 4, 2022
10.11	RSU Conversion and Deferral Program for Directors.		10-Q	001-38902	10.1	May 5, 2022
10.12	Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, the Issuing Banks party thereto, and Morgan Stanley Senior Funding, Inc., dated June 26, 2015.		S-1	333-230812	10.14	April 11, 2019
10.13	Amendment No. 1 to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated November 17, 2015.		S-1	333-230812	10.15	April 11, 2019
10.14	Amendment No. 2 to Revolving Credit Agreement, by and between the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated December 21, 2015.		S-1	333-230812	10.16	April 11, 2019
10.15	Joinder Agreement to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated March 21, 2016.		S-1	333-230812	10.17	April 11, 2019
10.16	Amendment No. 4 to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated July 13, 2016.		S-1	333-230812	10.18	April 11, 2019

10.17	Amendment No. 5 to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated June 13, 2018.	S-1	333-230812	10.19	April 11, 2019
10.18	Amendment No. 6 to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, each Issuing Bank party thereto, and Morgan Stanley Senior Funding, Inc., dated October 25, 2018.	S-1	333-230812	10.20	April 11, 2019
10.19	Amendment No. 7 to Revolving Credit Agreement, by and among the Registrant, Rasier LLC, the Lenders party thereto, each Issuing Bank party thereto, and Morgan Stanley Senior Funding, Inc., dated June 5, 2020.	10-Q	001-38902	10.1	August 7, 2020
10.20	Amendment No. 8 to Revolving Credit Agreement, by and among the Registrant, Rasier LLC, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated December 24, 2021.	10-K	001-38902	10.17	February 24, 2022
10.21	Amendment No. 9 to Revolving Credit Agreement, dated April 4, 2022, by and among the Registrant, as borrower, Rasier, LLC, as guarantor, the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent.	8-K	001-38902	10.1	April 5, 2022
10.22	Joinder Agreement, dated July 28, 2023, among the Registrant, Mizuho Bank Ltd., as an incremental revolving lender, Morgan Stanley Senior Funding, Inc., as administrative agent, and other parties thereto.	8-K	001-38902	10.1	August 1, 2023
10.23	Term Loan Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated July 13, 2016.	S-1	333-230812	10.21	April 11, 2019
10.24	Amendment No. 1 to Term Loan Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated June 13, 2018.	S-1	333-230812	10.22	April 11, 2019
10.25	Amendment No. 2 to Term Loan Agreement, dated February 25, 2021, by and among the Registrant as Borrower, Rasier LLC as subsidiary guarantor, the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent for the lenders.	8-K	001-38902	10.1	March 1, 2021
10.26	Amendment No. 3 to Term Loan Agreement, dated March 3, 2023, by and among Uber Technologies, Inc. as borrower, Rasier, LLC as subsidiary guarantor, the lenders party thereto and Morgan Stanley Senior Funding Inc., as administrative agent for the lenders.	8-K	001-38902	10.1	March 3, 2023
10.27	Amendment No. 4 to Term Loan Agreement, dated March 14, 2023, by and among Uber Technologies, Inc. as borrower, Rasier, LLC as subsidiary guarantor, the lenders party thereto and Morgan Stanley Senior Funding Inc., as administrative agent for the lenders.	8-K	001-38902	10.1	March 14, 2023
10.28	Form of Capped Call Confirmation between Uber Technologies, Inc. and each option counterparty.	8-K	001-38902	10.1	November 24, 2023
10.29+	Google Maps Master Agreement, by and between the Registrant and Google LLC, dated July 13, 2020.	10-Q	001-38902	10.1	November 6, 2020
10.30+	Amendment to the Google Maps Master Agreement - Platform Rides and Deliveries Solution Service Schedule, by and between the Registrant and Google LLC, dated February 9, 2022	10-Q	001-38902	10.2	May 5, 2022
10.31+	Second Amendment to the Google Maps Master Agreement - Platform Rides and Deliveries Solution Service Schedule, dated June 15, 2023, among Google LLC and the Registrant.	10-Q	001-38902	10.1	August 2, 2023
10.32	Employment Agreement, by and between the Registrant and Dara Khosrowshahi, dated June 28, 2023.	8-K	001-38902	10.3	June 30, 2023
10.33	Employment Agreement, by and between the Registrant and Nelson Chai, dated April 9, 2019.	S-1	333-230812	10.30	April 11, 2019

10.34	Addendum to Employment Agreement, by and between the Registrant and Nelson Chai, dated September 1, 2019.	10-K	001-38902	10.29	March 2, 2020	
10.35	Addendum to Employment Agreement, by and between the Registrant and Nelson Chai, dated February 28, 2020.	10-K	001-38902	10.30	March 2, 2020	
10.36	Employment Agreement, by and between the Registrant and Nikki Krishnamurthy, dated April 9, 2019.	S-1	333-230812	10.32	April 11, 2019	
10.37	Addendum to Employment Agreement, by and between the Registrant and Nikki Krishnamurthy, dated December 18, 2020.	10-K	001-38902	10.29	March 1, 2021	
10.38‡	Form of employment agreement between the Registrant and its executive officers.	10-Q	001-38902	10.2	November 6, 2020	
21.1	List of Subsidiaries of the Registrant.					X
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (contained on signature page hereto).					X
31.1	Certification of the Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of the Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Clawback Policy	8-K	001-38902	10.1	June 30, 2023	
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					
101.SCH	XBRL Taxonomy Extension Schema Document.					
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.					
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).					

+Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

‡This form of employment agreement will be used for all named executive officer employment agreements entered into and effective after July 1, 2020 unless otherwise noted.

* The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Uber Technologies, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UBER TECHNOLOGIES, INC.

Date: February 15, 2024

By: /s/ Dara Khosrowshahi

Dara Khosrowshahi

Chief Executive Officer and Director

(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoint Dara Khosrowshahi, Prashanth Mahendra-Rajah, and Tony West, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dara Khosrowshahi Dara Khosrowshahi	Chief Executive Officer and Director *(Principal Executive Officer)*	February 15, 2024
/s/ Prashanth Mahendra-Rajah Prashanth Mahendra-Rajah	Chief Financial Officer *(Principal Financial Officer)*	February 15, 2024
/s/ Glen Ceremony Glen Ceremony	Chief Accounting Officer and Global Corporate Controller *(Principal Accounting Officer)*	February 15, 2024
/s/ Ronald Sugar Ronald Sugar	Chairperson of the Board of Directors	February 15, 2024
/s/ Revathi Advaithi Revathi Advaithi	Director	February 15, 2024
/s/ Turqi Alnowaiser Turqi Alnowaiser	Director	February 15, 2024
/s/ Ursula Burns Ursula Burns	Director	February 15, 2024
/s/ Robert Eckert Robert Eckert	Director	February 15, 2024

/s/ Amanda Ginsberg	Director	February 15, 2024
Amanda Ginsberg		
/s/ Wan Ling Martello	Director	February 15, 2024
Wan Ling Martello		
/s/ John Thain	Director	February 15, 2024
John Thain		
/s/ David Trujillo	Director	February 15, 2024
David Trujillo		
/s/ Alexander Wynaendts	Director	February 15, 2024
Alexander Wynaendts		

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Board of Directors

Ronald Sugar
Chairperson of the Board;
Former Chairman and CEO,
Northrop Grumman Corporation

Revathi Advaithi
CEO, Flex Ltd.

Turqi Alnowaiser
Deputy Governor and Head of
International Investments Division,
The Public Investment Fund

Ursula Burns
Former Chairman and CEO,
VEON Ltd.

Robert Eckert
Operating Partner,
FFL Partners, LLC

Amanda Ginsberg
Former CEO,
Match Group, Inc.

Dara Khosrowshahi
Chief Executive Officer,
Uber Technologies, Inc.

Wan Ling Martello
Co-founder and Partner,
BayPine LP

John Thain
Former Chairman and CEO,
CIT Group Inc.

David Trujillo
Partner, TPG

Alexander Wynaendts
Former CEO and Chairman,
Aegon NV

Officers

Dara Khosrowshahi
Chief Executive Officer

Jill Hazelbaker
Senior Vice President, Marketing
and Public Affairs

Nikki Krishnamurthy
Senior Vice President and
Chief People Officer

Prashanth Mahendra-Rajah
Chief Financial Officer

Tony West
Chief Legal Officer and
Corporate Secretary

Stock Exchange

Uber Technologies, Inc.'s common
stock is traded on the New York Stock
Exchange under the symbol "UBER"

Transfer Agent and Registrar

Computershare Trust Company, N.A.
Stockholder Correspondence should
be mailed to:

Computershare Investor Services
Computershare P.O. Box 43078
Providence, RI 02940-3078

Overnight correspondence should
be mailed to:

Computershare
150 Royall Street
Suite 101
Canton, MA 02021

Computershare Shareholder Services
Number (Toll Free): 800-736-3001

Investor Center™ portal:
www.computershare.com/investor

Documents

A copy of the Company's annual
report on Form 10-K filed with the
Securities and Exchange Commission
will be furnished without charge to
any stockholder upon request by
writing to the Corporate Secretary at
Uber Technologies, Inc.
1725 3rd Street
San Francisco, CA 94158

Investor Relations

1725 3rd Street
San Francisco, CA 94158
investor@uber.com

Investor Relations Website:
investor.uber.com

Corporate Headquarters

1725 3rd Street
San Francisco, CA 94158

Independent Public Registered Accounting Firm

PricewaterhouseCoopers LLP

Uber

1725 3rd Street
San Francisco, California 94158
uber.com